Raymond V. Gilmartin Chairman, President & Chief Executive Officer	Merck & Co., Inc. One Merck Drive P.O. Box 100 Whitehouse Station, NJ 08889-0100

                         , 2003

Dear Merck & Co., Inc. Stockholder:

I am pleased to inform you that on                     , 2003, the Board of Directors of Merck & Co., Inc. approved the spin-off of Medco Health Solutions, Inc., a wholly owned subsidiary of Merck that provides pharmacy benefit management services to approximately 62 million members.

The spin-off of Medco Health, which creates two separate companies with significant growth prospects, will enhance the success of both Merck and Medco Health by enabling each one to pursue its unique and focused strategy. This transaction will provide our stockholders with equity in two very successful companies. We believe the spin-off will enhance the potential for success of both businesses, thereby increasing stockholder value.

The spin-off of Medco Health will occur on                     , 2003 by way of a pro rata dividend to Merck stockholders. If you held Merck common stock at the close of business on the record date for the spin-off,                     , 2003, you will receive a dividend of one share of Medco Health common stock for every              shares of Merck common stock that you held on that date. No fractional shares of Medco Health common stock will be issued. If you would be entitled to a fractional share of Medco Health common stock in the distribution, you will receive its cash value instead. Based on a ruling we expect to receive from the U.S. Internal Revenue Service, your receipt of Medco Health shares in the distribution will be tax-free for U.S. federal income tax purposes, but any cash you receive instead of fractional shares will be taxable to you. You should, of course, consult your own tax advisor as to the particular consequences of the distribution to you.

Stockholder approval of the spin-off is not required, and you are not required to take any action to receive your Medco Health common stock.

Following the spin-off, you will own shares in both Merck and Medco Health. Merck common stock will continue to trade on the New York Stock Exchange under the symbol “MRK”. Medco Health has applied to have its common stock listed on the New York Stock Exchange under the symbol “MHS”.

The attached information statement, which is being mailed to all Merck stockholders, describes the spin-off in detail and contains important information, including financial statements, about Medco Health.

We look forward to your continued support as a stockholder in both Merck and Medco Health.

Sincerely,

Raymond V. Gilmartin

Chairman, President and Chief Executive Officer

                          , 2003

Dear Medco Health Solutions, Inc. Stockholder:

It is my pleasure to welcome you as a stockholder of Medco Health Solutions, Inc. We are the largest provider of prescription benefit management services in the United States, based on the net revenues we generated in 2002. We provide sophisticated prescription benefit programs and services for our clients and their 62 million members, as well as for the physicians and pharmacies the members use.

As a separate company, Medco Health will continue to provide high-quality, customer-oriented service while effectively managing drug costs for our clients and their members. We plan to focus our energies on continued innovation in controlling health care costs and driving improved patient care through the appropriate use of prescription drugs. With our talented and experienced employees and highly automated home delivery pharmacy and Internet technologies, we are well positioned to continue as a leader in our industry.

Medco Health Solutions, Inc. has applied to have its common stock traded on the NYSE under the symbol “MHS” following the spin-off.

I invite you to learn more about Medco Health by reviewing the enclosed information statement. We look forward to our future as a separately-traded public company and to your support as a holder of Medco Health Solutions, Inc. common stock.

Sincerely,

David B. Snow, Jr.

President and Chief Executive Officer

Exhibit 99.1

Preliminary and Subject to Completion, dated May 28, 2003

Information Statement

Medco Health Solutions, Inc.

Common Stock

(Par Value $0.01 per share)

This information statement is being furnished in connection with the distribution of all the outstanding shares of Medco Health Solutions, Inc. common stock by Merck & Co., Inc. to holders of its common stock.

Shares of our common stock will be distributed to holders of Merck common stock of record as of the close of business on                     , 2003, which will be the record date. These stockholders will receive one share of our common stock for every              shares of Merck common stock held on the record date. The distribution will be effective at 11:59 p.m. on                     , 2003. These stockholders will receive cash in lieu of fractional shares. The distribution is intended to be tax-free to Merck and its stockholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares, and Merck expects to receive a ruling from the U.S. Internal Revenue Service to that effect.

No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Merck stockholders will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or to exchange shares of Merck common stock in order to receive our common stock or to take any other action in connection with the distribution. There is no current trading market for our common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop on or shortly before the record date for the spin-off, and we expect “regular way” trading of our common stock will begin the first trading day after the spin-off. We have applied to have our common stock listed on the New York Stock Exchange under the symbol “MHS”.

In reviewing this information statement, you should carefully consider the matters described under the caption “ Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2003.

Merck first mailed this document to its stockholders on                     , 2003.

Unless otherwise indicated, all references in this information statement:

•	to Medco Health, us or we include Medco Health Solutions, Inc., its subsidiaries and its predecessors, including Merck-Medco Managed Care, L.L.C., the company that historically operated our business and that converted to a corporation on May 21, 2002;

•	to Merck & Co., Inc. or Merck include Merck & Co., Inc. and its subsidiaries;

•	to years are to our fiscal years ended on the last Saturday in December of the year indicated; and

•	to quarters are to our fiscal quarters ended on the last Saturday in March, June, September or December of the quarter indicated.

The transaction in which Medco Health will be separated from Merck and become a separately-traded public company is referred to in this information statement alternatively as the “distribution” or the “spin-off”.

SUMMARY

The following is a summary of some of the information contained in this information statement. We urge you to read this entire document carefully, including the risk factors, our historical and pro forma consolidated financial statements and the notes to those financial statements.

Medco Health Solutions, Inc.

We are the nation’s largest pharmacy benefit manager, or PBM, based on our 2002 net revenues. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. We believe that our ability to consistently deliver programs and services that help our clients provide a high-quality, cost-effective prescription drug program to their members has made us a market leader.

We actively pursue initiatives to reduce the rate of increase in our clients’ drug expenditures, referred to in our industry as “drug trend”, to save members money and to improve the services we provide both our clients and their members. We continue to expand our pre-eminent home delivery business, which reduces drug costs for our clients and provides enhanced reliability and service to their members. In 2002, our national network of home delivery pharmacies filled approximately 82 million prescriptions, representing about 30% more than the number of prescriptions filled by the mail service operations of our three largest competitors combined. We seek to contain costs for our clients and their members by encouraging the use of medically appropriate generic drugs through our generic education and substitution programs. Our high-quality service, advanced technology and cost containment initiatives enabled us to limit the average drug trend for plans that include both retail and home delivery to 14.0% in each of 2000 and 2001 and 12.9% in 2002, compared to the national average of 17.0% in 2000, 15.7% in 2001 and an estimated 14.3% in 2002 as reported by the Centers for Medicare & Medicaid Services, or CMS.

We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. As of April 2003, the plans we administered for our clients covered 190 of the Fortune 500, including 52 of the Fortune 100, 12 of the country’s 42 Blue Cross/Blue Shield plans and several large managed care organizations. In addition, our Systemed L.L.C. subsidiary capitalizes on our extensive PBM capabilities to meet the specific needs of small to mid-size clients. Over the last three years, our aggregate revenue from small to mid-size clients increased an average of approximately 39% per year, excluding the impact of acquisitions, to approximately $1.6 billion in 2002.

From 1998 to 2002, our net revenues increased on average approximately 26.4% per year. In 2002, we filled or processed approximately 548 million prescriptions, had net revenues of approximately $33 billion and net income of more than $360 million, and had earnings before interest income/expense, taxes, depreciation and amortization, or EBITDA, of approximately $886 million. See Note 6 under “Selected Historical Consolidated Financial and Operating Data” for a further description of EBITDA and a table that reconciles net income to EBITDA on page 47 of this information statement. Our net income is driven by our ability to earn rebates and negotiate favorable discounts on prescription drugs from pharmaceutical manufacturers, obtain competitive discounts from retail pharmacies, negotiate competitive client pricing, including rebate sharing terms, shift dispensing volumes from retail to home delivery and provide services in a cost-efficient manner.

Questions and Answers about Medco Health and the Distribution

Why is Merck separating Medco Health from its business?

The board of directors of Merck has determined that the separation of Medco Health from Merck will enhance the success of both Merck and Medco Health, and thereby maximize stockholder value over the long term for each company, by:

•	enabling each company to continue to pursue its unique and focused strategy; and

•	enabling investors to evaluate the financial performance, strategies and other characteristics of Merck and Medco Health separately in comparison to companies within their respective industries.

See “The Distribution”.

Why is the separation of the two companies structured as a spin-off?

Merck’s board of directors believes that a tax-free distribution of shares in Medco Health offers Merck and its stockholders the greatest long-term value and is the most tax efficient way to separate the companies.

What do stockholders need to do to participate in the spin-off?

Nothing. You are not required to take any action to receive Medco Health common stock in the distribution, although we urge you to read this entire document carefully. You do not need to mail in Merck common stock certificates to receive Medco Health common stock. No stockholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. You will not be required either to pay anything for the new shares or to surrender any shares of Merck common stock. If you own Merck common stock as of the close of business on the record date, a book-entry account statement reflecting your ownership of Medco Health shares will be mailed to you, or your brokerage account will be credited for the shares, on or about                 , 2003. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time as well as delivery of physical stock certificates for their shares, in each case without charge.

Are there risks to owning Medco Health common stock?

Yes. Medco Health’s business is subject both to general and specific business risks relating to its operations. In addition, Medco Health’s spin-off from Merck presents risks relating to it being a separately-traded public company as well as risks relating to the nature of the spin-off transaction itself. See “Risk Factors”.

Does Medco Health plan to pay dividends?

No. We do not plan to pay dividends in the foreseeable future other than cash dividends aggregating $2 billion that we will pay to Merck prior to or concurrently with the completion of the distribution. Moreover, the terms of the credit agreement governing our senior secured credit facility and the indenture governing our ten-year senior unsecured notes will limit the amount of dividends we may pay. Payment of future cash dividends, if any, will be at the discretion of our board of directors in accordance with applicable law. See “Dividend Policy” and “Description of Indebtedness”.

What will the relationship between Merck and Medco Health be following the distribution?

After the distribution, Merck will not own any shares of Medco Health common stock and Medco Health will not own any shares of Merck common stock. However, in connection with the distribution, we and Merck are entering into a number of agreements that will govern our spin-off from Merck and our future relationship.

Under our managed care agreement with Merck, Merck provides us with rebates based, in part, on whether Merck products are included in the formularies we offer our clients and whether Merck products achieve specified market share targets under plans for which we provide PBM services. See “Relationships Between Our Company and Merck & Co., Inc.”

What are the U.S. federal income tax consequences of the distribution to Merck stockholders?

Based on the ruling that Merck expects to receive from the U.S. Internal Revenue Service, or IRS, you will not recognize a gain or loss on the receipt of shares of Medco Health common stock in the spin-off, except to the extent you receive cash in lieu of fractional shares. Your tax basis in your Merck common stock will be apportioned between your Merck common stock and the Medco Health common stock received in the distribution in accordance with their relative fair market values. See “The Distribution—U.S. Federal Income Tax Consequences of the Distribution”.

Where can Merck stockholders get more information?	Before the distribution, you should direct inquiries relating to the distribution to:

Merck & Co., Inc.

One Merck Drive

Whitehouse Station, New Jersey 08889-0100

Attention: Stockholder Services

(800) 613-2104

www.merck.com

After the distribution, you should direct inquiries relating to an investment in our common stock to:

Medco Health Solutions, Inc.

100 Parsons Pond Drive

Franklin Lakes, New Jersey 07417-2603

Attention: Investor Relations

(201) 269-3400

www.medcohealth.com

The distribution agent, transfer agent and registrar for our common stock will be:

Wells Fargo Shareowner Service, a division of

Wells Fargo Bank Minnesota, N.A.

161 North Concord Exchange

South St. Paul, MN 55075

(800) 778-3303

www.wellsfargo.com/shareownerservices

Information on these websites does not constitute part of this information statement.

Summary of the Distribution

The following is a brief summary of the terms of the distribution. Please see “The Distribution” for a more detailed description of the matters described below.

Distributing company	Merck & Co., Inc., which is a global research-driven pharmaceutical products and services company.

Distributed company	Medco Health Solutions, Inc., which is the nation’s largest provider of pharmacy benefit management services based on our 2002 net revenues.

Distribution ratio	Each holder of Merck common stock will receive a dividend of one share of our common stock for every shares of Merck common stock held on the record date.

Securities to be distributed

Approximately 270,000,000 shares of our common stock. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the distribution.

Distribution agent, transfer agent and registrar for the shares	Wells Fargo Shareowner Service, a division of Wells Fargo Bank Minnesota, N.A., will be the distribution agent, transfer agent and registrar for the shares of our common stock.

Fractional shares

Fractional shares of our common stock will not be distributed. Fractional shares to which Merck stockholders of record are entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of our common stock. These sale proceeds generally will be taxable to those stockholders.

Record date	The record date is the close of business on , 2003.

Distribution date	11:59 p.m. on 2003.

Stock exchange listing

Currently there is no public market for our common stock. We have applied to have our common stock listed on the New York Stock Exchange, or NYSE, under the symbol “MHS”. We anticipate that trading will commence on a when-issued basis shortly before the record date. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices for our common stock before or after the distribution date. In addition, Merck’s common stock will remain outstanding and will continue to trade on the NYSE. We cannot predict any change that may occur in the trading price of Merck’s common stock as a result of the distribution.

Incurrence of debt

Prior to or concurrently with the completion of the distribution, we will offer $500 million aggregate principal amount of ten-year senior unsecured notes and enter into a $1,150 million senior secured credit facility consisting of:

•	a $250 million five-year term loan;

•	a $650 million eight-year term loan; and

•	a $250 million five-year revolving credit facility.

The senior secured credit facility will be unconditionally guaranteed by substantially all of our current and future subsidiaries and will be secured by substantially all of our assets, other than our pharmaceutical manufacturer accounts receivable, including a pledge of the capital stock of our subsidiaries.

In addition, prior to or concurrently with the completion of the distribution, we will establish a wholly owned subsidiary that will purchase our pharmaceutical manufacturer accounts receivable on a daily basis. This receivables subsidiary will in turn enter into a $500 million 364-day renewable accounts receivable financing facility.

After giving effect to the notes offering, the term loans and the $100 million in advances we plan to receive under our accounts receivable financing facility prior to or concurrently with the completion of the distribution, we expect to have approximately $1,500 million of indebtedness for borrowed money outstanding. We expect that all of the revolving credit facility and approximately $400 million of the accounts receivable financing facility will remain undrawn at the completion of the distribution and will be available for working capital and general corporate purposes, subject, in the case of the accounts receivable financing facility, to there being sufficient eligible receivables.

See “Description of Indebtedness”.

Settlement of intercompany receivable and payment of dividends to Merck

Prior to or concurrently with the completion of the distribution, Merck will pay us the balance of our intercompany receivable and we will pay Merck cash dividends aggregating $2 billion. We intend to use the proceeds from the notes offering and the term loans, the advance under the accounts receivable financing facility and the proceeds of the intercompany receivable to pay these dividends.

Dividend policy

We presently intend to retain future earnings, if any, to finance the expansion of our business. Therefore, other than cash dividends aggregating $2 billion that we will pay to Merck prior to or concurrently with the completion of the distribution, we do not expect to pay any cash dividends in the foreseeable future. Moreover, the terms of the credit agreement governing our senior secured credit facility and the indenture governing our ten-year senior unsecured notes will limit the amount of dividends we may pay on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and contractual restrictions with respect to the payment of dividends.

Anti-takeover effects

Our managed care agreement with Merck contains provisions relating to assignment and change in control that could discourage third parties from acquiring us. Additionally, we will indemnify Merck under the tax responsibility allocation agreement we have entered into in connection with the distribution for the tax resulting from any acquisition or issuance of our stock that triggers the application of Section 355(e) of the U.S. Internal Revenue Code of 1986, or the Internal Revenue Code, and this could discourage, delay or prevent a change of control. Some provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law may also have the effect of making more difficult an acquisition of control of us in a transaction not approved by our board of directors. See “Relationships Between Our Company and Merck & Co., Inc.” and “Description of Capital Stock”.

Industry Overview

Prescription drugs are the fastest growing component of health care costs in the United States. According to CMS, drug expenditures in the United States totaled over $160 billion during 2002 and the cost of prescription drugs is expected to rise approximately 11% per year over the next nine years.

PBMs provide management and other services for outpatient drug benefits on behalf of their clients to an estimated 200 million Americans according to CMS. These services include:

•	design and implementation of formularies, which are lists of preferred drugs from which a PBM’s client’s members and their physicians can choose;

•	large-scale, highly automated claims adjudication with retail and home delivery pharmacies;

•	negotiated discounts and rebates from pharmaceutical manufacturers and discounts from drug wholesalers and retail pharmacies;

•	increasingly, home delivery pharmacies; and

•	programs to promote safe, economical use of pharmaceuticals and adherence to regimens to control chronic health conditions.

Areas of potential growth for the PBM industry include increased use of available programs and services by existing clients, as well as entry or expansion in the specialty drugs, information services and disease management markets.

Business Strategy

Our vision is to be an effective force in controlling health care costs for our clients and supporting improved patient care through the appropriate use of prescription drugs. We intend to achieve our objectives by successfully executing the business strategies outlined below and described in greater detail in the section “Business—Business Strategy”.

Deliver high-quality client and member service.    We provide our clients with individualized prescription drug benefit plan solutions by delivering high-quality customized plan design, clinical services, ongoing interactive monitoring and reporting, consulting and other services. Clients and members benefit from the high-quality services that our individualized prescription drug benefit plans enable us to deliver, our clinical services and access to the fast and reliable service provided by our call center pharmacies.

Take advantage of our significant technology investments to drive growth, improve service and reduce costs.    Our technology platform significantly enhances productivity and cost optimization for us and our clients, convenience for clients and their members and, we believe, overall patient care. The core elements of our technology platform include our automated home delivery pharmacies, specialized call center pharmacies and advanced user-friendly Internet applications.

Actively pursue sources of growth from new clients and increased use of our value-added services, including our home delivery pharmacies.    We believe our high-quality service model and drug trend management track record will enable us to continue to attract new clients. We have a significant opportunity to promote additional cost management programs and services to many of our existing clients and to increase our home delivery service volume substantially.

Selectively form strategic alliances and expand into complementary, adjacent markets.    While our principal focus has been to expand our business through internal growth, we have also made targeted acquisitions and entered into strategic alliances. We intend to continue to expand into new markets and may selectively form alliances and make targeted acquisitions to complement our internal growth.

Competitive Advantages

We believe we have several competitive advantages that enable us to deliver enhanced service to clients and their members while effectively managing drug trend for our clients.

We believe our competitive advantages include the following:

We have the largest home delivery pharmacy service in the PBM industry. Our pre-eminent home delivery pharmacy service automates the prescription filling process using proprietary software, much of which we have developed in-house, and advanced robotics technology. At our home delivery pharmacies, we can accept a prescription for processing, determine whether the prescribed drug is on a plan’s approved list of drugs, or “formulary”, substitute less expensive clinically equivalent generic drugs for brand name drugs, or “generic substitution”, fill the prescription and have it delivered by mail or courier to a member. These capabilities create a distinct cost advantage for us and our clients, while enhancing member convenience.

In 2002, our national network of home delivery pharmacies filled approximately 82 million prescriptions. These prescriptions represented only approximately 15% of the prescriptions we filled or processed and we believe there is a substantial opportunity to increase the use of our home delivery service. The cornerstones of our home delivery pharmacy service are our two automated dispensing pharmacies, the largest such facilities in the world based on prescription volume. Using our patented technology, these facilities operate above Six Sigma levels, the highest industry quality standard, and reduce average delivery time substantially as compared with our other home delivery pharmacies. During the first quarter of 2003, these two automated pharmacies collectively dispensed approximately 1.4 million prescriptions per week.

Our investments in technology are reducing costs and providing enhanced client and member service.    We have designed our technology to anticipate and respond quickly to client, member, physician and pharmacist needs and to reduce costs. We have invested in a new generation of technology to allow our specialized call center pharmacies to provide faster service and enhance the access our service representatives have to member information. Our integrated voice-response phone system allows members to enroll for home delivery service, submit a home delivery order for processing, track the status of their home delivery order, or locate an in-network retail pharmacy in their area. We believe we are also a leader in promoting the use by physicians of online point-of-care technologies that reduce costs for clients by improving the speed and accuracy of ordering prescriptions and increasing the effectiveness of drug utilization management services such as encouraging the prescribing of drugs on a plan’s formulary, or “formulary compliance”, and generic substitution. We have implemented a suite of user-friendly web-based applications that provide clients with sophisticated reporting, analytical and communications capabilities to enable them to more effectively control the cost and quality of the prescription drug benefits they provide. In addition, we have a comprehensive, user-friendly member website, which comScore-Media Metrix ranked fourth among health sites in number of users over age 55 and eleventh among health sites in overall visitors. In 2002, through our member website, we processed more than 10.8 million prescriptions, a 51% increase over 2001.

We offer extensive value-added programs and services to our clients and their members.    Our flexible programs and services enable us to deliver effective drug trend management for our clients while, we believe, improving the quality of care for their members. Our services focus on:

•	Providing customized plan designs. We customize plan designs to meet the specific objectives of clients. We also offer ongoing consulting services and model clinical and financial outcomes for clients based on plan design and formulary choices.

•	Enhancing formulary compliance. We enhance formulary compliance through physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians, the use of multi-tiered co-payment and other cost-sharing payment structures and our home delivery pharmacy service.

•	Effectively managing drug utilization, a key driver of drug trend. Our wide range of drug trend management tools includes drug utilization review programs, rules governing which drugs are covered and our internally developed, clinically based programs. Our specialized call center pharmacies encourage physicians to reduce costs through dose optimization, generic substitution and the interchange of formulary compliant drugs for non-formulary compliant drugs.

•	Offering convenience to members. Dedicated service representatives and pharmacists at our call center pharmacies use advanced imaging technology and Internet capabilities to access a member’s prescription and health information to provide faster and more efficient service. Our comprehensive member website and integrated voice-response phone system allow members to obtain individualized patient information and use our home delivery pharmacy service.

•	Providing enhanced personalized service to members. Our Specialty Pharmacy Center of Excellence, opened during the first quarter of 2003 within our Columbus, Ohio home delivery pharmacy, provides an enhanced level of personalized service to members requiring specialty medicines. The Specialty Pharmacy provides more than 100 medications for 20 disease states, including hemophilia, rheumatoid arthritis, cancer, multiple sclerosis and Hepatitis C. These medications often require sophisticated methods of administration and handling, which we are able to provide through our Specialty Pharmacy.

Our comprehensive generic substitution programs save our clients money.    The substitution of medically appropriate generic drugs for brand name drugs helps contain client and member prescription drug costs. Generic drugs save both clients and their members money because they are less expensive and generally require lower co-payments than brand name drugs. Our Generics FirstSM program offers physicians the opportunity to obtain free generic samples and information on the use of generic drugs and educates physicians, clients and members about the cost savings and therapeutic equivalency of generic drugs. Other aspects of our integrated generics strategy include substituting generic drugs as soon as legally permissible, generally when the marketing exclusivity on the brand name drug ends, and alerting doctors of the availability of a medically appropriate generic substitute. For example, within two weeks of a generic equivalent becoming available for Glucophage®, we achieved a substitution rate of over 91% for prescriptions filled by our home delivery pharmacies. Between 2003 and 2006, patents are expected to expire on approximately 40 major brand name drugs that generated aggregate U.S. sales of approximately $36 billion in 2002.

We have a deep and experienced management team that has driven innovation and successfully expanded our business.    Our management team has extensive experience in our industry and has established long-standing relationships with key constituents. Our management team has led the development of our innovative home delivery pharmacy and therapeutic interchange programs and many other programs and services that have been adopted as standard services in the industry. Our senior management team has an average of approximately eight years of service with our company. On March 31, 2003, David B. Snow, Jr., who has over 25 years of health care industry experience, was appointed as our new President and Chief Executive Officer.

Relationship with Merck & Co., Inc.

Our predecessor companies, including Merck-Medco Managed Care, L.L.C., have conducted our PBM business since 1983, and since 1993 we have been wholly owned by Merck & Co., Inc. Merck-Medco Managed Care, L.L.C. converted from a limited liability company to a Delaware corporation in May 2002 and subsequently changed its name to Medco Health Solutions, Inc.

In connection with the distribution, we and Merck will be parties to a number of agreements that will govern our spin-off from Merck and our future relationship. Under our managed care agreement with Merck, Merck provides us with rebates based, in part, on whether Merck products are included in the formularies we offer our clients and whether Merck products achieve specified market share targets under the plans for which we provide PBM services. Under other agreements, we will provide Merck with various services and information. These agreements have been and will be entered into with Merck in the context of our relationship to Merck as a wholly owned subsidiary. Accordingly, some of the terms and provisions of these agreements may be less favorable to us than terms and provisions we could have obtained in arm’s length negotiations with unaffiliated third parties. Under our managed care agreement, we may have to pay substantial liquidated damages if we fail to achieve specified market share levels. Additionally, compliance with our obligations under the agreement may have a substantial impact on our competitive position and may expose us to liabilities to clients and others. For a further discussion of the spin-off and our relationship with Merck, and the related risks, see “Relationships Between Our Company and Merck & Co., Inc.” and “Risk Factors—Risks Relating to Our Relationship with and Spin-Off from Merck”.

Concurrent Transactions

Prior to or concurrently with the completion of the distribution, we will offer $500 million aggregate principal amount of ten-year senior unsecured notes and enter into a $1,150 million senior secured credit facility consisting of:

•	a $250 million five-year term loan;

•	a $650 million eight-year term loan; and

•	a $250 million five-year revolving credit facility.

The senior secured credit facility will be unconditionally guaranteed by substantially all of our current and future subsidiaries and will be secured by substantially all of our assets, other than our pharmaceutical manufacturer accounts receivable, including a pledge of the capital stock of our subsidiaries.

In addition, prior to or concurrently with the completion of the distribution, we will establish a wholly owned subsidiary that will purchase our pharmaceutical manufacturer accounts receivable on a daily basis. This receivables subsidiary will in turn enter into a $500 million 364-day renewable accounts receivable financing facility.

We intend to use the proceeds from the notes offering and the term loans, as well as $100 million in advances under our accounts receivable financing facility, to pay a portion of the cash dividends aggregating  $2 billion to Merck that we will pay prior to or concurrently with the completion of the distribution. At Merck’s request, we are paying the dividends to Merck, our sole stockholder prior to completion of the distribution, as part of its plan to maximize the value of Merck’s investment in our company to Merck and its stockholders. In determining the amount of the dividends, our board of directors and Merck considered our ability to service the debt we will incur to pay the dividends and the appropriate capital structure for our company to be able to compete effectively in our industry. As discussed under “Unaudited Pro Forma Condensed Consolidated Financial Data”, the remainder of the cash dividends will be paid out of the proceeds of the intercompany receivable from Merck that will be settled on the distribution date. We expect that all of the revolving credit facility and approximately $400 million of the accounts receivable financing facility will remain undrawn at the completion of the distribution and will be available for working capital and general corporate purposes, subject, in the case of the accounts receivable financing facility, to there being sufficient eligible receivables. For a further discussion of the dividends to Merck and our indebtedness, see “Dividend Policy”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness”.

Our predecessor company, Merck-Medco Managed Care, L.L.C., was organized as a Delaware limited liability company in 1997 and converted to a corporation on May 21, 2002. Our principal executive offices are located at 100 Parsons Pond Drive, Franklin Lakes, New Jersey 07417. Our telephone number at that location is (201) 269-3400.

MEDCO HEALTH SOLUTIONS, INC.™, our logo, SYSTEMED L.L.C.™ and GENERICS FIRST® are trademarks and service marks that belong to us. PARTNERS FOR HEALTHY AGING®, POSITIVE APPROACHES®, RATIONALMED® and PROVANTAGE® are registered trademarks and service marks that belong to us.

This information statement includes trademarks owned by third parties, including but not limited to: RXHUB™, which is a trademark of RxHub LLC; PROZAC®, which is a registered trademark of Eli Lilly and Co.; MERCK®, PRINIVIL®, VASOTEC® and ZOCOR®, which are registered trademarks of Merck & Co., Inc.; GLUCOPHAGE®, which is a registered trademark of LIPHA S.A.; ZESTRIL®, which is a registered trademark of AstraZeneca UK Limited; and CLARITIN®, which is a registered trademark of Schering Corporation.

Summary Historical and Pro Forma Financial Information

The table beginning on the following page presents our summary historical consolidated financial information and has been derived from our audited consolidated financial statements for the years ended December 30, 2000, December 29, 2001 and December 28, 2002, and our unaudited consolidated interim financial statements for the quarters ended March 30, 2002 and March 29, 2003, each of which is included elsewhere in this information statement. The unaudited consolidated interim financial statements have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for the quarter ended March 29, 2003 are not necessarily indicative of the results to be expected for the full year. The table on the following page also presents our summary unaudited pro forma condensed consolidated financial information, which has been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this information statement and has been prepared to reflect adjustments to our historical financial information to give effect to the notes offering, the term loans, advances under the accounts receivable financing facility, settlement of the intercompany receivable from Merck and dividend payments to Merck described above under “—Concurrent Transactions”, as if those transactions had been completed at earlier dates.

The unaudited pro forma condensed consolidated statement of income assumes that these transactions occurred as of December 30, 2001 and the unaudited pro forma consolidated balance sheet data assumes that these transactions occurred as of March 29, 2003. In addition, a pro forma presentation of income before provision for income taxes and net income has been included as if Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142) had been in effect for all periods.

You should read the summary and unaudited pro forma consolidated financial information in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections “Selected Historical Consolidated Financial and Operating Data”, “Unaudited Pro Forma Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The summary and unaudited pro forma consolidated financial information is qualified by reference to these sections, the audited consolidated financial statements and the notes to the audited consolidated financial statements, each of which is included elsewhere in this information statement.

The unaudited pro forma consolidated financial information is not indicative of our future performance or what our results of operations and financial position would have been if we had operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred as of December 30, 2001 or March 29, 2003, as the case may be. The unaudited pro forma condensed consolidated statement of income does not reflect the complete impact of one-time and ongoing incremental costs required to operate as a separate company. Merck allocated to us $25.4 million in 2000 and $26.4 million in 2001 of expenses it incurred for providing us consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. During 2002, Merck allocated to us $27.4 million of expenses and we directly incurred an additional $4.5 million for these services. By the end of the second quarter of 2003, we expect to have assumed responsibility for substantially all of these services and their related expenses. We expect the total cost of these services to aggregate approximately $35 million to $40 million in 2003, including a charge from Merck of $0.4 million, and approximately $40 million to $45 million in 2004. In addition, during 2002 we incurred $7.7 million of non-recurring costs associated with our transition to operating as a separate company for systems implementation and conversion, the change of our corporate name and other matters. We expect to incur $2 million of non-recurring costs during 2003 as we complete our transition to a separate company.

	Years Ended				Quarters Ended
	December 30, 2000(1)	December 29, 2001	December 28, 2002	Pro Forma December 28, 2002	March 30, 2002	March 29, 2003	Pro Forma March 29, 2003
	(in millions, except per share data)
Consolidated Statement of Income Data:
Product net revenues	$21,979.2	$28,709.3	$32,573.0	$32,573.0	$7,929.0	$8,237.9	$8,237.9
Service revenues	287.1	361.3	385.5	385.5	87.1	96.2	96.2

Total net revenues	22,266.3	29,070.6	32,958.5	32,958.5	8,016.1	8,334.1	8,334.1

Cost of operations:
Cost of product net revenues	21,010.8	27,601.1	31,483.9	31,483.9	7,713.8	7,939.5	7,939.5
Cost of service revenues	143.4	185.6	173.8	173.8	44.0	45.1	45.1

Total cost of revenues	21,154.2	27,786.7	31,657.7	31,657.7	7,757.8	7,984.6	7,984.6
Selling, general and administrative expenses	483.1	578.4	587.7	587.7	135.2	163.0	163.0
Amortization of goodwill	103.3	106.9	—	—	—	—	—
Amortization of intangibles	84.0	84.9	84.9	84.9	21.2	23.6	23.6
Other (income) expense, net	(5.8)	(4.6)	7.9	84.1	(0.8)	(11.7)	6.8

Total cost of operations	21,818.8	28,552.3	32,338.2	32,414.4	7,913.4	8,159.5	8,178.0

Income before provision for income taxes	447.5	518.3	620.3	544.1	102.7	174.6	156.1
Provision for income taxes	230.7	261.7	258.7	226.9	43.1	72.6	64.9

Net income	$216.8	$256.6	$361.6	$317.2	$59.6	$102.0	$91.2

Earnings Per Share
Data(2):
Basic and diluted net income per share	$0.80	$0.95	$1.34	$1.17	$0.22	$0.38	$0.34
Shares used in computing basic and diluted net income per share	270.0	270.0	270.0	270.0	270.0	270.0	270.0

Pro forma presentation assuming SFAS No. 142 was in effect for all periods(3):
Pro forma income before provision for income taxes	$550.8	$625.2	$620.3	$544.1	$102.7	$174.6	$156.1
Provision for income taxes	230.7	261.7	258.7	226.9	43.1	72.6	64.9

Pro forma net income	$320.1	$363.5	$361.6	$317.2	$59.6	$102.0	$91.2

Pro forma basic and diluted net income per share	$1.19	$1.35	$1.34	$1.17	$0.22	$0.38	$0.34

	As of December 28, 2002	As of March 29, 2003
		Historical	Pro Forma
	(in millions)
Consolidated Balance Sheet Data:
Working capital(4)	$1,171.5	$1,309.1	$654.3
Goodwill, net	$3,310.2	$3,310.2	$3,310.2
Intangibles, net	$2,414.8	$2,391.3	$2,391.3
Total assets	$9,922.5	$10,217.7	$9,717.7

Current liabilities	$2,054.9	$2,258.9	$2,390.4
Long-term debt	$—	$—	$1,368.5
Deferred tax liabilities	$1,197.7	$1,182.2	$1,182.2
Total liabilities	$3,286.9	$3,480.1	$4,980.1

Total stockholder’s equity	$6,635.6	$6,737.6	$4,737.6

Total liabilities and stockholder’s equity	$9,922.5	$10,217.7	$9,717.7

(1)	53 week fiscal year.
(2)	On May 21, 2002, we converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck and issued 270,000,000 shares of $0.01 par value common stock. The financial information has been revised to retroactively reflect this transaction for all periods presented. In connection with the distribution, certain Merck stock options held by our employees will be converted into options to purchase our stock. These options would not have had a material effect on historical or pro forma earnings per share for the periods presented.
(3)	Effective December 30, 2001, we adopted SFAS No. 142. This pro forma financial information presents the impact of adopting SFAS No. 142 as if it had been adopted on December 26, 1999. The December 28, 2002 financial results and the March 30, 2002 and March 29, 2003 quarterly financial results already reflect the adoption of SFAS No. 142 and therefore no pro forma adjustment is necessary; these results are included in this pro forma presentation to facilitate comparisons with prior periods.
(4)	Calculated as current assets (primarily accounts receivable and inventories) less current liabilities (primarily claims and other accounts payable, short-term debt, current portion of long-term debt and other current liabilities). As of December 28, 2002 and March 29, 2003, we had no debt outstanding.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information in this information statement in evaluating us and our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Competition in our industry is intense and could harm our ability to attract and retain clients.

Competition in the PBM industry is intense. Our competitors include many profitable and well-established companies that have significant financial, marketing and other resources. We compete with a wide variety of competitors, including three large national PBMs: AdvancePCS, Caremark Rx, Inc. and Express Scripts, Inc. Each of these companies has national sales and account teams, home delivery pharmacies and extensive technology infrastructure. Further consolidation within the PBM industry, as well as the acquisition of any of our competitors by larger companies, may also lead to increased competition. We also compete with insurers such as CIGNA Corporation and managed care organizations such as WellPoint Health Networks Inc., which offer prescription benefit plans in combination with other health benefits, using their own pharmacy benefit management facilities.

We compete based on innovation and service, as well as on price. To attract new clients and retain existing clients, we must continually develop new products and services to assist clients in managing their pharmacy benefit programs. We may not be able to develop innovative products and services that are attractive to clients. Moreover, although we need to continue to expend significant resources to develop or acquire new products and services in the future, we may not be able to do so. We cannot be sure that we will continue to remain competitive, nor can we be sure that we will be able to market our PBM services to customers successfully at our current levels of profitability.

If we do not continue to earn and retain rebates from manufacturers at current levels, our gross margins may decline and we may not be profitable.

We have contractual relationships with Merck and many other pharmaceutical manufacturers that provide us discounts and rebates on prescription drugs. For example, we receive discounts on the drugs dispensed from our home delivery pharmacies and rebates and fees for formulary management and other services, as well as for achieving various performance criteria. See “—Risks Relating to Our Relationship with and Spin-Off from Merck—Under our managed care agreement with Merck, our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels”.

We typically receive formulary access and other rebates and discounts from pharmaceutical manufacturers and generally pass formulary access rebates on to clients. Without rebates earned from pharmaceutical manufacturers based on performance, we would not have been profitable in each of 2000, 2001 and 2002.

Some of our arrangements with pharmaceutical manufacturers are terminable by the manufacturer on short notice, and manufacturer rebates often depend on our ability to meet contractual market share or other requirements. Consolidation among pharmaceutical manufacturers, among other factors, has enabled manufacturers to decrease the amount of rebates they offer to us and other PBMs and increase the portion of their rebates that are formulary access rebates, which PBMs typically pass through to clients. Pharmaceutical manufacturers have also increasingly made rebate payments dependent upon including a broad array of their products in our formularies.

Rebates on drugs on which patents are expected to expire over the next several years currently contribute significantly to our earned rebates. Between 2003 and 2006, patents are expected to expire on approximately 40 major brand name drugs that currently have substantial market share in their respective classes. As these patents expire, the introduction of generic products may substantially reduce the market share of the brand name drugs and the rebates manufacturers provide to us for including their brand name drugs in the formularies we manage. We may also not be able to negotiate rebates for new brand name drugs comparable to those rebates we are earning on brand name drugs on which patents are expected to expire. We generally earn higher margins on generic drugs dispensed by our home delivery pharmacies than we earn on brand name drugs. However, manufacturers of newly-introduced generic drugs sometimes benefit from an exclusive marketing period during which we may be unable to earn these higher margins. The typically higher margins we earn on generic drugs and the rebates we earn by adding newly-approved, brand name drugs to our formularies may not offset any decline in rebates for brand name drugs on which patents expire.

Competitive pressures in the PBM industry have also caused us and many other PBMs to share with clients a larger portion of the rebates received from pharmaceutical manufacturers, increase the discounts offered to clients and reduce the prices charged to clients for core services. This combination of increased sharing of rebates and higher discounts to clients, as well as increased demand for enhanced service offerings and higher service levels, has caused our gross margin percent on net revenues to decline from 5.0% in 2000 to 3.9% in 2002. For further information regarding our margins, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations”.

Our ability to sustain the level of our gross margins depends to a significant degree upon our ability to earn rebates at levels at least equivalent to those in prior years. Our margins may decline further as we attract larger clients, who typically have greater bargaining power than smaller clients. Similarly, the amount of rebates that we earn may decline if pharmaceutical manufacturers decrease further the amount of rebates they offer and increase further the portion of those rebates that are formulary rebates, which we typically pass through to our clients. Our margins may decline further in response to these pressures from manufacturers and clients.

The U.S. Food and Drug Administration, or FDA, recently approved the marketing and sale of the drug Claritin without a prescription, or “over-the-counter”, and is considering granting over-the-counter status to other non-sedating antihistamines. As a result of the FDA’s decision, Claritin is no longer covered under the prescription drug benefit plans that we administer, and we no longer earn revenues or rebates on this product. If other non-sedating antihistamines or other major brand or generic drugs become available over-the-counter, the level of revenues that we generate from clients and the rebates and discounts that we earn from manufacturers will decline.

Changes in existing federal or state laws or regulations or in their interpretation by courts and agencies or the adoption of new laws or regulations relating to patent term extensions, rebate arrangements with pharmaceutical manufacturers, as well as some of the formulary and other services we provide to pharmaceutical manufacturers, could also reduce the rebates we receive and harm our profitability and liquidity. See “—Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices”.

Failure to retain key clients could result in significantly decreased revenues and could harm our profitability.

Our largest client, UnitedHealth Group Inc., represented approximately $5,300 million, or 16%, of our net revenues during 2002. Our top 10 clients as of December 28, 2002, including UnitedHealth Group, represented approximately 42% of our net revenues during 2002. Our current contract with UnitedHealth Group expires on December 31, 2005, and our contracts with other clients generally have terms of three years. Agreements with a few of our larger clients, representing approximately 7% of our net revenues in 2002, are terminable by the client on short notice.

Our contract with UnitedHealth Group grants UnitedHealth Group termination rights in the event of a change of control of our company. The termination or renegotiation of the UnitedHealth Group contract as a result of the spin-off could result in significantly decreased revenues and could harm our profitability.

Our larger clients frequently distribute requests for proposals and seek bids from other PBM providers, as well as us, before their contracts with us expire. In each year from 1998 through 2002, we retained clients accounting for at least 94% of our net revenues. We expect our client retention rate to decline to 93% in 2003 as a result of some larger clients not renewing contracts with us. The estimated number of people who are eligible to receive prescription drug benefits, or covered lives, under our clients’ plans decreased from approximately 65 million as of December 29, 2001 to approximately 64 million as of December 28, 2002 and to approximately 62 million as of March 29, 2003.

In addition, a client that is involved in a merger or acquisition with a company that is not a client may not renew, and in some instances may terminate, its PBM contract with us. Trigon Healthcare, Inc., or Trigon, a client that represented approximately 3% of our net revenues in 2002, was acquired by Anthem, Inc. in 2002. Trigon’s decision to terminate its contract with us as of the end of 2003 will adversely affect our earnings beginning in 2004.

If several of our large clients terminate, cancel or do not renew their agreements with us or stop contracting with us for some of the services we provide because they accept a competing proposal or because they are involved in a merger or acquisition, and we are not successful in generating sales with comparable operating margins to replace the lost business, our revenues and profitability could suffer materially.

Failure to satisfy contractual provisions with clients representing, in aggregate, over 90% of our net revenues could require us to pay performance penalties and could result in the termination of their contracts.

Many of our contracts with clients contain provisions that guarantee the level of service we will provide to the client or the minimum level of rebates or discounts the client will receive. Many of our client contracts also include guaranteed cost savings. An increase in drug costs, if the result is an overall increase in the cost of the drug plan to the client, may prevent us from satisfying contracts with guaranteed cost savings or minimum levels of rebates or discounts. Additionally, these clients may be entitled to performance penalties or the right to terminate their contracts with us if we fail to meet a service, rebate or cost savings guarantee we provide to them. Clients that are party to these types of contracts represented, in aggregate, over 90% of our net revenues in 2002.

Our clients are generally entitled to have us audited under their contracts with us and on occasion a client or former client has claimed that it overpaid us for our services based on the results of an audit. Payment disputes may result in refunds or the termination or non-renewal of a client contract.

Our business could suffer if our newly developed systems and infrastructure are inadequate or we cannot replace the other benefits previously provided by Merck.

Since Merck acquired us in 1993, we have relied on it for various services which we have only recently developed for ourselves, including:

•	consolidation accounting;

•	legal;

•	treasury;

•	tax;

•	public affairs;

•	executive oversight;

•	human resources; and

•	procurement and other services.

Following the distribution, we will operate as a separate publicly traded company. We have developed and implemented systems and infrastructure to support our current and future business. However, these newly developed systems and infrastructure may be inadequate and we may be required to develop or otherwise acquire other systems and infrastructure to support our current and future business.

In addition, as a wholly owned subsidiary of Merck, we have benefited from the value and prestige of the Merck brand name, the expertise of Merck’s management, Merck’s significant financial resources and Merck’s guarantee of some of our contractual obligations. For example, Merck has guaranteed our performance obligations to UnitedHealth Group and the Federal Employee Program, or FEP, which is administered by the Blue Cross and Blue Shield Association. Following the distribution, Merck will not guarantee our performance under any new or renewed client contracts. As a result, we may not be able to obtain or renew client contracts that we might otherwise have obtained or renewed.

Our historical and pro forma financial information may not be representative of our results as a separate company.

The historical and pro forma financial information included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, publicly traded company during the periods presented and may not be indicative of our future results of operations, financial position and cash flows. We believe there are a number of reasons for this, including:

•	as a subsidiary of Merck, we received various services and Merck allocated expenses for these services to us in amounts that are not the same as the amounts of these expenses that would have been incurred had we performed or acquired these services ourselves or that we will incur as a separate company;

•	we have entered into agreements with Merck that may be less favorable to us than either our previous arrangements with Merck or what we could have obtained in arm’s length negotiations with unaffiliated third parties for similar services. See “Relationships Between Our Company and Merck & Co., Inc.”;

•	our historical financial information does not reflect many significant events and changes that will occur as a result of our spin-off from Merck, including the establishment of our capital structure, the incurrence of debt and interest expense and changes in our expenses as a result of new employee, tax and other functions we will assume; and

•	the assumptions underlying our pro forma financial information do not reflect many of the one-time or ongoing incremental expenses we expect to incur and our estimates of these expenses may prove to be inaccurate.

For a further discussion of our financial information, see “Selected Historical Consolidated Financial and Operating Data” and “Unaudited Pro Forma Condensed Consolidated Financial Data”.

After the distribution, we will not be able to obtain financing from Merck.

Our plans to expand our business and to continue to improve our technology may require funds in excess of our cash flow and may require us to seek financing from third parties. In the past, Merck has generally provided capital for our general corporate purposes, including acquisitions and client development, and we have periodically used cash from Merck to fund our operations. After the distribution, we do not expect Merck to provide funds to finance our operations. Without the opportunity to obtain financing from Merck, we may in the future need to obtain additional financing from banks, or through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. We will have a credit rating that is lower than Merck’s credit rating and we will incur debt on terms and at interest rates that will not be as favorable as those historically enjoyed by Merck. Our inability to obtain financing on favorable terms could restrict our operations and reduce our profitability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

Following the distribution we will have substantial debt obligations that could restrict our operations.

Historically, we have not had any indebtedness for borrowed money. Following the distribution we will have substantial indebtedness. Giving effect to the senior unsecured notes offering, the borrowings we plan to make under our senior secured credit facility and advances under our accounts receivable financing facility prior to or concurrently with the completion of the distribution, our total indebtedness for borrowed money will be approximately $1,500 million and we expect that our available borrowing capacity will be $250 million under our revolving credit facility and approximately $400 million under our accounts receivable financing facility, subject, in the case of the accounts receivable financing facility, to there being sufficient eligible receivables less required credit enhancement.

Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic, regulatory and industry conditions;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	limiting our ability to borrow additional funds.

We and our subsidiaries may also incur substantial indebtedness in the future. Our debt service obligations will require us to use a portion of our operating cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion and ongoing capital expenditures. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

The operating and financial restrictions imposed by our debt agreements could restrict our ability to finance operations and capital needs or to engage in other business activities.

The terms of the indenture under which the senior unsecured notes will be issued will contain covenants that restrict our and our subsidiaries’ ability to:

•	borrow money and issue preferred stock;

•	pay dividends on our stock or repurchase our stock;

•	make investments;

•	create liens;

•	enter into sale and leaseback transactions;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us;

•	engage in certain transactions with affiliates;

•	consolidate, merge or sell all or substantially all of our assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

Some of these restrictions will cease to be applicable if we attain investment grade status and we are not in default. See “Description of Indebtedness”.

Our credit agreement governing the senior secured credit facility will also include covenants that restrict or limit our and our subsidiaries’ ability to:

•	incur additional indebtedness;

•	incur liens on property or assets;

•	enter into sale and leaseback transactions;

•	dispose of assets;

•	make fundamental changes in our corporate existence and our principal business;

•	make acquisitions, investments and capital expenditures;

•	pay dividends;

•	make restricted payments;

•	engage in transactions with affiliates;

•	enter into agreements that restrict corporate activities;

•	prepay or redeem any subordinated debt we may incur or amend agreements governing such subordinated debt; and

•	use derivative instruments.

In addition, the credit agreement governing the senior secured credit facility will require us to comply with specified financial ratios and tests including a maximum leverage ratio and a minimum fixed charge coverage ratio. These restrictive covenants and financial ratios and tests will restrict our financial flexibility.

We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under the indenture or the credit agreement governing our senior secured credit facility. If a default under the indenture occurs, the holders of the senior unsecured notes could elect to declare the notes due and payable, together with accrued and unpaid interest. If we default under the credit agreement governing the senior secured credit facility, the lenders could cease to make further extensions of credit or cause all of our outstanding debt obligations under the credit facility to become immediately due and payable, together with accrued and unpaid interest. Because the indenture and the credit agreement governing our senior secured credit facility will have customary cross-default provisions, if debt is accelerated under one of these agreements, debt under the other agreement may also be accelerated. If the indebtedness under the senior unsecured notes or under the credit facility is accelerated, we may be unable to repay or finance the amounts due.

If we are not able to retain our executive officers or attract and retain licensed pharmacists, we may not be able to implement our business strategy and our business could suffer.

If we fail to retain our executive officers, our business could suffer and we may have difficulty in retaining and attracting clients, developing new products, negotiating favorable agreements with clients and pharmaceutical manufacturers and providing acceptable levels of client and member service. The success of our business depends heavily on the leadership of our executive officers. We also have no key person insurance on any of our executive officers.

Our pharmacies employ a number of licensed pharmacists who are an important part of our business. Recently, the United States has experienced a shortage of licensed pharmacists, and we may be unable to retain our licensed pharmacists or replace them if they leave. In addition, retaining or replacing licensed pharmacists could lead to increases in costs.

Risks related to bioterrorism and mail tampering, and mail irradiation and other procedures the government may implement to manage these risks, could adversely affect and limit the growth of our home delivery business.

Many prescription drugs are delivered to retail pharmacies or directly to consumers through the mail. In particular, our home delivery service sends over a million parcels a week through the U.S. Postal Service and other couriers. A number of our contracts also require us to deliver pharmaceutical products within a designated period of time on average following receipt of an order. We have no control, however, over delays caused by disruptions to the U.S. mail or other courier services. Moreover, should the risks related to bioterrorism or mail tampering increase or mail service experience interruptions or significant delays, we may have difficulty satisfying our contractual performance obligations and consumers may lose confidence in home delivery pharmacies.

Additionally, the use of mail irradiation or other scanning devices, if implemented, could be harmful to pharmaceutical products shipped via the mail. We understand that this technology is not in general use and the U.S. Postal Service has not announced plans to use irradiation screening on prescription medicines. However, should the federal government implement mail irradiation technology to protect national security due to the risks of bioterrorism via the mail or for other unforeseen reasons, safe and reliable delivery of prescription drugs through the mail may be difficult. See “Business—Government Regulations”. If any of these events occur, we could be forced to temporarily or permanently discontinue our home delivery operations and we would lose an important competitive advantage.

We may be subject to liability claims for damages and other expenses that are not covered by insurance.

A successful product or professional liability claim in excess of our insurance coverage could reduce our profitability.

Various aspects of our business may subject us to litigation and liability for damages, including:

•	the dispensing of pharmaceutical products by our home delivery pharmacies;

•	the performance of PBM services, including formulary management and health improvement and clinical services; and

•	the operation of our call center pharmacies and websites.

For example, a prescription drug dispensing error could result in a patient receiving the wrong or incorrect amount of medication, leading to personal injury or death. Misinformation from one of our call center pharmacies or our websites could also lead to adverse medical conditions. Our business, profitability and growth prospects could suffer if we face negative publicity or we pay damages or defense costs in connection with a claim that is outside the scope of any applicable contractual indemnity or insurance coverage.

Changes in technology could cause our products and services to become obsolete and, as a result, we may lose clients and members.

We rely heavily on our technology, which is subject to rapid change and evolving industry standards. For example, automated dispensing for home delivery, online pharmacies and electronic prescribing are among the recent technological innovations of our industry. To be successful, we must adapt to this rapidly evolving market by continually improving the responsiveness, functionality and features of our products and services to meet our clients’ changing needs. We may not be successful in developing or acquiring technology which is competitive and responsive to the needs of our clients and might lack sufficient resources to continue to make the necessary investments in technology to compete with our competitors. Without the timely introduction of new products and enhancements that take advantage of the latest technology, our products and services could become obsolete over time and we could lose a number of our clients and members.

If we are not able to protect our intellectual property rights or successfully defend claims of infringement against us or maintain our third party relationships, we may not be able to compete effectively.

We currently rely on a combination of patent, copyright, trade secret and trademark rights, as well as confidentiality agreements and other contractual arrangements with our employees, contractors, affiliates, business partners and clients, to establish and protect our intellectual property and similar proprietary rights. However, it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. In addition, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information. We have licensed and may license in the future, patents, copyrights, trademarks, trade secrets and similar proprietary rights to and from third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected and that the third party rights we need are licensed to us when entering into business relationships, our business partners, consultants or other third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation.

In the future, we may have to rely on litigation to enforce our intellectual property rights and contractual rights. In addition, we may face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources. If litigation we initiate is unsuccessful, we may not be able to protect the value of our intellectual property. Additionally, in the event a claim of infringement against us is successful, we may be required to pay royalties or license fees to continue to use technology or other intellectual property rights that we had been using or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time.

We have formed relationships with and rely on the services and technology of a number of third party companies and consultants to ensure the integrity of our technology. Although we do not anticipate severing relations with any of these third parties, any of these providers may cease providing these services or technology in an efficient, cost-effective manner or be unable to adequately expand their services to meet our needs. In the event of an interruption in, or the cessation of, services or technology by an existing third party provider, we may not be able to make alternative arrangements for the supply of the services or technology that are critical to the operation of our business.

Although we believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our programs and services may infringe on the intellectual property rights of third parties and our intellectual property rights may not have the value we believe them to have.

Any disruption of or failure in our two automated pharmacies or our data center could significantly reduce our ability to process and dispense prescriptions and provide products and services to our clients.

As of the first quarter of 2003, our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey together dispensed approximately 88% of our home delivery prescriptions per week. Our data center, located in Fair Lawn, New Jersey, provides primary support for all applications and systems required for our business operations, including our claims processing, billing, communications and home delivery systems. These facilities depend on the infrastructure in the areas where they are located and on the uninterrupted operation of our computerized dispensing systems and our electronic data processing systems. Significant disruptions at any of these facilities due to failure of our technology or any other failure or disruption to these systems or to the infrastructure due to fire, electrical outage, natural disaster, acts of terrorism or some other catastrophic event could significantly reduce our ability to process and dispense prescriptions and provide products and services to our clients.

Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices.

Merck and we are a party to six lawsuits filed by plaintiffs from six pharmaceutical plans for which we are the PBM. These plaintiffs contend that we are a fiduciary under the Employee Retirement Income Security Act of 1974, or ERISA, and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. In particular, the plaintiffs contend that in accepting and retaining various rebates we have failed to make adequate disclosure and have acted in our own best interest and against the interests of our clients. The plaintiffs also allege that our company was wrongly used to increase Merck’s market share, claiming that under ERISA our drug formulary choices and therapeutic interchange programs were “prohibited transactions” that favor Merck’s products. The plaintiffs have demanded that we and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. Although none has done so to date, some of the plaintiffs have indicated that they may amend their complaints against us and others to allege violations of the Sherman Act, the Clayton Act and various states’ antitrust laws due to alleged conspiracies to suppress price competition and unlawful combinations allegedly resulting in higher pharmaceutical prices.

Recently, Merck and we agreed to settle this series of lawsuits on a class action basis to avoid the significant cost and distraction of protracted litigation. We, Merck and the plaintiffs in five of these six cases filed a proposed class action settlement with the court on December 9, 2002. Under the proposed settlement, Merck and we have agreed to pay $42.5 million and we have agreed to change or to continue certain specified business practices for a period of five years. The proposed settlement does not involve the release of any antitrust claims. The financial compensation is intended to benefit the ERISA plans for which we administered a pharmacy benefit at any time since December 17, 1994. If the court preliminarily approves the settlement, the class member plans will have the opportunity to participate in or opt out of the settlement. The settlement becomes final only if and when the court grants final approval and all appeals have been resolved.

On April 30, 2003, the court overseeing the proposed class action settlement held a hearing, at which lawyers for the settling plaintiffs, Merck and we, advised the court that we collectively had agreed to modify the previously-filed settlement agreement in certain respects. The amendments do not change the amount of cash compensation or the provisions relating to the business practices that we agreed to continue or modify under the original agreement. At the hearing, counsel for two of our clients appeared in order to seek clarification regarding the scope of the settlement and their rights thereunder. The settling parties anticipate filing a revised agreement and supporting documents shortly. The court will then decide whether to grant preliminary approval to the settlement. One of the initial plaintiffs in these lawsuits is expected to oppose the settlement.

Similar complaints against us and Merck have been filed in eight additional actions by ERISA plan participants, purportedly on behalf of their plans and, in some of the actions, similarly-situated self-funded plans. The complaints in these actions rely on many of the same theories as the litigation discussed above. The plans themselves, which could decide to opt out of or participate in the proposed settlement discussed above, are not parties to these lawsuits. In addition, a proposed class action complaint against Merck and us has been filed by trustees of another benefit plan in the United States District Court for the Northern District of California. The plaintiffs in these actions are expected to oppose the proposed settlement discussed above.

We have also been sued in two actions based on similar factual allegations with a theory of liability premised on a California law prohibiting unfair business practices. The plaintiffs in these actions seek injunctive relief and disgorgement of the revenues that were allegedly improperly received by us. A lawsuit based on similar allegations has also been filed in New Jersey state court by a municipal entity for which we previously administered the pharmacy benefit management services, on behalf of a proposed class of similarly-situated self-funded plans. The New Jersey action alleges, among other things, that we violated a New Jersey consumer protection statute. The plaintiff in the New Jersey action seeks, among other remedies, compensatory and treble damages.

In connection with our spin-off from Merck, we will agree to indemnify Merck for substantially all monetary liabilities related to these lawsuits, including substantially all of the proposed settlement payment discussed above. Although we have proposed to settle some of these claims as described above, the court may not approve the settlement, and even if approved, some class members may opt out of the settlement and institute or continue separate actions against us. We have denied all allegations of wrongdoing and, except with respect to any claims that may be settled, we will continue to vigorously defend these claims. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcome of each of these lawsuits is uncertain and an adverse determination in any one of them could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices. See “Business—Legal Proceedings and Government Investigations” and “Relationships Between Our Company and Merck & Co., Inc.”

Pending litigation relating to our financial relationship with pharmaceutical manufacturers could significantly limit our ability to obtain discounts and rebates that are essential to our profitability.

We, together with a number of pharmaceutical manufacturers, wholesalers and several major PBMs, are defendants in approximately 100 lawsuits challenging manufacturer discount and rebate practices under various federal antitrust laws. These suits, all of which were filed prior to January 2000 and have been consolidated as part of a Multidistrict Litigation, allege in part that the pharmaceutical manufacturers offered, and we knowingly accepted, rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin us from future violations of the Robinson-Patman Act. The outcome of these proceedings is uncertain, and the terms of any settlements, adverse judgments or injunctions could significantly limit our ability to obtain discounts and rebates that are essential to our profitability. In connection with our spin-off from Merck, Merck has agreed to indemnify us for substantially all monetary liabilities related to these lawsuits. See “Business—Legal Proceedings and Government Investigations” and “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck”.

We are defendants in pending actions relating to our revenue recognition practice for retail co-payments.

We and Merck are named as defendants in a number of purported class action lawsuits relating to our revenue recognition practice for retail co-payments paid by members of plans for which we provide pharmaceutical benefit management services. Recently, the class action lawsuits were consolidated and amended to assert claims against Merck and us and certain of our officers and directors relating to our revenue recognition practices for retail co-payments, rebates received by us, and our independent status. Although Merck has agreed to indemnify us for a significant portion of any damages or settlement paid in connection with these litigations, we could be liable for a material amount of any damages or settlement payment.

Scrutiny, investigation or challenge of our business under federal or state anti-kickback or other laws could limit our business practices and harm our profitability.

Federal and some state anti-kickback laws generally prohibit the receipt or solicitation of payment in return for purchasing or ordering of, or arranging for or recommending the purchasing or ordering of, items and services reimbursable by federal health care programs. Sanctions for violating these laws may include criminal and civil sanctions and exclusion from participation in federal health care programs. To date, these laws have not been applied to prohibit the types of business arrangements we have with pharmaceutical manufacturers, health plan sponsors or retail pharmacies. However, courts and enforcement authorities that administer the anti-kickback laws have historically interpreted these laws broadly.

The Civil Division of the U.S. Attorney’s office for the Eastern District of Pennsylvania has been examining some activities of the PBM industry in light of anti-kickback and other laws and regulations since 1998. In July 1999, we received a subpoena seeking documents and information related to various aspects of our business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be on PBMs’ relationships with pharmaceutical manufacturers and retail pharmacies and PBMs’ programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The U.S. Attorney’s office has also contacted some of the pharmaceutical manufacturers with which we have agreements and has asked these manufacturers to provide copies of documents relating to their agreements with us. The State Attorney General’s Office of Tennessee has requested information similar to that requested by the U.S. Attorney’s office for the Eastern District of Pennsylvania.

In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the U.S. District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic interchanges. We have not yet been served with the complaints and have not yet been required to defend against the allegations. The Department of Justice, acting through the U.S. Attorney’s office, is required by the Federal False Claims Act to review the allegations and determine whether it should intervene in the qui tam complaints.

On April 16, 2003, we received a letter from the Office of the Maine Attorney General seeking information concerning our pharmacy benefit management practices. This letter was written on behalf of Maine and 21 other states, and we have been advised that it is in connection with a review of the pharmaceutical industry and pharmacy benefit management practices.

On April 30, 2003, we received a letter from the U.S. Attorney’s office for the Eastern District of Pennsylvania in which the government proposed to continue settlement discussions with us regarding some of the federal and state law issues it has been investigating. The government also stated that they plan to move promptly toward an intervention decision by the Department of Justice with respect to the pending qui tam actions described above, but we have not been informed of any such decision. We have participated in several meetings with the U.S. Attorney’s office and intend to continue these discussions.

We have complied with the U.S. Attorney’s subpoena and the Tennessee Attorney General’s request to explain the nature of our business and the contributions we make to improve the quality and affordability of health care, and we are cooperating with Maine and the other states to provide them with more information about our business practices. The outcome of proceedings, requests for information or other actions pursuant to the investigation of the U.S. Attorney’s office for the Eastern District of Pennsylvania, the qui tam complaints, the states’ request for information or other similar actions is uncertain, and an adverse outcome or result in any of these proceedings could have a material effect on our business practices, financial condition or profitability.

See “Business—Legal Proceedings and Government Investigations”.

As a result of our discussions with the Pension Benefit Guaranty Corporation relating to the Medco Health Cash Balance Retirement Plan, our liabilities and obligations under the plan could accelerate.

On May 16, 2002, the Pension Benefit Guaranty Corporation, or PBGC, notified Merck that it had determined, on the basis of a hypothetical plan termination and actuarial assumptions, that the Medco Health Cash Balance Retirement Plan is underfunded by approximately $32 million. See “Management—Retirement Benefits—Cash Balance Plan”. The PBGC could require us, among other things, to make additional contributions to the plan, to provide security for the payment of our contributions to the plan or otherwise to assure the PBGC that benefits under the plan will be adequately funded if the plan were to be terminated. If the PBGC demands that we take action with respect to the plan in connection with the distribution and we are unable to reach a negotiated resolution with the PBGC, the PBGC could seek to terminate the plan. We would be liable for unfunded benefits under the plan if it is terminated by the PBGC. See Note 7 to our audited consolidated financial statements included elsewhere in this information statement.

Risks Relating to Our Industry

PBMs could be subject to claims under ERISA if they are found to be a fiduciary of a health benefit plan governed by ERISA.

PBMs typically provide services to corporations and other sponsors of health benefit plans. These plans are subject to the Employee Retirement Income Security Act of 1974, or ERISA, which regulates employee pension benefit plans and employee welfare benefit plans, including health and medical plans. The U.S. Department of Labor, which is the agency that enforces ERISA, could assert that the fiduciary obligations imposed by the statute apply to some or all of the services provided by a PBM. If we were found to be a fiduciary in connection with services we provide, we could potentially be subject to claims for breaching fiduciary duties and/or entering into certain “prohibited transactions”. See “—Risks Relating to Our Business—Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices”.

Legislative or regulatory initiatives that restrict or prohibit the PBM industry’s ability to use patient identifiable medical information could limit our ability to use information that is critical to the operation of our business.

Many of our products and services rely on our ability to use patient identifiable information in various ways. In addition to electronically reviewing hundreds of millions of prescriptions each year, we collect and process confidential information through many of our programs and alliances, including RationalMed and point-of-care initiatives. There is currently substantial regulation at the federal, state and international levels addressing the use and disclosure of patient identifiable medical and other information. Sanctions for failing to comply with standards issued pursuant to state or federal statutes or regulations include criminal penalties and civil sanctions. See “Business—Government Regulations”. These and future regulations and legislation that severely restrict or prohibit our use of patient identifiable medical and other information could limit our ability to use information that is critical to the operation of our business. If we violate a patient’s privacy or are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for significant damages, fines or penalties.

Although we have in place stringent policies and procedures to protect and secure patient identifiable medical and other information, new laws that may be enacted and new rules and regulations that may be adopted governing privacy and security may reduce the amount of information we may obtain or use without patient consent. Difficulties in obtaining patient consents could limit our ability to use some of our information technology products and services. Even without new legislation, our clients could prohibit us from including their members’ information in our various databases. These clients could also prohibit us from offering services to others that involve the compilation of that information.

Government efforts to reduce health care costs and alter health care financing practices could lead to a decreased demand for our services or to reduced rebates from manufacturers.

During the past several years, the U.S. health care industry has been subject to an increase in governmental regulation at both the federal and state levels. Efforts to control health care costs, including prescription drug costs, are underway at the federal and state government levels. Congress is also currently considering proposals to reform the U.S. health care system. These proposals may increase governmental involvement in health care and pharmacy benefit management services and may otherwise change the way our clients do business. Health care organizations may react to these proposals and the uncertainty surrounding them by cutting back or delaying the purchase of our pharmacy benefit management services, and manufacturers may react by reducing rebates or reducing supplies of certain products. These proposals could lead to a decreased demand for our services or to reduced rebates from manufacturers.

In addition, both Congress and state legislatures are expected to consider legislation to increase governmental regulation of managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan’s formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by states to date vary greatly, and we cannot predict the extent of future legislation. However, these initiatives could greatly limit our business practices and impair our ability to serve our clients.

Pending legislative proposals to provide Medicare recipients with outpatient drug benefits through the use of PBMs could make the prescription drug benefits we offer less valuable to seniors and reduce the total market for PBM services.

Some of the legislative proposals under consideration in Congress to provide Medicare recipients with outpatient drug benefits contemplate the use of PBMs. The federal Medicare program provides a comprehensive medical benefit program for individuals age 65 and over, but currently covers only a few outpatient prescription drugs. Various proposed changes to the Medicare program would result in at least partial coverage for most prescription drugs. These changes could adversely affect our business. For instance, some of our clients sell medical policies to seniors that provide a prescription drug benefit that we administer. Other clients provide a prescription drug benefit to their retirees. Depending on the plan that is ultimately adopted, a Medicare prescription drug benefit could make these policies or plans less valuable to seniors and reduce the total market for PBM services. The adverse effects of these legislative proposals may outweigh any opportunities for new business generated by the new benefit and could make the prescription drug benefits we offer less valuable to seniors and could reduce the total market for PBM services.

If we fail to comply with complex and rapidly evolving laws and regulations, we could suffer penalties or be required to make significant changes to our operations.

We are subject to numerous federal and state regulations. If we fail to comply with existing or future applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate our home delivery pharmacies and our ability to participate in federal and state health care programs. As a consequence of the severe penalties we could face, we must devote significant operational and managerial resources to comply with these laws and regulations. Although we believe that we substantially comply with all existing statutes and regulations applicable to our business, different interpretations and enforcement policies of these laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our business or assure you that we will be able to obtain or maintain the regulatory approvals required to operate our business.

Risks Relating to Our Relationship with and Spin-Off from Merck

Under our managed care agreement with Merck, our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels.

Our historical financial statements include recorded rebates from Merck based upon the volume of Merck patented products dispensed either by our home delivery pharmacies or through our retail pharmacy networks and the level of control we exercise over drugs utilized at our clients’ plans. The gross rebates recorded as received from Merck totaled $350.5 million in 2000, $439.4 million in 2001, $443.9 million in 2002 and $110.6 million in the first quarter of 2003. In 2002, rebates from Merck accounted for approximately 15% of the rebates we earned that contributed to our net income.

The five-year managed care agreement we entered into with Merck, effective as of July 2002, replaces our previous arrangements with Merck with respect to these rebates. We describe the managed care agreement in detail under “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck—Managed Care Agreement”. Under the agreement, we have the opportunity to earn formulary access rebates and market share rebates. However, the provisions of the agreement relating to rebates may reduce the amount of rebates from Merck that we are able to earn as compared with prior periods, and some provisions of the agreement may also affect our business practices in ways that could have a significant impact on the amount of rebates we may be able to earn from other manufacturers. In some respects, the agreement also imposes greater obligations on us than similar agreements we have with other pharmaceutical manufacturers. Accordingly, the agreement may have a significant impact on our profitability.

Taking into account anticipated changes in volume and mix of Merck patented products dispensed to members of our clients’ plans and assumptions regarding aggregate sales of Merck patented products under the plans we manage or administer, we estimate that the level of gross rebates we have the opportunity to earn for 2003 will generally be comparable to the level of rebates we earned under the managed care agreement and other arrangements between us and Merck that were in effect in 2002. However, because the agreement became effective beginning in the third quarter of 2002, the actual rebates for the first two quarters of 2002 were calculated without taking into consideration the provisions regarding reduction or loss of rebates described below.

The agreement requires us to:

•	ensure that all Merck patented products are included in each of our standardized formularies on the most preferred branded tier;

•	make offers and proposals to potential, new or existing plans relating to the treatment of Merck patented products under those plans;

•	use our best efforts to ensure that Merck patented products are made available to members under plans we manage or administer with no less favorable access, and on a no less favorable clinical or economic basis, than competitive patented products;

•	provide notices and information to Merck and our clients and afford Merck the opportunity to communicate with us and our clients regarding Merck products and the recommendations we make to our clients regarding those Merck products; and

•	ensure that for each quarter the dollar-weighted ratio of (a) the market shares of Merck patented products under plans we manage or administer to (b) the national third-party market shares of Merck patented products (excluding prescriptions under plans we manage or administer), which we refer to as our aggregate market share differential, is at or above a minimum level.

The rebates that we may earn under the agreement may be reduced or eliminated if we do not comply with various obligations or our aggregate market share differential is below target or minimum levels. Merck has the right to terminate the managed care agreement at any time on 120 days’ notice. Merck may also at any time withdraw any of its patented products from the terms of the agreement, subject to certain restrictions with respect to Zocor. Merck’s termination of the agreement or withdrawal of products could substantially reduce our profitability and impair our financial condition.

In the past, the market share of Merck products under plans we manage or administer has in the aggregate exceeded the national third-party market shares of Merck patented products (excluding prescriptions under plans we manage or administer). The rebates we may earn under the managed care agreement may be reduced or eliminated if we do not achieve aggregate target and minimum market share differentials. The aggregate amount of formulary access rebates we receive from Merck for any quarter will be reduced to the extent that our aggregate market share differential is below an aggregate target market share differential, which reflects our aggregate market share differential for the last quarter of 2001 reduced by an agreed upon percentage and adjusted for the impact on our market share differential of plans that we began to manage or administer or ceased to manage or administer during 2002. For the fourth quarter of 2002, our aggregate market share differential was approximately 1.33 to 1. The aggregate target market share differential for the fourth quarter of 2002 was approximately 1.28 to 1. Declines in our aggregate market share differential will generally reduce the aggregate amount of market share rebates we receive under the agreement for any quarter. We will not receive any formulary access rebates or market share rebates for any quarter in which our aggregate market share differential is less than an aggregate minimum market share differential, adjusted as provided in the agreement. The aggregate minimum market share differential for the fourth quarter of 2002 was approximately 1.21 to 1. If we fail to achieve the aggregate minimum market share differential, we will be required to pay to Merck, as liquidated damages, 50% of Merck’s lost revenues resulting from the failure to maintain this minimum differential for that quarter.

We may not be able to maintain the aggregate target or aggregate minimum market share differential for any quarter or for the term of the agreement, and our aggregate market share differential may decline due to a variety of factors, some of which are beyond our control. The rebates we receive from Merck may vary substantially from quarter to quarter and may decline from historic levels, or we may not be entitled to receive rebates at all. Moreover, we cannot predict how Merck or other pharmaceutical manufacturers will price their products, and these pricing decisions could have a substantial impact on our ability to achieve the aggregate target market share differential and aggregate minimum market share differential.

We will not be entitled to receive market share or formulary access rebates for any quarter in which we breach some of the covenants contained in the agreement. These include covenants requiring us to:

•	amend the agreement, as necessary, to assure Merck of its contemplated benefits to the extent that changes occur to the nature and scope of our services or manner of delivering pharmaceutical products so as to adversely affect, in Merck’s judgment, the benefits contemplated by Merck;

•	indemnify Merck; and

•	retain information and data in support of rebate calculations in an orderly, accessible, complete and accurate format.

Moreover, we will be ineligible to receive formulary access rebates in the following circumstances:

•	We will not receive any formulary access rebate for utilization of Merck patented products under plans we manage or administer for any quarter in which we breach any of our “standardized formulary” obligations or any of our obligations with respect to, among other things, providing notices and information to Merck and our clients, or affording Merck the opportunity to communicate with us and our clients regarding Merck products or the recommendations we make to our clients regarding those products.

•	We will generally not be eligible to receive formulary access rebates in the future for utilization of Merck patented products under a plan if we breach our obligations relating to offers and proposals with respect to that plan.

•	We will not be eligible to receive formulary access rebates for the utilization of a Merck patented product under a plan for any quarter in which we breach our “best efforts” obligations with respect to that Merck patented product under that plan.

Nor will we be eligible to receive formulary access rebates for sales of a Merck patented product dispensed under a plan during any quarter if during the quarter that Merck product is:

•	not included on the most preferred branded tier of the plan’s formulary from which members are encouraged to request, and/or physicians are encouraged to prescribe, pharmaceutical products;

•	subject to a co-payment that is not as low as the lowest co-payment payable for any competitive patented product included in the therapeutic category which includes the affected Merck patented product; or

•	not made available to members under the plan with at least as favorable access, and on at least as favorable a clinical or economic basis, as competitive patented products.

We believe that under most of the plans we manage or administer all or almost all of Merck patented products are eligible for formulary access rebates under the three criteria listed above. If Merck determines otherwise or if in the future this is not the case, the formulary access rebates we may earn under the agreement may be significantly reduced.

From and after the third quarter of 2003, we will be ineligible to receive formulary access rebates for use of a Merck patented product by members of a plan we manage or administer if utilization controls not approved by Merck as eligible for formulary access rebates are implemented under the plan with respect to that Merck product and/or any competitive patented products. Merck has the right to determine whether the utilization controls that are currently or in the future implemented by plans we manage or administer are eligible for formulary access rebates. A decision by Merck not to approve all or some of these utilization controls could materially and adversely affect the amount of formulary access rebates we will be eligible to receive from Merck under the agreement. Under the amended and restated agreement, with respect to the first and second quarters of 2003, Merck is still entitled to determine whether the plans we manage or administer implemented utilization controls during those quarters that restricted the use of a Merck patented product, encouraged the use of a competitive patented product or restricted the use of patented products in the therapeutic category that includes that Merck product. For the first quarter of 2003, to the extent Merck does not approve utilization controls implemented under plans we managed or administered or it is otherwise determined that we were not entitled to receive rebates which we believed we were entitled to receive for any use of Merck patented products, we could ultimately receive up to $10 million less in rebates than the amount reflected in our financial statements, possibly requiring us to record a charge to our future net income of up to the amount of any such shortfall. In addition, the rebates we receive for the second quarter of 2003 could be significantly less than we anticipate if similar adverse determinations are made with respect to that quarter.

Furthermore, if, as a result of any of the foregoing disqualifying circumstances, we become ineligible in any quarter to receive formulary access rebates for sales of one or more Merck patented products under a plan we manage or administer (but were eligible to receive formulary access rebates for sales of those Merck products during the preceding quarter) and the sales for those Merck patented products under the plan during the preceding quarter represented 20% or more of the total sales of all Merck patented products eligible for formulary access rebates under that plan, Merck may elect not to pay us formulary access rebates for any sales of Merck patented products under that plan for that particular quarter.

We may not have sufficient influence over a plan to prevent circumstances from arising that would result in our being ineligible to receive formulary access rebates for utilization of Merck patented products under the plan. The loss of a material amount of rebates from Merck in any quarter or year could have a material adverse effect on our business, financial condition and growth prospects.

Historically, Zocor has had the highest sales revenue of all Merck patented products within the plans we manage or administer and has accounted for a higher proportion of rebates we have received than any other Merck patented product. Accordingly, the utilization of Zocor under plans we manage or administer has contributed significantly to our ability to exceed the aggregate minimum market share differential and achieve at least the aggregate target market share differential. If utilization of Zocor decreases under the plans we manage or administer, or if Merck, in its sole discretion, withdraws Zocor from the terms of the managed care agreement (which it may generally do when, for two consecutive quarters, our aggregate market share differential does not exceed the aggregate target market share differential, as adjusted), the amount of rebates we receive from Merck may decline materially. In addition, Merck’s patent right with respect to Zocor is currently expected to expire in mid-2006, at which time we will no longer receive any rebates for utilization of Zocor. Although the aggregate target and minimum market share differentials will be adjusted at that time to exclude the effect of Zocor and ameliorate the impact on us of the expiration of the Zocor patent right, this adjustment will not replace the lost rebates attributable to Zocor.

Finally, the managed care agreement contains a number of terms that are not contained in, or are substantially different from comparable provisions of, our agreements with other pharmaceutical manufacturers.

•	Under rebate arrangements with other pharmaceutical manufacturers, generally only the market share rebates we have an opportunity to earn are contingent upon achieving specified aggregate market share differentials for the manufacturers’ products. The managed care agreement, however, makes the level of rebates dependent upon our maintaining specified aggregate market share differentials.

•	Liquidated damages provisions are not included under our agreements with other pharmaceutical manufacturers. Under the managed care agreement, however, if we fail to maintain the aggregate minimum market share differential in any quarter, we are required to pay to Merck, as liquidated damages, 50% of Merck’s lost revenues resulting from our failure.

•	Under rebate arrangements with other pharmaceutical manufacturers, the pharmaceutical manufacturers generally may not unilaterally withdraw a product from the terms of the rebate agreement, as Merck is generally entitled to do under the managed care agreement.

•	Other provisions of the managed care agreement absent from our agreements with other manufacturers include Merck’s unilateral right to terminate the agreement and our agreement to indemnify Merck for specified liabilities.

These provisions under the managed care agreement could substantially reduce our profitability and impair our financial condition. The terms and requirements of the agreement and consequences of noncompliance provided in the agreement are likely to have a more significant impact on the conduct of our business than those contained in agreements with other pharmaceutical manufacturers. Because of these provisions, if we breach the managed care agreement, the consequences may be more adverse to us than if we breach our agreements with other pharmaceutical manufacturers.

Compliance with our obligations under the managed care agreement may have a substantial impact on our competitive position and may expose us to liabilities to clients and others.

To avoid losing rebates with respect to Merck patented products and paying substantial liquidated damages to Merck resulting from our failure to maintain the aggregate minimum market share differential under the agreement, we may have to take steps to comply with the agreement that create uncertainties and risks for our business relationships with other pharmaceutical manufacturers and with our clients. Our obligations under the managed care agreement may reduce our flexibility in negotiating agreements with other pharmaceutical manufacturers or our ability to earn rebates under agreements with them. Our obligations under the agreement may also make it more difficult for us to negotiate new agreements with our clients and may affect our competitive position.

Under the agreement, Merck has the right to engage in discussions with any client that indicates that it may be interested in working directly with Merck or that it is contemplating or in the process of terminating its relationship with us as it relates to Merck or any Merck patented product. If any of our major clients were to reach agreement directly with Merck, we could lose the opportunity to earn rebates with respect to sales of Merck patented products to that client’s members, and the adverse impact on our business and profitability could be significant.

If we do not realize anticipated rebates under our agreement with Merck, we may fail to meet financial performance standards that we have committed to achieve under certain plans we manage or administer, in which case we could incur substantial liabilities to those plans. As a result of our efforts to perform our obligations under the agreement, our competitive position could suffer and we may be unable to avoid reduction or elimination of our rebates under the agreement or the payment of liquidated damages.

Under the agreement, we are responsible for any liabilities to third parties arising from the performance of our obligations. While we do not believe that the agreement conflicts with any of our contractual obligations to third parties or with any laws or regulations applicable to our business, we are a party to a number of government investigations and legal proceedings and our adversaries may assert the contrary, potentially resulting in a less favorable outcome than we would otherwise expect. See “Business—Legal Proceedings and Government Investigations”.

Our managed care agreement with Merck contains provisions that may make it more difficult for us to sell stock or assets or for another company to acquire or merge with us.

Our rights or obligations under the agreement cannot be assigned, including by operation of law. We will be prohibited from selling to any party businesses or assets representing 5% or more of our net income or net revenues, or 15% or more of any class of our equity securities or of the equity securities of any subsidiary that generated 5% or more of our net revenues or net income, or more than 5% of our assets on a book value or fair value basis, measured in each case as of the end of the quarter preceding the transaction, unless, at Merck’s election, the acquiring party or its ultimate parent agrees to enter into an agreement with Merck containing provisions relating to that party, any plans managed or administered by it, and its affiliates, that are substantially similar to our managed care agreement with Merck (other than as relating to existing groups of members under those plans, which would not be required to be subject to the agreement). These provisions could limit our ability to engage in sales of our stock or assets, or to engage in a merger or change of control transaction, that our stockholders might consider favorable, and may discourage third parties from seeking to enter into business combination transactions with us.

Our executive officers and employees may have conflicts of interest because they own Merck stock or options to purchase Merck stock.

After the distribution, a number of our executive officers and other employees will continue to own Merck stock and options on Merck stock they acquired as employees of our company or Merck. As of April 30, 2003, our executive officers collectively beneficially owned 297,573 shares of Merck common stock (including phantom stock credited under the Merck Deferral Program) and options to purchase 2,362,520 shares of Merck common stock. Only a portion of these Merck stock options will be converted to Medco Health stock options in connection with the distribution. These ownership interests could create, or appear to create, potential conflicts of interest when these executive officers and other employees are faced with decisions that could have different implications for our company and Merck. See “Security Ownership of Certain Beneficial Owners and Management”.

The agreements we are entering into with Merck in connection with the distribution could restrict our operations.

In connection with the distribution, we and Merck are entering into a number of agreements that will govern our spin-off from Merck and our future relationship. Each of these agreements has been or will be entered into in the context of our relationship to Merck as a wholly owned subsidiary and our spin-off from Merck, and, accordingly, the terms and provisions of these agreements may be less favorable to us than terms and provisions we could have obtained in arm’s-length negotiations with unaffiliated third parties. These agreements commit us to take actions, observe commitments and accept terms and conditions that are or may be advantageous to Merck but are or may be disadvantageous to us. The terms of these agreements will include obligations and restrictive provisions, including, but not limited to:

•	an agreement that restricts our ability, for a period of five years after the completion of the distribution, to engage in a business similar to the business of developing, manufacturing or marketing human or animal health products except to the extent these activities relate to the conduct of our PBM business. We will also be subject to some restrictions on our ability to make acquisitions of, and investments in, any company that conducts these prohibited activities or businesses. In addition, if we acquire a company that conducts prohibited businesses and activities and we subsequently determine to dispose of any of those prohibited activities or businesses within five years of the date of the distribution, we will be required to provide Merck with a right of first offer to acquire those activities or businesses;

•	an agreement to indemnify Merck, its affiliates, and each of their respective directors, officers, employees, agents and representatives from certain liabilities arising out of some of the litigation we are involved in and all liabilities that arise from our breach of, or performance under the agreements we are entering into with Merck in connection with the distribution and for any of our liabilities;

•

an agreement that we will not change our accounting principles for periods in which our financial results are included in Merck’s consolidated financial statements, unless we are required to do so to comply, in all material respects, with generally accepted accounting principles and SEC requirements. We will also agree to use Merck’s auditors for a period of time, use reasonable commercial efforts to have our annual audit completed on the same date as Merck’s annual audit and provide information and access to Merck and its auditors; and

•	an agreement with regard to tax matters between ourselves and Merck which restricts our ability to engage in certain strategic or capital raising transactions.

For a further discussion of our agreements with Merck, see “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck”.

Risks Related to the Distribution

If the spin-off is determined to be a taxable transaction, you and Merck could be subject to material amounts of taxes.

Merck expects to receive a private letter ruling from the IRS regarding the U.S. federal income tax consequences of the distribution, substantially to the effect that, for U.S. federal income tax purposes, the spin-off will qualify as a tax-free distribution under Section 355 and a tax-free reorganization under Section 368(a)(1)(D) of the Internal Revenue Code. While generally binding on the IRS, the letter ruling is subject to certain factual representations and assumptions. If these factual representations and assumptions were incorrect in any material respect, this letter ruling could be retroactively revoked or modified by the IRS. Neither Merck nor Medco Health is aware of any facts or circumstances that would cause these representations or assumptions to be untrue or incomplete in any material respect. If, notwithstanding the letter ruling, the spin-off is determined to be a taxable transaction, you and Merck could be subject to material amounts of taxes. See “The Distribution—U.S. Federal Income Tax Consequences of the Distribution”.

Under some circumstances, we could be prevented from engaging in strategic or capital raising transactions and we could be liable to Merck for any resulting adverse tax consequences.

It is possible that Merck would recognize a large taxable gain if the IRS were to assert that the distribution is part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50 percent or greater interest in either Merck or Medco Health. Any cumulative 50 percent change of ownership in either Merck or Medco Health within the four-year period beginning two years before the date of the spin-off will be presumed under applicable law to be part of such a plan. If this presumption applies, it would need to be rebutted to avoid a large taxable gain. A merger, recapitalization or acquisition, or issuance or redemption of our common stock, after the spin-off could, in some circumstances, be counted toward the 50 percent change of ownership threshold. As a result, we may be unable to engage in strategic or capital raising transactions that stockholders might consider favorable, or to structure potential transactions in the manner most favorable to us. Further, our tax responsibility allocation agreement with Merck precludes us from engaging in some of these transactions and requires us to indemnify Merck for the adverse tax consequences resulting from these types of transactions.

Risks Relating to Our Common Stock

We could be required to record a material non-cash charge to income if our recorded goodwill is impaired.

We have $3.3 billion of goodwill, net, as of March 29, 2003. In accordance with the adoption of recent accounting standards, we no longer amortize goodwill. Instead, we test our goodwill for impairment using a fair value based test.

Once trading in our common stock begins, we will consider the market price of our common stock as a factor for purposes of determining whether our goodwill has been impaired. If our net book value exceeds our market capitalization, this could indicate a potential impairment to goodwill. Should we determine that our fair value is less than our book value, we could be required to record a non-cash impairment charge to earnings of up to $3.3 billion in the period in which our goodwill becomes impaired. The amount of this non-cash charge could substantially exceed the difference between our book value and fair value. Accordingly, a goodwill impairment charge could have a material adverse effect on our earnings and stockholders’ equity in the period in which it is taken and on the price of our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Use of Estimates and Critical Accounting Policies—Critical Accounting Policies”.

Our common stock has no prior public market and we cannot predict the price range in which it will trade or its volatility after the distribution.

There has been no trading market for our common stock. There can be no assurance as to the price at which our common stock will trade. The securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies’ operating performance. Accordingly, we cannot predict whether the market price of our common stock will be volatile.

The market price of our common stock could fluctuate significantly as a result of many factors related to the economy in general or the PBM industry in which we operate, including the following:

•	economic and stock market conditions generally and specifically as they may affect PBMs;

•	earnings and other announcements by PBMs, and changes in the market’s perception of PBMs; and

•	changes in business or regulatory conditions affecting PBMs.

In addition, there are various factors related to our business in particular that could cause the market price of our common stock to fluctuate, including the following:

•	the size and timing of significant contract signings;

•	the non-renewal or termination of significant client contracts;

•	announcements or implementation by us or our competitors of innovations or new programs or services;

•	the timing of our new programs and services;

•	the introduction by competitors of new services that make our services obsolete or less valuable;

•	litigation judgments or settlements;

•	our earnings and results of operations and other developments affecting our business;

•	changes in financial estimates and recommendations by securities analysts that follow our stock; and

•	trading volume of our common stock.

We believe that our quarterly revenues and operating results may vary significantly in the future and that period-to-period comparisons of our revenues and operating results are not necessarily meaningful indicators of the future. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters, our revenues and operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our common stock may decline significantly.

A portion of Merck’s common stock is held by index funds tied to the Standard & Poor’s 500 Index, the Dow Jones Industrial Average or other stock indices. If we are not included in these indices at the time of Merck’s distribution of our common stock, these index funds will be required to sell our stock, which could adversely affect the price at which our common stock will trade. Similarly, other institutional stockholders may not be allowed by their charters to hold the stock of companies that do not pay dividends. Because we currently do not intend to pay dividends, these institutional stockholders may be required to sell the shares of our common stock distributed to them. Sales of our common stock by these investors, or the perception that they will occur, may cause our stock price to decline.

The terms of our spin-off from Merck, anti-takeover provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could delay or deter a change in control and make it more difficult to remove incumbent officers and directors.

Our agreements with Merck may make it difficult to effect a change in control of our company. For example, the managed care agreement and the tax responsibility allocation agreement may restrict our ability to sell our company. For a more complete description of these agreements, see “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck”.

Our amended and restated certificate of incorporation, our amended and restated bylaws and various provisions of the Delaware General Corporation Law, or the DGCL, may also make it more difficult to effect a change of control of our company or remove incumbent officers and directors. The existence of these provisions may adversely affect the price of our common stock, discourage third parties from making a bid for our company or reduce any premiums paid to our stockholders for their common stock. Our board of directors has authority to issue up to 10,000,000 shares of “blank check” preferred stock and to attach special rights and preferences to this preferred stock. The issuance of this preferred stock may make it more difficult for a third party to acquire control of us. Upon the distribution, our board of directors will be divided into three classes as nearly equal in size as possible with staggered three-year terms. This classification of our board of directors could have the effect of making it more difficult for a third party to acquire our company or of discouraging a third party from acquiring control of our company because it will generally make it more difficult for stockholders to replace a majority of the directors. Following the distribution, it will not be possible to remove a director except for cause and only by a vote of holders of at least two-thirds of the voting power of our outstanding shares of stock. For a more complete description of how provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL could hinder a third party’s attempt to acquire control of us, see “Description of Capital Stock—Preferred Stock” and “—Anti-Takeover Effects of Delaware Laws, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws”.

Additionally, as a result of our ownership of three insurance companies, a third party trying to effect a change of control of our company may be required to obtain approval from the applicable state insurance regulatory officials. The need for this approval may discourage third parties from making a bid for our company or make it more difficult for a third party to acquire our company, which may adversely affect the price of our common stock.

Risks Relating to Arthur Andersen LLP

You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in our 2000 financial statements included in this information statement.

Arthur Andersen LLP, which audited our financial statements included in this information statement for the year ended December 30, 2000, was convicted on June 15, 2002 of federal obstruction of justice arising from the government’s investigation of Enron Corp. Arthur Andersen LLP did not participate in the preparation of the registration statement on Form 10 of which this information statement is a part, or reissue its report, dated  April 8, 2002, on our 2000 financial statements included in this information statement. You are unlikely to be able to exercise effective remedies against Arthur Andersen LLP in connection with a material misstatement or omission in these 2000 financial statements.

Our inability to include in future registration statements financial statements for one or more years audited by Arthur Andersen LLP or to obtain Arthur Andersen LLP’s consent to the inclusion of their report on our 2000 financial statements may impede our access to the capital markets after completion of the distribution.

Should we seek to access the public capital markets after we complete the distribution, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. Until our audited financial statements for the year ending December 27, 2003 become available in the first quarter of 2004, the SEC’s current rules would require us to present audited financial statements for one year audited by Arthur Andersen LLP. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC, but the SEC has continued to accept financial statements audited by Arthur Andersen LLP. However, if the SEC ceases to accept financial statements audited by Arthur Andersen LLP, we would be unable to access the public capital markets unless PricewaterhouseCoopers LLP, our current independent accounting firm, or another independent accounting firm, is able to audit our 2000 financial statements, which Arthur Andersen LLP originally audited.

Additionally, Arthur Andersen LLP cannot consent to the inclusion or incorporation by reference in any prospectus of their report on our audited financial statements for the year ended December 30, 2000, and investors in any future offerings for which we use their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those financial statements. We may not be able to bring to the market successfully an offering of our securities in the absence of Arthur Andersen LLP’s participation in the transaction, including its consent. Consequently, our financing costs may increase or we may miss attractive market opportunities if either our annual financial statements for 2000 audited by Arthur Andersen LLP should cease to satisfy the SEC’s requirements or those statements are used in a prospectus but investors are not entitled to recovery against our auditors for material misstatements or omissions in them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. We use words such as “anticipates”, “believes”, “plans”, “expects”, “future”, “intends”, “may”, “will”, “should”, “estimates”, “predicts”, “potential”, “continue” and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this information statement entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this information statement. These factors include:

•	competition in the PBM industry and in the health care industry generally;

•	continued pressure on rebates from pharmaceutical manufacturers and margins in the PBM industry;

•	the impact on our business and competitive position of our managed care agreement with Merck;

•	our ability to obtain new clients and the possible termination of, or unfavorable modification to, contracts with key clients;

•	possible contractual or regulatory changes affecting pricing, rebates, discounts or other practices of pharmaceutical manufacturers;

•	risks associated with our relationship with and spin-off from Merck;

•	risks associated with our indebtedness and debt service obligations;

•	our ability to attract and retain qualified personnel;

•	risks associated with our ability to continue to develop innovative programs and services;

•	liability and other claims asserted against us;

•	risks related to bioterrorism and mail tampering;

•	risks related to rapid changes in technology and our ability to protect our technology and enforce our intellectual property and contract rights;

•	developments in the health care industry, including the impact of increases in health care costs, changes in drug utilization and cost patterns and the introduction of new drugs;

•	new or existing governmental regulations and changes in, or the failure to comply with, governmental regulations;

•	the possibility of a material non-cash charge to income if our recorded goodwill is impaired;

•	legislative proposals that impact our industry or the way we do business; and

•	general economic and business conditions.

The foregoing list of factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to investing in our common stock, you should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf. Neither the Private Securities Litigation Reform Act of 1995 nor Section 21E of the Securities Exchange Act of 1934 provides any protection for statements made in this information statement.

THE DISTRIBUTION

General

Given the evolution of the distinct and highly competitive environments in which Merck and Medco Health operate, Merck believes the best way to enhance the success of both businesses and maximize stockholder value over the long term is to enable each one to pursue its unique and focused strategy. After the distribution, Merck will continue to focus on its priorities of discovering and developing novel medicines, while Medco Health will continue to provide high-quality service to its customers and will be able to pursue strategic initiatives and competitive pharmacy benefit management opportunities.

The separation of Medco Health from Merck will be accomplished through a pro rata distribution of 100% of our outstanding common stock to Merck stockholders, which we refer to as the distribution, or the spin-off, on             , 2003, the distribution date. As a result of the distribution, each Merck stockholder will:

•	receive one share of our common stock for every shares of Merck common stock they own; and

•	retain their shares in Merck.

Manner of Effecting the Distribution

The general terms and conditions relating to the distribution will be set forth in a master separation and distribution agreement between Merck and us. Under that agreement, the distribution will be effective at 11:59 p.m. Eastern time on the distribution date,                          , 2003. As a result of the distribution, each Merck stockholder will receive one share of our common stock for every              shares of Merck common stock they own. In order to be entitled to receive shares of our common stock in the distribution, Merck stockholders must be stockholders at the close of business of the NYSE on the record date,                          , 2003. For most of these Merck stockholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Merck common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights. See “Description of Capital Stock”. Following the distribution, stockholders whose shares are held in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time as well as delivery of physical stock certificates for their shares, in each case without charge.

Merck stockholders will not be required to pay for shares of our common stock received in the distribution or to surrender or exchange shares of Merck common stock in order to receive our common stock or to take any other action in connection with the distribution. No vote of Merck stockholders is required or sought in connection with the distribution, and Merck stockholders have no appraisal rights in connection with the distribution.

Fractional shares of our common stock will not be issued to Merck stockholders as part of the distribution nor credited to book-entry accounts. Instead, the distribution agent will as soon as practicable on or after the distribution date aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to Merck stockholders who would otherwise be entitled to receive fractional shares. The amount of this payment will depend on the prices at which the aggregated fractional shares of our common stock are sold by the distribution agent in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to us. The receipt of cash in lieu of fractional shares of our common stock will generally be taxable to the recipient stockholder. For an explanation of the U.S. federal income tax consequences of the distribution, please see “—U.S. Federal Income Tax Consequences of the Distribution”.

In addition, at the time of the distribution, certain outstanding options to purchase Merck common stock held by our employees on the distribution date will be converted into options to purchase our common stock. The formula used in the conversion will be prescribed by accounting rules and will be designed to put the option holders in the same financial position immediately following the conversion as existed immediately before the conversion. See “Management—Treatment of Outstanding Merck Options Held by Our Employees”.

Reasons for the Distribution

The board of directors of Merck has determined that the spin-off of Medco Health from Merck will enhance the success of both Merck and Medco Health, and thereby maximize stockholder value over the long term for each company, by:

•	enabling each company to continue to pursue its unique and focused strategy; and

•	enabling investors to evaluate the financial performance, strategies and other characteristics of each of Merck and Medco Health separately in comparison to companies within their respective industries.

Historically, Medco Health’s pharmacy benefit management business has exhibited different financial and operating characteristics than Merck’s pharmaceutical business. Following the spin-off, each company should be better able to adopt strategies and pursue business opportunities and objectives appropriate to their respective needs.

Because Merck and Medco Health operate in different industries, the shares of each company may appeal to different classes of investors. Establishing two separate equity securities will allow investors to hold a direct investment in Medco Health and to value each of the companies separately. After the spin-off, investors will be able to evaluate the financial performance and strategies of each company separately within the context of its respective industry. This should help each company to achieve an appropriate market valuation.

Results of the Distribution

After the distribution, we will be a separately-traded public company. Immediately following the distribution, we expect to have approximately              beneficial holders of shares of our common stock, based on the number of beneficial stockholders of Merck common stock on                          , 2003, and approximately 270,000,000 shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Merck options between the date Merck’s board declares the dividend for the spin-off and the record date for the spin-off.

We and Merck will be parties to a number of agreements that govern our spin-off from Merck and our future relationship. For a more detailed description of these agreements, please see “Relationships Between Our Company and Merck & Co., Inc.”

The distribution will not affect the number of outstanding shares of Merck common stock or any rights of Merck stockholders.

Incurrence of Debt

Accounts Receivable Financing Facility and Senior Secured Credit Facility.    Prior to or concurrently with the completion of the distribution, we intend to enter into a $500 million 364-day renewable accounts receivable financing facility and a $1,150 million senior secured credit facility consisting of:

•	a $250 million five-year term loan;

•	a $650 million eight-year term loan; and

•	a $250 million five-year revolving credit facility.

The senior secured credit facility will be unconditionally guaranteed by substantially all of our current and future subsidiaries and will be secured by substantially all of our assets, other than our pharmaceutical manufacturer accounts receivable, including a pledge of the capital stock of our subsidiaries. We expect that all of the revolving credit facility and approximately $400 million of the accounts receivable financing facility will remain undrawn at the completion of the distribution and will be available for working capital and general corporate purposes, subject, in the case of the accounts receivable financing facility, to there being sufficient eligible receivables. See “Description of Indebtedness” for more information.

Senior Unsecured Notes.    Prior to or concurrently with the completion of the distribution, we will publicly offer $500 million aggregate principal amount of ten-year senior unsecured notes. Interest on the senior unsecured notes will accrue at a fixed rate and will be payable semi-annually in arrears. The senior unsecured notes will be unsecured obligations and will rank equally with all of our existing and future unsecured senior indebtedness and senior to all of our future subordinated indebtedness. The senior unsecured notes will effectively rank junior to our secured indebtedness, including debt incurred under our senior secured credit facility, to the extent of the value of the assets securing such indebtedness. The terms of the indenture under which the senior unsecured notes are to be issued will restrict us and our subsidiaries from incurring additional indebtedness and will impose other restrictions on our operations, although some of these restrictions will not be applicable if we attain investment grade status and we are not in default. See “Description of Indebtedness” for more information.

U.S. Federal Income Tax Consequences of the Distribution

General.    The following general discussion summarizes the material U.S. federal income tax consequences of the distribution and is based on the U.S. Internal Revenue Code of 1986, as amended, the regulations promulgated thereunder, existing administrative interpretations and court decisions, all as in effect as of the date of this information statement. Future legislation, regulations, administrative interpretations or court decisions could significantly change such authorities either prospectively or retroactively. No information is provided in this summary with respect to the tax consequences, if any, of the distribution under applicable foreign, state, local and other tax laws.

The discussion of the tax consequences of the distribution to Merck stockholders is limited to consequences to “U.S. Holders”, who hold Merck common stock as a capital asset. As used in this discussion, a “U.S. Holder” means a beneficial owner of Merck common stock which for U.S. federal income tax purposes is:

•	a citizen or individual resident of the United States;

•	a corporation or other entity that has elected to be treated as a corporation organized in or under the laws of the United States or any state thereof; including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Internal Revenue Code.

If a partnership is a beneficial owner of Merck common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A beneficial owner that is a partnership, and partners in such a partnership, are urged to consult their tax advisors about the U.S. federal income tax consequences of the distribution.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to Merck stockholders to which special provisions of U.S. federal income tax law may apply based on their particular circumstances or status. For example, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to:

•	Merck stockholders liable for alternative minimum tax;

•	Merck stockholders that hold their stock as part of a straddle, hedge, synthetic security, conversion transaction or other integrated investment;

•	Merck stockholders whose “functional currency” is not the U.S. dollar;

•	financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	traders in securities that elect mark-to-market accounting treatment;

•	broker-dealers;

•	persons who acquired their shares of stock by exercising employee stock options or as some other form of compensation;

•	qualified retirement plans;

•	regulated investment companies; or

•	real estate investment trusts.

Merck expects to receive a letter ruling from the IRS as to the material federal income tax consequences of the distribution to the Merck stockholders, Merck and Medco Health. Merck expects the letter ruling to include rulings to the effect that the distribution will qualify as a transaction described in Section 355(a) and as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code. The discussions of the material federal income tax consequences of the distribution set forth below under “ —Tax Consequences to Merck Stockholders” and under “—Tax Consequences to Merck and Medco Health” are based on the letter ruling Merck expects to obtain from the IRS.

The letter ruling, while generally binding upon the IRS, will be subject to the accuracy of factual representations and assumptions described in the ruling and set forth in the ruling request. If the factual representations or assumptions are incorrect in any material respect, the holdings of the ruling would be jeopardized. We and Merck are not aware of any facts or circumstances which would cause the representations and assumptions to be untrue. Additionally, events occurring after the distribution could potentially cause some of the representations and assumptions to be untrue and the distribution to be taxable. In this regard, we have agreed to refrain from taking future actions (as specified in the tax responsibility allocation agreement to be entered into by us and Merck) to provide further assurances that the distribution will qualify as tax-free. In addition, we have agreed to indemnify Merck for taxes incurred by Merck from the distribution if the distribution becomes taxable to Merck as a result of future events involving our stock or assets, as set forth in the tax responsibility allocation agreement. See “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck—Tax Responsibility Allocation Agreement”.

If the distribution were not to qualify as tax-free to Merck stockholders, each Merck Stockholder who receives our common stock in the distribution would be treated as if such stockholder received a taxable dividend equal to the value of our common stock received in the distribution. If the distribution were not to qualify as tax-free to Merck, a corporate level tax would be payable by Merck based upon the difference between the fair market value of the stock distributed and Merck’s adjusted basis in the stock.

Tax Consequences to Merck Stockholders.    Based on the letter ruling Merck expects to receive from the IRS:

•	No income, gain or loss will be recognized by a Merck stockholder as a result of the distribution, except with respect to any cash received in lieu of a fractional share of our stock.

•	The aggregate basis of a stockholder’s Merck common stock and our common stock immediately after the distribution will be the same as the basis of the stockholder’s Merck common stock immediately before the distribution, allocated between our common stock and the Merck common stock in proportion to their relative fair market values.

•	The holding period of our common stock received by a Merck stockholder, will include the holding period of the Merck common stock with respect to which our common stock was distributed.

U.S Treasury regulations require each Merck stockholder that receives our stock in the distribution to attach to the stockholder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth information as may be appropriate to show the applicability of Section 355 of the Internal Revenue Code. Merck will provide Merck stockholders who receive our stock in the distribution with the information necessary to comply with this requirement.

Tax Consequences to Merck and Medco Health.    Based on the letter ruling Merck expects to receive from the IRS:

•	No material amount of gain or loss will be recognized by either Merck or Medco Health as a result of the distribution.

THE SUMMARY OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION SET FORTH ABOVE DOES NOT ADDRESS THE U.S. FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO STOCKHOLDERS THAT ARE NOT U.S. HOLDERS AND DOES NOT ADDRESS ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF U.S. HOLDERS THAT ARE SUBJECT TO SPECIAL TREATMENT UNDER THE INTERNAL REVENUE CODE. ALL MERCK STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS.

Market for Our Common Stock

There is currently no public market for our common stock. We have applied to have our common stock listed on the NYSE under the symbol “MHS”. We anticipate that trading of our common stock will commence on a when-issued basis shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict what the trading prices for our common stock will be before or after the distribution date. In addition, we cannot predict any change that may occur in the trading price of Merck’s common stock as a result of the distribution.

The shares of our common stock distributed to Merck stockholders will be freely transferable except for shares received by persons that may have a special relationship or affiliation with us. Persons that may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us. This may include some or all of our officers and directors. Persons that are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Distribution Conditions and Termination

We expect that the distribution will be effective on the distribution date,                          , 2003, provided that, among other things:

•	the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, and no stop order relating to the registration statement is in effect;

•	we and Merck have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution;

•	Merck has received the tax ruling from the IRS and the tax ruling has not been revoked or modified in any material respect;

•	we have paid to Merck, prior to or concurrently with the distribution date, cash dividends aggregating $2 billion; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the master separation and distribution agreement, is in effect.

The fulfillment of the foregoing conditions will not create any obligation on Merck’s part to effect the distribution, and Merck’s board of directors has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. Merck’s board of directors may also waive any of these conditions.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Merck stockholders who will receive shares of Medco Health common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Merck nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We presently intend to retain future earnings, if any, to finance the expansion of our business. Therefore, other than the cash dividends aggregating $2 billion that we will pay to Merck prior to or concurrently with the completion of the distribution, we do not expect to pay any cash dividends in the foreseeable future. Moreover, the terms of the credit agreement governing our senior secured credit facility and the indenture governing our ten-year senior unsecured notes limit the amount of dividends we may pay. Payment of future cash dividends, if any, will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and contractual restrictions with respect to the payment of dividends.

During each of the years ended December 30, 2000 and December 29, 2001, we credited Merck’s intercompany account with us for $400 million of dividends to Merck. We did not pay Merck any dividend for the fiscal year ended December 28, 2002. Of the cash dividends aggregating $2 billion that we will pay to Merck prior to or concurrently with the completion of the distribution, $500 million represents a significant portion of Medco Health’s earnings from the beginning of 2002 through the distribution date. These amounts are not indicative of our ability to pay dividends in the future. See Note 11 to our audited consolidated financial statements included elsewhere in this information statement.

CAPITALIZATION

The following table sets forth our capitalization (1) on an actual basis as of March 29, 2003, (2) as adjusted to give effect to the cash dividends payable aggregating $2 billion to Merck and (3) as adjusted to give effect to the dividend payments and to:

•	the settlement of our intercompany receivable from Merck at its value as of the distribution date, which is expected to be less than the $718.6 million balance as of March 29, 2003;

•	the incurrence of an aggregate of $1,000 million of debt, and related debt issuance costs, comprised of $100 million of advances under the $500 million accounts receivable financing facility and $900 million of term loans under the $1,150 million senior secured credit facility to be entered into prior to or concurrently with the completion of the distribution; and

•	the issuance of senior unsecured notes prior to or concurrently with the completion of the distribution in an aggregate principal amount of $500 million and related debt issuance costs.

This table should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data”, “Unaudited Pro Forma Condensed Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this information statement.

	As of March 29, 2003
	Actual	As adjusted for dividends payable only	As adjusted for dividend payments, settlement of intercompany receivable and debt
	(in millions)
Cash and cash equivalents	$7.7	$7.7	$203.0

Dividends payable	$—	$2,000.0	$—

Short-term debt	$—	$—	$100.0

Current portion of long-term debt	$—	$—	$31.5

Long-term debt:
Credit facility	$—	$—	$868.5
Notes	—	—	500.0

Total long-term debt	—	—	1,368.5

Total stockholder’s equity	6,737.6	4,737.6	4,737.6

Total capitalization	$6,737.6	$4,737.6	$6,106.1

We converted from a limited liability company to a Delaware corporation on May 21, 2002 and subsequently changed our name to Medco Health Solutions, Inc. As part of the conversion, we authorized 1,000,000,000 shares of common stock, $0.01 par value, and issued 270,000,000 shares of common stock to Merck. We also authorized 10,000,000 shares of preferred stock, $0.01 par value, none of which have been issued.

For information about options we may grant, see “Management—Executive Compensation”.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents our selected historical consolidated financial and operating data. The selected historical financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes to our historical consolidated financial statements, each of which is included elsewhere in this information statement. The unaudited consolidated statements of income data for 1998 and for the quarters ended March 30, 2002 and March 29, 2003, and the unaudited consolidated balance sheet data as of the last day of each of these periods are derived from our unaudited accounting records for those periods and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The consolidated statements of income data for 1999, 2000, 2001 and 2002 and the consolidated balance sheet data as of the last day of each of these years are derived from our historical audited consolidated financial statements. The financial statements for 1999 and 2000 have been audited by Arthur Andersen LLP, independent public accountants, whose report is included elsewhere in this information statement. The financial statements for 2001 and 2002 have been audited by PricewaterhouseCoopers LLP, independent public accountants, whose report is included elsewhere in this information statement.

The historical financial information is not indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate company during the periods presented. The results for the quarter ended March 29, 2003 are not necessarily indicative of the results to be expected for the full year. For additional information, see “Unaudited Pro Forma Condensed Consolidated Financial Data”.

	As of and for the Years Ended					As of and for the Quarters Ended
	December 26, 1998	December 25, 1999	December 30, 2000(1)	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(in millions, except per share amounts)
Consolidated Statement of Income Data:
Product net revenues	$12,688.0	$16,675.4	$21,979.2	$28,709.3	$32,573.0	$7,929.0	$8,237.9
Service revenues	234.7	221.2	287.1	361.3	385.5	87.1	96.2

Total net revenues	12,922.7	16,896.6	22,266.3	29,070.6	32,958.5	8,016.1	8,334.1

Cost of operations:
Cost of product net revenues	12,037.0	15,865.4	21,010.8	27,601.1	31,483.9	7,713.8	7,939.5
Cost of service revenues	76.3	106.1	143.4	185.6	173.8	44.0	45.1

Total cost of revenues	12,113.3	15,971.5	21,154.2	27,786.7	31,657.7	7,757.8	7,984.6
Selling, general and administrative expenses	417.9	415.1	483.1	578.4	587.7	135.2	163.0
Amortization of goodwill	99.1	99.1	103.3	106.9	—	—	—
Amortization of intangibles	82.9	82.9	84.0	84.9	84.9	21.2	23.6
Other (income) expense, net	(4.5)	(3.7)	(5.8)	(4.6)	7.9	(0.8)	(11.7)

Total cost of operations	12,708.7	16,564.9	21,818.8	28,552.3	32,338.2	7,913.4	8,159.5

Income before provision for income taxes	214.0	331.7	447.5	518.3	620.3	102.7	174.6
Provision for income taxes	130.6	179.7	230.7	261.7	258.7	43.1	72.6

Net income	$83.4	$152.0	$216.8	$256.6	$361.6	$59.6	$102.0

Earnings Per Share Data(2):
Basic and diluted net income per share	$0.31	$0.56	$0.80	$0.95	$1.34	$0.22	$0.38
Shares used in computing basic and diluted net income per share	270.0	270.0	270.0	270.0	270.0	270.0	270.0
Pro forma presentation assuming SFAS No. 142 was in effect for all periods(3):
Pro forma income before provision for income taxes	$313.1	$430.8	$550.8	$625.2	$620.3	$102.7	$174.6
Provision for income taxes	130.6	179.7	230.7	261.7	258.7	43.1	72.6

Pro forma net income	$182.5	$251.1	$320.1	$363.5	$361.6	$59.6	$102.0

Pro forma basic and diluted net income per share	$0.68	$0.93	$1.19	$1.35	$1.34	$0.22	$0.38
Consolidated Balance Sheet Data:
Working capital(4)	$726.2	$764.4	$868.3	$724.4	$1,171.5	$794.6	$1,309.1
Goodwill, net	$3,461.1	$3,362.1	$3,419.6	$3,310.2	$3,310.2	$3,310.2	$3,310.2
Intangible assets, net	$2,712.4	$2,629.5	$2,584.6	$2,499.7	$2,414.8	$2,478.5	$2,391.3
Total assets	$8,247.3	$8,464.4	$8,914.8	$9,251.8	$9,922.5	$9,504.6	$10,217.7
Total debt(5)	$—	$—	$—	$—	$—	$—	$—
Deferred tax liabilities	$1,195.7	$1,158.7	$1,144.1	$1,154.2	$1,197.7	$1,150.6	$1,182.2
Total stockholder’s equity	$6,063.4	$6,070.2	$6,358.3	$6,268.3	$6,635.6	$6,327.9	$6,737.6
Supplemental Information (Unaudited):
EBITDA(6)	$479.3	$591.5	$730.9	$836.6	$885.6	$161.3	$243.6
Net cash provided by operating activities	$433.0	$345.5	$365.5	$658.8	$470.3	$514.9	$516.7
Estimated covered lives	50.6	52.3	65.0	65.0	64.0	65.0	62.0
Prescriptions administered	322.3	372.0	451.9	537.2	548.2	140.7	133.4
Home delivery	53.3	60.6	65.1	74.7	81.7	20.1	19.9
Retail	269.0	311.4	386.8	462.5	466.5	120.6	113.5

(See notes on following page)

Notes to Selected Historical Consolidated Financial and Operating Data

(1)	53 week fiscal year.
(2)	On May 21, 2002, we converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck and issued 270,000,000 shares of $0.01 par value common stock. The financial information has been revised to retroactively reflect this transaction for all periods presented. In connection with the distribution, certain Merck stock options held by our employees will be converted into options to purchase our stock. These options would not have had a material effect on historical or pro forma earnings per share for the periods presented.
(3)	Effective December 30, 2001, we adopted SFAS No. 142. This pro forma financial information presents the impact of adopting SFAS No. 142 as if it had been adopted on December 28, 1997. The December 28, 2002 financial results and the March 30, 2002 and March 29, 2003 quarterly financial results already reflect the adoption of SFAS No. 142 and therefore no pro forma adjustment is necessary; these results are included in this pro forma presentation to facilitate comparisons with prior periods.
(4)	Calculated as current assets (primarily accounts receivable and inventories) less current liabilities (primarily claims and other accounts payable, short-term debt, current portion of long-term debt and other current liabilities). As of each balance sheet date presented, we had no debt outstanding.
(5)	See “Unaudited Pro Forma Condensed Consolidated Financial Data”.
(6)	EBITDA consists of earnings before interest income/expense, taxes, depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flow from operations data as measured under U.S. generally accepted accounting principles. The items excluded from EBITDA are significant components of our statement of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Management uses EBITDA as an indicator of our ability to generate cash from our reported operating results. This measurement is used in concert with cash flow from operations, which measures actual cash generated in the period. In addition, we believe that EBITDA is a supplemental measurement tool used by analysts and investors to help evaluate overall operating performance, and the ability to incur and service debt and make capital expenditures. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies. The following table reconciles our reported net income to EBITDA for each of the respective periods.

	For the Years Ended						For the Quarters Ended
	December 26, 1998	December 25, 1999	December 30, 2000	December 29, 2001	December 28, 2002		March 30, 2002	March 29, 2003
	(in millions)
Net income	$83.4	$152.0	$216.8	$256.6	$361.6		$59.6	$102.0
Add (deduct):
Interest (income) expense, net	(4.5)	(3.7)	(5.8)	(4.6)	7.9	*	(0.8)	(0.7)
Provision for income taxes	130.6	179.7	230.7	261.7	258.7		43.1	72.6
Depreciation expense	87.8	81.5	101.9	131.1	172.5		38.2	46.1
Amortization expense	182.0	182.0	187.3	191.8	84.9		21.2	23.6

EBITDA	$479.3	$591.5	$730.9	$836.6	$885.6		$161.3	$243.6

*	Includes approximately $11 million of interest rate swap termination costs and debt issuance costs expensed in 2002.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial information is derived from our audited consolidated financial statements for the year ended December 28, 2002 and our unaudited consolidated interim financial statements for the quarter ended March 29, 2003, each of which is included elsewhere in this information statement. The unaudited consolidated interim financial statements are derived from our unaudited accounting records for that period and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for the quarter ended March 29, 2003 are not necessarily indicative of the results to be expected for the full year. The unaudited pro forma condensed consolidated financial information has been prepared to reflect adjustments to our historical financial information to give effect to the following transactions, each as described elsewhere in this information statement, as if those transactions had been completed at earlier dates:

•	the settlement of our intercompany receivable from Merck at its value as of the distribution date, which is expected to be less than the $718.6 million balance as of March 29, 2003;

•	the incurrence of an aggregate of $1,000 million of debt, and related debt issuance costs, comprised of $100 million of advances under the $500 million accounts receivable financing facility and $900 million of term loans under the $1,150 million senior secured credit facility to be entered into prior to or concurrently with the completion of the distribution; and

•	the issuance of senior unsecured notes prior to or concurrently with the completion of the distribution in an aggregate principal amount of $500 million and related debt issuance costs.

The unaudited pro forma condensed consolidated statements of income assume that these transactions occurred as of December 30, 2001 and the unaudited pro forma condensed consolidated balance sheet assumes that these transactions occurred as of March 29, 2003.

You should read the unaudited pro forma condensed consolidated financial information in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections “Selected Historical Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The unaudited pro forma condensed consolidated financial information is qualified by reference to these sections, the audited consolidated financial statements and the notes to the audited consolidated financial statements, each of which is included elsewhere in this information statement.

The unaudited pro forma condensed consolidated financial information is not indicative of our future performance or what our results of operations would have been if we had been operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred as of December 30, 2001 or March 29, 2003, as the case may be. The unaudited pro forma condensed consolidated statement of income does not reflect estimates of one-time and ongoing incremental costs required to operate as a separate company, which are described in Note 1 to the unaudited pro forma condensed consolidated statement of income.

We recorded gross rebates from Merck of $443.9 million during 2002 and $110.6 million during the first quarter of 2003. Through June 2002, these rebates were based upon an agreed-upon percentage rate applied to the volume of Merck prescription products dispensed either by our home delivery pharmacies or through our retail pharmacy networks. We are party to a five-year managed care agreement with Merck, which governs our ongoing rebate arrangements with Merck. The managed care agreement with Merck includes terms related to our commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, we may be required to pay liquidated damages to Merck if we fail to achieve specified market share levels. Had this managed care agreement been in effect for all of 2002, we do not believe that it would have had a significant impact on the recorded rebates from Merck in 2002. However, the rebates that we may earn under the managed care agreement may be reduced or eliminated if we do not comply with various obligations or do not achieve various minimum or target market share levels set forth in that agreement. See “Risk Factors—Risks Relating to Our Relationship with and Spin-Off from Merck—Under our managed care agreement with Merck, our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels” and “Relationship Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck”.

Unaudited Pro Forma Condensed Consolidated Statements of Income

	Year Ended December 28, 2002					Quarter Ended March 29, 2003
	Historical	Adjustments		Pro Forma		Historical	Adjustments		Pro Forma
	(in millions, except per share amounts)

Product net revenues	$32,573.0			$32,573.0		$8,237.9			$8,237.9
Service revenues	385.5			385.5		96.2			96.2

Total net revenues	32,958.5			32,958.5		8,334.1			8,334.1

Cost of operations:
Cost of product net revenues	31,483.9			31,483.9		7,939.5			7,939.5
Cost of service revenues	173.8			173.8		45.1			45.1

Total cost of revenues	31,657.7			31,657.7		7,984.6			7,984.6
Selling, general and administrative expenses	587.7			587.7	(1)	163.0			163.0
Amortization of intangibles	84.9			84.9		23.6			23.6
Other (income) expense, net	7.9	$76.2	(2)	84.1		(11.7)	$18.5	(2)	6.8

Total cost of operations	32,338.2			32,414.4		8,159.5			8,178.0

Income before provision for income taxes	620.3			544.1		174.6			156.1
Provision for income taxes	258.7	(31.8	)(3)	226.9		72.6	(7.7	)(3)	64.9

Net income	$361.6			$317.2		$102.0			$91.2

Basic and diluted earnings per share(4):
Net income per share	$1.34			$1.17		$0.38			$0.34
Weighted average shares outstanding	270.0			270.0		270.0			270.0

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income

(1)	In 2002, Merck allocated to us $27.4 million of expenses it incurred for providing us consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services, and we directly incurred an additional $4.5 million for these services. By the end of the second quarter of 2003, we expect to have assumed responsibility for substantially all of these services and their related expenses. We expect the total cost of these services to aggregate approximately $35 million to $40 million in 2003, including a charge from Merck of $0.4 million, and approximately $40 million to $45 million in 2004. In addition, during 2002 we incurred $7.7 million of non-recurring costs associated with our transition to operating as a separate company for systems implementation and conversion, the change of our corporate name and other matters. We expect to incur $2 million of non-recurring costs during 2003 as we complete our transition to a separate company.
(2)	Includes estimated annual interest expense of $76.2 million related to $1,500 million of indebtedness that we expect to incur prior to or concurrently with the completion of the distribution, at an estimated weighted average annual interest rate of 5.08%. Several factors could change the weighted average annual interest rate, including but not limited to a change in our credit rating or a change in the reference rates used under the credit facilities. A 25 basis point change to the weighted average annual interest rate would change our annual interest expense by $3.8 million. We may incur additional interest expense if we draw down under the $250 million revolving credit facility or draw down further under the $500 million accounts receivable financing facility that we expect to enter into prior to or concurrently with the completion of the distribution.

(3)	Represents estimated tax benefit related to the estimated interest expense discussed in Note 2 above at our combined effective rate of 41.7%.
(4)	On May 21, 2002 we converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck and issued 270,000,000 shares of $0.01 par value common stock. In connection with the distribution, certain Merck stock options held by our employees will be converted into options to purchase our stock. These options would not have had a material effect on historical or pro forma earnings per share for the periods presented.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 29, 2003

	Historical	Adjustments		Pro Forma
	(in millions)
Assets:
Cash and cash equivalents	$7.7	$195.3	(1)	$203.0
Accounts receivable, net	1,531.1			1,531.1
Due from Merck, net	718.6	(718.6	)(2)	—
Inventories, net	932.6			932.6
Deferred tax assets	238.5			238.5
Other current assets	139.5			139.5
Property and equipment, net	816.2			816.2
Goodwill, net	3,310.2			3,310.2
Intangibles, net	2,391.3			2,391.3
Other noncurrent assets	132.0	23.3	(3)	155.3

Total assets	$10,217.7			$9,717.7

Liabilities and Equity:
Claims and accounts payable	$1,959.7			$1,959.7
Short-term debt	—	100.0	(4)	100.0
Current portion of long-term debt	—	31.5	(4)	31.5
Other current liabilities	299.2			299.2
Long-term debt	—	1,368.5	(4)	1,368.5
Deferred tax liabilities	1,182.2			1,182.2
Other noncurrent liabilities	39.0			39.0
Total stockholder’s equity	6,737.6	(2,000.0	)(5)	4,737.6

Total liabilities and stockholder’s equity	$10,217.7			$9,717.7

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 29, 2003

(1)	Represents the net effect on cash and cash equivalents of the other pro forma adjustments.
(2)	The net balance of intercompany receivables from Merck as of December 29, 2001 is included in total stockholder’s equity. From December 30, 2001 through the date we complete the distribution, we are recording intercompany transactions with Merck in “Due from Merck, net”. On May 21, 2002, in conjunction with our conversion to a corporation, we satisfied in full our gross intercompany receivable and payable with Merck by netting the balances as of that date into a net receivable due from Merck. The balance in “Due from Merck, net” will be settled on the distribution date.
(3)	We will record approximately $23.3 million in debt issuance costs in connection with the incurrence of the debt described in Note 4 below.
(4)	Prior to or concurrently with the completion of the distribution, we intend to incur $100 million in short-term indebtedness and $1,400 million in long-term indebtedness, of which $31.5 million represents the current portion. We may incur additional indebtedness if we draw down under the $250 million revolving credit facility or draw down further under the $500 million accounts receivable financing facility that we expect to enter into prior to or concurrently with the completion of the distribution.
(5)	Represents the impact on equity associated with the payment of the cash dividends aggregating $2 billion to Merck.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND  RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the audited consolidated financial statements and notes to the financial statements included elsewhere in this information statement. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this information statement entitled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” and other sections in this information statement.

Basis of Presentation

Our consolidated financial statements reflect our historical results of operations and cash flows during each respective period. We prepared our historical financial statements using Merck’s historical basis in the assets and liabilities and the results of our operations. They also include allocations of expenses Merck incurred. These expenses include expenses for consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. We made these expense allocations on a basis that we, along with Merck, considered to be reasonable reflections of the utilization of services that Merck provided to us. By the end of the second quarter of 2003, we expect to have assumed responsibility for substantially all of these services and their related expenses. For a discussion of the costs associated with operating as a separate company, see “—Results of Operations”.

On May 21, 2002, we converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck. For financial reporting purposes, we calculated income tax expense and deferred income tax balances as if we were a separate company and had prepared our own separate tax returns as a corporation during the periods presented.

The financial information included in this information statement is not indicative of our consolidated financial position, operating results, changes in equity and cash flows for any future period, or what they would have been had we operated as a separate company during the periods presented.

Overview

We are the nation’s largest PBM based on our 2002 net revenues. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through our national networks of retail pharmacies or our own home delivery pharmacies. We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans.

We operate in a very competitive market that is characterized by increasing pricing and margin pressures as clients seek to control the growth in the cost of providing prescription drug benefits to their members.

Our net revenues are derived primarily from the sale of prescription drugs through our home delivery pharmacies and through our networks of contractually affiliated retail pharmacies and are recorded net of certain rebates and guarantees payable to clients. For further details see our critical accounting policies included in “—Use of Estimates and Critical Accounting Policies” below and the notes to our audited consolidated financial statements included elsewhere in this information statement.

Our cost of revenues relating to drugs dispensed by our home delivery pharmacies consists primarily of the cost of inventory dispensed and our costs incurred to process and dispense the prescriptions, including the associated depreciation. Cost of revenues for prescriptions filled through our network of retail pharmacies includes the contracted cost of drugs dispensed by, and professional fees paid to, retail pharmacies in the networks. The operating costs of our call center pharmacies are also included in cost of revenues. In addition, cost of revenues for both home delivery sales and retail sales includes a credit for rebates earned from pharmaceutical manufacturers whose drugs are included in our formularies. Price increases by manufacturers and wholesalers for pharmaceuticals have generally been recovered from our clients under our client contracts but could prevent us from satisfying contracts with guaranteed cost savings if the result is an overall increase in the cost of the drug plan to our client.

Selling, general and administrative expenses reflect the costs of operations dedicated to generating new sales, maintaining existing customer relationships, managing clinical programs, enhancing technology capabilities, directing pharmacy operations and other staff activities. Our historical financial statements also include allocations of costs relating to certain corporate functions historically provided by Merck, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. During the period from July 1, 2002 to March 31, 2003, we began to assume responsibility for these previously allocated services. These allocated expenses are not necessarily indicative of the higher expenses we expect to incur in the future in connection with these corporate functions as a separate company. By the end of the second quarter of 2003, we expect to have assumed responsibility for substantially all of these services and their related expenses. For information on our expected incremental selling, general and administrative expenses after the distribution, see Note 1 to the Unaudited Pro Forma Condensed Consolidated Statement of Income included under “Unaudited Pro Forma Condensed Consolidated Financial Data”.

We began providing pharmacy benefit management services in the second quarter of 2000 to UnitedHealth Group under a five-year contract. Revenues from UnitedHealth Group, which is currently our largest client, amounted to approximately $1,300 million, or 6%, of our net revenues in 2000, approximately $4,600 million, or 16%, of our net revenues in 2001, and approximately $5,300 million, or 16%, of our net revenues in 2002. This agreement will expire on December 31, 2005.

Our larger clients frequently distribute requests for proposals and seek bids from other PBM providers, as well as us, before their contracts with us expire. In each year from 1998 through 2002, we retained clients accounting for at least 94% of our net revenues. We expect our client retention rate to decline to 93% in 2003 as a result of some larger clients not renewing contracts with us. Covered lives under our clients’ plans decreased from approximately 65 million as of December 29, 2001 to approximately 64 million as of December 28, 2002 and to approximately 62 million as of March 29, 2003.

In addition, a client that is involved in a merger or acquisition with a company that is not a client may not renew, and in some instances may terminate, its PBM contract with us. Trigon, a client that represented approximately 3% of our net revenues in 2002, was acquired by Anthem, Inc. in 2002. Trigon’s decision to terminate its contract with us as of the end of 2003 will adversely affect our earnings beginning in 2004.

Our total prescription volumes declined 5% from the first quarter of 2002 to the first quarter of 2003 due to client terminations. We expect our total annual prescription volumes in 2003 to be lower than our total annual prescription volumes in 2002.

Our key assets include accounts receivable, inventories, fixed assets, goodwill and intangibles. Accounts receivable represent amounts due from clients for prescriptions shipped to members from our home delivery pharmacies or dispensed from retail pharmacies in our networks, including fees due to us, net of any rebate liabilities or payments due to clients under guarantees. Accounts receivable also include amounts due from pharmaceutical manufacturers for earned rebates and other fees. Inventories reflect the cost of prescription products held for dispensing by our home delivery pharmacies and are recorded on a first-in, first-out basis. Fixed assets include our investment in home delivery pharmacies, call center pharmacies, and information technology, including capitalized software development. The net goodwill of $3,310 million and intangible assets of $2,391 million as of March 29, 2003 are comprised primarily of the push-down of goodwill and intangibles related to Merck’s acquisition of us in 1993 and, to a significantly lesser extent, our acquisition of ProVantage Health Services, Inc., or ProVantage, in 2000. See “Risk Factors—Risks Relating to Our Common Stock—We could be required to record a material non-cash charge to income if our recorded goodwill is impaired”.

Liabilities primarily consist of amounts payable to retail network pharmacies for prescriptions dispensed and services rendered, amounts payable for home delivery prescription inventory purchases and other accruals and liabilities incurred in the normal course of business.

We conduct our operations in one segment of the PBM industry, which involves sales of prescription drugs to members of our clients, either by our home delivery pharmacies or through our networks of contractually affiliated retail pharmacies, and in one geographic region, the United States and Puerto Rico. Services to clients are delivered and managed under a single contract for each client.

We do not have any off-balance sheet entities. On June 13, 2002, two interest rate swap lock agreements were entered into on our behalf in expectation of the completion of our then-planned $1,000 million notes offering. On June 28, 2002, these swap agreements were terminated in accordance with their terms at a cost of $7 million. Except for these two agreements, we have not engaged in material transactions involving derivative financial instruments.

Our fiscal year ends on the last Saturday in December, and our fiscal quarters end on the last Saturday in March, June, September or December. Fiscal years 1998, 1999, 2001 and 2002 each consisted of 52 weeks, and fiscal year 2000 consisted of 53 weeks.

The term “drug spend” used in this discussion refers to aggregate drug expenditure amounts based on retail prices paid by consumers and plan sponsors.

Use of Estimates and Critical Accounting Policies

Use of Estimates.    The preparation of consolidated financial statements requires companies to include certain amounts that are based on management’s best estimates and judgments. In preparing the consolidated financial statements, management reviewed the accounting policies and believes that these accounting policies are appropriate for a fair presentation of our financial position, results of operations and of cash flows. Several of these accounting policies contain estimates, the most significant of which are discussed below. Actual results may differ from those estimates. We discuss the impact and any associated risks related to these policies on our business operations throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Critical Accounting Policies.    We describe below what we believe to be our critical accounting policies.

Revenue recognition.    Our revenues are derived principally from sales of prescription drugs to members of our clients, either through our home delivery pharmacies or our networks of contractually affiliated retail pharmacies. We recognize these revenues when the prescriptions are dispensed through our home delivery pharmacies or retail pharmacies in our contractually affiliated networks. We have determined that our responsibilities under our client contracts to adjudicate member claims properly and control clients’ drug spend, our separate contractual pricing relationships and responsibilities to the retail pharmacies in our networks, and our interaction with members, among other indicators, qualify us as the principal under the indicators set forth in EITF 99-19 “Reporting Gross Revenue as a Principal vs. Net as an Agent” in most of our transactions with customers. Our responsibilities under our client contracts include validating that the patient is a member of the client’s plan and that the prescription drug is in the applicable formulary, instructing the pharmacist as to the prescription price and the co-payment due from the patient, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting medically appropriate generic alternatives to control drug cost to our clients and their members, and approving the prescription for dispensing. We recognize revenues from our home delivery pharmacies and our retail network contracts where we are the principal, on a gross reporting basis, in accordance with EITF 99-19 at the prescription price (ingredient cost plus dispensing fee) negotiated with our clients, including the portion of the price to be settled directly by the member (co-payment) plus our administrative fees. Although we do not have credit risk with respect to retail co-payments, all of the above indicators of gross treatment are present. In addition, we view these co-payments as a mechanism that we negotiate with our clients to help them manage their retained prescription drug spending costs, and the level of co-payments does not affect our rebates or margin on the transaction. Where the terms of our contracts and nature of our involvement in the prescription fulfillment process do not qualify us as a principal under EITF 99-19, our revenues on those transactions consist of the administrative fee paid to us by our clients.

We deduct from our revenues the manufacturers’ rebates we pay to our clients when our clients earn these rebates. We estimate these rebates at period-end based on actual and estimated claims data and our estimates of the portion of those claims on which our clients can earn rebates. We base our estimates on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. We adjust our rebates payable to clients to the actual amounts paid when these rebates are paid, generally on a quarterly basis, or as significant events occur. We record any cumulative effect of these adjustments against revenues as identified, and adjust our estimates prospectively to consider recurring matters. Adjustments generally result from contract changes with our clients, differences between the estimated and actual product mix subject to rebates or whether the product was included in the applicable formulary. Adjustments have not been material to our quarterly or annual results of operations. We also deduct from our revenues discounts offered and other payments made to our clients. Other payments include, for example, implementation allowances, payments made under risk-sharing agreements with clients and payments related to performance guarantees. Where we provide implementation or other allowances to clients upon contract initiation, we capitalize these payments and amortize them against revenue over the life of the contract only if these payments are refundable upon cancellation or relate to non-cancelable contracts. In the limited instances where we enter into risk-sharing agreements whereby we agree to share in the risk of a client’s drug trend increasing above certain levels, we determine on a regular basis any potential deduction from revenue by comparing the client’s increase in drug spending for that period against a specified contractual or indexed target rate. Where the client’s rate of increase exceeds that target, we calculate a deduction from revenue in accordance with the terms of the contract, up to the contractual cap on our liability. We manage our risk from this type of arrangement by restricting the number of client contracts that include risk sharing, capping our responsibility under these provisions and requiring the client to implement drug cost management programs. Accordingly, our exposure under risk-sharing arrangements is not material to our financial position or liquidity.

Rebates receivable and payable.    Rebates receivable from pharmaceutical manufacturers are earned based upon dispensing of prescriptions at either home delivery pharmacies or pharmacies in our retail networks, are recorded as a reduction of cost of revenues and are included in accounts receivable. We accrue rebates receivable by multiplying estimated rebatable prescription drugs dispensed by our home delivery pharmacies, or dispensed by one of the pharmacies in our retail networks, by the contractually agreed manufacturer rebate amount. We revise rebates receivable estimates to actual, with the difference recorded to cost of revenues, when final rebatable prescriptions are calculated, and rebates are billed to the manufacturer generally 45 to 90 days subsequent to the end of the applicable quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized and recorded to actual amounts billed has not been material to our results of operations. Rebates earned by Medco Health from pharmaceutical manufacturers, including Merck, totaled $1,969 million in 2000, $2,535 million in 2001 and $2,465 million in 2002. Rebates payable to clients are estimated and accrued concurrently with rebates receivable and are reflected as a reduction in accounts receivable, net. Rebates are paid to clients based on actual drug spend on a quarterly basis after collection of rebates receivable from manufacturers at which time rebates payable are revised to reflect amounts due.

Typically, our client contracts give the client the right to audit our calculation of rebates owed to the client. To date, adjustments related to client audits have not been material.

Contract profitability.    We monitor contract profitability periodically throughout the term of each contract and if the contract would result in a loss over its total life, we would record a charge to earnings immediately for the entire amount of the loss. To date, no charges have been required.

Allocations from Merck.    Our historical financial statements include allocations of certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, the effort expended by Merck for us as compared to its other operations, or other reasonable methods. We and Merck consider these allocations to be reasonable reflections of the utilization of services provided to us. By the end of the second quarter of 2003, we expect to have assumed responsibility for substantially all of these services and their related expenses.

Income taxes.    We account for income taxes under SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109). Accordingly, we calculated income tax expense and the deferred income tax balances in the consolidated financial statements as if we had been taxed separately and had prepared our own separate tax returns as a corporation. Prior to May 21, 2002, we were structured as a single member limited liability company with Merck as the sole member. Effective May 21, 2002, we converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck. Merck has been taxed on our taxable income as part of Merck’s consolidated tax return, with our liabilities for income taxes being reflected in “Due from Merck, net”. Subsequent to the distribution, we will continue to provide for and, in addition, will directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement.

Property and equipment.    We state property and equipment at cost less accumulated depreciation and amortization. We calculate depreciation using the straight-line method for assets with useful lives ranging from three to 45 years. We amortize leasehold improvements over the shorter of the remaining life of the lease or the useful lives of the assets.

Software developed for internal use.    We invest significantly in developing software to meet the needs of our clients. We have adopted American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to five years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred.

Goodwill and intangible assets.    Goodwill primarily represents the push-down of the excess of acquisition costs over the fair value of our net assets from our acquisition by Merck in 1993, and, to a significantly lesser extent, our acquisition of ProVantage in 2000. Effective December 30, 2001, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142). SFAS No. 142 requires us to cease amortization of goodwill and to test goodwill for impairment upon adoption and at least annually thereafter. To determine whether goodwill has been impaired, we must first determine the fair value of the company. This determination involves significant judgment. If we conclude that our fair value is less than our book value, SFAS No. 142 requires us to allocate our fair value to our assets and liabilities as if we had been acquired at that fair value. We must record an impairment charge to the extent recorded goodwill exceeds the amount of goodwill resulting from this allocation. We tested our goodwill upon adoption of SFAS No. 142 and as of September 30, 2002 and determined that goodwill was not impaired.

Once trading in our common stock begins, we will consider the market price of our common stock as a factor in determining our fair value. Should we determine that our fair value is less than our book value, we would be required to allocate this fair value to our assets and liabilities as if we had been acquired at this fair value. To the extent that this allocation results in goodwill that is lower than the recorded amount, we would record an impairment charge. The value of our customer and other relationships has increased considerably since Merck acquired us in 1993. As a result, any allocation under SFAS No. 142 would likely assign a greater value to these intangible assets and substantially less, if any, value to goodwill. While SFAS No. 142 would require us to record the impairment to goodwill, it would not permit us to record any increase in value of the intangible assets. As a result, if we determine that our fair value is less than our book value, our impairment measured under SFAS No. 142 may result in a material non-cash charge to income that could substantially exceed the difference between our book value and fair value.

Our intangible assets primarily represent the value of customer relationships that was recorded at the time of the Merck acquisition. These assets are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When these events occur, we compare the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment is calculated using discounted expected future cash flows. The most recent impairment test was performed as of December 28, 2002 and the intangible assets were determined not to be impaired. In addition, we continually evaluate the amortizable lives of our intangible assets to ensure they reflect current circumstances. Until December 28, 2002, the intangible assets from the Merck acquisition were being amortized over a weighted average useful life of 38 years. During the first quarter of 2003, we performed a re-evaluation of the useful life of these intangible assets taking into account historical turnover experience, including recent losses of clients, and expected future losses. As a result of this review, the weighted average useful life was revised to 35 years effective as of December 29, 2002, with the annual intangible amortization expense increasing by approximately $9 million.

Pension and other postretirement benefits.    The determination of our obligation and expense for pension and other postretirement benefits depends on our selection of certain assumptions used by actuaries in calculating such amounts. We describe those assumptions in Note 7 to the audited consolidated financial statements. They include, among other assumptions, the discount rate, expected long-term rate of return on pension plan assets and rates of increase in compensation and health care costs. In accordance with U.S. generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in those future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement obligations and our future expense.

Legal contingencies.    We are currently involved in various legal proceedings. We have considered these proceedings in determining the necessity of any reserves for losses that are probable and reasonably estimable. Our estimates of necessary reserves have been developed in consultation with outside counsel assisting in the defense of these matters and are based upon an analysis of the potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position or liquidity as set forth in our consolidated financial statements for the year ended December 28, 2002. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially adversely affected by the ultimate resolution of these matters or by changes in our assumptions or our strategies related to these proceedings.

Results of Operations

The following tables set forth, for the periods indicated, actual results and the percentage relationship to net revenues:

	Years Ended			Quarters Ended
	December 30, 2000(1)	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(in millions)
Product net revenues	$21,979.2	$28,709.3	$32,573.0	$7,929.0	$8,237.9
Service revenues	287.1	361.3	385.5	87.1	96.2

Total net revenues	22,266.3	29,070.6	32,958.5	8,016.1	8,334.1

Cost of operations:
Cost of product net revenues	21,010.8	27,601.1	31,483.9	7,713.8	7,939.5
Cost of service revenues	143.4	185.6	173.8	44.0	45.1

Total cost of revenues	21,154.2	27,786.7	31,657.7	7,757.8	7,984.6
Selling, general and administrative expenses	483.1	578.4	587.7	135.2	163.0
Amortization of goodwill	103.3	106.9	—	—	—
Amortization of intangibles	84.0	84.9	84.9	21.2	23.6
Other (income) expense, net	(5.8)	(4.6)	7.9	(0.8)	(11.7)

Total cost of operations	21,818.8	28,552.3	32,338.2	7,913.4	8,159.5

Income before provision for income taxes	447.5	518.3	620.3	102.7	174.6
Provision for income taxes	230.7	261.7	258.7	43.1	72.6

Net income	$216.8	$256.6	$361.6	$59.6	$102.0

	Years Ended			Quarters Ended
	December 30, 2000(1)	December 29, 2001	December 28, 2002	March 30, 2002	March 29, 2003
	(percentage of net revenues)
Product net revenues	98.7%	98.8%	98.8%	98.9%	98.8%
Service revenues	1.3%	1.2%	1.2%	1.1%	1.2%

Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of operations:
Cost of product net revenues	94.4%	94.9%	95.5%	96.2%	95.2%
Cost of service revenues	0.6%	0.6%	0.5%	0.5%	0.5%

Total cost of revenues	95.0%	95.6%	96.0%	96.8%	95.7%
Selling, general and administrative expenses	2.2%	2.0%	1.8%	1.7%	2.0%
Amortization of goodwill	0.5%	0.4%	—	—	—
Amortization of intangibles	0.4%	0.3%	0.3%	0.3%	0.3%
Other (income) expense, net	0.0%	0.0%	0.0%	0.0%	(0.1)%

Total cost of operations	98.0%	98.2%	98.1%	98.7%	97.9%

Income before provision for income taxes	2.0%	1.8%	1.9%	1.3%	2.1%
Provision for income taxes	1.0%	0.9%	0.8%	0.5%	0.9%

Net income	1.0%	0.9%	1.1%	0.7%	1.2%

(1)	53 week fiscal year.

Results of Operations for the Quarters Ended March 30, 2002 and March 29, 2003

Total net revenues for the first quarter of 2003 of $8,334 million exceeded the first quarter of 2002 by $318 million, or 4.0%, as a result of the 3.9% growth in product net revenues to $8,238 million in the first quarter of 2003. Product net revenues include retail co-payments of approximately $1,677 million in the first quarter of 2003 and approximately $1,640 million in the first quarter of 2002. The $309 million increase in product net revenues in the first quarter of 2003 was attributable to net price increases of $644 million offset by a $335 million decrease due to lower prescription volumes. Net price increases were primarily due to higher prices charged by pharmaceutical manufacturers and greater representation of new and higher cost drugs in the brand prescription base, despite steeper pricing discounts and higher rebates offered to clients and increased generic drug usage as a percentage of total prescriptions dispensed. The lower prescription volumes were due to client terminations, offset by higher prescription drug utilization. Home delivery prescription volume of approximately 20 million prescriptions in the first quarter of each of 2002 and 2003 increased as a percentage of total prescription volume, including retail prescriptions, from 14.3% in the first quarter of 2002 to 14.9% in the first quarter of 2003, primarily as a result of changes in client plan designs to encourage home delivery usage and the continued increase of home delivery utilization from existing clients. The 10.4% increase in service revenues to $96 million in the first quarter of 2003 was attributable to higher sales of prescription services and data to pharmaceutical manufacturers and other customers, partially offset by decreasing client administrative fees on a per prescription basis and the impact of lower total prescription volume.

Total cost of revenues for the first quarter of 2003 of $7,985 million exceeded the first quarter of 2002 by $227 million, or 2.9%, as a result of the 2.9% increase in the cost of product net revenues to $7,940 million in the first quarter of 2003. Cost of product net revenues includes amounts representing retail co-payments of approximately $1,677 million in the first quarter of 2003 and approximately $1,640 million in the first quarter of 2002. Cost of product net revenues increased at a lower rate than product net revenues largely due to increased usage of lower cost generic products and higher rebates earned from pharmaceutical manufacturers, which totaled $704 million in the first quarter of 2003 compared to $585 million in the first quarter of 2002. Rebates earned in the first quarter of 2002 were the lowest of all four quarters in 2002 as a result of higher market share requirements in re-negotiated multi-year pharmaceutical manufacturer contracts. In addition to reflecting earned rebates at a consistent level with those earned in the last three quarters of 2002, rebates earned in the first quarter of 2003 also reflect the impact of higher levels of rebates due to new products and re-negotiated terms on existing products. Distribution costs in the first quarter of 2003 reflected costs to implement new pharmacy call center member servicing capabilities. Also reflected are severance costs and asset impairment charges associated with closing the Mechanicsburg, Pennsylvania pharmacy, which was completed during the second quarter of 2003. The 2.4% increase in cost of service revenues was lower than the rate of growth experienced in service revenue largely due to cost savings initiatives such as labor efficiencies and savings on member communication materials.

Gross margin (defined as net revenues minus cost of revenues) in the first quarter of 2003 of $349 million reflects a $91 million, or 35.3%, increase compared to the first quarter of 2002. The gross margin percent on net revenues in the first quarter of 2003 was 4.2%, compared to 3.2% in the first quarter of 2002. The gross margin percent on product net revenues in the first quarter of 2003 was 3.6%, compared to 2.7% in the first quarter of 2002, and 3.3% for the full year 2002. The margin increase in the first quarter of 2003 reflects the impact of a higher share of generic prescription dispensing in our home delivery pharmacies and the earned pharmaceutical manufacturer rebates offset by continued pricing pressures. In addition, our investments in technology over the past several years have resulted in increased depreciation charges. In an effort to respond strategically to these margin pressures, we have enhanced productivity by using technology to improve operational efficiencies in prescription processing and dispensing and pharmacy call center operations. The gross margin percentage on service revenues in the first quarter of 2003 was 53.1%, compared to 49.5% in the first quarter of 2002 due to increased revenue combined with the cost savings initiatives described above.

Selling, general and administrative expenses for the first quarter of 2003 of $163 million exceeded the first quarter of 2002 by $28 million, or 20.6%. As a percentage of net revenues, these expenses increased from 1.7% of net revenues in the first quarter of 2002 to 2.0% in the first quarter of 2003 due to new expenditures for advances in information systems technology, higher depreciation from past investments in this technology and increased expenses associated with preparations for operation as a separate company. These increases were partially offset by cost savings initiatives that have reduced travel, hiring and consulting costs, and lower costs allocated from Merck. Selling, general and administrative expenses include costs allocated to us by Merck of $6.9 million for the first quarter of 2002 and $0.4 million for the first quarter of 2003. See “—Results of Operations for 2000, 2001 and 2002”.

Amortization of intangible assets was $24 million in the first quarter of 2003, $2 million higher than the first quarter of 2002 because of a re-evaluation of the useful life of the intangible assets created at the time of the Merck acquisition, as described under “—Use of Estimates and Critical Accounting Policies—Critical Accounting Policies—Goodwill and intangible assets”.

Other (income) expense, net was $(11.7) million in the first quarter of 2003 and $(0.8) million in the first quarter 2002. The first quarter of 2003 includes a one-time gain of $11.0 million from the sale of a minority equity investment in a non-public company. In addition, the first quarters of 2003 and 2002 include interest income primarily generated by short-term investments in marketable securities.

For financial reporting purposes, we calculate our tax provision and related deferred tax accounts in our financial statements on a separate return basis. The effective tax rate (defined as the percentage relationship of provision for income taxes to income before provision for income taxes) decreased marginally to 41.6% in the first quarter of 2003, compared to 42.0% in the first quarter of 2002. This reduction resulted from cost controls designed to reduce non tax deductible expenses.

Net income as a percentage of net revenues was 1.2% in the first quarter of 2003 compared to 0.7% in the first quarter of 2002 as a result of the above factors.

Results of Operations for 2000, 2001 and 2002

Total net revenues for 2001 of $29,071 million exceeded 2000 by $6,804 million, or 30.6%, and total net revenues for 2002 of $32,959 million exceeded 2001 by $3,888 million, or 13.4%, primarily as a result of growth of product net revenues. Product net revenues totaled $21,979 million in 2000, $28,709 million in 2001 and $32,573 million in 2002, including retail co-payments of approximately $4,036 million in 2000, approximately $5,537 million in 2001 and approximately $6,457 million in 2002. The $6,730 million increase in product net revenues in 2001 was attributable to volume increases of $3,958 million and net price increases of $2,772 million. The $3,864 increase in product net revenues in 2002 was attributable to volume increases of $1,003 million and net price increases of $2,861 million. In both 2001 and 2002, net price increases were primarily due to higher prices charged by pharmaceutical manufacturers and greater representation of new and higher cost drugs in the brand name prescription base, despite steeper pricing discounts and higher rebates offered to clients and increased generic drug usage as a percentage of total prescriptions dispensed. Prescription volume increased 18.8% to 537 million in 2001, reflecting a 14.7% increase in home delivery prescription volume and a 19.6% increase in retail prescription volume. Prescription volume increased 2.0% to 548 million in 2002, reflecting a 9.4% increase in home delivery prescription volume while retail prescription volume remained approximately unchanged. Higher prescription drug utilization contributed to increased volumes. The addition of UnitedHealth Group as a client in the second quarter of 2000 and the acquisition of ProVantage in June 2000 also contributed to the increase in prescription volumes and product revenues from 2000 to 2001. Service revenues totaled $287 million in 2000, $361 million in 2001 and $386 million in 2002. The increases were due to increased sales of prescription services and data to pharmaceutical manufacturers and other customers, partially offset by decreasing client administrative fees on a per prescription basis.

Increases in utilization, changes in drug mix and inflation generated approximately 14.0% of the percentage change of product net revenues growth in 2001 compared to 2000, and 12.9% in 2002 compared to 2001. The acquisition of ProVantage in mid-year 2000 generated more than 2.0% of the percentage change of 2001 product net revenues growth over 2000. Home delivery prescription volume as a percentage of total volume including retail prescriptions approximated 14.0% in both 2000 and 2001, and approached 15.0% in 2002.

Total cost of revenues for 2001 of $27,787 million exceeded 2000 by $6,633 million, or 31.4%, and cost of revenues for 2002 of $31,658 million exceeded 2001 by $3,871 million, or 13.9%, primarily as a result of the 31.4% growth of cost of product net revenues in 2001 and the 14.1% growth of cost of product net revenues in 2002. Total cost of revenues includes cost of product net revenues of $21,011 million in 2000, $27,601 million in 2001 and $31,484 million in 2002. Included in cost of product net revenues are amounts representing retail co-payments of approximately $4,036 million in 2000, approximately $5,537 million in 2001 and approximately $6,457 million in 2002. Costs of revenues in 2001 and 2002 increased due to the business results addressed in the product net revenues discussion above. In addition, costs were further impacted early in 2002 by operating costs resulting from new business initiated at the beginning of the year, and reduced levels of earned rebates from pharmaceutical manufacturers. These rebates totaled $1,969 million in 2000, $2,535 million in 2001, and $2,465 million in 2002, an increase of 28.7% in 2001 and a decrease of 2.8% in 2002. The growth in 2001 reflects the volume of brand name products dispensed through our home delivery pharmacies and retail pharmacy networks, and the achievement of contractual market share rebate levels consistent with 2000. The decline in 2002 is primarily attributable to higher market share requirements in re-negotiated multi-year pharmaceutical manufacturer contracts. Also included in total cost of revenues are cost of service revenues of $143 million in 2000, $186 million in 2001 and $174 million in 2002. The increase from 2000 to 2001 resulted primarily from prescription volume increases, while the decline in 2002 was due to operating cost savings initiatives such as labor efficiencies and savings on member communication materials.

Gross margin (defined as net revenues minus cost of revenues) in 2001 of $1,284 million reflects a $172 million, or 15.5%, increase over 2000. Gross margin in 2002 of $1,301 million reflects a $17 million, or 1.3%, increase over 2001. The gross margin percent on net revenues was 5.0% in 2000, 4.4% in 2001 and 3.9% in 2002. The gross margin percent on product net revenues was 4.4% in 2000, 3.9% in 2001 and 3.3% in 2002. The decrease in these margins reflects the impact of pricing pressures, reduced levels of overall discounts and rebates from pharmaceutical manufacturers, and higher cost new brand products. In addition, the increased investment in technology has resulted in an increase in depreciation charges over time. In an effort to respond strategically to these margin pressures, we have focused on using technology to improve operational efficiencies in our prescription processing and dispensing resulting in productivity gains that have offset a portion of the margin erosion discussed above. The gross margin percentage on service revenues was 50.1% in 2000, 48.6% in 2001 and 54.9% in 2002. The gross margin percentage decline from 2000 to 2001 was due to the decreasing client administrative fee revenue on a per prescription basis, increasing health management program costs and increasing service costs relating to client installations. The improvement in the 2002 gross margin on service revenues reflects the positive impact of the cost savings initiatives described above.

Selling, general and administrative expenses for 2001 of $578 million were $95 million higher than in 2000. These expenses in 2002 were $588 million, which was $10 million higher than in 2001. As a percentage of net revenues, these expenses decreased over the three-year period, from 2.2% in 2000 to 2.0% in 2001 and 1.8% in 2002. The increase in 2001 reflects the impact of hiring additional employees to support UnitedHealth Group, which became a client in the second quarter of 2000, and expenses incurred to support increasing technology investments including Internet expansion and general business growth. In addition, in 2001 we began incurring more significant expenses in preparation for compliance with the Health Insurance Portability and Accountability Act of 1996, or HIPAA. The 1.6% increase in 2002 reflects higher technology related expenses and depreciation, and expenses associated with preparation for operation as a separate company. These incremental expenses were largely offset by efficiencies associated with the integration of ProVantage, and productivity and cost savings initiatives.

Amortization of goodwill was $103 million in 2000, $107 million in 2001 and $0 in 2002. In accordance with SFAS No. 142, effective December 30, 2001, goodwill is no longer amortized, but rather, is evaluated for impairment on an annual basis using a fair value based test. A fair value based test was performed at September 30, 2002 and the recorded goodwill was determined not to be impaired. Amortization of intangibles was $84 million in 2000, $85 million in 2001 and $85 million in 2002. The amortization of goodwill and intangible assets is primarily associated with the goodwill and intangibles created as a result of Merck’s acquisition of us in 1993 and pushed down to our balance sheet and, to a significantly lesser extent, our acquisition of ProVantage in 2000. See the discussion of goodwill amortization under “—Effects of Recent Accounting Pronouncements”.

Other (income) expense, net was $(6) million in 2000, $(5) million in 2001 and $8 million in 2002. The other (income), net in 2000 and 2001 is primarily interest income generated by short-term investments in marketable securities. The other expense amount recorded in 2002 includes $7 million in costs from the termination of two interest rate swap lock agreements originally entered into in anticipation of the notes offering in 2002, as well as expenses associated with the postponed public offering, offset by interest income.

Merck allocated to us $25.4 million in 2000 and $26.4 million in 2001 of expenses it incurred for providing us consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. During 2002, Merck allocated to us $27.4 million of expenses and we directly incurred an additional $4.5 million for these services. By the end of the second quarter of 2003, we expect to have assumed responsibility for substantially all of these services and their related expenses. We expect the total cost of these services to aggregate approximately $35 million to $40 million in 2003, including a charge from Merck of $0.4 million, and approximately $40 million to $45 million in 2004. In addition, during 2002, we incurred $7.7 million of non-recurring costs associated with our transition to operating as a separate company for systems implementation and conversion, the change of our corporate name and other matters. We expect to incur $2 million of non-recurring costs in 2003 as we complete our transition to a separate company.

For financial reporting purposes, we have calculated our tax provision and related deferred tax accounts in our financial statements on a separate return basis. Until completion of the distribution, we will continue to be a corporation wholly owned by Merck. Until we adopted SFAS No. 142 in 2002 and ceased to amortize goodwill, our effective tax rate was higher than our applicable combined statutory tax rate because we did not receive a tax deduction for our goodwill amortization expense. The impact of this non-deductible expense has decreased, however, because our taxable income increased as a result of growth in our operations. Accordingly, our effective tax rate (defined as the percentage relationship of provision for income taxes to income before provision for income taxes) decreased from 51.6% in 2000 to 50.5% in 2001. Our effective tax rate in 2000 and 2001, excluding the impact of goodwill amortization, would have been 41.9%. Our effective tax rate was 41.7% in 2002, or approximately equal to our combined statutory tax rate. See Note 8 to our audited consolidated financial statements included elsewhere in this information statement.

Net income as a percentage of net revenues was 1.0% in 2000, 0.9% in 2001 and 1.1% in 2002.

Transactions with Related Parties

We have been a wholly owned subsidiary of Merck since 1993. As a result, in the ordinary course of our business, Merck has provided us with various services, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. Merck has also provided us with the services of a number of its executives and employees. Our historical financial statements include allocations by Merck of a portion of its overhead costs related to these services. These cost allocations have been determined on a basis that we and Merck consider to be reasonable reflections of the use of these services. As described above, by the end of the second quarter of 2003, we expect to have assumed responsibility for substantially all of these services and their related expenses. Costs allocated to us by Merck for services performed by Merck on our behalf totaled $25.4 million in 2000, $26.4 million in 2001, $27.4 million in 2002 and $0.4 million in the first quarter of 2003. As a result of infrastructure investments we have made in preparation for operation as a separate company, we do not expect any further cost allocations from Merck in 2003 beyond the amounts allocated in the first quarter.

In addition to the general and administrative costs described above, we recorded purchases of prescription drugs from Merck for sale through our home delivery pharmacies, at a price that we believe approximates the price an unrelated third party would pay. The cost of these products is included in our cost of revenues. Purchases of home delivery inventory from Merck included in cost of revenues totaled $1,106.4 million in 2000, $1,344.7 million in 2001, $1,415.0 million in 2002 and $354.2 million in the first quarter of 2003. The cost of purchases from Merck as a percentage of cost of revenues was 5.2% in 2000, 4.8% in 2001, 4.5% in 2002 and 4.4% in the first quarter of 2003. Historically, we recorded rebates from Merck in cost of revenues based upon the volume of Merck prescription drugs dispensed either by our home delivery pharmacies or through our retail pharmacy networks. The gross rebates recorded in cost of revenues as received from Merck totaled $350.5 million in 2000, $439.4 million in 2001, $443.9 million in 2002 and $110.6 million in the first quarter of 2003. In 2002, rebates from Merck accounted for approximately 15% of the rebates we earned that contributed to our net income.

Merck has historically provided credit support arrangements and guarantees for our performance under certain client contracts and lease obligations. Under the terms of the master separation and distribution agreement with Merck, we will use commercially reasonable efforts to cause Merck to be released from those obligations.

We also generate revenues from sales to Merck of pharmaceutical benefit management and other services. These net revenues were $72.9 million in 2000, $99.9 million in 2001, $115.2 million in 2002 and $28.4 million in the first quarter of 2003. Revenues derived from sales to Merck were not material in relation to overall revenues in these periods.

In addition to the master separation and distribution agreement, prior to the completion of the distribution, we will have entered into a series of other agreements with Merck, such as an indemnification and insurance agreement, a tax responsibility allocation agreement and other related agreements which are intended to govern the ongoing relationship between us and Merck after the distribution. The aggregate fees payable to us from Merck under the other related agreements (or, in 2002, for performance of services prior to entering into these agreements) are expected to be approximately $50 million in 2003 and 2004, and approximately $35 million in 2005, subject to certain limitations. The amount earned by us in providing these services to Merck in 2002 amounted to approximately $42 million.

We are party to a managed care agreement with Merck. The managed care agreement includes terms related to our commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, we may be required to pay liquidated damages to Merck if we fail to achieve specified market share levels. Had this managed care agreement been in effect for all of 2002, we do not believe that it would have had a significant impact on the recorded rebates from Merck in 2002. However, the rebates that we may earn under the managed care agreement may be reduced or eliminated if we do not comply with various obligations or do not achieve various minimum or target market share levels set forth in that agreement.

For additional information about our relationship with Merck, see “Relationships Between Our Company and Merck & Co., Inc.”, Note 11 to our audited consolidated financial statements and Note 7 to our unaudited interim consolidated financial statements included elsewhere in this information statement.

Liquidity and Capital Resources

Net cash from operating activities was $366 million in 2000, $659 million in 2001 and $470 million in 2002. Net cash from operating activities was $515 million in the first quarter of 2002 compared with $517 million in the first quarter of 2003. Net cash from operating activities excludes various items paid to or by Merck on our behalf, such as tax payments made by Merck, and other items, which are reflected in the Intercompany transfer (to) from Merck, net in our cash flows from financing activities. Accordingly, our net cash from operating activities does not reflect what our cash flows would have been had we been a separate company during the periods presented.

An important element of our cash flow is the timing of billing cycles, which are two-week periods of accumulated prescription administration billings for home delivery and retail prescriptions. We bill the cycle activity to clients on this bi-weekly schedule and generally collect before we pay our obligations to the retail pharmacies for that same cycle. We pay for drug inventory in accordance with payment terms offered by our suppliers to take advantage of appropriate discounts. Effective home delivery inventory management further generates positive cash flows.

Billings to pharmaceutical manufacturers for rebates are recorded as earned on a monthly basis, with actual bills generally rendered on a quarterly basis and paid by the manufacturers within an agreed upon term. Payments of rebates to clients are generally made after our receipt of the rebates from the pharmaceutical manufacturers. The amounts of rebates received from pharmaceutical manufacturers exceeded the amount of rebates paid to our clients for all historical periods presented. However, as a result of pricing pressures, the amount of rebates paid to clients and other forms of client discounts have increased at a higher rate than rebates received from manufacturers. The growth in accounts receivable, net, from $969 million at December 29, 2001 to $1,562 million at December 28, 2002 and $1,531 million at March 29, 2003 primarily results from increases in rebates receivable from pharmaceutical manufacturers. These increases are primarily attributable to new or renewed agreements that were effective in 2002 which upon initiation have required greater time for bill preparation. It is anticipated that while the pharmaceutical manufacturer rebate receivable will decrease on a going forward basis, this decrease will be offset by the future establishment of a rebate receivable from Merck. Rebate transactions with Merck are currently reflected in the “Due from Merck, net” in the Consolidated Balance Sheet.

Inventory decreased $143 million, or 11.9%, from December 29, 2001 to December 28, 2002, primarily due to one-time investments in inventory in 2001 to support the opening of the Willingboro, New Jersey dispensing pharmacy. Inventory decreased $130 million, or 12.2%, from December 28, 2002 to March 29, 2003, as a result of the timing of inventory receipts.

Ongoing cash outflows are associated with expenditures to support our home delivery dispensing process, call center pharmacies and other selling, general and administrative functions, with the largest component of these expenditures being employee payroll and benefits. In the future, we expect to fund these ongoing expenditures from cash generated from operations and, to the extent necessary, from borrowings under our planned $250 million senior secured revolving credit facility and our planned $500 million accounts receivable financing facility.

Our capital expenditures were $251 million in 2000, $322 million in 2001 and $235 million in 2002. Our capital expenditures were $67 million in the first quarter of 2002 as compared to $34 million in the first quarter of 2003. Capital expenditures related primarily to developing new technologies and e-commerce capabilities and, in 2001, to building the new Willingboro, New Jersey home delivery facility and associated technology. In addition, the capital expenditures in the first quarter of 2002 as well as the full year 2002 reflected the impact of implementing capabilities required by HIPAA. The decrease from the first quarter of 2002 to the first quarter of 2003 results from the completion of technology initiatives associated with prescription order processing in our home delivery pharmacies and member servicing capabilities in our call center pharmacies. We expect our total capital expenditures for 2003 to be approximately $150 million, and to approximate that same level during each of the succeeding three years.

The increase in claims and other accounts payable of $213 million, or 14.1%, from December 29, 2001 to December 28, 2002 is associated with accounts payable for the inventory purchases and the timing of the billing cycle related to liabilities to retail pharmacies. The increase in claims and other accounts payable of $241 million, or 14.0%, from December 28, 2002 to March 29, 2003 is the result of timing of the retail pharmacy payment cycle.

Historically, Merck has managed our treasury operations and cash position. Net cash provided to (received from) Merck was $(67) million in 2000, $341 million in 2001 and $232 million in 2002. The lower amount for 2000 results from cash provided by Merck to fund our purchase of ProVantage. The decrease from 2001 to 2002 in the net cash provided to Merck results from an increase in accounts receivable, net and the timing of billing cycles. Net cash provided to Merck was $450 million in the first quarter of 2002 and $487 million in the first quarter of 2003. The increase in cash provided to Merck in the first quarter of 2003 resulted from lower inventory purchases in the first quarter of 2002 as compared to first quarter of 2003. Inventory purchases were lower in the first quarter of 2002 due to the utilization of the inventory investment made in the fourth quarter of 2001 for the opening of the Willingboro, New Jersey dispensing pharmacy. Since December 30, 2001, we have been recording intercompany transactions with Merck in an intercompany account. As of the date of completion of the distribution, we will settle the balance of that account. These balances have fluctuated considerably from period to period based on the impact of the timing of billing cycles, inventory purchases and rebate activity on cash flows between us and Merck. We expect the $719 million net receivable from Merck to decline in the course of the second quarter of 2003 as a result of these normal, recurring fluctuations.

As of December 28, 2002, we had contractual cash obligations for purchase commitments of $16 million for 2003 and $8 million for 2004, which relate primarily to contractual commitments to purchase pharmaceutical inventory from a manufacturer.

We lease pharmacy and call center pharmacy facilities, offices and warehouse space throughout the United States under various operating leases. In addition, we lease pill dispensing and counting machines and other operating equipment for use in home delivery dispensing facilities and computer equipment for use in our data center.

Total cash and short-term investments as of December 28, 2002 were $87 million, including $14 million in cash and cash equivalents. Total cash and short-term investments as of March 29, 2003 were $76.4 million, including $7.7 million in cash and cash equivalents. Our short-term investments include certificates of deposit and U.S. government securities that have maturities of not more than one year and that are held to satisfy minimum statutory capital requirements for some of our insurance subsidiaries.

Prior to or concurrently with the completion of the distribution, we intend to incur approximately $1,500 million in indebtedness at an estimated weighted average annual interest rate of 5.08%. Such indebtedness is expected to include $500 million in long-term fixed rate senior unsecured notes, an aggregate of $900 million in term loans under a $1,150 million senior secured credit facility and $100 million in advances under a $500 million accounts receivable financing facility. Several factors could change the weighted average annual interest rate, including but not limited to a change in our credit rating or a change in reference rates used under our credit facilities. A 25 basis point change in the weighted average annual interest rate would change our annual interest expense by $3.8 million. We will pay the entire proceeds from these transactions to Merck in the form of a dividend. See “Dividend Policy”. At Merck’s request, we are paying the dividends to Merck, our sole stockholder prior to or concurrently with the completion of the distribution, as part of its plan to maximize the value of Merck’s investment in our company to Merck and its stockholders. In determining the amount of the dividends, our board of directors and Merck considered our ability to service the debt we will incur to pay the dividends and the appropriate capital structure for our company to be able to compete effectively in our industry. We may incur additional indebtedness if we draw down under the $250 million senior secured revolving credit facility or draw down further under the $500 million accounts receivable financing facility we expect to enter into prior to or concurrently with the completion of the distribution. It is expected that future cash flows will be adequate to service this debt and fund ongoing business operations and capital expenditures.

We believe that we will meet our cash requirements in 2003 and for at least each of the succeeding two to three years through cash generated from operations and, to the extent necessary, from borrowings under our planned $250 million senior secured revolving credit facility and $500 million accounts receivable financing facility.

Senior Secured Credit Facility.    We expect that our $1,150 million senior secured credit facility will consist of (1) a $250 million five-year term loan, (2) a $650 million eight-year term loan, and (3) a $250 million five-year revolving credit facility. The five-year revolving credit facility will provide for a letter of credit subfacility and swingline facility, drawings under which reduce the amount available under the revolving credit facility. Availability under the senior secured credit facility will be subject to various conditions precedent typical of syndicated loans, including, in the case of the revolving credit facility, the requirement that our business and its prospects have not suffered a material adverse change and the absence of any event of default. The senior secured credit facility will be guaranteed by substantially all of our current and future subsidiaries and will be secured by substantially all of our assets, other than our pharmaceutical manufacturer accounts receivable, including a pledge of the capital stock of our subsidiaries.

We expect that borrowings under the senior secured credit facility will bear interest at floating rates equal, at our option, to either (1) the base rate, which is the greater of the prime rate offered by the administrative agent or the federal funds rate plus 0.50%, or (2) LIBOR, which is the rate paid on dollar deposits in the London interbank market, as adjusted for regulatory reserves, plus, in either case, an applicable margin. The applicable margin will be based on our credit ratings determined on specified reference dates. We expect the initial interest rate margins under our senior secured credit facility to be as follows:

	LIBOR Margin	Base Rate Margin
Five-year term loan	1.75-2.00%	0.75-1.00%
Eight-year term loan	2.25-2.50%	1.25-1.50%
Five-year revolving credit facility	1.75-2.00%	0.75-1.00%

Interest rates will be increased by 2% if there is an event of default. Interest on base rate loans will be payable quarterly on the last day of each March, June, September and December. Interest on LIBOR loans will generally be payable as of the last day of the interest period. We will pay a commitment fee based on the unfunded balance of the five-year revolving credit facility.

Scheduled repayments of amounts outstanding under the five-year term loan are expected to begin on September 30, 2003 and we will repay principal on the five-year term loan on a quarterly basis according to the following schedule of annual percentages: (1) 10% in the first year; (2) 15% in the second year; (3) 20% in the third year; (4) 25% in the fourth year; and (5) 30% in the fifth year. Scheduled repayments of amounts outstanding under the eight-year term loan are expected to begin on September 30, 2003 and we will repay principal at a rate of 0.25% each quarter for the first seven years, with the remaining 93.0% due in equal quarterly installments during the final year.

We will be permitted to prepay the term loans and to permanently reduce revolving credit commitments, in whole or in part, at any time without penalty. However, if a prepayment of principal is made with respect to a LIBOR loan on a date other than the last day of the applicable interest period, we will be required to compensate the lenders for losses and expenses incurred as a result of the prepayment. Amounts prepaid at our option will be applied, at our discretion, to prepay the term loans or revolving loans. Additionally, we will be required to make mandatory prepayments of the loans, subject to certain exceptions, in amounts equal to (1) 100% of the net cash proceeds of all asset sales or other dispositions of property, subject to our option to reinvest in the business within twelve months of the receipt of such proceeds, (2) 50% of annual excess cash flow (reducing to zero upon our reaching credit ratings of better than both BBB- by Standard & Poor’s Rating Services, or S&P, and Baa3 by Moody’s Investors Service, Inc., or Moody’s), and (3) 100% of the net cash proceeds of issuances of debt obligations. Mandatory prepayments will be applied first pro rata to the term loans, provided that the eight-year term loan lenders may elect that their portion of proceeds be allocated to prepay the five-year term loan in full prior to the prepayment of the eight-year term loan, and second to outstanding loans under the revolving credit facility.

The senior secured credit facility will require us to meet certain financial tests, including without limitation a maximum leverage ratio and a minimum fixed charge coverage ratio. In addition, the senior secured credit facility will contain certain covenants customarily included in such agreements, including without limitation covenants that restrict or limit our and our subsidiaries’ ability to:

•	incur additional indebtedness;

•	incur liens on property or assets;

•	enter into sale and leaseback transactions;

•	dispose of assets;

•	make fundamental changes in our corporate existence and our principal business;

•	make acquisitions, investments and capital expenditures;

•	pay dividends;

•	make restricted payments;

•	engage in transactions with affiliates;

•	enter into agreements that restrict corporate activities;

•	prepay or redeem any subordinated debt we may incur or amend agreements governing such subordinated debt; and

•	use derivative instruments.

Accounts Receivable Financing Facility.    Availability from the accounts receivable financing facility will depend on the dollar amount of eligible receivables and various conditions precedent to funding typical for transactions of this type. Availability will fluctuate over time given changes in eligible receivable balances. The accounts receivable financing facility will be secured by our pharmaceutical manufacturer accounts receivable that will be sold to our receivables subsidiary.

The financing cost associated with the accounts receivable financing facility will depend on whether advances are funded through commercial paper conduits.

•	To the extent advances are funded through commercial paper conduits, our cost will be based on the commercial paper conduits’ cost of funds for issuing commercial paper plus a usage fee.

•	To the extent advances are not funded through commercial paper conduits, but instead are funded directly by the other financial institutions participating in the facility, our financing costs will be based on a margin to be agreed upon plus either (1) the higher of the administrative agent’s prime rate or the federal funds effective rate plus a spread to be agreed upon or (2) LIBOR, as adjusted for regulatory reserves.

In addition, we will pay a commitment fee based on the unfunded balance of the accounts receivables financing facility.

The Financial Accounting Standards Board recently issued its Interpretation No. 46, which may affect the way in which sponsors, in this case the lending banks, account for their commercial paper conduits. Changes in accounting, if any, required of the conduit sponsors could result in increased regulatory capital or other costs for the sponsors of funding in the commercial paper conduit. Is is also possible that as a result of these accounting changes one or more of the commercial paper conduits may elect to discontinue funding, requiring our receivables subsidiary to obtain all or a portion of the financing directly from the other financial institutions participating in the accounts receivable financing facility. Consequently, the accounts receivable financing facility could become more expensive to us.

Senior Unsecured Notes.    Interest on the $500 million aggregate principal amount of ten-year senior unsecured notes will accrue at a fixed rate and will be payable semi-annually in arrears.

We will be able to redeem some or all senior unsecured notes at any time. If the senior unsecured notes are redeemed prior to maturity, the redemption price will be equal to the greater of (1) 100% of the principal amount of the senior unsecured notes to be redeemed plus accrued interest to the date of redemption, and (2) the sum of the present values of the principal and interest on the senior unsecured notes to be redeemed (assuming they remained outstanding to maturity), discounted to the redemption date in accordance with standard market practice at the treasury rate plus a specified number of basis points. On or before the third anniversary of the issuance of the senior unsecured notes, we may, on one or more occasions, redeem up to 35% of the senior unsecured notes issued under the indenture with the proceeds of one or more equity offerings at a price equal to a specified percentage of their principal amount plus accrued and unpaid interest to the redemption date. If we sell assets under some circumstances or experience a change of control resulting in a decline by at least one notch in or withdrawal of the rating of the notes by Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc., we must offer to repurchase all of the senior unsecured notes at a price equal to 100% or 101%, respectively, of the principal amount plus accrued and unpaid interest to the repurchase date. We will not be required to make sinking fund payments with respect to the senior unsecured notes.

The terms of the indenture under which the senior unsecured notes will be issued will contain covenants that restrict our and our subsidiaries’ ability to:

•	borrow money and issue preferred stock;

•	pay dividends on our stock or repurchase our stock;

•	make investments;

•	create liens;

•	enter into sale and leaseback transactions;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us;

•	engage in certain transactions with affiliates;

•	consolidate, merge or sell all or substantially all of our assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

Some of these restrictions will cease to be applicable if we attain investment grade status and we are not in default, which we refer to as a fall away event. After a fall away event, some of the above limitations will no longer apply, but our and our subsidiaries’ ability to do the following will continue to be restricted:

•	create liens;

•	enter into sale and leaseback transactions; and

•	consolidate, merge or sell all or substantially all of our assets.

Contractual Obligations

The following table presents certain of our contractual obligations as of December 28, 2002, as well as our pro forma long-term debt obligations, including the current portion of long-term debt, after giving effect to the senior unsecured notes offering and the term loans under our senior secured credit facility.

Payments due by Period

	Total	2003	2004-2005	2006-2007	Thereafter
	(in millions)
Long-term debt obligations, including current portion (Pro forma)	$1,400.0	$15.7	$88.0	$138.0	$1,158.3
Operating lease obligations	108.4	44.4	37.7	13.5	12.8
Purchase obligations	24.0	16.0	8.0	—	—

Total	$1,532.4	$76.1	$133.7	$151.5	$1,171.1

Interest Rate and Foreign Exchange Risk

Interest Rate Risk.    On June 13, 2002, two interest rate swap lock agreements were entered into on our behalf in expectation of the completion of a then-planned $1,000 million notes offering. On June 28, 2002, these swap agreements were terminated in accordance with their terms at a cost of $7 million. Except as described above, we have not yet implemented a comprehensive strategy to manage interest rate market risk. We will assess the significance of interest rate market risk on a periodic basis and will implement strategies to manage risk as appropriate. We do not expect our cash flows to be affected to any significant degree by a sudden change in market interest rates.

Foreign Exchange.    We operate our business within the United States and Puerto Rico and execute all transactions in U.S. dollars.

Effects of Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), which is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. We adopted this standard on January 1, 2003 and it did not have a material effect on our results of operations, cash flows or financial position.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that a liability be recorded in the guarantor’s balance sheet at fair value upon issuance of certain guarantees. The recognition provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. We have determined that the guarantees we offer to our clients are outside the scope of FIN 45, as these guarantees relate to our own future performance under contractual agreements with our clients. As such, the adoption of FIN 45 did not have a material impact on our results of operations, cash flows or financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to SFAS No. 123” (SFAS No. 148) which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more prominent disclosure of the method of accounting for stock-based compensation, and requires disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. We have adopted the disclosure provisions of SFAS No. 148.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. We do not have any variable interest entities which would require consolidation under FIN 46. Accordingly, the adoption of FIN 46 did not have a material impact on our results of operations, cash flows or financial position.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

We previously have been a part of Merck’s consolidated group, whose financial statements for each of the years ended December 31, 2000 and 2001 were audited by Arthur Andersen LLP. On February 26, 2002, the board of directors of Merck and its audit committee dismissed Arthur Andersen LLP as its independent public accountants and engaged PricewaterhouseCoopers LLP to serve as its independent public accountants for the fiscal year 2002. On February 26, 2002, PricewaterhouseCoopers LLP was engaged as our independent public accountants for the year ended December 29, 2001, and prior to that date, Arthur Andersen LLP was engaged as our independent public accountants for the year ended December 30, 2000.

Arthur Andersen LLP’s reports on our consolidated financial statements for the year ended 2000, included elsewhere in this information statement, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 30, 2000 and December 29, 2001 and through the date of this information statement, there were no disagreements with Arthur Andersen LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen LLP’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years; and there were no reportable events as set forth in applicable SEC regulations.

We provided Arthur Andersen LLP with a copy of the above disclosures. In a letter dated April 17, 2002, Arthur Andersen LLP confirmed its agreement with these statements.

During the years ended December 30, 2000 and December 29, 2001 and through the date of their engagement, we did not consult PricewaterhouseCoopers LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in applicable SEC regulations.

On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges arising from the government’s investigation of its role as auditors for Enron Corp. None of the Arthur Andersen LLP personnel who were involved with the Enron account were involved with the audit of our financial statements for the year ended December 30, 2000.

Arthur Andersen LLP did not participate in the preparation of the registration statement on Form 10 of which this information statement is a part, or reissue its report, dated April 8, 2002, on our 2000 financial statements included in this information statement. You are unlikely to be able to exercise effective remedies against Arthur Andersen LLP in connection with a material misstatement or omission in these financial statements. See “Risk Factors—Risks Relating to Arthur Andersen LLP—You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in our 2000 financial statements included in this information statement”.

Although we do not believe that the conviction of Arthur Andersen LLP will materially adversely affect us, should we seek to access the public capital markets after we complete the distribution, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. Until our audited financial statements for the year ending December 27, 2003 become available in the first quarter of 2004, the SEC’s current rules would require us to present audited financial statements for one year audited by Arthur Andersen LLP. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC, but the SEC has continued to accept financial statements audited by Arthur Andersen LLP. However, if the SEC ceases to accept financial statements audited by Arthur Andersen LLP, we would be unable to access the public capital markets unless PricewaterhouseCoopers LLP, our current independent accounting firm, or another independent accounting firm, is able to audit our 2000 financial statements, which Arthur Andersen LLP originally audited.

Additionally, Arthur Andersen LLP cannot consent to the inclusion or incorporation by reference in any prospectus of their report on our audited financial statements for the year ended December 30, 2000, and investors in any future offerings for which we use their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those financial statements. We may not be able to bring to the market successfully an offering of our securities in the absence of Arthur Andersen LLP’s participation in the transaction, including its consent. Consequently, our financing costs may increase or we may miss attractive market opportunities if either our annual financial statements for 2000 audited by Arthur Andersen LLP should cease to satisfy the SEC’s requirements or those statements are used in a prospectus but investors are not entitled to recovery against our auditors for material misstatements or omissions in them. See “Risk Factors—Risks Relating to Arthur Andersen LLP—Our inability to include in future registration statements financial statements for one or more years audited by Arthur Andersen LLP or to obtain Arthur Andersen LLP’s consent to the inclusion of their report on our 2000 financial statements may impede our access to the capital markets after completion of the distribution”.

BUSINESS

Overview of the Company

We are the nation’s largest PBM based on our 2002 net revenues. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through our national networks of retail pharmacies or our own home delivery pharmacies. We believe that our ability to consistently deliver high-quality service while effectively managing drug costs for our clients and their members has made us a market leader.

We actively pursue initiatives to reduce the rate of increase in our clients’ drug spend, commonly referred to as “drug trend”, to save members money and to improve the services we provide both clients and their members. Our pre-eminent home delivery business reduces drug costs for our clients and provides enhanced reliability and service to members. In 2002, our national network of home delivery pharmacies filled approximately 82 million prescriptions, representing about 30% more than the number of prescriptions filled by the mail service operations of our three largest competitors, Advance PCS, Caremark Rx, Inc. and Express Scripts, Inc., combined. We seek to contain costs for our clients and their members by encouraging the use of medically appropriate generic drugs through our generic education and substitution programs. For example, within one month of a generic equivalent becoming available for Prinivil®, we achieved a substitution rate of approximately 90% for prescriptions filled by our home delivery pharmacies. Our high-quality service, advanced technology and cost containment initiatives enabled us to limit the average drug trend for plans that include both retail and home delivery to 14.0% in each of 2000 and 2001 and 12.9% in 2002, compared to the national average of 17.0% in 2000, 15.7% in 2001, and an estimated 14.3% in 2002 as reported by CMS.

We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. As of April 2003, the plans we administered for our clients covered 190 of the Fortune 500, including 52 of the Fortune 100, 12 of the country’s 42 Blue Cross/Blue Shield plans and several large managed care organizations. In addition, our Systemed L.L.C. subsidiary capitalizes on our extensive PBM capabilities to meet the specific needs of small to mid-size clients. Over the last three years, our aggregate revenue from small to mid-size clients increased an average of approximately 39% per year, excluding the impact of acquisitions, to approximately $1.6 billion in 2002.

The advanced technology and infrastructure we have developed in-house is instrumental to our ability to drive growth, improve service and reduce costs. Our technology platform seeks to integrate prescription management and processing, including electronic prescribing tools, seamlessly with our client and member services. The cornerstones of our home delivery technology platform are our two automated dispensing pharmacies in Las Vegas, Nevada and Willingboro, New Jersey that operate above Six Sigma levels, the highest industry quality standard. At our specialized call center pharmacies, our experienced service representatives and consulting pharmacists use advanced technology to speed service and provide members personalized prescription and health information. For example, interactive voice recognition technology allows members to enroll for home delivery service, process a home delivery order, track the status of their home delivery order, or locate an in-network retail pharmacy in their area. Advanced imaging technology enables service representatives to access an online image of a member’s prescription to service that member more efficiently. Our data center links our dispensing and call center pharmacies, the retail pharmacies in our networks and our websites. As a result, our data center enables us to receive, process and administer claims and dispense prescription drugs efficiently.

We also seek to improve client and member service and reduce their costs, as well as our own, by providing important health care information and an efficient means of communication through our proprietary Internet solutions. For clients, members and pharmacists, we support distinct websites that provide critical benefit and medical information and we offer customized interactive tools aimed at facilitating compliance with benefit plan goals and simplifying benefit administration. comScore-Media Metrix ranked our member website fourth among health sites in number of users over age 55 and eleventh among health sites in overall visitors. In 2002, through our member website, we processed more than 10.8 million prescriptions, a 51% increase over 2001.

Our innovative and flexible programs and services have enabled us to deliver effective drug trend management for our clients while, we believe, improving the quality of life for members. Our services focus on:

•	Providing customized plan design. We also offer ongoing consulting services and model clinical and financial outcomes for clients based on plan design and formulary choices.

•	Enhancing formulary compliance through physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians. The use of multi-tiered co-payment and other cost-sharing payment structures and increased use of our home delivery pharmacy service further enhance formulary compliance.

•	Effectively managing drug utilization, a key factor in controlling drug trend, through a wide range of trend management tools, including drug utilization review programs and rules governing the conditions under which drugs are covered. We also have clinically based programs that identify particular categories of questionable drug claims based on clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary use while disrupting fewer claims compared with more commonly utilized and less precise rules.

From 1998 to 2002, our net revenue increased on average approximately 26.4% per year. In 2002, we filled or processed approximately 548 million prescriptions, had net revenues of approximately $33 billion and net income of more than $360 million, and had earnings before interest income/expense, taxes, depreciation and amortization, or EBITDA, of approximately $886 million. See Note 6 under “Selected Historical Consolidated Financial and Operating Data” for a further description of EBITDA and a table that reconciles net income to EBITDA. Our net income is driven by our ability to earn rebates and negotiate favorable discounts on prescription drugs from pharmaceutical manufacturers, negotiate competitive client pricing, including rebate sharing terms, and provide services in a cost-efficient manner.

Industry Overview

Prescription drugs are the fastest growing component of health care costs in the United States. According to CMS, drug expenditures in the United States totaled over $160 billion during 2002, the cost of prescription drugs is expected to rise approximately 11% per year over the next nine years and total expenditures could reach 14.5% of all health care costs by 2012, up from 9.9% in 2001.

We believe the key drivers of drug trend include:

•	significant advances in pharmaceutical and biotechnology research and development, which are leading to the introduction of drugs that offer better safety and efficacy than previously available drugs and address previously unmet medical needs;

•	the introduction of product line extensions, such as products reformulated to improve dosing convenience or optimize the duration of a drug’s action;

•	higher costs for some new drug therapies or biotechnology drugs that require complex research and development or manufacturing; and

•	increased patient awareness and demand accelerated by education campaigns and direct-to-consumer advertising by pharmaceutical manufacturers.

Increased generic substitution is partially offsetting the rise in drug spend. Between 2003 and 2006, patents are expected to expire on approximately 40 major brand name drugs that generated aggregate U.S. sales of approximately $36 billion in 2002. Generic substitution for drugs on which patents have expired is a significant factor in moderating drug spend increases, especially as efforts by payors, such as our clients, and generic drug manufacturers have led to an acceleration of generic drug substitution following the end of a drug’s marketing exclusivity.

PBMs emerged in the early 1980s, primarily to provide cost-effective drug distribution and claim processing for the health care industry. The PBM industry developed with the explosive growth of health care costs in the 1990s, as sponsors of benefit plans sought more aggressively to contain their costs. PBMs offered ways to influence both supply and demand. On the supply side, PBMs could leverage their buying power to secure manufacturer and distributor rebates and program support, and preferential discounts from retail pharmacies. On the demand side, PBMs could educate physicians on preferential prescribing options of formularies, and apply various clinical techniques to encourage members of health plans to develop more cost-effective usage habits, such as the use of less-expensive generic drugs, without jeopardizing their drug therapy.

PBMs provide management and other services for outpatient drug benefits on behalf of their clients to an estimated 200 million Americans according to CMS. These services include:

•	design and implementation of formularies, which are lists of preferred drugs from which a PBM’s client’s members and their physicians can choose;

•	large-scale, highly automated claims adjudication with retail and home delivery pharmacies;

•	negotiated discounts and rebates from pharmaceutical manufacturers and discounts from drug wholesalers and retail pharmacies;

•	increasingly, home delivery pharmacies; and

•	programs to promote safe, economical use of pharmaceuticals and adherence to regimens to control health conditions.

Areas of potential growth for the PBM industry include increased use of available programs and services by existing clients, as well as entry or expansion in the specialty drugs, information services and disease management markets. For example, we believe there is an opportunity to substantially increase the use of home delivery pharmacies by members who use maintenance medications to treat chronic medical conditions. Home delivery pharmacies currently fill only approximately 13% of total prescription drug sales in the United States, an increase from approximately 12% in 2001. Favorable demographics and increasing home delivery capabilities should enable this trend to continue.

We believe that future growth within the PBM industry will also be driven by penetration of untapped segments of the overall U.S. prescription drug market. For example, the industry is carefully monitoring various legislative proposals in Congress to provide Medicare recipients with outpatient drug benefits. Covering approximately 40 million Americans, Medicare represents both opportunity and risk for PBMs, depending on their eventual role, if any, and their ability to help shape the structure of the prescription drug benefit. Legislative proposals in state legislatures to provide outpatient drug benefits to recipients of state-funded health programs represent similar opportunities and risks. See “Risk Factors—Risks Relating to Our Industry—Government efforts to reduce health care costs and alter health care financing practices could lead to a decreased demand for our services or to reduced rebates from manufacturers”. The non-insured market is another segment of the prescription drug market that represents a growth opportunity for the PBM industry. The non-insured market represents sales of prescription drugs to individuals who do not have a prescription drug plan, as well as sales of prescription drugs that are not covered by a member’s prescription drug plan.

Business Strategy

Our vision is to be an effective force in controlling health care costs for our clients and supporting improved patient care through the appropriate use of prescription drugs. We intend to achieve our objectives by successfully executing the following strategies:

Deliver high-quality client and member service.    Our success in attracting and retaining clients depends on our ability to deliver high-quality client and member service. We assign an account management team to each of our clients that includes experienced clinical, financial and information technology specialists. A critical element of the service we offer clients is the development, implementation and management of a customized plan design that meets the client’s particular objectives. Our account management teams work in consultation with each client and use our proprietary software tools to model the effects of different plan designs based on the client’s historical drug-use data. This allows clients to better analyze their options and helps them select one of our standard plan designs or customize their plan design. Our individualized prescription drug benefit plan solutions enable us to deliver high-quality service to our clients and their members by capitalizing on the advanced technology and infrastructure we have developed.

We also offer a wide range of clinical services. For example, since many plan designs cover drugs for only some of the conditions for which they may be prescribed, we have put in place rules that reduce the number of coverage determinations that pharmacists must make. These rules increase efficiency because pharmacists need to question fewer patients and physicians about their reasons for using a particular drug before filling a prescription. In addition, our integrated technology platform is capable of alerting members, pharmacists and physicians to potential negative drug interactions, drug recalls, allergy sensitivities or otherwise inappropriate pharmaceutical use. To monitor our success with these clinical services, we regularly review our data and report to clients on the success of our services. We also use these reviews as an opportunity to identify drug utilization problems and suggest appropriate solutions.

Our specialized call center pharmacies offer clients, members, pharmacists and physicians access 24 hours a day, seven days a week to service representatives and consulting pharmacists. As of May 1, 2003, we had approximately 300 pharmacists and approximately 2,400 service representatives who work in our seven call center pharmacies. Our website also contains tools and information that can be used by clients, members, pharmacists, physicians and the general public.

Take advantage of our significant technology investments to drive growth, improve service and reduce costs.    Our technology platform significantly enhances productivity and cost optimization for us and our clients, convenience for clients and their members and, we believe, overall patient care. A critical benefit of this technology platform is that it allows us to create and execute increasingly complex prescription drug benefit programs and services. Our home delivery pharmacy service enables our professional pharmacists to focus on meeting the needs of our members and increases service efficiency by routing prescriptions electronically to the most appropriate pharmacies for processing and for dispensing. The cornerstones of our home delivery technology platform are our two automated dispensing pharmacies. Our technology platform also includes our data center, which enables us to provide sophisticated reporting and analysis to our clients. Our data center also helps us receive and process prescriptions and analyze data concerning drug utilization. Our specialized call center pharmacies use advanced technology to speed service and provide members personalized prescription and health information. Advanced Internet capabilities provide us with significant opportunities to improve services in e-commerce, as well as the ability to deliver timely, accurate and personalized health information to our members at a substantially lower cost than traditional communication methods. We have also implemented a suite of web-based applications for clients that provide sophisticated reporting, analytical and communications capabilities to enable them to manage more effectively the prescription drug benefits they provide.

We continue to encourage physician adoption of electronic prescribing, which involves physicians using hand-held devices and other electronic prescription tools to write prescriptions for members over the Internet. We believe that linking the physician electronically with the pharmacist and the member’s health data and prescription benefit will improve convenience and enhance quality of care. Electronic prescribing also reduces costs for plan sponsors by improving the speed and accuracy of ordering prescriptions and increasing formulary compliance, generic substitution and other drug utilization management services. Physicians are also likely to benefit from electronic prescribing because it simplifies the prescription process and improves the quality of patient care by giving physicians real-time access to a patient’s plan guidelines and prescription history to prevent adverse drug interactions and duplicate therapies. We believe that a universal channel is needed to provide a uniform industry standard for coding, collecting and transferring pharmacy-related information. We have formed RxHub with AdvancePCS and Express Scripts, Inc. to help develop this capability. RxHub has created a standardized electronic prescribing platform, enabling physicians who use electronic prescribing technology to link to pharmacies, PBMs and health plans. In addition, we have alliances with several point-of-care businesses that allowed us to process approximately 1.6 million electronic prescriptions in 2002.

Actively pursue sources of growth from new clients and increased use of our value-added services, including our home delivery pharmacies.    We believe our high-quality service model and drug trend management track record will enable us to continue to attract new clients in the large client segment. Large clients include Blue Cross/Blue Shield plans, managed care organizations and insurance carriers. Through our Systemed subsidiary, we continue to expand our business in the small and mid-size client market.

We also believe we have an opportunity to increase our home delivery volume substantially. Of a potential user base of approximately 20.5 million members who use maintenance medications to treat chronic medical conditions and whose plans offer them the option of using retail or home delivery, only approximately 4.7 million members currently use home delivery. We will continue to seek to convert members who currently use retail pharmacies for maintenance medications to our home delivery service. Filling a prescription through our home delivery pharmacy reduces costs to our clients by increasing formulary compliance and, where appropriate, generic substitutions. We believe that our home delivery pharmacy increases member satisfaction due to the convenience of receiving a 90-day supply of a drug instead of the 30-day supply generally dispensed by retail pharmacies, as well as the typical annual cost savings associated with reduced co-payments.

We offer our clients a comprehensive suite of cost-management programs and services, which include prescriber management products and RationalMed, our proprietary service that analyzes patients’ prescription, medical and laboratory records to determine whether a prescription drug could be harmful. Through the use of these products and services, several of our significant clients limited their drug trend to less than 10% in 2002. We promote the use of these programs and services with our new clients and our existing clients who have not yet implemented them.

Selectively form strategic alliances and expand into complementary, adjacent markets.    While our principal focus has been to expand our business through internal growth, we have also made targeted acquisitions and entered into strategic alliances. We intend to continue to expand into new markets and selectively form alliances and make targeted acquisitions to complement our internal growth. Typically, the objectives of these transactions were to expand our core business, to enter new markets and/or to acquire specific products and capabilities. Examples include our acquisitions of ProVantage, which enhanced our clinical capabilities and increased our presence in the third-party administrator market, and Systemed, which provided us with an infrastructure to expand our small to mid-size client base. Another example is our RxHub joint venture that we formed with two other PBMs to help further develop electronic prescribing technology.

Competitive Advantages

We believe we have several competitive advantages that enable us to deliver enhanced service to clients and their members while effectively managing drug trend for our clients. These advantages also enabled us to limit the average drug trend for plans that include both retail and home delivery to 14.0% in each of 2000 and 2001 and 12.9% in 2002, compared to the national average of 17.0% in 2000, 15.7% in 2001 and an estimated 14.3% in 2002 as reported by CMS.

We believe our competitive advantages include the following:

We have the largest home delivery pharmacy service in the PBM industry.    Our pre-eminent home delivery pharmacy service automates the prescription filling process using proprietary software, much of which we have developed in-house, and advanced robotics technology. At our home delivery pharmacies, we can accept a prescription for processing, determine formulary compliance, consider less expensive generic substitutes, fill the prescription and deliver it by mail or courier to a member. These capabilities create a distinct cost advantage for us and our clients, while enhancing member convenience.

In 2002, our national network of home delivery pharmacies filled approximately 30% more prescriptions than the mail service operations of our three largest competitors, AdvancePCS, Caremark Rx, Inc., and Express Scripts, Inc., combined. The cornerstones of our home delivery pharmacy service are our two automated dispensing pharmacies, the largest such facilities in the world based on prescription volume. Using our patented technology, they operate above Six Sigma levels, the highest industry quality standard, and can reduce average delivery time substantially as compared with our other home delivery pharmacies. During the first quarter of 2003, these two automated pharmacies collectively dispensed approximately 1.4 million prescriptions per week. Once a prescription has been processed by one of our prescription processing centers, our automated home delivery pharmacies can have it packaged and ready for delivery within one day 97% of the time.

Our investments in technology are reducing costs and providing enhanced client and member service.    We have designed our technology to anticipate and respond quickly to client, member, physician and pharmacist needs and to reduce costs. We have invested in a new generation of technology to allow our specialized call center pharmacies to provide faster service and enhance the access our service representatives have to member information. Our integrated voice-response phone system allows members to enroll for home delivery service, submit a home delivery order for processing, track the status of their home delivery order, or locate an in-network retail pharmacy in their area. In addition, our two automated pharmacies enable our staff pharmacists to focus on member needs and increase accuracy in filling prescriptions. We believe we are also a leader in promoting the use by physicians of online point-of-care technologies that reduce costs for clients by improving the speed and accuracy of ordering prescriptions and increasing the effectiveness of drug utilization management services such as formulary compliance and generic substitution. We have implemented a suite of user-friendly web-based applications that provide clients with sophisticated reporting, analytical and communications capabilities to enable them to more effectively control the cost and quality of the prescription drug benefits they provide. In addition, we have a comprehensive, user-friendly member website, which comScore-Media Metrix ranked fourth among health sites in number of users over age 55 and eleventh among health sites in overall visitors. In 2002, through our member website, we processed more than 10.8 million prescriptions, a 51% increase over 2001.

We offer extensive value-added programs and services to our clients and their members.    Our flexible programs and services enable us to deliver effective drug trend management for our clients while, we believe, improving the quality of care for their members. Our services focus on:

•	Providing customized plan designs. We customize plan designs to meet the specific objectives of clients. We also offer ongoing consulting services and model clinical and financial outcomes for clients based on plan design and formulary choices.

•	Enhancing formulary compliance. We enhance formulary compliance through physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians. We can create incentives for members to use formulary compliant drugs through the use of multi-tiered co-payment and other cost-sharing payment structures. Also, our home delivery pharmacy service can further enhance formulary compliance because our pharmacists at our prescription processing centers can review incoming prescriptions and then encourage physicians to prescribe formulary compliant drugs prior to approving and dispensing the prescription.

•	Effectively managing drug utilization, a key driver of drug trend. Our wide range of drug trend management tools includes drug utilization review programs and rules governing the conditions under which drugs are covered. Our clinically based programs identify drug claims on the basis of clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary drug use while disrupting fewer claims compared with more commonly utilized and less precise rules. In addition, we use our specialized call center pharmacies to encourage physicians to reduce costs through dose optimization, generic substitution and the interchange of formulary compliant drugs for non-formulary compliant drugs.

•	Offering convenience to members. Dedicated service representatives and pharmacists at our call center pharmacies use advanced imaging technology and Internet capabilities to access a member’s prescription and health information to provide faster and more efficient service. Our comprehensive member website and integrated voice-response phone system allow members to obtain individualized patient information and use our home delivery pharmacy service.

•	Providing enhanced personalized service to members. Our Specialty Pharmacy Center of Excellence, opened during the first quarter of 2003 within our Columbus, Ohio home delivery pharmacy, provides an enhanced level of personalized service to members requiring specialty medicines. The Specialty Pharmacy provides more than 100 medications for 20 disease states, including hemophilia, rheumatoid arthritis, cancer, multiple sclerosis and Hepatitis C. These medications often require sophisticated methods of administration and handling, which we are able to provide through our Specialty Pharmacy.

Our Pharmacy and Therapeutics Committee and Medical Advisory Board play an integral role in creating and administering our value-added programs and services. Our Pharmacy and Therapeutics Committee and Medical Advisory Board operate independently of us and Merck, and are each comprised of a distinguished group of clinicians. The Pharmacy and Therapeutics Committee guides us in maintaining a consistent and therapeutically appropriate approach to the administration of our clients’ drug benefit, including the development of formularies, prescribing guidelines, coverage criteria and drug utilization review interventions. Our Medical Advisory Board reviews and evaluates the clinical relevancy, impact and effectiveness of all our health management programs and services.

Our comprehensive generic substitution programs save our clients money.    The substitution of medically appropriate generic drugs for brand name drugs helps contain client and member prescription drug costs. Generic drugs save both clients and their members money because they are less expensive and generally require lower co-payments than brand name drugs. Our Generics FirstSM program offers physicians the opportunity to obtain free generic samples and information on the use of generic drugs and educates physicians, clients and members about the cost savings and therapeutic equivalency of generic drugs. Other aspects of our integrated generics strategy include substituting generic drugs as soon as legally permissible, generally when the marketing exclusivity on the brand name drug ends, and alerting doctors of the availability of a medically appropriate generic substitute. For example, within two weeks of a generic equivalent becoming available for Glucophage®, we achieved a substitution rate of over 91% for prescriptions filled by our home delivery pharmacies. Between 2003 and 2006, patents are expected to expire on approximately 40 major brand name drugs that generated aggregate U.S. sales of approximately $36 billion in 2002.

We have a deep and experienced management team that has driven innovation and successfully expanded our business.    Our management team has extensive experience in our industry and has established long-standing relationships with key constituents. Our management team has led the development of our innovative home delivery pharmacy and therapeutic interchange programs and many other programs and services that have been adopted as standard services in the industry. Our senior management team has an average of approximately eight years of service with our company. On March 31, 2003, David B. Snow, Jr., who has over 25 years of health care industry experience, was appointed as our new President and Chief Executive Officer.

Programs and Services

To support our efforts to control prescription drug costs for our clients while supporting the appropriate use of prescription drugs, we offer a wide range of programs and services that help manage the cost, quality and administration of the prescription drug benefits that our clients offer to their members. These programs and services are targeted at our key constituencies: clients, members, pharmacies and physicians.

Plan Design

Over the years, our account management teams have refined a consultative approach for helping clients develop and implement different plan designs. We assign each client an account management team that includes experienced clinical, financial and information technology specialists. Each client’s success in achieving the business objectives of its pharmacy benefit ultimately depends on the benefit plan design. These designs take into account formulary, pharmacy management, drug coverage and exclusion and cost-share options, as well as applicable state and federal laws. We also work closely with clients to determine how to introduce plan design changes to maximize member acceptance.

As an integral part of this consultative approach, our account teams use proprietary software tools that we have developed to model the effects of different plan designs based on historical data. Clients can then judge the impact of specific components before they are implemented. We provide a broad range of plan designs and the ability to customize plan design.

The following are descriptions of key plan design elements:

Formulary choice.    A formulary is a list of preferred drugs from which our clients’ members and their physicians can choose. Our independent Pharmacy and Therapeutics Committee reviews drugs for formulary inclusion and exclusion based on clinical considerations. Clients can choose from one of our existing formularies or we will assist them in designing their own customized formulary. Our goal is to give members access to clinically appropriate drugs, while helping clients control plan costs. We look for client savings by focusing on lower-cost products and attractive rebates and discounts.

Generic options.    Because generic drugs typically cost substantially less than brand name drugs, generic equivalents can be an important part of a plan design. Clients can realize plan savings by implementing effective generic substitution incentive programs such as differential co-payment plans that require members to pay for the difference between the cost of a brand name drug and a less expensive, generic substitute.

Pharmacy networks.    Our clients can realize plan savings by carefully selecting a retail pharmacy network and making use of our Home Delivery Pharmacy Service. In selecting a retail pharmacy network, clients generally consider the number and location of pharmacies in the network, the competitiveness of the reimbursement plan that the network offers and the quality of service and care provided to plan members.

Coverage rules.    Coverage rules govern the conditions under which drugs are covered, aligned with each client’s benefit philosophy. In concert with our clinical experts, a client may set up a combination of coverage conditions establishing the quantity, dose and number of days’ supply of medication, the length of time for a therapy, and particular medical conditions that the plan will or will not cover. Our Coverage Management WorkStation software then helps clients, or us on their behalf, to efficiently administer coverage rules.

Cost-share decisions.    Cost-share decisions also are aligned with a client’s benefit philosophy and govern the relative share of a drug therapy’s cost that is paid by the member. A number of cost-share options exist, including multi-tiered co-payment, percentage co-payments and payments for the difference between the cost of a brand name drug and a less-expensive, generic equivalent. When properly structured, cost sharing can encourage members to make more cost-effective prescription drug choices.

Plan limitations and exclusions.    Our clinical experts work with clients to determine appropriate limitations and exclusions on coverage of some medications, including many associated with lifestyle choices. For example, some clients will exclude coverage of impotence or baldness medications and treatments.

Clinical Management

Increases in the utilization rate of prescription drugs typically account for a significant portion of the rise in drug trend. Increased utilization rates are attributable to, among other things, the commercialization of new drugs and increased patient awareness and demand. We capitalize on our clinical expertise and advanced information technology infrastructure to help reduce client costs in a medically appropriate way, while striving to improve safety and the quality of care for members. We do this by developing action-oriented clinical programs and services that are reviewed by our Pharmacy and Therapeutics Committee, comprised of a distinguished group of independent clinicians. Once developed, these programs are integrated into a client’s pharmacy benefit plan. To monitor our success with these programs, we regularly consult with clients, review their clinical and financial data, and report to clients on the success of our actions on their behalf.

Clinical Information.    Our Department of Medical Affairs tracks prescription drugs while they are still in the research and development phase, as well as the timing of patent expirations for brand name drugs. This allows us to anticipate how the introduction of new prescription drugs and patent expirations will impact plan design and formulary content options, and gives us lead time on developing new programs and services for clients.

Clinical Decision Support Tools.    Once a new prescription drug enters the market, our physicians and pharmacists use modeling software to provide clients with projections of drug spending under different scenarios. We have the ability to make client-specific changes to a benefit plan’s formulary or clinical rules within a few days of a new product’s introduction utilizing workstations that are linked to our data infrastructure.

Clinical Programs.    To help clients manage drug trend, we have clinically based programs that identify drug claims on the basis of clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary prescription drug use while minimizing the number of claims disrupted. The criteria used to develop these rules are approved by our Pharmacy and Therapeutics Committee. Clients may choose standard bundles of rules or create their own program by choosing the rules most appropriate to their plan design.

We have introduced a variety of innovative programs. One of these is our proprietary RationalMed service, an advanced software tool designed to reduce unnecessary drug-induced illness and hospitalizations and reduce overall health care expenses. We offer the RationalMed service to our PBM clients and to other health care providers. RationalMed analyzes patients’ available prescription, inpatient and outpatient medical and laboratory records to indicate whether a prescription drug could be harmful to them. Clients who implement the RationalMed technology can save money by reducing inappropriate prescription use and avoiding unnecessary medical costs, including possible hospitalization.

Drug Utilization Reviews.    We conduct drug utilization reviews, or DURs, which are systematic evaluations of individual or group use of prescription drugs, to help clients identify and address overuse, underuse, and misuse of prescription drugs. Concurrent DUR provides real-time online decision support for pharmacists at the point-of-sale that improves quality of care while lowering drug cost by reducing inappropriate dispensing. Our DURs alert us of possible interactions—including drug-drug, drug-age, and drug-pregnancy—based on our patient profiles. Retrospective DUR looks at prescription use over time to help identify and change patterns of prescribing drugs that are not formulary compliant, or prescribing brand name drugs where there may be medically appropriate generic equivalents. Our Physician Practice Summaries identify physicians who demonstrate a pattern of non-compliant prescribing with the goal of changing prescribing behavior.

Pharmacy Management

One of the core features of our PBM services is the management and administration of the process by which prescription claims are received and processed on behalf of our clients and drugs are dispensed to their members.

Retail Pharmacy Networks.    We have contractual relationships with approximately 60,000 independent and chain retail pharmacies that have agreed to participate in one or more of our retail network options. A network offers members access to a choice of pharmacies while providing clients with cost savings through contracted discount rates that we negotiate with retail pharmacies. In general, these rates for brand name drugs are at a discount to the average wholesale price of the drug, which is a standard pricing unit used in the industry. In addition, we determine a maximum allowable cost for each type of generic drug. Clients generally select a retail pharmacy network based on the number and location of pharmacies in the network and the competitiveness of the discounts that the network offers. Pharmacies in a network also agree to follow our policies and procedures designed to enhance specific performance standards regarding patient safety and service levels. Our retail specialists also regularly review changes in pharmacy plan rules and clinical protocols with retail pharmacists to help foster the health of members and maximize savings for our clients. Pharmacies in the network benefit, in turn, from increased member traffic and sales.

Following standard industry practice, retail pharmacies maintain online contact with us to process prescription drug claims. We confirm a member’s eligibility, determine the co-payment, update records as required, and conduct concurrent DURs to enhance patient safety. Our retail network department is available 24 hours a day, seven days a week to answer pharmacists’ questions and provide support for processing prescription claims.

Home Delivery Pharmacy Service.    Our home delivery pharmacy service is the industry’s largest in terms of the number of prescriptions filled. We dispensed approximately 82 million prescriptions in 2002 through our home delivery pharmacies. For maintenance medications, home delivery typically reduces costs for clients through volume purchasing, increased generic dispensing and higher rebates through greater formulary compliance. Many members prefer home delivery for maintenance medications because they can typically receive a 90-day supply instead of a 30-day supply as commonly dispensed by retail pharmacies. Members can place orders easily online through our member website, through our integrated voice-response phone system, or through the mail.

Our home delivery pharmacy infrastructure currently consists of 11 home delivery pharmacies throughout the United States, nine of which contain prescription processing centers and five of which engage in home delivery dispensing activities. In our prescription processing centers, our pharmacists focus on “front-end” pharmacy activities such as reviewing, recording and interpreting incoming prescriptions, screening for interactions based on each patient’s drug history and medical profile, resolving benefit and clinical issues with plan sponsors and physicians and then approving and routing the prescriptions to one of our five home delivery dispensing pharmacies. In the five dispensing pharmacies, including our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey, we focus on “back-end” dispensing processes such as dispensing the medication and then presorting for shipment to patients by mail or courier. All 11 of our home delivery pharmacies are electronically networked to provide national coverage.

We have capitalized on the efficiencies created by our two automated dispensing pharmacies, and have substantially completed implementing our new operational platform. This new operational platform further separates the front-end processing activities and back-end dispensing processes by converting our integrated home delivery pharmacies into front-end pharmacies and concentrating back-end activities at our two automated dispensing pharmacies. This approach allows us to optimize the value of our professional pharmacist services to meet the needs of members and ensure faster and smoother service, as well as maximize the efficiency of the dispensing function.

Call Center Pharmacies.    We operate seven call center pharmacies each of which is licensed as a pharmacy in the state in which it is located and is staffed by service representatives and pharmacists. Personnel at our call center pharmacies are available to answer questions and provide information and support to members 24 hours a day, seven days a week, for members using either our home delivery dispensing pharmacies or our retail pharmacy network. Our call center pharmacies also provide information and services to physicians and pharmacists who service our clients’ members. Service representatives and pharmacists at our call center pharmacies use advanced imaging technology and other Internet capabilities to access prescription and health information when providing service to members and encourage physicians to reduce costs through dose optimization, generic substitution and the interchange of formulary compliant drugs for non-formulary compliant drugs.

Health Management Programs

We offer a comprehensive series of Positive Approaches® health management programs as part of our prescription drug benefit package to help members with certain chronic conditions better understand their conditions and comply with their prescribed drug therapies. Enrolled members receive educational and behavioral interventions, including letters and phone calls, as well as clinical support through toll-free hotlines. We have focused on illnesses that have high prevalence rates and high impact on clients in terms of drug and medical costs. These illnesses include depression, digestive, respiratory, hypertension and high cholesterol and other cardiovascular problems, diabetes, multiple sclerosis and hepatitis C. An additional program supports smoking cessation. Clients benefit through lower or avoided medical costs. Some of these programs are affiliated with the American College of Gastroenterology, the American Lung Association, the American Diabetes Association, the National Multiple Sclerosis Society, and the American Liver Foundation or other professional organizations.

Our Partners for Healthy Aging® initiative focuses on older members and supports older adults with literature and drug information printed in easy-to-read, large type and with customer service representatives specially trained in senior health issues.

Physician Services

Motivating physicians to prescribe more cost-effective medications is a key objective of a number of our initiatives, including our Physician Service Center, integrated generics strategy featuring our Generics FirstSM education and sampling program, Physicians Practice Summary Program and Point-of-Care On-line Connectivity Program.

Physician Service Center.    Our Physician Service Center provides a single toll-free number for physicians and office staff to call one of our specially trained and dedicated staff of pharmacists and service representatives who can answer questions relating to patients and their prescription drug benefits. The center is further supported by physicians in our Department of Medical Affairs. The center assists in improving physicians’ understanding of formularies, generics and utilization management. Typically, the center also fields general questions about our company and our clinical products and services, handles requests for educational or promotional materials, and routes calls to other experts in our company if more in-depth information is required. Our integrated communication platform includes a physician fax platform that analyzes and routes faxes to expedite resolution of physician inquiries regarding formulary compliance and other programs and services.

Integrated Generics Strategy.    Our integrated generics strategy seeks to reduce our clients’ drug spend by increasing the use of generic medications, when clinically appropriate, in place of more expensive, brand name medications. The strategy encompasses generic education, substitution, and interchange programs, as well as a host of other activities, including careful tracking of brand name drugs about to lose their exclusivity. When patents for brand name drugs expire, we act quickly to encourage physicians and members to use the new generic equivalent. For example, when the blood pressure medication Vasotec® lost patent protection, our home delivery pharmacies moved quickly to substitute the new generic equivalent, enalapril. In our home delivery pharmacy business, generic conversions from Vasotec® reached approximately 90% within one month of enalapril’s availability, providing savings to our clients. In our home delivery pharmacy business, generic conversions from Prinivil® /Zestril® reached approximately 90% within one month of generic lisinipril’s availability, providing savings to our clients.

Introduced late in 2000, our Generics FirstSM program has been encouraging the use of generics, where medically appropriate, among approximately 20,000 physicians across the country. Of these physicians, approximately 3,600 receive periodic face-to-face informational visits from our specially trained pharmacists who discuss clinical guidelines for generics and facilitate the ordering of free samples of commonly prescribed generic medications from manufacturers. These pharmacists also provide educational brochures on the benefits of generics for patients in office waiting areas and exam rooms. As part of this program, over 500 physicians nationwide have participated in an innovative web-based educational program that provides online Generics First clinical and cost education.

Physician Practice Summary Program.    Through our Physician Practice Summary Program, we are able to track physician prescribing histories and report summary and comparative data to both physicians and clients. This information, combined with meetings with physicians, is useful in encouraging physicians to improve the cost effectiveness of their prescribing.

Point-of-Care On-line Connectivity Program.    More than 10,000 physicians use our point-of-care, or POC, electronic prescribing program. During 2002, these physicians submitted more than 1.6 million prescriptions using electronic prescription writing tools. Key objectives of the strategy include improved accuracy of information transmitted to the pharmacy and enhanced patient safety. Physicians gain real-time access to a patient’s plan guidelines and prescription history to help prevent drug interactions and duplicate therapies. Physicians also benefit from electronic prescribing because it simplifies the prescription process and, we believe, improves the quality of patient care.

We work closely with a variety of handheld and PC based POC providers in recruiting new physician users. We also encourage the use of an open-access system to ensure that standardized solutions are available for varying physician office requirements. In February 2001, we formed RxHub LLC with AdvancePCS and Express Scripts, Inc. RxHub created a standardized electronic prescribing platform, enabling physicians to use electronic prescribing technology to link to pharmacies, PBMs and health plans. As of December 28, 2002, we have invested $9.5 million in RxHub with an additional $1.9 million during the first quarter of 2003. As of March 29, 2003, we have invested $11.4 million and anticipate investing an additional $2.2 million in 2003.

Web-Based Services

We believe our web-based services are the most advanced and comprehensive in the PBM industry. Not only do we offer what we believe is the industry’s leading consumer website for members, we also offer client and pharmacist sites with interactive tools aimed at improving compliance with plan goals, simplifying benefit administration, and providing critical benefit and medical information.

Member-Oriented Web Services.    Our member Internet initiative is focused on keeping members informed about their prescription drug coverage while encouraging them to use safe, effective therapies that comply with their plan’s provisions.

Our member website provides members a broad set of features and capabilities, including:

•	the ability to handle first-fill prescriptions, refills and renewals for home delivery, as well as transfers from retail pharmacies to home delivery;

•	access to prescription histories;

•	plan-specific drug information, including coverage guidelines and co-payment comparisons for brand and generic medications;

•	member-specific messaging on benefit changes and updates;

•	dedicated online service representatives and pharmacists; and

•	a wide offering of personal health information and tools, including specialized e-health websites providing information concerning specific diseases.

Our member website was the first Internet pharmacy site to be certified by the National Association of Boards of Pharmacy and is one of the world’s largest Internet pharmacies based on the more than 10.8 million prescriptions processed on the site in 2002. The site currently processes approximately 250,000 prescription orders per week. The site also handled more than 38 million member service inquiries in 2002, and was named one of the most trusted health care websites by Yahoo! Internet Life in February 2002.

Client-Oriented Web Services.    Our client website, an extranet introduced in 2001, provides clients online access to our proprietary tools for reporting, analyzing and modeling data, clinical- and decision-support, plan administration, including eligibility and claims reviews, the latest industry news, and easy submission and tracking of service requests. Clients who conduct their own member service can use our client website to update eligibility data and counsel members on all aspects of their pharmacy benefit, formularies, co-payments and coverage provisions, including the location of network retail pharmacies. Clients also can view detailed, consolidated claims for retail and home delivery service and issue prior-authorization approval. We can tailor access to the specific needs of different users who play a role in managing the pharmacy benefit within the client organization, thereby limiting access to information to those who are authorized to view it.

Pharmacist-Oriented Web Services.    Our Pharmacist Resource Center is an online service for pharmacies that participate in our national networks. This service provides pharmacists with the latest news on new benefit plans, plan design changes, pricing information, drug recalls and alerts, as well as online access to our pharmacy services manual. The center also gives participating pharmacies e-mail access to our pharmacy services help desk.

Contractual Relationships

Our net revenues are principally derived from contracting with clients to provide prescription drugs to their members through our home delivery pharmacies and our networks of contractually affiliated retail pharmacies. Our client contracts provide that a client will pay for drugs dispensed to its members at specified discounts to average wholesale prices, plus the applicable dispensing fee. Both the specified discounts to average wholesale prices and the applicable dispensing fee vary based on whether the drug dispensed is a brand name drug or generic drug and whether the prescription is filled through a home delivery or retail pharmacy. Clients also pay an administrative fee per prescription filled for services we provide. These services comprise claims processing, eligibility management, benefits management, pharmacy network management and other related customer services. Client contracts generally provide that we will share with clients formulary rebates received from pharmaceutical manufacturers. Additionally, many of our contracts with clients contain provisions that specify minimum levels of service we will provide to the client and associated penalties if we do not meet these levels.

Our contracts with pharmaceutical manufacturers provide us with rebates and fees for prescription drugs dispensed through our home delivery pharmacies and retail pharmacies participating in our networks of contractually affiliated retail pharmacies, as well as discounts for prescription drugs we purchase and dispense from our home delivery pharmacies. We typically purchase generic drugs directly from generic manufacturers pursuant to informal agreements and understandings under which we will provide the generic manufacturer with the right to be the exclusive supplier to our home delivery pharmacies so long as such manufacturer’s prices remain competitive. Rebates and fees are predominantly equal to a percentage of the aggregate dollar value of all of a particular drug that we dispensed, based on the manufacturer’s published wholesale price for that drug. Rebates and fees are invoiced to the pharmaceutical manufacturer and paid to us on a quarterly basis. Although most rebates are payable on a product by product basis, some pharmaceutical manufacturers have agreed to pay rebates in respect of any given client only if all of the specified products of the manufacturer are included on that client’s formulary. Our contracts typically provide for two types of rebates:

•	formulary rebates, which are based on inclusion of the pharmaceutical manufacturer’s products on the formularies used by our clients; and

•	performance based rebates, which are based on our achieving various performance criteria, such as contractually specified market share levels.

Formulary rebates are typically calculated based on an agreed percentage of the aggregate wholesale price of all prescriptions dispensed for clients which include the applicable pharmaceutical products on their formularies and do not subject such products to restrictions which are not applicable to competing branded products. Market share rebates, a type of performance based rebate, are contingent upon us achieving the contractually specified market share level for a particular drug for all of our clients. We generally share a portion of rebates with our clients based on the provisions of the applicable client contract, and may also guarantee a minimum rebate per prescription dispensed to the client’s members. For a further discussion of the rebates we receive, see “Risk Factors—Risks Relating to Our Business—If we do not continue to earn and retain rebates from manufacturers at current levels, our gross margins may decline and we may not be profitable” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Use of Estimates and Critical Accounting Policies—Critical Accounting Policies”.

In addition to contracts with clients and pharmaceutical manufacturers, we have contractual relationships with independent and chain retail pharmacies that have agreed to participate in one or more of our retail networks. These retail pharmacies agree to fill prescriptions for our clients’ members at discounted prices and, in exchange, we pay them for the contracted cost of drugs they dispense, net of co-payments, and an agreed upon professional fee for filling each prescription and performing eligibility and benefit management and other services.

Clients

We have clients in a broad range of industry segments, including the various Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. For the fiscal year ended December 28, 2002, our ten largest clients based on revenue accounted for approximately 42% of our net revenues, including UnitedHealth Group, our largest client, which represented approximately $5,300 million, or 16%, of our net revenues. Our contract with UnitedHealth Group expires on December 31, 2005. No other client accounted for 10% or more of our net revenue in this period. Our failure to retain key clients or satisfy contractual provisions with key clients could adversely affect our business, profitability and growth prospects.

Our contracts with clients generally have terms of three years and agreements with a few of our larger clients, representing approximately 7% of our net revenues in 2002, are terminable by the client on relatively short notice. Our contract with UnitedHealth Group grants termination rights in the event of a change of control of our company. The termination or renegotiation of the UnitedHealth Group contract as a result of the spin-off could result in significantly decreased revenues.

Many of our contracts with clients contain provisions that guarantee the level of service we will provide to the client or the minimum level of rebates or discounts the client will receive. Many of our client contracts also include guaranteed cost savings. An increase in drug costs, if the result is an overall increase in the cost of the drug plan to the client, may prevent us from satisfying contracts with guaranteed cost savings or minimum levels of rebates or discounts. Additionally, these clients may be entitled to performance penalties or the right to terminate their contracts with us if we fail to meet a service or cost guarantee we provide to them. Clients that are party to these types of contracts represented, in aggregate, over 90% of our net revenues in 2002.

Our clients are generally entitled to have us audited under their contracts with us and on occasion a client or former client has claimed that it overpaid us for our services based on the results of an audit. Payment disputes may adversely affect our results of operations if they result in refunds or the termination or non-renewal of a client contract.

Home Delivery Service Suppliers

We maintain an extensive inventory in our home delivery pharmacies of brand name and generic pharmaceuticals. If a drug is not in our inventory, we can generally obtain it from a supplier within one or two business days. We purchase our pharmaceuticals either directly from manufacturers or through wholesalers. During 2002, one wholesaler, AmerisourceBergen Corp., accounted for approximately 62% of the total dollar amount of our home delivery pharmaceutical purchases, most of which were brand name pharmaceuticals. Merck directly supplies substantially all our inventory of Merck products. Generic pharmaceuticals are generally purchased directly from manufacturers. Except to the extent that brand name drugs are available to the market exclusively through the manufacturer, we believe that alternative sources of supply for most generic and brand name pharmaceuticals are readily available.

Competition

Competition in the PBM industry is intense. We compete primarily on the basis of our ability to design and administer innovative programs and services that provide high-quality, affordable prescription drug care and health management services to health plan members. We believe plan sponsors generally consider the following key competitive factors:

•	quality of service for members and clients;

•	ability to manage client prescription drug cost;

•	track record in negotiating favorable financial discounts and rebates from pharmaceutical manufacturers and retail pharmacies;

•	scope and effectiveness of clinical expertise in designing plans and programs;

•	use of technology to deliver information and services to members;

•	scale to administer plans with both regional and national coverage; and

•	financial stability.

We compete with a wide variety of companies for business in client segments broadly defined as Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. Although some of our competitors focus on a limited set of client segments, we have clients in all of these segments, and we have achieved significant plan retention and actively compete for new business in all segments.

Competitors fall into the following categories:

National Competitors.    We compete with three large national PBMs: AdvancePCS, Caremark Rx, Inc. and Express Scripts, Inc. These competitors conduct business in every market segment and, like us, they have national sales and account teams, home delivery pharmacies and extensive technology infrastructure.

Managed Care and Insurance Companies.    We also compete with several managed care organizations, Blue Cross/Blue Shield plans and insurance companies that have their own internal full-service pharmacy benefit programs. Some of these competitors have national account capabilities and, in some cases, they may have access to greater financial, purchasing or distribution resources than we have.

Other Competitors.    Because we provide a wide variety of programs and services, there are many non-PBM firms that compete with us in various aspects of our business. Some of our health management and other member services compete with similar services offered by pharmaceutical companies and by smaller firms specializing in those service markets. Other firms that focus on large-scale claims processing also compete with us.

Government Regulations

Federal and state laws and regulations govern many aspects of our business. These laws and regulations apply to our administration of prescription drug benefits and our drug and health education programs and services. In addition, the activities of our home delivery pharmacies are regulated under federal and state laws applicable to the purchase, distribution and dispensing of prescription drugs. Many of our clients, including insurers and health management organizations, or HMOs, that are payers for prescription drug benefits, are themselves subject to extensive regulations that affect the design and implementation of prescription drug benefit plans that they sponsor. We believe we are in substantial compliance with all existing legal and regulatory requirements material to the operation of our business. However, the application of complex standards to the operation of our business creates areas of uncertainty.

Numerous new health care laws and regulations or modifications to existing laws or regulations have been proposed at the federal and state levels. We cannot predict how courts or regulatory agencies may interpret existing laws or regulations or what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding health care or the PBM industry. Laws and regulations in these areas will continue to evolve. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws directly affecting our operations or the market for our services that could have a material adverse affect on our business, profitability, liquidity or growth prospects.

Among the federal and state laws and regulations that affect aspects of our business are the following:

Regulation of Our Pharmacy Operations.    The practice of pharmacy is generally regulated at the state level by state boards of pharmacy. Our home delivery pharmacy operations are located in eight states and dispense drugs throughout the United States. We have 11 pharmacies, nine of which contain prescription processing centers and five of which engage in home delivery dispensing activities. In addition, we operate seven call center pharmacies that provide extensive support and counseling to members using either our home delivery dispensing pharmacies or our retail pharmacy network. Each of our dispensing pharmacies, prescription processing centers and call center pharmacies must be licensed in the state in which it is located. Our pharmacies are located in Florida, Nevada, New Jersey, Ohio, Pennsylvania, Texas, Virginia and Washington. In some of the states where our dispensing pharmacies are located, state regulations require compliance with standards promulgated by the United States Pharmacopeia, or USP, a nonprofit organization whose members represent the healthcare professions, industry, government and academia. USP creates standards in the packaging, storage and shipping of pharmaceuticals. We believe that each of our pharmacies has the appropriate licenses required under the laws of the state in which it is located and that we conduct our pharmacy operations in accordance with the laws and regulations of these states.

Our home delivery pharmacies deliver prescription drugs to the members of benefit plans sponsored by our clients in all 50 states. Many of the states into which we deliver pharmaceuticals and controlled substances have laws and regulations that require out-of-state home delivery pharmacies to register with that state’s board of pharmacy or similar regulatory body. We have registered in every state that requires registration for the services we provide. To the extent some of these states have specific requirements for out-of-state home delivery pharmacies that apply to us, we believe that we are in compliance with them. In addition, some states have proposed laws to regulate online pharmacies, and we may be subject to this legislation if it is passed.

Federal agencies further regulate our pharmacy operations. Pharmacies must register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to dispense controlled substances. In addition, the FDA inspects facilities in connection with procedures to effect recalls of prescription drugs. The FTC requires mail order sellers of goods to engage in truthful advertising and, generally, to stock a reasonable supply of the product to be sold, to fill mail orders within 30 days and to provide customers with refunds when appropriate. The U.S. Postal Service has statutory authority to restrict the transmission of drugs and medicines through the mail to a degree that could have an adverse effect on our mail service operations. The U.S. Postal Service historically has exercised this statutory authority only with respect to controlled substances. If the U.S. Postal Service restricts our ability to deliver drugs through the mail, alternative means of delivery are available to us. However, alternative means of delivery could be significantly more expensive.

Third-Party Administration and Other State Licensure Laws.    Many states have licensure or registration laws governing companies that perform Third-Party Administration, or TPA, services on behalf of others. The definition of a TPA required to register and comply with these laws varies from state to state. We have obtained licenses in each of the states in which we believe a license is required based on the benefit management services we provide in those states.

In addition, many states have laws or regulations that govern ancillary health care organizations, including preferred provider organizations and companies that provide utilization review and related services. The scope of these laws differs significantly from state to state, and the application of these laws to the activities of PBMs is often unclear. We have registered under these laws in states in which we have concluded, after discussion with the appropriate state agency, that registration is required. These regulatory schemes generally require annual or more frequent reporting and licensure renewals and impose other restrictions or obligations affecting PBM services. Changes in these regulatory schemes could adversely affect our business, profitability and growth prospects.

Consumer Protection Laws.    Most states have consumer protection laws designed to assure that information provided to consumers is adequate, fair and not misleading. In October 1995, we and Merck entered into settlement agreements with 17 states in which we and Merck agreed to require pharmacists affiliated with our home delivery service to disclose to physicians and patients the financial relationships among us, Merck and the home delivery pharmacy. The pharmacists must make this disclosure when they contact physicians to discuss branded alternatives to a drug the physician has prescribed. Our practices conform to the requirements of these settlement agreements and we believe they conform to other requirements of state consumer protection laws. However, we may be subject to further scrutiny under these consumer protection laws as they are often interpreted broadly.

Antitrust Laws.    Since 1993, retail pharmacies have filed over 100 separate lawsuits against pharmaceutical manufacturers, wholesalers and several major PBMs, including us, challenging manufacturer discounting and rebating practices under various federal and state antitrust laws. These suits allege in part that the pharmaceutical manufacturers offered, and we and some other PBMs knowingly accepted, rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act and the federal Sherman Act. The Robinson-Patman Act generally prohibits discriminatory pricing practices. The Sherman Act generally prohibits contracts and combinations that unreasonably restrain trade or monopolization of any part of interstate commerce. Some pharmaceutical manufacturers have settled some of the Sherman Act cases brought on behalf of a nationwide class of retail pharmacies. The class action settlements generally provided for commitments to retail pharmacies by the manufacturers in connection with their discounting practices. The defendants who did not settle the Sherman Act class action cases won on a directed verdict. Some drug manufacturers have settled some actions filed by plaintiffs who opted out of the class action without disclosing the terms of the settlements. Approximately 100 Robinson-Patman Act cases to which we are a party remain pending. For further information on these cases, see “—Legal Proceedings and Government Investigations” below.

In 1999, the FTC entered an order to resolve its antitrust concerns resulting from Merck’s acquisition of us in 1993. Among other things, the order requires us to maintain an open formulary that consists of drugs selected and approved by the Pharmacy and Therapeutics Committee. The order also requires that we accept, and accurately reflect on the open formulary, all concessions offered by any other manufacturer of pharmaceutical products. We and Merck also agreed pursuant to the order not to share proprietary or other non-public information received from the other’s competitors unless such information is required for legal or auditing purposes.

Network Access Legislation.    As part of our PBM services, we form and manage pharmacy networks by entering into contracts with retail pharmacies. A significant number of states have adopted legislation that may affect our ability to limit access to our retail pharmacy networks or to remove retail pharmacies from a network. This type of legislation, commonly known as “any willing provider” legislation, may require us or our clients to admit into our networks and retain any retail pharmacy willing to meet the price and other terms of our clients’ plans. To date, these statutes have not had a significant impact on our business because for most of our clients we administer large networks of retail pharmacies and will admit any licensed pharmacy that meets our network’s terms, conditions and credentialing criteria, including adequate insurance coverage and good standing with the relevant state regulatory authorities.

Proposals for Direct Regulation of PBMs.    Legislation directly regulating PBM activities in a comprehensive manner has been introduced recently in a number of states. These legislative initiatives have the support of associations representing independent pharmacies. In addition, legislation has been proposed in some states seeking to impose fiduciary obligations or disclosure requirements on PBMs. If enacted in a state in a form that is applicable to the operations we conduct there, this type of legislation could materially adversely impact us. Georgia has enacted a statute requiring PBMs engaged in the practice of pharmacy to obtain a Georgia pharmacy license. The impact of this statute on our business will not be clear until regulations are adopted.

ERISA Regulation.    We typically provide services to a number of different corporations and other sponsors of health plans. These plans are subject to ERISA, which regulates employee pension benefit plans and employee welfare benefit plans, including health benefit and medical plans. The following areas of ERISA regulation could be material to PBMs:

•	ERISA Fiduciary Responsibility. ERISA imposes duties on any person that is a fiduciary with respect to a plan that is subject to ERISA. We administer pharmacy benefit plans according to the plan design choices made by the plan sponsor. We believe that our activities are sufficiently limited that we are not a fiduciary except in those instances in which we have expressly contracted to act as a fiduciary for the limited purpose of addressing benefit claims and appeals, including our program to meet the Department of Labor, or DOL, regulations for claims payment and member appeals. See “Business—ERISA Regulation—Department of Labor Claims Determination Regulations”. If we are found to be a fiduciary, or in the instances in which we have contracted to act as a limited fiduciary, we could be subject to claims for breach of fiduciary duties in connection with the services we provide to a plan, and our business, profitability, liquidity or growth prospects may be materially adversely affected.

In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the U.S. District Court for the Southern District of New York. The suit, which is similar to claims against other PBMs in other pending cases, alleges that we should be treated as a “fiduciary” under ERISA and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. Recently, Merck and we agreed to settle this series of lawsuits on a class action basis to avoid the significant cost and distraction of protracted litigation. We, Merck and the plaintiffs in five of these six cases filed a proposed class action settlement with the court on December 9, 2002. Under the proposed settlement, Merck and we have agreed to pay $42.5 million and we have agreed to change or to continue certain specified business practices for a period of five years. For further information on this case, see “—Legal Proceedings and Government Investigations” below.

•	Department of Labor Claims Determination Regulations. In 2001, the DOL promulgated extensive new regulations under ERISA setting out standards for claims payment and member appeals as well as notice and disclosure requirements. These regulations took effect for employers with health plans with plan years beginning on or after July 1, 2002 and represent an additional regulatory burden for us and our ERISA plan clients.

Anti-Kickback Laws.    Subject to certain exceptions, federal law prohibits the payment, offer, receipt or solicitation of any remuneration that is knowingly and willfully intended to induce the referral of Medicare, Medicaid or other federal health care program beneficiaries for the purchase, lease, ordering or recommendation of the purchase, lease or ordering of items or services reimbursable under federal health care programs. These laws are commonly referred to as anti-remuneration or anti-kickback laws. Several states also have similar laws, known as “all payor” statutes, that impose anti-kickback prohibitions on services not covered by federal health care programs. Sanctions for violating these federal and state anti-kickback laws may include criminal and civil sanctions and exclusion from participation in federal health care programs. Anti-kickback laws vary between states, and courts have rarely interpreted them. However, where courts have reviewed these laws, they have generally ruled that contracts that violate anti-kickback laws are void as a matter of public policy.

Courts, the Office of the Inspector General within the Department of Health and Human Services, or OIG, and some administrative tribunals have broadly interpreted the federal anti-kickback statute. Courts have ruled that a violation of the statute may occur even if only one of the purposes of a payment arrangement is to induce patient referrals or purchases. Among the practices that the OIG has identified as potentially improper under the statute are “product conversion programs” in which benefits are given by pharmaceutical manufacturers to pharmacists or physicians for changing a prescription, or recommending or requesting such a change, from one drug to another. These laws have been cited as a partial basis, along with the state consumer protection laws discussed above, for investigations and multi-state settlements relating to financial incentives provided by pharmaceutical manufacturers to physicians or pharmacists in connection with product conversion programs.

On April 28, 2003, the OIG issued a final voluntary guidance for pharmaceutical manufacturers to consider when developing or implementing programs to assure compliance with laws and regulations pertaining to doing business with federal health care programs, such as Medicare and Medicaid. The guidance raises several questions and areas of risk that manufacturers should address in reviewing their business transactions with physicians and other health professionals who influence drug prescribing, drug purchasers such as hospitals and pharmacies, group purchasing organizations and PBMs. The key areas of risk identified by the guidance include discounts and rebates, product support services tied to the purchase of products, educational grants, research funding, and other remuneration to purchasers such as upfront payments, free or reduced-price goods or payments to cover the cost of converting from a competitor’s product. The guidance encourages manufacturers to structure their relationships to fall within several “safe harbors” established under the anti-kickback statute or regulations whenever possible, but also acknowledges that failure to comply with a safe harbor does not mean a business arrangement is illegal. The final guidance recognizes the value of formularies and formulary support activities to promote clinically appropriate, safe, and cost-effective drug therapy. The guidance says that formulary development is unlikely to raise significant anti-kickback issues as long as decisions about clinical efficacy and appropriateness precede and are paramount to considerations of costs. The guidance states that rebates or other payments by manufacturers to PBMs that are based on or otherwise related to a PBM’s customers’ purchases potentially implicate the anti-kickback statute.

We believe that we substantially comply with the legal requirements imposed by these laws and regulations, and that our programs do not involve practices that the OIG has questioned. To date, the government has not commenced enforcement actions under the anti-kickback statutes against PBMs with regard to their negotiation of discounts, rebates and administrative fees from drug manufacturers in connection with drug purchasing and formulary management programs, or their contractual agreements with pharmacies that participate in their networks, or their relationships with their health plan customers. However, in 1998, the U.S. Attorney’s Office for the Eastern District of Pennsylvania began an investigation into whether rebates and other payments made by pharmaceutical manufacturers to PBMs, or payments made by PBMs to retail pharmacies or others, violate the anti-kickback laws or other federal laws. We received a subpoena seeking documents and information related to various aspects of our business in connection with an industry-wide investigation. The U.S. Attorney’s office has also contacted some of the pharmaceutical manufacturers with which we have agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with us. The State Attorney General’s Office of Tennessee has also requested information similar to that requested by the U.S. Attorney’s Office for the Eastern District of Pennsylvania.

In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the U.S. District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic interchanges. We have not yet been served with the complaints and have not yet been required to defend against the allegations. We have complied with the U.S. Attorney’s subpoena and the Tennessee Attorney General’s request, but, at this time, we are unable to predict whether the government will commence any action challenging any of our programs and practices. The Department of Justice, acting through the U.S. Attorney’s Office, is required by the Federal False Claims Act to review the allegations and determine whether it should intervene in the qui tam complaints.

On April 30, 2003, we received a letter from the U.S. Attorney’s office for the Eastern District of Pennsylvania in which the government proposed to continue settlement discussions with us regarding some of the federal and state law issues it has been investigating. The government also stated that they plan to move promptly toward an intervention decision by the Department of Justice with respect to the pending qui tam actions described above, but we have not been informed of any such decision. We have participated in several meetings with the U.S. Attorney’s office and intend to continue these discussions. For more information regarding these investigations, see “—Legal Proceedings and Government Investigations” below.

FDA Regulation of Managed Care Communications.    The FDA generally has authority under the federal Food, Drug and Cosmetic Act, or FDCA, to regulate drug promotional materials that are disseminated “by or on behalf of” a pharmaceutical manufacturer. The FDA traditionally has not asserted jurisdiction over communications by physicians, pharmacists or managed care organizations who often discuss pharmaceuticals and their uses and properties. In January 1998, the FDA issued a Draft Guidance for Industry regarding the regulation of activities of health care organizations and PBMs directly or indirectly controlled by pharmaceutical manufacturers. In that draft guidance, the FDA purported to have the authority to hold pharmaceutical manufacturers responsible for the activities of PBMs and other plans considered by the FDA to be promotional on behalf of the manufacturer, depending upon the nature and extent of the relationship between the pharmaceutical manufacturer and the PBM or plan. We and many other companies and associations commented to the FDA in writing regarding its authority to regulate the communications of PBMs that are not made by the PBM on behalf of the manufacturer. In August 1999, the FDA withdrew the guidance and stated that it would reconsider the basis for its issuance. To date, the FDA has not taken any further action on the issue. The FDA could re-examine the issue and seek to assert the authority to regulate the communications of such PBMs based on their relationships, financial or otherwise, with pharmaceutical manufacturers. Legislation has also been proposed permitting the FDA, or another federal agency, to regulate online pharmacies that dispense prescription drugs. These regulations could have an adverse impact on the way we operate our business.

Regulation of Financial Risk Plans.    Although the administration of fee-for-service prescription drug plans by PBMs is not subject to insurance regulation by the states, a few clients seek to limit their exposure in providing prescription drug benefits. In order to provide “stop-loss” insurance to our clients who seek to limit their risk under fee-for-service drug plans, we own three insurance companies: Medco Containment Insurance Company of New Jersey; Medco Containment Insurance Company of New York; and Medco Containment Life

Insurance Company. These subsidiary insurance companies are licensed in 48 states and the District of Columbia and are subject to extensive regulatory requirements imposed under the insurance laws of the states in which they are domiciled as well as those in which they have obtained licenses to transact insurance business. These insurance subsidiaries only underwrite risk in connection with our own PBM services and do not represent a separate line of business. Historically, we have provided services to a limited number of our clients through these insurance companies. We provided such services to five of our clients in each of the preceding three years. Premiums paid to the insurance companies and the losses incurred under the insurance coverage during this period were not material to our financial results.

Regulation Relating to Data Transmission and Confidentiality of Patient Identifiable Information.    Dispensing of prescriptions and management of prescription drug benefits require the ability to utilize patient-specific information. Government regulation of the use of patient identifiable information has grown substantially over the past several years. At the federal level, Congress has adopted legislation, and the Department of Health and Human Services, or HHS, has adopted extensive regulation, governing the transmission, use and disclosure of health information by all participants in health care delivery, including physicians, hospitals, insurers and other payers. Additionally, regulation of the use of patient identifiable information is likely to increase. Many states have recently passed or are considering laws dealing with the use and disclosure of health information. These proposals vary widely, some relating to only certain types of information, others to only certain uses, and yet others to only certain types of entities. These laws and regulations have a significant impact on our operations, products and services, and compliance with them is a major operational requirement. Regulations and legislation that severely restrict or prohibit our use of patient identifiable information could materially adversely affect our business.

Under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, Congress required HHS to adopt standards governing the transmission, use and disclosure of individually identifiable health information. HHS adopted Privacy Standards under HIPAA with a compliance deadline of April 14, 2003. The Privacy Standards require covered entities to make available certain rights to individuals, including the right to receive notice of privacy practices describing how their health information may be used or disclosed, the right to access to a copy of health information maintained by the covered entity, the right to request amendment to such health information, the right to an accounting of certain disclosures of health information, and the right to request restrictions on how their health information may be used or disclosed. Additionally, the Privacy Standards specifically define permitted uses and disclosures of an individual’s health information, including for purposes of treatment, payment and healthcare operations, and generally require that a covered entity obtain valid written authorization from the individual for other uses and disclosures. The Privacy Standards require covered entities to establish administrative safeguards, including appointment of a privacy official, adoption of policies and practices to assure compliance with the HIPAA standards and to limit use or disclosure of health information in many cases to the minimum amount necessary to accomplish an activity permitted by the privacy rule. Medco Health’s pharmacy operations are covered entities which are directly subject to these requirements. In its role as a manager of the prescription benefit, Medco Health is a business associate of health plan clients which are covered entities subject to the Privacy Standards. We have invested considerable time and resources modifying our systems, policies and procedures in order to comply with our obligations under the HIPAA regulations as a covered entity and to develop the capabilities to support compliance by health plan clients.

HIPAA does not preempt state law privacy requirements that are generally conflicting and more restrictive. Therefore, in addition to meeting the requirements of the federal HIPAA privacy standards, we or our clients may be subject to additional requirements and restrictions under numerous state laws and regulations that impact health care information. These include applicable pharmacy laws, insurance laws, the federal Graham-Leach-Bliley law and state regulations governing data use by financial institutions and specific legislation designed to protect the privacy of health data. In addition, legislation has been proposed in many states to further regulate use, disclosure or maintenance of health care information or to provide individuals with additional rights with respect to their health information. Such regulation could significantly impact our programs and service offerings and have an adverse affect on our business, profitability and growth prospects.

In February 2003, HHS adopted Security Standards under HIPAA with a compliance date of April 21, 2005. We are in the process of assessing the requirements under these regulations and will take the steps needed to comply prior to the required date.

Sanctions for failing to comply with HIPAA standards include criminal and civil penalties. If we are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for significant damages, fines or penalties.

Regulation Applicable to Clients.    We provide services to insurers, managed care organizations, Blue Cross/Blue Shield plans and many others whose ability to offer a prescription benefit may be subject to regulatory requirements and constraints under a number of federal or state regulatory schemes. While we may not be directly subject to these regulations, they can have a significant impact on the services we provide our clients.

•	Formulary Restrictions. A number of states enacted laws that regulate the establishment of formularies by insurers, HMOs and other third-party payors. These laws relate to the development, review and update of formularies; the role and composition of pharmacy and therapeutics committees; the availability of formulary listings; the disclosure of formulary information to health plan members; and a process for allowing members to obtain non-preferred drugs without additional cost-sharing where the non-preferred drugs are medically necessary and the formulary drugs are determined to be inappropriate. Additionally, the National Association of Insurance Commissioners is developing a model drug formulary statute, known as the Health Carrier Prescription Benefit Management Model Act, that, if widely enacted, may eventually provide more uniformity for health plans and PBMs. Among other things, the model act would address the disclosure of formulary information to health plan members, members’ access to non-preferred drugs, and the appeals process available to members when coverage of a non-preferred drug is denied by the health plan or PBM. Increasing regulation of formularies by states could significantly affect our ability to develop and administer formularies on behalf of our insurer, HMOs and other health plan clients.

•	Plan Design Restrictions. Some states have legislation that prohibits a health plan sponsor from implementing certain restrictive design features. For example, some states have enacted “freedom of choice” legislation that entitles members of a plan to prescription drug benefits even if they use non-network pharmacies. Some states are implementing rules limiting formulary flexibility. The rules may prevent plans from changing their formularies during the plan year. The rules may mandate coverage of at least two drugs per therapeutic class and limit the difference in co-payments for different tiers on a multi-tiered formulary, or mandate coverage of particular benefits or conditions. Although we operate in these states, this legislation does not generally apply directly to us, but it may apply to some of our clients that are HMOs and insurers. If other states enact similar legislation, PBMs may be less able to achieve economic benefits through health benefit management services and their services may be less attractive to clients.

•	Industry Standards for PBM Functions. The National Committee on Quality Assurance, the American Accreditation Health Care Commission, known as URAC, and other quasi-regulatory and accrediting bodies are considering proposals to increase the regulation of formulary and drug utilization management as well as other PBM activities. While the actions of these bodies do not have the force of law, many clients for PBM services seek certification from them. As a result, these bodies may influence states to adopt requirements or model acts that they promulgate. Some states incorporate accreditation standards of these bodies, as well as the standards of the National Association of Insurance Commissioners and the National Association of Boards of Pharmacy, into their drug utilization review regulation. The outcome of these initiatives is uncertain, and any resulting standards or legislation could impose restrictions on us or our clients in a way that could significantly impact our business.

Managed Care Reform.    The federal government has proposed, and several state governments have proposed or enacted, “Patients’ Bill of Rights” and other legislation aimed primarily at improving the quality of care provided to individuals enrolled in managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan’s formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care, as well as mandate the content of the appeals or grievance process when a health plan member is denied coverage. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by a few states to date vary greatly, and the extent to which future legislation may be enacted is uncertain. However, these initiatives could greatly impact the managed care and pharmaceutical industries and, therefore, could have a material adverse impact on our business, profitability and growth prospects.

Legislation and Regulation Affecting Drug Prices.    The federal Medicaid rebate statute provides that manufacturers must provide rebates on all drugs purchased by the Medicaid program. Manufacturers of brand name products must provide a rebate equivalent to the greater of (a) 15.1% of the “average manufacturer price”, or AMP, to wholesalers for products distributed to the retail class of trade and (b) the difference between AMP and the “best price” to customers other than the Medicaid program, with certain exceptions. Some manufacturers may see these policies as a disincentive to offering rebates or discounts to private purchasers, including the plans we represent.

In addition, under the Federal Supply Schedule, the federal government seeks and obtains favorable pricing based on manufacturers’ commercial prices and sales practices. Some states have adopted legislation or regulations providing that a pharmacy participating in the state’s Medicaid program must give program patients the best price that the pharmacy makes available to any third party plan. These requirements are sometimes referred to as “most favored nation” payment systems. Other states have enacted “unitary pricing” legislation, which mandates that all wholesale purchasers of drugs within the state be given access to the same discounts and incentives. A number of states have also recently introduced legislation seeking to control drug prices through various statutory limits, rebates or discounts extending to one or more segments of the state’s population. This legislation and regulation could adversely affect our ability to negotiate discounts from network pharmacies or manufacturers or otherwise discourage the use of the full range of our services by current or future clients.

Recently, the federal government has increased its attention to how drug manufacturers develop pricing information, which in turn is used in setting payments under the Medicare and Medicaid programs. One element common to many payment formulas, the use of Average Wholesale Price, or AWP, as a standard pricing unit throughout the industry, has been criticized as not accurately reflecting prices actually charged and paid at the wholesale or retail level. The Department of Justice is currently conducting, and the House Commerce Committee has conducted, an investigation into the use of AWP for federal program reimbursement, and whether the use of AWP has inflated drug expenditures by the Medicare and Medicaid programs. Federal and state proposals have sought to change the basis for calculating reimbursement of certain drugs by the Medicare and Medicaid programs. These proposals and other legislative or regulatory adjustments that may be made to the program for reimbursement of drugs by Medicare and Medicaid, if implemented, could affect our ability to negotiate discounts with pharmaceutical manufacturers. In addition, they may affect our relations with pharmacies and health plans. In some circumstances, they might also impact the reimbursement that our home delivery pharmacy receives from managed care organizations that contract with government health programs to provide prescription drug benefits or otherwise elect to rely on the revised pricing information. Furthermore, private payers may choose to follow the government’s example and adopt different drug pricing bases. This could affect our ability to negotiate with plans, manufacturers and pharmacies regarding discounts and rebates.

Medicare Prescription Drug Benefit.    Medicare reimbursement and coverage of prescription drugs may change significantly in the near future. Medicare does not currently offer an outpatient prescription drug benefit, except with respect to a few drugs. Proposals have been made to reduce Medicare drug reimbursement amounts, although the prospects for legislation are uncertain. Several legislative proposals are under consideration in Congress to provide Medicare recipients with outpatient drug benefits through the use of PBMs. Many states are also considering establishing or expanding state drug assistance programs that would increase access to drugs by those currently without coverage. We cannot assess at this stage whether any of these proposals will be enacted, how they would address drug costs, the coordination of benefits with other coverage or the role of pharmacy benefit management, nor can we assess any potential impact a Medicare benefit would have on the decision of any of our clients to offer a private prescription benefit.

Federal Statutes Prohibiting False Claims and Fraudulent Billing Activities.    A range of federal civil and criminal laws targets false claims and fraudulent billing activities. One of the most significant is the federal False Claims Act, which prohibits the submission of a false claim or the making of a false record or statement in order to secure a reimbursement from a government-sponsored program. In recent years, the federal government has launched several initiatives aimed at uncovering practices that violate false claims or fraudulent billing laws.

Disease Management Services Regulation.    All states regulate the practice of medicine and the practice of nursing. To our knowledge, no PBM has been found to be engaging in the practice of medicine or the practice of nursing by reason of its disease management services. However, a federal or state regulatory authority may assert that some services provided by a PBM, including us, constitute the practice of medicine or the practice of nursing and are therefore subject to federal and state laws and regulations applicable to the practice of medicine and/or the practice of nursing.

Legal Proceedings and Government Investigations

In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the U.S. District Court for the Southern District of New York. The suit, which is similar to claims against other PBMs in other pending cases, alleges that we should be treated as a “fiduciary” under the provisions of ERISA and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. Since the Gruer case was filed, six other cases were filed in the same court asserting similar claims; one of these cases was voluntarily dismissed. The plaintiffs in these cases, who claim to represent the interests of six different pharmaceutical benefit plans for which we are the PBM, contend that in accepting and retaining certain rebates we have failed to make adequate disclosure and have acted in our own best interest and against the interests of our clients. The plaintiffs also allege that we were wrongly used to increase Merck’s market share, claiming that under ERISA our drug formulary choices and therapeutic interchange programs were “prohibited transactions” that favor Merck’s products. The plaintiffs have demanded that we and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. Although none has done so to date, some of the plaintiffs have indicated that they may amend their complaints against us and others to allege violations of the Sherman Act, the Clayton Act and various states’ antitrust laws due to alleged conspiracies to suppress price competition and unlawful combinations allegedly resulting in higher pharmaceutical prices.

Recently, Merck and we agreed to settle this series of lawsuits on a class action basis to avoid the significant cost and distraction of protracted litigation. We, Merck and the plaintiffs in five of these six cases filed a proposed class action settlement with the court on December 9, 2002. Under the proposed settlement, Merck and we have agreed to pay $42.5 million and we have agreed to change or to continue certain specified business practices for a period of five years. The proposed settlement does not involve the release of any antitrust claims. The financial compensation is intended to benefit the ERISA plans for which we administered a pharmacy benefit at any time since December 17, 1994. If the court preliminarily approves the settlement, the class member plans will have the opportunity to participate in or opt out of the settlement. The settlement becomes final only if and when the court grants final approval and all appeals have been resolved.

On April 30, 2003, the court overseeing the proposed class action settlement held a hearing, at which lawyers for the settling plaintiffs, Merck and we advised the court that we collectively had agreed to modify the previously-filed settlement agreement in certain respects. The amendments do not change the amount of cash compensation or the provisions relating to the business practices that we agreed to continue or modify under the original agreement. At the hearing, counsel for two of our clients appeared in order to seek clarification regarding the scope of the settlement and their rights thereunder. The settling parties anticipate filing a revised agreement and supporting documents shortly. The court will then decide whether to grant preliminary approval to the settlement. One of the initial plaintiffs in the lawsuits is expected to oppose the settlement.

Similar complaints against us and Merck have been filed in eight additional actions by ERISA plan participants, purportedly on behalf of their plans and, in some of the actions, similarly-situated self-funded plans. The complaints in these actions rely on many of the same theories as the litigation discussed above. The plans themselves, which could decide to opt out of or participate in the proposed settlement discussed above, are not parties to these lawsuits. In addition, a proposed class action complaint against Merck and us has been filed by trustees of another benefit plan in the United States District Court for the Northern District of California. These cases have been transferred and consolidated in the Southern District of New York by order of the Judicial Panel on Multidistrict Litigation. The plaintiffs in these actions are expected to oppose the proposed settlement discussed above.

In June 2002, a lawsuit captioned Miles v. Merck-Medco Managed Care, L.L.C. was filed in the Superior Court of California against Merck and us. The complaint is based on similar factual allegations as the ERISA cases above, with a theory of liability premised on a California law prohibiting unfair business practices. The plaintiff, who purports to sue on behalf of the general public of California, seeks injunctive relief and disgorgement of the revenues that were allegedly improperly received by Merck and us. The Miles case was removed to the United States District Court for the Southern District of California and, pursuant to the Multidistrict Litigation order discussed above, was later transferred to the Southern District of New York and consolidated with the ERISA cases pending against Merck and us in that court.

In August 2002, a lawsuit based on similar allegations, captioned City of Atlantic City v. Medco Health Solutions, Inc. et. al., was filed against us in New Jersey state court. The theory of liability in the City of Atlantic City case was based on the New Jersey Consumer Fraud Act. The plaintiff, which purported to represent a class of similarly-situated non-ERISA plans, sought compensatory and treble damages. The New Jersey court dismissed this case without prejudice on January 27, 2003.

In October 2002, we filed a declaratory judgment action, captioned Medco Health Solutions, Inc. v. West Virginia Public Employees Insurance Agency, in the Circuit Court of Kanawha County, West Virginia, asserting our right to certain cost savings under our agreement with the West Virginia Public Employees Insurance Agency, or PEIA. In November 2002, the State of West Virginia and PEIA filed suit against Merck and us in the same court based on similar allegations as the ERISA cases above, and on alleged representations made during contract negotiations. This action is premised on several state law theories, including violations of the West Virginia Consumer Credit and Protection Act, fraud and breach of contract. West Virginia and PEIA seek civil penalties, compensatory and punitive damages, and injunctive relief. In March 2003, in our declaratory judgment action, PEIA and the State of West Virginia, which was joined as a party, filed a counterclaim and third party complaint against us that raised the same allegations they asserted in their November 2002 action described above.

In March 2003, a lawsuit captioned American Federation of State, County and Municipal Employees v. AdvancePCS et. al., based on similar allegations, was filed against us and other major pharmacy benefit managers in the Superior Court of California. The theory of liability in this action is based on the California law prohibiting unfair business practices. The plaintiff, who purports to sue on behalf of its members and similarly situated California public employees, seeks injunctive relief and disgorgement of revenues that were allegedly improperly received by us.

In April 2003, one of our clients filed an action in the federal district court for the Eastern District of Missouri, alleging, among other things, that we breached fiduciary duties under ERISA, violated a New Jersey consumer protection law, improperly induced the client into contracting with us, and breached the resulting agreement. The plaintiff seeks compensatory, punitive and treble damages, rescission and restitution of revenues that were allegedly improperly received by us.

In connection with our spin-off from Merck, we will agree to indemnify Merck for substantially all monetary liabilities related to these lawsuits, including substantially all of the proposed settlement payment discussed above. We have denied all allegations of wrongdoing and are vigorously defending these claims, although we have proposed to settle some of these claims as described above. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcome of each of these lawsuits is uncertain and an adverse determination in any one of them could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices. See “Risk Factors—Risks Relating to Our Business—Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices” and “—Risks Relating to Our Industry—PBMs could be subject to claims relating to benefit denials if they are deemed to be a fiduciary of a health benefit plan governed by ERISA”.

Since 1998, the Civil Division of the U.S. Attorney’s office for the Eastern District of Pennsylvania has been examining certain activities of the PBM industry in light of anti-kickback and other laws and regulations. To date, no specific prosecutions or settlements have been made public, but in July 1999, we received a subpoena seeking documents and information related to various aspects of our business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be PBMs’ relationships with pharmaceutical manufacturers and retail pharmacies as well as PBMs’ programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The U.S. Attorney’s office has also contacted some of the pharmaceutical manufacturers with which we have agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with us. The State Attorney General’s Office of Tennessee has requested information similar to that requested by the U.S. Attorney’s office for the Eastern District of Pennsylvania.

In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the U.S. District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic interchanges. We have not yet been served with the complaints and have not yet been required to defend against the allegations. The Department of Justice, acting through the U.S. Attorney’s office, is required by the Federal False Claims Act to review the allegations and determine whether it should intervene in the qui tam complaints.

On April 16, 2003, we received a letter from the Office of the Maine Attorney General seeking information concerning our pharmacy benefit management practices. This letter was written on behalf of Maine and 21 other states, and we have been advised that it is in connection with a review of the pharmaceutical industry and pharmacy benefit management practices.

On April 30, 2003, we received a letter from the U.S. Attorney’s office for the Eastern District of Pennsylvania in which the government proposed to continue settlement discussions with us regarding some of the federal and state law issues it has been investigating. The government also stated that they plan to move promptly toward an intervention decision by the Department of Justice with respect to the pending qui tam actions described above, but we have not been informed of any such decision. We have participated in several meetings with the U.S. Attorney’s office and intend to continue these discussions.

We have complied with the U.S. Attorney’s subpoena and the Tennessee Attorney General’s request to explain the nature of our business and the contributions we make to improve the quality and affordability of health care, and we are cooperating with Maine and the other states to provide them with more information about our business practices. We believe that our programs comply with anti-kickback laws and other applicable laws and regulations. Nevertheless, the outcome of proceedings, requests for information or other actions pursuant to the investigation of the U.S. Attorney’s office for the Eastern District of Pennsylvania, the qui tam complaints, the states’ request for information or other similar actions is uncertain, and an adverse outcome or result in any of these proceedings could have a material effect on our business practices, financial condition or profitability. See

“Risk Factors—Risks Relating to Our Business—Scrutiny, investigation or challenge of our business under federal or state anti-kickback or other laws could limit our business practices and harm our profitability”.

There remain approximately 100 separate lawsuits, to which we are a party, filed by retail pharmacies against pharmaceutical manufacturers, wholesalers and several major PBMs, challenging manufacturer discounting and rebating practices under various state and federal antitrust laws, including the Robinson-Patman Act. These suits, which have been consolidated in the Northern District of Illinois as part of a Multidistrict Litigation, captioned In re Brand Name Prescription Drug Antitrust Litigation, allege that we knowingly accepted rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin us from future violations of the Robinson-Patman Act. We may settle these cases, but we intend to defend vigorously any cases we are unable to settle on favorable terms. However, any adverse judgment or injunction could significantly limit our ability to obtain discounts and rebates that are essential to our profitability. In connection with our spin-off from Merck, Merck has agreed to indemnify us for substantially all monetary liabilities related to these lawsuits. For a further discussion of this indemnity obligation, see “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck”.

In May 2002, a lawsuit captioned Kessler v. Merck-Medco Managed Care, L.L.C. was filed in the Superior Court of New Jersey. The plaintiff purports to represent a member class claiming that we improperly classified Tamoxifen as a brand name drug, resulting in a higher co-payment for members. The complaint alleges that our classification of Tamoxifen as a brand name drug violates the New Jersey Consumer Fraud Act, and through higher co-payments and prices we have been unjustly enriched. The plaintiff demands that we pay treble damages and turn over any unlawfully obtained profits to a trust. The plaintiff also seeks a permanent injunction and punitive damages. This action has been removed to the U.S. District Court for the District of New Jersey. In December 2002, a putative class action lawsuit containing substantially similar allegations to the Kessler case, captioned Smith v. Medco Health Solutions, Inc., was filed in the Superior Court of New Jersey. The case was also removed to the U.S. District Court for the District of New Jersey and has been consolidated with the Kessler case. A motion to remand these cases to state court is pending. We intend to vigorously defend these claims. The amount of damages sought is not specified and could be material.

We and Merck are named as defendants in a number of purported class action lawsuits relating to our revenue recognition practice for retail co-payments paid by members of plans for which we provide pharmaceutical benefit management services. Recently, the class action lawsuits were consolidated and amended to assert claims against Merck and us and certain of our officers and directors relating to our revenue recognition practices for retail co-payments, rebates received by us, and our independent status. Although Merck has agreed to indemnify us for a significant portion of any damages or settlement paid in connection with these litigations, we could be liable for a material amount of any damages or settlement payment.

In April 2003, we received a letter from a former client alleging that we breached our contract with respect to certain pricing guarantees and prescription dispensing fees. We are presently discussing the matter with our former client and we understand that it has filed a complaint against us but the complaint has not been served.

In addition, we are involved in various claims and legal proceedings of a nature considered normal to our business, principally employment and commercial matters. While it is not feasible to predict or determine the final outcome of these remaining proceedings, we do not believe that they would result in a material adverse effect on our business, profitability or growth prospects.

Facilities

We own or lease 67 facilities throughout the United States and the Commonwealth of Puerto Rico. We believe our facilities are generally well-maintained and in good operating condition and have adequate capacity to meet our current business needs. Our existing facilities contain an aggregate of approximately 3,000,000 square feet. Our corporate offices are located in Franklin Lakes, New Jersey and accommodate our headquarters, including our executive, financial, legal, and client support and operations management staff.

Our home delivery pharmacy infrastructure consists of 11 home delivery pharmacies throughout the United States, nine of which contain prescription processing centers and five of which engage in home delivery dispensing activities. In our prescription processing centers, we receive and record prescriptions, conduct clinical utilization reviews, contact physicians to resolve any questions and then approve and route the prescriptions to one of our five home delivery dispensing pharmacies. In the five dispensing pharmacies, two of which are our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey, we dispense the medication and then pre-sort for shipment to patients by mail or courier. We also operate seven call center pharmacies with access 24 hours a day, seven days a week to respond to calls from our clients, their members, pharmacists and physicians.

The following table sets forth information with respect to our principal facilities:

Location	Owned/Leased	Approximate Square Footage	Type
Franklin Lakes, NJ	Owned	652,000	Corporate headquarters
Willingboro, NJ	Owned	271,000	Automated dispensing pharmacy
Las Vegas, NV	Owned	215,000	Automated dispensing pharmacy, prescription processing center, call center pharmacy
Fair Lawn, NJ	Leased	77,000	Data center
Montvale, NJ	Leased	140,000	Office
Waukesha, WI	Leased	52,000	Office
Parsippany, NJ	Leased	178,000	Prescription processing center, call center pharmacy
Tampa, FL	Leased	143,000	Prescription processing center
Columbus, OH	Owned	136,000	Prescription processing center, dispensing pharmacy
Fairfield, OH	Owned	100,000	Prescription processing center
Liberty Lake, WA	Owned	25,000	Prescription processing center
Fort Worth, TX	Leased	83,000	Prescription processing center
Tampa, FL	Leased	48,000	Dispensing pharmacy
North Versailles, PA	Leased	39,000	Prescription processing center
Richmond, VA	Leased	3,000	Prescription processing center, dispensing pharmacy
Tampa, FL	Leased	124,000	Call center pharmacy
Dublin, OH	Leased	92,000	Call center pharmacy
Columbus, OH	Owned	48,000	Call center pharmacy
Irving, TX	Leased	62,000	Call center pharmacy
Las Vegas, NV	Leased	41,000	Call center pharmacy

Information Technology

Our Information Technology group supports our retail pharmacy claims processing systems, our home delivery systems and clinical, financial, billing and reporting applications needed for our business. We process all prescriptions and benefit claims through computer systems that we operate and maintain at our data center in Fair Lawn, New Jersey. Our data center is staffed 24 hours per day, 365 days per year and provides primary support for all applications and systems required for our business operations. Our data center also houses our information warehouse, which contains over two billion historical claims. We also administer and monitor an extensive data communications network from our data center. This network is linked to the approximately 60,000 retail pharmacies that service our members, all of our call center pharmacies, home delivery pharmacies and sales offices, as well as to hundreds of clients, vendors and other providers. The data center’s operations are sophisticated, containing a high degree of constant internal monitoring and redundancy, and provide protection against system failures or disasters. To protect against loss of data and extended downtime, we store software and redundant files at both on-site and off-site facilities on a regular basis and have contingency operation plans in place. We have contracted with SunGard Recovery Services Inc. to provide backup to the data center in the event of a disaster. Our contingency or disaster recovery plans might not adequately address all relevant issues.

Employees

As of May 1, 2003, we had approximately 13,400 full time employees and approximately 620 part-time employees. We have collective bargaining agreements covering approximately 50% of our employees. These agreements, which have terms ranging from three to nine years, expire at various dates through November 2006. Specifically, approximately 5,800 employees at our facilities in Florida, Nevada, New Jersey, Ohio, Pennsylvania, Texas and Washington are covered by collective bargaining agreements with the Paper, Allied-Industrial, Chemical & Energy Workers International Union, AFL-CIO, CLC; approximately 920 employees at our Nevada and New Jersey call center facilities are covered by collective bargaining agreements with the Retail, Wholesale and Department Store Union, U.F.C.W., AFL-CIO, CLC; and approximately 260 pharmacists at our Columbus, Ohio facility are represented by the Association of Managed Care Pharmacists. We have not experienced any work stoppages in the past five years and consider our relations with our employees and their unions to be good.

Insurance

Our PBM operations, including the dispensing of pharmaceutical products by our home delivery pharmacies, and our health management services, may subject us to litigation and liability for damages. Historically, we have relied on Merck to arrange our insurance coverage and provide risk management services, and we believe that our current insurance protection provided through Merck is adequate for our present business operations. We have obtained property and casualty insurance and are in the process of obtaining our own insurance coverage for all other requirements. We expect to have separate insurance coverage in place prior to the distribution. However, we might not be able to maintain our professional and general liability insurance coverage in the future and insurance coverage might not be available on acceptable terms or adequate to cover any or all potential product or professional liability claims. A successful product or professional liability claim in excess of our insurance coverage, or one for which an exclusion from coverage applies, could have a material adverse effect upon our financial position or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table contains information regarding our executive officers and our directors. Prior to our conversion from a limited liability company to a corporation, the functions of our board of directors were performed by a board of managers.

Name	Age	Position
Richard T. Clark	57	Chairman
David B. Snow, Jr.	48	President and Chief Executive Officer and Director
Robert J. Blyskal	48	Executive Vice President, Operations and Technology
Robert S. Epstein, M.D.	48	Senior Vice President, Medical Affairs and Chief Medical Officer
Stephen J. Gold	44	Senior Vice President, Electronic Commerce Strategy and Delivery
Brian T. Griffin	44	Senior Vice President, Sales
David S. Machlowitz	49	Senior Vice President, General Counsel and Secretary
Arthur H. Nardin	44	Senior Vice President, Pharmaceutical Contracting
Sandra E. Peterson	44	Senior Vice President, Health Businesses
Karin Princivalle	47	Senior Vice President, Human Resources
JoAnn A. Reed	47	Chief Financial Officer and Senior Vice President, Finance
Richard J. Rubino	45	Vice President and Controller
Glenn C. Taylor	51	Senior Vice President, Account Management
Timothy C. Wentworth	43	Executive Vice President, Client Strategy and Service
Kenneth C. Frazier	48	Director
Judy C. Lewent	54	Director

Richard T. Clark served as our President from January 2000 through March 2003 and as a manager/director of our company since June 1997. Mr. Clark was appointed Chairman and Chief Executive Officer in June 2002, and resigned as Chief Executive Officer in March 2003. Mr. Clark joined us in June 1997 as Executive Vice President and Chief Operating Officer. Mr. Clark came to us from the Merck Manufacturing division, where he held the positions of Senior Vice President of Quality and Commercial Affairs from April 1997 to June 1997 and Senior Vice President of North American Operations from May 1996 to April 1997. Mr. Clark will resign his position with us and return to Merck as a senior officer on or prior to the distribution date.

David B. Snow, Jr. has served as our President and Chief Executive Officer and as a director of our company since March 31, 2003. Mr. Snow came to us from WellChoice, Inc. (formerly known as Empire BlueCross BlueShield) where he held the position of Executive Vice President and Chief Operating Officer beginning in April 1999 and then held the position of President and Chief Operating Officer from March 2001 through January 2003. Mr. Snow served as a director of IMPATH Inc. from 1995 until March 1999. From April 1993 to April 1998, Mr. Snow was an Executive Vice President of Oxford Health Plans, a health maintenance organization, and was responsible for marketing, medical delivery systems, medical management and government programs. Pursuant to his employment agreement with us, Mr. Snow will be named Chairman of our board of directors on or prior to June 30, 2003.

Robert J. Blyskal has served as our Executive Vice President, Operations and Technology since April 2002. Mr. Blyskal joined us in May 1993, and has served in a number of positions including Senior Vice President of Operations from September 1999 to March 2002 and Senior Vice President, Pharmacy Operations from July 1995 to August 1999. Mr. Blyskal is responsible for our operating functions, including home delivery pharmacies, customer service, retail claims processing, and information technology and development. Mr. Blyskal also serves on the board of managers of our Systemed L.L.C. subsidiary.

Robert S. Epstein, M.D. has served as our Senior Vice President, Medical Affairs and Chief Medical Officer since August 1996. Dr. Epstein leads our departments of Clinical Analysis and Outcomes Research, Medical Programs and Policies, Clinical Practices and Therapeutics, The Institute for Effectiveness Research, Health Information Management Department and Scientific Affairs. From July 1995 to August 1996, Dr. Epstein served as our Vice President of Outcomes Research. Dr. Epstein joined us from Merck, where he served most recently as Executive Director from February 1994 to July 1995 developing clinical trials and integrating medical and drug data. Dr. Epstein joined Merck in 1988.

Stephen J. Gold has served as our Senior Vice President, Electronic Commerce Strategy and Delivery since September 1999. Mr. Gold is responsible for our electronic commerce business, including marketing, systems development and operational execution, and the information technology systems that support our health management programs and customer service operations. From November 1998 to August 1999, Mr. Gold served as our Vice President, Electronic Commerce. Mr. Gold joined us in July 1993, and served as our Vice President of Technology until October 1998.

Brian T. Griffin has served as our Senior Vice President, Sales since January 1999 and is responsible for our sales organization on a national basis. From November 1995 to December 1998, Mr. Griffin led the insurance carrier business segment and was responsible for our sales within the insurance carrier, Blue Cross/Blue Shield and third-party benefit plan administrators markets. Mr. Griffin joined us in 1988.

David S. Machlowitz has served as our Senior Vice President and General Counsel since May 2000, and is responsible for overseeing our legal affairs. Mr. Machlowitz was appointed as our Secretary in April 2002. Additionally, Mr. Machlowitz’s responsibilities include Government Affairs, Public Affairs, Privacy and Regulatory Compliance. Mr. Machlowitz joined us from Siemens Corporation, a diversified health care, information and electronics technology conglomerate, where he served as Deputy General Counsel from October 1999 to May 2000. Previously, he served as General Counsel and Corporate Secretary of Siemens Medical Systems Inc. from April 1992 to October 1998 and as Associate General Counsel of Siemens Corporation from October 1, 1994 to October 1999.

Arthur H. Nardin has served as our Senior Vice President, Pharmaceutical Contracting since January 1999. Mr. Nardin is responsible for negotiating contracts with pharmaceutical manufacturers, drug purchasing analysis and consulting with clients on formulary drug lists and plan design. From November 1995 to December 1998, Mr. Nardin served as our Vice President, Special Drug Purchasing and Analysis. Mr. Nardin joined us in June 1988 as Manager of Financial Analysis and has held a number of positions with us.

Sandra E. Peterson has served as our Senior Vice President, Health Businesses since joining us in December 1998. Ms. Peterson is responsible for the development and management of services, business development, marketing and strategic alliances. Ms. Peterson joined us from Nabisco, where she served as Executive Vice President of Research and Development from April 1996 to December 1998.

Karin Princivalle has served as our Senior Vice President, Human Resources since joining us in May 2001, and is responsible for company-wide human resource activities. Ms. Princivalle joined us from TradeOut.com, an online business-to-business marketplace, where she served as Vice President, Human Resources from February 2000 to May 2001. Previously, she served as the Vice President of Human Resources for Citigroup’s North American Bankcards Business from May 1998 to August 2000 and Vice President of Human Resources for Citigroup’s Consumer Businesses in Central/Eastern Europe, Middle East, Africa and Asia from March 1997 to May 1998.

JoAnn A. Reed has served as our Senior Vice President, Finance since 1992, and Chief Financial Officer since 1996. Ms. Reed is responsible for all financial activities, including accounting, reporting, planning, analysis, procurement and evaluation. Ms. Reed joined us in 1988, initially serving as Director of Financial Planning and Analysis and later as Vice President/Controller for our former subsidiary, PAID Prescriptions, L.L.C.

Richard J. Rubino has served as our Vice President and Controller since June 1998 and is responsible for accounting and financial reporting. Mr. Rubino joined us in May 1993. In July 1995, Mr. Rubino assumed the role of Vice President, Planning with responsibility for financial, business and strategic planning.

Glenn C. Taylor was appointed Senior Vice President, Account Management in April 2002. Mr. Taylor served as President of our UnitedHealth Group Division from February 1999 to April 2002. From April 1997 to January 1999, Mr. Taylor held positions with Merck as Regional Vice President of the Southeast and Central Business Groups. From May 1993 to March 1997, Mr. Taylor was our Senior Vice President of Sales and Account Management. Mr. Taylor joined us in May 1993 as a result of our acquisition of FlexRx, Inc. a PBM in Pittsburgh, Pennsylvania, where Mr. Taylor was President.

Timothy C. Wentworth has served as our Executive Vice President, Client Strategy and Service since April 2002 and is responsible for client relationships and developing and implementing strategies to acquire and renew clients. Mr. Wentworth joined us as Senior Vice President, Account Management in December 1998 from Mary Kay, Inc., where he spent five years serving initially as Senior Vice President of Human Resources and subsequently as President-International.

Kenneth C. Frazier has served as a manager/director of our company since April 2002. Since December 1999, Mr. Frazier has served as Senior Vice President and General Counsel of Merck, responsible for legal and public affairs functions and The Merck Company Foundation (a not-for-profit charitable organization affiliated with Merck). Previously, he held the positions of Vice President and Deputy General Counsel of Merck from January 1999 to December 1999 and Vice President of Public Affairs and Assistant General Counsel of Merck from January 1997 to January 1999.

Judy C. Lewent has served as a manager/director of our company since April 2002. Since February 2001, Ms. Lewent has served as Executive Vice President and Chief Financial Officer of Merck, and since January 2003, also as President, Human Health Asia of Merck. Ms. Lewent is responsible for financial and corporate development functions, internal auditing, corporate licensing, Merck’s joint venture relationships, Merck Capital Ventures, L.L.C., a subsidiary of Merck and Merck’s prescription drug business in Asia North and Asia South. Previously, she held the position of Senior Vice President and Chief Financial Officer of Merck since January 1993. Ms. Lewent is also a director of Dell Computer Corp. and Motorola, Inc.

Planned Resignations

Our master separation and distribution agreement with Merck will provide that those of our directors, officers and employees who are also officers or employees of Merck or any of its subsidiaries or affiliates and who will continue as officers or employees of Merck or any of its subsidiaries or affiliates after the spin-off will resign as directors or officers of our company immediately before the spin-off. We expect that Richard T. Clark, Kenneth C. Frazier and Judy C. Lewent will resign as directors of our company immediately before completion of the distribution.

Board of Directors

In connection with our conversion from a limited liability company to a Delaware corporation, we established a board of directors composed of three directors. Mr. Snow became the fourth director of our company on March 31, 2003. Pursuant to his employment agreement, Mr. Snow will be named Chairman of our board of directors on or prior to June 30, 2003. In addition, prior to the distribution date, an additional two or more directors will be elected to serve on our board of directors to replace Mr. Clark, Mr. Frazier and Ms. Lewent, who we expect to resign immediately before completion of the distribution.

Immediately after the distribution, our board of directors will be divided into three classes as nearly equal in size as possible. The directors in each class will serve for three-year terms, one class being elected each year by our stockholders. In addition, our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Committees of the Board of Directors

We plan to establish an audit committee, compensation committee and corporate governance and nominating committee of the board of directors, each of which will be comprised of independent directors.

Audit Committee.    The audit committee’s responsibilities will include the annual appointment of our auditors and the review of the scope of audit and non-audit assignments and related fees, the accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures.

Compensation Committee.    The compensation committee’s responsibilities will include the review and approval of the compensation and benefits for our employees, directors and consultants, administration of our employee benefit plans, authorization and ratification of stock option grants and other incentive arrangements and authorization of employment and related agreements.

Corporate Governance and Nominating Committee.    The corporate governance and nominating committee’s responsibilities will include the identification of potential director candidates, evaluation of the performance of our board of directors and management, and oversight of our corporate governance guidelines.

Corporate Governance

In response to recent federal legislation and NYSE initiatives, we intend to:

•	adopt charters for the audit committee, compensation committee and corporate governance and nominating committee;

•	adopt corporate governance guidelines;

•	adopt a code of business conduct and ethics applicable to our directors, officers and employees;

•	confirm that a majority of our board of directors, as well as all members of each of the audit committee, compensation committee and corporate governance and nominating committee are independent as defined by applicable and proposed listing standards of the NYSE and SEC rules; and

•	confirm that at least one member of the audit committee will be a financial expert as defined by applicable SEC and NYSE rules.

Compensation of Directors

Directors who are also our employees, or employees of Merck, receive no additional compensation for their services as directors. We have not yet adopted specific policies on compensation and benefits for directors who are not our employees or employees of Merck. Members of the board of directors or committees of our board of directors will be reimbursed for travel expenses and other out-of-pocket costs incurred in connection with the attendance of meetings.

Compensation Committee Interlocks and Insider Participation

In 2002, we did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by our board of directors.

Executive Compensation

We generally maintain separate employee benefit plans and arrangements from Merck so that, following the distribution, we will generally provide the compensation and employee benefits of our executive officers and all of our other employees. See “—Compensation and Employee Benefit Plans” and “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck—Employee Matters Agreement”.

Summary Compensation Table

The following table sets forth certain compensation information for our Chairman and our four other executive officers who were the most highly compensated for 2002.

	Annual Compensation					Long-Term Compensation
Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options/ SARs (#) (2)	All Other Compensation ($)(3)
Richard T. Clark Chairman	2002 2001	$450,258 395,424	$380,000 365,000	$102,853 57,767	(4) (4)	100,000 85,000	$9,000 7,650

Arthur H. Nardin Senior Vice President, Pharmaceutical Contracting	2002 2001	338,944 266,186	250,000 200,000	— —		35,000 15,000	9,000 7,650

Timothy C. Wentworth Executive Vice President, Client Strategy and Service	2002 2001	369,464 333,715	185,000 200,000	88,750 50,000	(5) (5)	43,500 43,500	— —

Sandra E. Peterson Senior Vice President, Health Businesses	2002 2001	363,126 327,689	180,000 190,000	— —		43,500 43,500	9,000 7,650

Robert J. Blyskal Executive Vice President, Operations and Technology	2002 2001	342,083 305,613	195,000 190,000	— —		43,500 43,500	8,000 7,650

(1)	Principal positions reflect the current positions of the named executive officers.
(2)	Merck options that, for Mr. Clark, will remain Merck options, and for the other named executive officers, will be converted to options to purchase shares of our common stock. Additional information concerning the options is contained in the following section on “—Option/SAR Grants in 2002”.
(3)	Company contribution to the Merck & Co., Inc. Employee Savings and Security Plan or the Medco Health Solutions, Inc. 401(k) Savings Plan.
(4)	Includes $86,161 in 2002 and $47,459 in 2001 for aviation services provided for commuting and other work-related purposes.
(5)	Forgiven amount of indebtedness on relocation loan provided in 1998. The principal amount ($200,000) was forgiven at a rate of $50,000 per year from 1999 to 2002. In addition, $38,750 in interest that had accrued during the four-year life of the loan was forgiven in 2002. There was no outstanding balance as of December 28, 2002.

Option/SAR Grants in 2002

The following table shows all options to acquire shares of Merck common stock granted to the executive officers named in the Summary Compensation Table above for 2002.

	Date of Grant	Number of Securities Underlying Options/ SARs Granted (#)		Individual Grants(1) Percent of Total Options/ SARs Granted to Medco Health Employees in Year(2)		Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
Name								0% ($)	5% ($)	10% ($)
Richard T. Clark	3/1/02	100,000	(4)	1.69%		$62.15	2/29/12	—	$3,908,580	$9,905,109

Arthur H. Nardin	3/1/02 5/1/02	20,000 15,000		.34 .25	% %	62.15 54.76	2/29/12 4/30/12	—	781,716 516,574	1,981,022 1,309,100

Timothy C. Wentworth	3/1/02	43,500.74%				62.15	2/29/12	—	1,700,232	4,308,723

Sandra E. Peterson	3/1/02	43,500.74%				62.15	2/29/12	—	1,700,232	4,308,723

Robert J. Blyskal	3/1/02	43,500.74%				62.15	2/29/12	—	1,700,232	4,308,723

All our employees as a group(5)	—	5,905,121		100.00%		—	—	—	222,053,939	562,728,279

(1)	Options granted in 2002 under the Merck incentive stock plan, or ISP, to our executive officers named in the Summary Compensation Table are exercisable equally in annual installments on the first, second and third anniversaries of the grant date. Upon completion of the distribution, the options granted in 2002 and held by our executive officers named in the Summary Compensation Table (other than Richard T. Clark) and most of our employees will convert to options for shares of our common stock.
(2)	The table shows the percentage of total options granted to our employees under the Merck ISP.
(3)	These amounts, based on assumed appreciation rates of 0%, 5%, and 10% of Merck’s stock price over the exercise price of the applicable grant, as prescribed by the SEC rules, are not intended to forecast possible future appreciation, if any, of Merck’s stock price. If these stock options were not converted to Medco Health stock options upon completion of the distribution (see Note 1 above), no gain to the optionees would be possible without an increase in the price of Merck common stock, which would benefit all Merck stockholders.
(4)	These options are transferable, to the extent permitted by the Merck ISP, to immediate family members, family partnerships and family trusts.
(5)	Options were granted to our employees under the Merck ISP throughout 2002 with various vesting schedules and expiration dates through the year 2012. The exercise price is the fair market price of Merck common stock on the date of grant. The average exercise price of options granted to our employees in 2002 is $59.79. Some of these options will convert to options for our shares upon the distribution; some will remain options for Merck stock. Merck did not issue any stock appreciation rights to any of our employees in 2002.

Aggregate Option Exercises for 2002 and Year-End Option Values

The following table sets forth information with respect to the exercise of Merck stock options by our named executive officers during 2002, the number of unexercised Merck stock options held by our named executive officers on December 28, 2002 and the value of the unexercised in-the-money Merck stock options on that date.

	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Year-End (#)(2)		Value of Unexercised In-The-Money Options at Year-End ($)(3)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard T. Clark	37,000	$819,378	110,000	420,000	$657,500	—
Arthur H. Nardin	—	—	40,000	90,000	611,250	$18,600
Timothy C. Wentworth	—	—	—	210,500	—	—
Sandra E. Peterson	—	—	—	200,500	—	—
Robert J. Blyskal	20,000	669,250	60,000	167,000	1,021,250	—

(1)	Market value on the date of exercise of Merck shares covered by options exercised, less option exercise price.
(2)	When the distribution occurs, some of these options will be converted to options for our shares; some will remain options for Merck stock.
(3)	The value of unexercised in-the-money options, which are options that have a per share exercise price that is less than the fair market value of a share of Merck common stock, as of December 28, 2002 was determined by taking the difference between the fair market value of a share of Merck common stock on December 28, 2002 ($56.00 per share) and the option exercise price, multiplied by the number of shares underlying the options as of that date.

Annual Benefits Payable Under Our Retirement Plans

We maintain two defined benefit retirement plans for our employees, the Medco Health Solutions, Inc. Cash Balance Retirement Plan, a tax-qualified plan covering most of our employees, and the Medco Health Solutions, Inc. Supplemental Employee Retirement Plan, an unfunded plan that covers our more highly paid, non-union employees. The Medco Health Supplemental Employee Retirement Plan, which was adopted as of January 1, 1998, is intended to provide benefits that the Medco Health Cash Balance Retirement Plan does not provide because of limitations on those benefits stipulated by the Internal Revenue Code. If eligible, an individual participates in both plans as the Medco Health Supplemental Employee Retirement Plan does not replace the Medco Health Cash Balance Retirement Plan.

Mr. Snow and the named executive officers, other than Richard T. Clark, participate in the Medco Health Cash Balance Retirement Plan and the Medco Health Supplemental Employee Retirement Plan. A participant’s retirement income is determined in accordance with the following formula: for each calendar year, a participant’s aggregate accrued benefit under the plans, stated as a lump sum value as of January 1 of the calendar year, is increased by an amount equal to the sum of (1) 3.5% of base pay for years of service one through 10, and 4.5% of base pay thereafter as defined in the Medco Health Cash Balance Retirement Plan and (2) the amount of credited interest calculated for the calendar year. A participant in the plans vests in 20% of the participant’s accrued benefit after the completion of three years of service, with the remainder vesting 20% upon completion of each year of service thereafter. The estimated annual retirement income payable as a single life annuity commencing at normal retirement age for Mr. Snow and the named executive officers other than Mr. Clark is: $85,337 for Mr. Snow, $86,754 for Mr. Nardin, $88,229 for Mr. Wentworth, $76,811 for Ms. Peterson, and $54,271 for Mr. Blyskal. These estimates were derived on the basis of the following assumptions: employment will continue to age 65; base salary will increase by 4.0% per year; the interest credit rate will be 4.5% per year; and the annuity conversion rate will be 5.0%. The plans do not provide for an offset for Social Security benefits.

Annual Benefits Payable to Richard T. Clark under Merck & Co., Inc. Retirement Plans

Richard T. Clark participates in the Retirement Plan for Salaried Employees of Merck & Co., Inc. and the Merck & Co., Inc. Supplemental Retirement Plan. Merck allocates to us the full cost of the benefits under these plans.

Compensation and Employee Benefit Plans

After the completion of the distribution, we will maintain employee benefit plans and arrangements for the purpose of providing compensation and employee benefits to our employees, including our executive officers. Some of these plans are described below. These plans and arrangements include an equity incentive plan, an executive severance plan, an employee stock purchase plan, a tax-qualified 401(k) savings plan and a tax-qualified cash balance pension plan. To the extent necessary or advisable under applicable law, Merck, as our sole stockholder, will approve these plans prior to the completion of the distribution.

Treatment of Outstanding Merck Options Held by Our Employees

Each Merck stock option held by our employees granted before February 26, 2002 will remain an option for Merck common stock and be automatically adjusted in connection with the distribution. This adjustment will change the exercise price of the option and the number of shares of Merck common stock subject to the option to reflect the distribution. The formula used in this adjustment will be prescribed by accounting rules and will be designed to put the option holders in the same financial position immediately following the adjustment as existed immediately before the adjustment. Under some of these options, the distribution will result in the option holder being treated as “separated” as defined by the rules and regulations of the Merck stock option plans. Consequently, for some options held by a separated option holder, the term during which the options are exercisable will expire one year after the later of the distribution or the original vesting date. For some other options held by a separated option holder, the exercisability of these options will accelerate and the term during which these options will remain exercisable will expire two years after the separation. Finally, for some of the options held by a separated option holder, the exercisability of these options will continue after the exercise periods resulting from the “separation” terms subject to continued employment with us. This extended exercise period will expire three months after termination of employment with us. For the remainder of the options granted before February 26, 2002, the distribution will not have any effect on the vesting or exercisability of these options, which will continue to be based on continued employment with us.

Substantially all Merck stock options held by our employees granted on or after February 26, 2002 will be automatically converted in connection with the distribution into options to purchase our common stock. The formula used in this conversion will be prescribed by accounting rules and will be designed to put the option holders in the same financial position immediately following the conversion as existed immediately before the conversion. The other terms and conditions of these options will remain the same. The distribution will not have any effect on the exercisability of the converted options, which will continue to be based on continued employment with us. Certain Merck stock options held by our employees granted on or after February 26, 2002 will remain Merck stock options and the option holder will be treated as “separated” upon the distribution. In the case where the option holder is treated as separated, the exercisability of these options will accelerate and they will remain exercisable for at least two years; the exercisability of these options will continue after the exercise period resulting from the “separation” terms subject to continued employment with us. This extended exercise period will expire three months after termination of employment with us.

No option under any circumstance is exercisable after its original expiration date.

Medco Health Solutions, Inc. 2002 Stock Incentive Plan

Our board of directors adopted the Medco Health Solutions, Inc. 2002 Stock Incentive Plan on June 17, 2002 and amended the plan on May 15, 2003. The stock incentive plan authorizes the issuance of 54,000,000 shares of our outstanding common stock. The stock incentive plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and stock options which do not so qualify, stock appreciation rights, restricted stock, performance shares, share awards and phantom stock. The persons eligible to receive grants under the stock incentive plan include our officers, employees and consultants. The stock incentive plan is designed so that options, performance awards and stock appreciation rights are able to comply with the requirements for “performance-based compensation” under Section 162(m) of the Internal Revenue Code and so that all awards comply with the conditions for exemption from the short-swing profit recovery rules of Rule 16b-3 under the Securities Exchange Act of 1934. Currently, our board of directors administers the stock incentive plan. We expect that the compensation committee of our board of directors will serve as the committee that administers the plan. Generally, the administrator has the right to grant options and other awards to eligible individuals and to determine the terms and conditions of options and other awards, including the vesting schedule and exercise price of options. The stock incentive plan provides that the term of any option may not exceed ten years. The stock incentive plan also provides that the compensation committee has the authority to determine the effect of a change of control that occurs following the distribution.

We expect to grant 125,000 restricted stock units to Richard T. Clark under the stock incentive plan as of the completion of the distribution. These restricted stock units will vest 14 months after the grant date, and will be payable as shares of our common stock.

Mr. Clark will also be granted an option to purchase 375,000 shares of common stock under the stock incentive plan. The per share exercise price of the option will be the fair market value of our stock on the date of grant. The option will vest 14 months after the grant date. Subject to certain conditions, the option will be exercisable for ten years from the completion of the distribution.

We are a party to an employment agreement with David B. Snow, Jr., pursuant to which he has served as our Chief Executive Officer, President and a member of our board of directors since March 31, 2003 and will become chairman of our board of directors on or before June 30, 2003. The employment agreement will continue in effect until March 31, 2008 unless earlier terminated by us or by Mr. Snow as described below. Pursuant to Mr. Snow’s agreement, upon completion of the distribution, we will grant Mr. Snow a nonqualified option and restricted stock units under the stock incentive plan as described below in “—Employment Agreement with David B. Snow, Jr.”

We expect to grant nonqualified stock options to purchase 6.5 million shares of common stock to employees, including our executive officers (other than Mr. Snow), as part of our 2003 compensation program. The anticipated grants will not be made until the completion of the distribution. At that time the option price would be set at the fair market value of our common stock. The options would vest in three annual installments.

In connection with the completion of the distribution, we expect to make a special distribution related grant of 4.4 million shares of common stock in the form of nonqualified stock options and restricted stock units to various employees, including our executive officers (other than Mr. Snow), under the stock incentive plan. The options will be priced at the fair market value of our common stock at the date of grant, will have a term of ten years, and they will become vested on the second anniversary of the completion of the distribution. The restrictions on the restricted stock units will lapse in full on the second anniversary of the completion of the distribution, and, at that time, the restricted stock units will be payable as shares of our common stock. We will expense the value of the restricted stock units on a pro rata basis over the term of the restriction.

The terms of the special distribution stock options and the restricted stock units granted to our executive officers and various other employees will provide for pro rata vesting in a portion of the stock options and/or restricted stock units held by the covered participant in the event of termination without cause within two years following the completion of the distribution, subject to non-competition and non-solicitation provisions. All cash payments, and any gains realized by or payments made to a covered employee in connection with stock options or restricted stock units, will be subject to forfeiture or “claw back”, which means that if options are exercised, the proceeds from such exercise must be returned to us if the covered employee violates the non-competition or non-solicitation provision.

The following table sets forth the number of shares of our common stock that are covered by the nonqualified stock options and restricted stock units we intend to grant in connection with the distribution. If, at the completion of the distribution, a blackout in trading of our common stock exists under any of our employee benefit plans (such as the Medco Health Solutions, Inc. 401(k) Savings Plan), grants intended to be made at the completion of the distribution will not be made until the end of the blackout period.

	2003 Annual Stock Option Program	Distribution Stock Awards
	No. of Medco Health Stock Options	No. of Medco Health Restricted Stock Units	No. of Medco Health Stock Options	Total No. of Medco Health shares subject to awards
Richard T. Clark	0	125,000	375,000	500,000
David B. Snow, Jr.	0	*	*	*
Arthur H. Nardin	90,000	15,600	223,600	329,200
Timothy C. Wentworth	90,000	17,700	217,200	324,900
Sandra E. Peterson	90,000	18,400	215,200	323,600
Robert J. Blyskal	90,000	16,200	221,900	328,100
All Executive Officers as a Group (13 persons)	950,000	303,700	2,600,900	3,854,600
Other Employees as a Group (2,900 persons)	5,570,000	18,000	1,500,000	7,088,000

*	For a description of the Medco Health stock options and Medco Health restricted stock units to be granted to Mr. Snow, see “Employment Agreement with David B. Snow, Jr.”

Medco Health Solutions, Inc. 2002 Executive Severance Plan

Our board of directors adopted the Medco Health Solutions, Inc. 2002 Executive Severance Plan for our executive officers effective December 1, 2002 to alleviate concerns that their employment may be terminated in connection with the distribution. Severance pay and benefits will be available to our executive officers under the plan in the event of a termination of employment without cause on or before November 30, 2005. Benefits available to our executive officers under this plan consist of (1) a cash payment equal to one year of base salary plus pro rata bonus and (2) payment of up to twelve months of premiums for COBRA continuation coverage. See “—Medco Health Solutions, Inc. 2002 Stock Incentive Plan”. Mr. Snow is entitled to severance payment benefits under his employment agreement rather than this plan. See “—Employment Agreement with David B. Snow, Jr.”

Annual Incentive Plan

For 2004, we intend to adopt our own annual incentive plan pursuant to which we will make annual cash bonuses to our employees, including our executive officers, to provide them with an incentive to carry out our business plan and to reward them for having done so. We intend to set performance goals in each year at the beginning of the year, and we intend to determine the bonuses based on an evaluation of our performance in light of those goals.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

We are a party to agreements with some of our executive officers and other employees. These agreements provide that the covered employees will refrain from competitive activity during and within one or two years after termination of their employment. The competitive activity covered by the agreements includes providing services to our competitors, soliciting our employees and customers, and disclosing our confidential information. Under some of these arrangements, in consideration of these covenants, the covered employees are entitled to receive a cash payment equal to up to one year of base salary and employee benefits for some period up to one year. We will be responsible for any payments and benefits due under these agreements.

Employment Agreement with David B. Snow, Jr.

We are a party to an employment agreement with David B. Snow, Jr., pursuant to which he has served as our Chief Executive Officer, President and a member of our board of directors since March 31, 2003 and will become chairman of our board of directors on or before June 30, 2003. The employment agreement will continue in effect until March 31, 2008 unless earlier terminated by us or by Mr. Snow as described below.

Pursuant to the agreement, Mr. Snow’s minimum base salary is $800,000 and is subject to periodic review. In addition, Mr. Snow is eligible to participate in our annual incentive bonus plan at a target bonus level equal to 100% of his base salary. Mr. Snow will generally be eligible to participate in the employee benefit programs that we make available to our senior executives, and he will also receive perquisites such as financial planning services and an automobile allowance.

The agreement provides that Mr. Snow is entitled to receive annual long-term incentive awards. Mr. Snow will receive his first annual long-term incentive award in the first quarter of 2004. The form of this long-term incentive award (for example, stock options and/or restricted stock units) will be determined by our board of directors, but this initial award will have an aggregate economic value of $4,800,000. For example, if the initial grant is made entirely by way of a nonqualified stock option, the number of shares subject to the option will be determined by dividing the $4,800,000 by the per share Black-Scholes value of a nonqualified stock option. The resulting number of shares subject to this initial award will be used as a target in determining the amount of future long-term incentives awards. If the form of future annual long-term incentive awards is changed (for example, from stock options to restricted stock), the alternative long-term incentive must have an economic value at grant that is equivalent in value to the forgone incentives.

Upon completion of the distribution, we will grant Mr. Snow nonqualified options and restricted stock units pursuant to the Medco Health Solutions, Inc. 2002 Stock Incentive Plan. The number of shares subject to the options will be determined by dividing $5,000,000 by the estimated per share Black-Scholes value of a nonqualified stock option. The exercise price of the options will be the per share fair market value of our stock on the date of grant as determined by our board of directors, and the options will have a ten-year term. The number of shares subject to the restricted stock units will be determined by dividing $2,500,000 by the per share fair market value of our common stock on the date of grant as determined by our board of directors. The options will vest, and the restrictions on the restricted stock units will lapse, on the third anniversary of the date of grant, subject to earlier, pro rata vesting and lapsing upon termination of Mr. Snow’s employment by us without cause so long as Mr. Snow has remained employed by us for at least one year as of his date of termination. In addition, if Mr. Snow’s employment is terminated by us or any successor other than for cause within one year of a change in control, the options will become fully vested, and the restrictions on the restricted stock units will lapse in full. The restricted stock units will be converted into shares of our common stock when the restrictions lapse.

We may terminate Mr. Snow’s employment at any time with or without cause, and Mr. Snow may terminate his employment for good reason (as these terms are defined in the agreement). If we terminate Mr. Snow’s employment without cause or by reason of disability, or if Mr. Snow terminates his agreement for good reason, Mr. Snow will be entitled to receive, in addition to benefits previously earned, severance in an amount equal to two times (one times in the case of disability) the sum of his current base salary plus his most recent annual bonus (together with health benefit continuation for 24 months (12 months in the case of disability)). These severance payments will be paid in 24 equal monthly installments (12 equal monthly installments in the case of disability) and are conditioned upon Mr. Snow’s continued compliance with non-competition, non-solicitation, confidentiality and other covenants. In the event that Mr. Snow’s employment is terminated within one year of a change in control, Mr. Snow will be entitled to receive, in addition to benefits previously earned, severance in a lump sum amount equal to three times the sum of his current base salary plus his most recent annual bonus (together with health benefit continuation for 12 months), and the foregoing severance payment will be subject to a gross-up payment for golden parachute excise taxes. All of the foregoing severance payments are conditioned upon Mr. Snow’s execution of a general release of claims.

Medco Health Solutions, Inc. 2001 Employee Stock Purchase Plan

We currently maintain the Medco Health Solutions, Inc. 2001 Employee Stock Purchase Plan. The plan permits some of our full-time employees who earn less than $120,000 base pay per year to purchase shares of Merck common stock at 85% of their fair market value periodically through accumulated payroll deductions during consecutive three-month plan offerings. Each employee may use up to 10% of gross pay for these purchases, although the fair market value of the shares purchased may not exceed $25,000 for any calendar year. Initially, 800,000 shares of Merck common stock were reserved for issuance under the plan (subject to adjustments in the event of changes in Merck’s capitalization). This plan is expected to terminate as of the end of the current offering period (June 27, 2003). Following the completion of the distribution, we expect to adopt a new employee stock purchase plan to purchase our common stock. We expect the terms of the new plan to be substantially the same as the current plan. It is anticipated that 750,000 of our shares of common stock will be available for issuance under the new plan. The new plan is expected to terminate automatically in December 2004 or when the maximum number of shares has been purchased, whichever is earlier, or at the discretion of our board of directors, which is consistent with the termination provisions of the current plan. Shares purchased under the current plan are not eligible for the tax treatment provided under Section 423 of the Internal Revenue Code.

Retirement Benefits

401(k) Savings Plan.    We currently maintain the Medco Health Solutions, Inc. 401(k) Savings Plan for the benefit of substantially all of our employees, including our executive officers. The plan is tax qualified under Section 401 of the Internal Revenue Code. The plan permits participants to make pre-tax deferrals of up to 15%

of their base salary or base wages (10% in the case of highly compensated participants). We make a matching contribution for each participant of up to 4.5% of the participant’s base salary or base wages (depending on the participant’s deferrals). In general, participants become vested in these matching contributions at a rate of 25% per year beginning upon the completion of two years of service.

Cash Balance Plan.    We currently maintain the Medco Health Solutions, Inc. Cash Balance Retirement Plan for the benefit of substantially all of our employees, including our executive officers. The plan is tax-qualified under Section 401 of the Internal Revenue Code. We also maintain a non-tax-qualified supplemental plan to pay to a select group of management and highly compensated employees benefits that are earned but not payable from the Medco Health Cash Balance Retirement Plan due to compensation and benefit limitations imposed on qualified plans. Under the plans, during each year of participation, participants are credited with benefit accruals equal to a percentage of base salary or base wages. Participants are also credited with interest credits on these benefit accruals. In general, participants become fully vested in their accrued benefits under the plans at a rate of 20% per year beginning upon the completion of three years of credited service. We make contributions under the tax-qualified plan at times and in amounts necessary to provide the benefits under the plan, as required by law. We do not, however, guarantee either the making of contributions or the accrual of benefits under this plan. The supplemental plan is unfunded.

On May 16, 2002, the PBGC notified Merck that it had determined, on the basis of a hypothetical plan termination and actuarial assumptions, that the Medco Health Cash Balance Retirement Plan is underfunded by approximately $32 million. Under assumptions used to develop our financial statements at December 29, 2001, which assume continuation of the plan, the underfunded status of the plan was approximately $4 million. The PBGC’s use of a hypothetical termination is customary, reflecting its obligation to insure defined benefit plans like the Medco Health plan and should not be interpreted as reflecting any intention by us or the PBGC to terminate the plan. At this time we believe that any resolution of this matter will not adversely affect plan participants. We do not have any intention to terminate the plan. See “Risk Factors—Risks Relating to Our Business—As a result of our discussions with the Pension Benefit Guaranty Corporation relating to the Medco Health Cash Balance Retirement Plan, our liabilities and obligations under the plan could accelerate” and Note 7 to our audited consolidated financial statements included elsewhere in this information statement.

Indebtedness of Management to Us.    In 1998, we provided Timothy C. Wentworth, our Executive Vice President, Client Strategy and Service, with a relocation loan of $200,000 at an interest rate of 7.75 percent. We forgave the principal of this loan at the rate of 25% per year over four years. The largest amount outstanding under the loan during 2002 was $88,750, consisting of a $50,000 balance and accrued interest of $38,750 over the term of the loan, all of which was forgiven on December 14, 2002.

RELATIONSHIPS BETWEEN OUR COMPANY AND MERCK & CO., INC.

Our predecessor companies, including Merck-Medco Managed Care, L.L.C., have conducted our PBM business since 1983, and since 1993 we have been wholly owned by Merck & Co., Inc. Merck-Medco Managed Care, L.L.C. converted from a limited liability company to a Delaware corporation in May 2002 and subsequently changed its name to Medco Health Solutions, Inc.

Historical Relationship with Merck

We have been a wholly owned subsidiary of Merck since 1993. As a result, in the ordinary course of our business, we have received various services provided by Merck, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. Merck has also provided us with the services of a number of its executives and employees. Our historical financial statements include allocations by Merck of a portion of its overhead costs related to these services. These cost allocations have been determined on a basis that we and Merck consider to be reasonable reflections of the use of these services. Merck allocated to us $25.4 million in 2000 and $26.4 million in 2001 of expenses it incurred for providing us these services. During 2002, Merck allocated to us $27.4 million of expenses and we directly incurred an additional $4.5 million for these services. By the end of the second quarter of 2003, we expect to have assumed responsibility for substantially all of these services and their related expenses. We expect the total cost of these services to aggregate approximately $35 million to $40 million in 2003, including a charge from Merck of $0.4 million, and approximately $40 million to $45 million in 2004. In addition, during 2002 we incurred $7.7 million of non-recurring costs associated with our transition to operating as a separate company for systems implementation and conversion, the change of our corporate name and other matters. We expect to incur $2 million of non-recurring costs during 2003 as we complete our transition to a separate company.

In addition to the general and administrative costs described above, we recorded purchases of prescription drugs from Merck for sale through our home delivery pharmacies, at a price that we believe approximates the price an unrelated third party would pay. The cost of these products is included in our cost of revenues. Purchases of home delivery inventory from Merck included in cost of revenues totaled $1,106.4 million in 2000, $1,344.7 million in 2001, $1,415.0 million in 2002 and $354.2 million in the first quarter of 2003. The cost of purchases from Merck as a percentage of cost of revenues was 5.2% in 2000, 4.8% in 2001, 4.5% in 2002 and 4.4% in the first quarter of 2003. Historically, we recorded rebates from Merck based upon the volume of Merck prescription drugs dispensed either by our home delivery pharmacies or through our retail pharmacy networks. The gross rebates recorded in cost of revenues as received from Merck totaled $350.5 million in 2000, $439.4 million in 2001, $443.9 million in 2002 and $110.6 million in the first quarter of 2003.

Merck has historically provided credit support arrangements and guarantees for our performance under certain client contracts and lease obligations. Under the terms of the master separation and distribution agreement with Merck, we will use commercially reasonable efforts to cause Merck to be released from those obligations.

We also generate revenues from sales to Merck of pharmaceutical benefit management and other services. These net revenues were $72.9 million in 2000, $99.9 million in 2001, $115.2 million in 2002 and $28.4 million in the first quarter of 2003. Revenues derived from sales to Merck were not material in relation to overall revenues in these periods.

For additional information about our relationship with Merck, see Note 11 to our audited consolidated financial statements and Note 7 to our unaudited interim consolidated financial statements included elsewhere in this information statement.

Merck’s Distribution of Our Stock

Merck will be our sole stockholder until completion of the distribution. In connection with the distribution, Merck is distributing its entire equity interest in us to its stockholders in a transaction that is intended to be tax-free to Merck and its U.S. stockholders. The distribution will be subject to a number of conditions, some of which are more fully described below under “—Agreements Between Us and Merck—Master Separation and Distribution Agreement”. Merck may, in its sole discretion, change the terms of the distribution or decide not to complete the distribution before the distribution date.

Agreements Between Us and Merck

This section describes the material provisions of agreements between us and Merck. The description of the agreements is not complete and, with respect to each material agreement, is qualified by reference to the terms of the agreement, which has been filed as an exhibit to the registration statement on Form 10 of which this information statement is a part. We encourage you to read the full text of these material agreements. We have entered or will enter into these agreements with Merck prior to the completion of the distribution in the context of our relationship as a wholly owned subsidiary of Merck. The prices and other terms of these agreements may be less favorable to us than those we could have obtained in arm’s-length negotiations with unaffiliated third parties for similar services or under similar agreements. See “Risk Factors—Risks Relating to Our Relationship with Merck”.

Master Separation and Distribution Agreement.    The master separation and distribution agreement contains the key provisions relating to the distribution by Merck to its stockholders of our common stock. We expect to enter into this agreement with Merck on or prior to the distribution date.

On or prior to the distribution date, Merck and we will enter into the following ancillary agreements governing various ongoing relationships between Merck and us following the distribution date:

•	an indemnification and insurance matters agreement;

•	a tax responsibility allocation agreement;

•	an employee matters agreement; and

•	a confidential disclosure agreement.

We and Merck are also currently party to the following agreements, all of which will continue in effect after the distribution:

•	an amended and restated managed care agreement;

•	a patient assistance program agreement;

•	an e-health services agreement;

•	a point-of-care data services agreement;

•	a data flow continuation agreement;

•	an integrated prescription drug program master agreement;

•	a research study agreement; and

•	a consumer marketing data services agreement.

To the extent that the terms of any of these ancillary agreements (including those agreements with Merck that we are currently party to) conflict with the master separation and distribution agreement, the terms of these ancillary agreements will govern. We describe these agreements more fully below.

Merck Dividend.    At Merck’s request, we are paying cash dividends aggregating $2 billion to Merck prior to or concurrently with the completion of the distribution, as part of its plan to maximize the value of Merck’s investment in our company to Merck and its stockholders. In determining the amount of the dividends, our board of directors and Merck considered our ability to service the debt we will incur to pay the dividends and the appropriate capital structure for our company to be able to compete effectively in our industry. The dividends will be provided for in the master separation and distribution agreement. See “Dividend Policy”.

Treatment of Intercompany Accounts.    Under the terms of the master separation and distribution agreement, Merck will settle in cash the net intercompany receivable due to us arising from transactions occurring on or after December 29, 2001.

The Spin-Off.    Under the master separation and distribution agreement, we are obligated to use our reasonable commercial efforts to satisfy various conditions before we complete the distribution, including, but not limited to, the following conditions, each of which Merck may waive:

•	we must have entered into the senior secured credit facility and the accounts receivable financing facility and completed the senior unsecured notes offering prior to the distribution date to allow us to pay Merck the cash dividends aggregating $2 billion; and

•	we must not have taken any action to revoke or rescind the cash dividends aggregating $2 billion payable to Merck.

In connection with the distribution we will also agree to:

•	prepare and send to Merck’s stockholders this information statement and other information concerning us, the spin-off and other matters that Merck reasonably determines is necessary or required by law before the spin-off becomes effective;

•	prepare and file with the SEC the documentation to effect the spin-off and use our reasonable commercial efforts to obtain all necessary approvals from the SEC;

•	prepare and file with the NYSE an application to list the shares that will be distributed in the spin-off and use our reasonable commercial efforts to have those shares listed on the NYSE; and

•	take the actions necessary under the securities or blue sky laws of the United States and any comparable laws under any foreign jurisdiction.

Merck may, at its sole discretion, change the terms of the spin-off, including the date of the spin-off, or decide not to complete the spin-off. Merck intends to complete the spin-off subject to the following conditions, any of which Merck may waive:

•	the Form 10 shall be effective under the Exchange Act, with no stop order in effect with respect thereto, and this information statement shall have been mailed to Merck’s stockholders;

•	the actions and filings necessary under state securities and blue sky laws of the United States and any comparable laws under any foreign jurisdictions must have been taken and become effective;

•	our common stock shall have been approved for listing on the NYSE, subject to official notice of issuance.

•	the IRS must have issued a favorable tax ruling on the tax-free status of the spin-off to Merck and its U.S. stockholders and that the spin-off qualifies as a tax-free spin-off under Section 355 and as a tax-free reorganization under Section 368(a)(1)(D) of the Internal Revenue Code;

•	the amended and restated certificate of incorporation and bylaws described below under “Description of Capital Stock” must be in effect;

•	each ancillary agreement must be duly executed and delivered and be in full force and effect;

•	we must pay the cash dividends aggregating $2 billion to Merck prior to or concurrently with the completion of the distribution;

•	all material government approvals necessary to complete the spin-off must be in effect;

•	no legal restraints may exist preventing the spin-off and no other event outside the control of Merck has occurred or failed to occur that prevents the completion of the spin-off; and

•	nothing shall have happened that makes the spin-off inadvisable in the judgment of Merck’s board of directors.

Information Exchange.    We and Merck will agree to share information with each other for use as long as no law or agreement is violated, it is not commercially detrimental to us or Merck, and no attorney-client privilege is waived:

•	to satisfy reporting, disclosure, filing and other obligations;

•	in connection with legal proceedings other than claims that we and Merck have against each other;

•	to comply with obligations under the agreements between Merck and us; and

•	in connection with the ongoing businesses of Merck and our company as it relates to the conduct of these businesses before the spin-off.

Merck and we will also agree:

•	to maintain adequate systems and controls to allow the other to satisfy its own reporting, accounting, audit and other obligations;

•	to use reasonable commercial efforts to retain information that may be beneficial to the other; and

•	to use reasonable commercial efforts to provide the other with employees, personnel, officers or agents for use as witnesses in legal proceedings and any books, records or other documents that may be required by the other party for the legal proceedings.

Auditing Practices.    We will agree:

•	not to select an independent accounting firm different from Merck’s for years after 2001 that include any financial reporting period for which our financial results are consolidated with Merck’s financial statements;

•	to use reasonable commercial efforts to cause our auditors to date their opinion on our audited annual financial statements on the same date that Merck’s auditors date their opinion on Merck’s consolidated financial statements and to enable Merck to meet its timetable for the printing, filing and the dissemination to the public of any of its annual financial statements that include any financial reporting period for which our financial results are consolidated with Merck’s financial statements;

•	to provide Merck with all relevant information that Merck reasonably requires to enable Merck to prepare its quarterly and annual financial statements for quarters or years that include any financial reporting period for which our financial results are consolidated with Merck’s financial statements;

•	to grant Merck’s internal auditors access to the personnel performing our annual audits and quarterly reviews and the related work papers; and

•	not to change our accounting principles, or restate or revise our financial statements, if doing so would require Merck to restate or revise its financial statements for periods in which our financial results are included in Merck’s consolidated financial statements unless we are required to do so to comply in all material respects with generally accepted accounting principles and SEC requirements.

Planned Resignations.    The master separation and distribution agreement will provide that those of our directors, officers and employees who are also directors, officers or employees of Merck or any of its subsidiaries or affiliates and who will continue as directors, officers or employees of Merck or any of its subsidiaries or affiliates after the spin-off, will resign as directors, officers or employees of our company immediately before the spin-off. We expect that Richard T. Clark, Kenneth C. Frazier and Judy C. Lewent will resign as directors of our company immediately before the distribution.

Credit Support Releases.    We will also agree to use commercially reasonable efforts to cause Merck to be released unconditionally from all credit support obligations that Merck issued for our benefit. If we do not obtain releases for all credit support obligations, in the event that Merck is required to indemnify us for certain liabilities, Merck will have the right to offset any amounts paid by Merck with respect to the credit support obligations against any obligations Merck may have to us. Additionally, we will agree to indemnify Merck from all liabilities relating to these credit support obligations and that Merck will have the right to obtain, at our expense, insurance coverage to cover any such liabilities.

Patent License.    We will grant to Merck a worldwide, non-exclusive, non-royalty bearing, irrevocable license to use certain of our existing and proposed patents.

Non-competition.    Under the master separation and distribution agreement, we will agree that, for five years after the distribution date, neither we nor any of our current or future affiliates will engage in any activities or lines of businesses similar to the development, manufacture or marketing of human or animal health products, other than the conduct of the PBM business by us in accordance with our practices before the distribution date. We will, however, be permitted during this five-year period to make acquisitions of and investments in any company that conducts these prohibited activities or businesses if these activities or businesses of the acquired company or company invested in do not represent more than 20% of that company’s consolidated revenues or net income.

In addition, if we acquire a company that conducts prohibited businesses and activities and we subsequently determine to dispose of any of those prohibited activities or businesses within five years of the distribution date, we will be required to provide Merck with a right of first offer to acquire the activities or businesses to be disposed.

Our agreement not to compete with Merck will not apply to any person who becomes an affiliate of ours after the distribution date as a result of acquiring our shares.

Use of Merck Name and Mark.    After the distribution date, Merck will continue to own all rights in the “Merck” name and logo. We will be required to remove the “Merck” name from the names of our subsidiaries and stop using the “Merck” name and logo shortly after the distribution date.

Expenses.    Merck will pay all out-of-pocket costs and expenses incurred by Merck and us related to the distribution. We will pay all out-of-pocket costs and expenses incurred by Merck and us related to the notes offering, our senior secured credit facility and accounts receivable financing, including all underwriting fees, discounts and commissions incurred for the notes offering and our credit facility.

Termination and Amendment of the Agreement.    Merck may amend the master separation and distribution agreement at any time prior to the consummation of the distribution without our approval. Merck in its sole discretion can terminate the master separation and distribution agreement and all ancillary agreements at any time before the consummation of the distribution. Neither we nor Merck may terminate the master separation and distribution agreement at any time after the consummation of the distribution unless the other agrees.

Managed Care Agreement.

General.    Effective in July 2002, we entered into a managed care agreement with Merck, which we recently amended and restated. The agreement, which continued our commercial relationship with Merck, provides us with the opportunity to earn both formulary access and market share rebates based on the level of utilization of Merck patented products under plans we manage or administer. The agreement also contains a general commitment by Merck to use its commercially reasonable efforts to ensure that, for each year, if we comply with our obligations under the agreement, we will have the opportunity to earn rebates and discounts on Merck patented products that are competitive with those offered by Merck to the pharmacy benefit manager that receives the highest level of rebates and discounts from Merck in that year out of a peer group of pharmacy benefit managers. Overall, the agreement is designed to preserve our opportunity to earn rebates if Merck patented products are accessible to members under plans we manage or administer on a basis no less favorable than competitive patented products and if we achieve certain market share levels of Merck patented products under those plans. The agreement, which expires on July 1, 2007 unless terminated earlier, contains a number of terms that are not contained in, or are substantially different from comparable provisions of, our agreements with other pharmaceutical manufacturers. We describe below the principal terms of the amended and restated managed care agreement.

Our historical financial statements include recorded rebates from Merck based upon the volume of Merck patented products dispensed either by our home delivery pharmacies or through our retail pharmacy networks and the level of control we exercise over drugs utilized under our clients’ plans. The gross rebates recorded as received from Merck totaled $350.5 million in 2000, $439.4 million in 2001, $443.9 million in 2002 and $110.6 million in the first quarter of 2003. Taking into account anticipated changes in volume and mix of Merck patented products dispensed to members of our clients’ plans and assumptions regarding aggregate sales of Merck patented products under the plans we manage or administer, we estimate that the level of gross rebates we have the opportunity to earn under the managed care agreement during 2003 will generally be comparable to the level of rebates we earned under the agreement and other arrangements between us and Merck that were in effect in 2002. However, because the agreement became effective beginning in the third quarter of 2002, the actual rebates for the first two quarters of 2002 were calculated without taking into consideration the provisions regarding reduction or loss of rebates described below under “—Reduction of or Ineligibility for Rebates”.

Standardized Formulary, Offer, Best Efforts, Notice and Informational, and Market Share Obligations.  The agreement requires that we comply with various obligations, including:

•	ensuring that all Merck patented products are included in each of our standardized formularies on the most preferred branded tier;

•	making offers and proposals to potential, new or existing plans relating to the treatment of Merck patented products under those plans;

•	using our best efforts to ensure that Merck patented products are made available to members under plans we manage or administer with no less favorable access, and on a no less favorable clinical or economic basis, than competitive patented products;

•	providing notices and information to Merck and our clients, affording Merck the opportunity to communicate with us and our clients regarding Merck patented products and the recommendations we make to our clients regarding those Merck products; and

•	ensuring that for each quarter the dollar-weighted ratio of (a) the market shares of Merck patented products under plans we manage or administer to (b) the national third-party market shares of Merck patented products (excluding prescriptions under plans we manage or administer) is at or above a minimum level.

We describe our specific obligations under these provisions below.

When we refer to utilization controls in this description, we mean controls that are implemented under plans we manage or administer, including prior authorization requirements and other interventions or communications with physicians or members, that have the purpose or effect of restricting the use of a Merck patented product, encouraging the use of a competitive patented product or restricting the use of patented products in the therapeutic category that includes that Merck product.

Standardized Formulary Obligations.    We must ensure that (i) all Merck patented products are included in each of our standardized formularies on the most preferred branded tier from which members are encouraged to request, and/or physicians are encouraged to prescribe (consistent with their professional judgment and all applicable laws), patented pharmaceutical products, and (ii) the co-payments for all Merck patented products under our standardized formularies would be at least as low as the lowest co-payment payable for any competitive patented product included in the therapeutic category which includes the Merck patented product. These provisions do not preclude us from adding new competitive patented products to our standardized formularies or removing or not including Merck patented products on our standardized formularies solely for clear and demonstrated objective safety reasons.

Within four months from the introduction of a new patented product by Merck, we must ensure that the relevant pharmacy and therapeutics committees responsible for each of our standardized formularies review that product for potential inclusion in such formularies. We must comply with the “standardized formulary” obligations described above as soon as the relevant committee approves a new Merck patented product for inclusion in a standardized formulary of ours.

If we breach our “standardized formulary” obligations for any quarter, for that quarter we will be ineligible to receive formulary access rebates from Merck for the utilization of Merck patented products under the plans we manage and administer, and Merck may be entitled to seek damages or injunctive relief. See “—Reduction of or Ineligibility for Rebates”.

Offer Obligations.    We must present and offer to each new or potential plan we do or may manage or administer one or more of our standardized formularies as the formularies for those plans. We may also present or offer customized formularies that treat Merck patented products at least as favorably as do our standardized formularies or other customized formularies Merck allows us to offer. We may offer to implement utilization controls that apply to Merck patented products or competitive patented products only if those controls have been approved by Merck as eligible for formulary access rebates or otherwise approved by Merck for a particular offer. We may also offer a client other utilization controls that the client expressly requests. These obligations also apply whenever an existing client indicates to us that it is reviewing a therapeutic category, contemplating a change to the formulary, or considering a change to, or adoption of, utilization controls relating to Merck patented products or competitive patented products (or the therapeutic class containing such products) under a plan we manage or administer.

Without Merck’s approval, we may not offer, encourage or propose to any potential, new or existing client or plan we do or may manage or administer to:

•	deviate from one of our standardized formularies, other than to use customized formularies that treat Merck patented products no less favorably than do our standardized formularies;

•	deviate from one of our customized formularies that treat Merck patented products at least as favorably as do our standardized formularies, other than to adopt one of our standardized formularies;

•	change the formulary status of a Merck patented product under a plan we manage or administer to be less favorable to that product;

•	adopt utilization controls, other than those approved by Merck as eligible for formulary access rebates; or

•	deviate from or modify utilization controls that have been approved by Merck as eligible for formulary access rebates other than to make the utilization controls less restrictive with respect to Merck patented products or to offer other utilization controls approved by Merck as eligible for formulary access rebates.

If we breach the “offer” obligations described above with respect to any plan, we will generally not be eligible to receive formulary access rebates in the future for utilization of Merck patented products under that plan. See “—Reduction of or Ineligibility for Rebates”. Moreover, a breach by us of these “offer” obligations may entitle Merck to seek damages or injunctive relief.

Best Efforts.    We are required to use our best efforts to ensure that Merck patented products are made available to members under plans we manage or administer with no less favorable access, and on a no less favorable clinical or economic basis, than competitive patented products and are made available for all indications for which the Merck patented products may be legally prescribed. This requirement obligates us to use our best efforts to ensure that, with respect to Merck patented products, each plan we manage or administer adheres to one of our standardized formularies or customized formularies that treat Merck patented products at least as favorably as do our standardized formularies, and to the extent any Merck patented product or any competitive patented product is subject to any utilization controls under a plan, those utilization controls treat the affected Merck patented product no less favorably than the most favorable utilization control approved by Merck as eligible for formulary access rebates with respect to that Merck patented product.

We must comply with the “best efforts” obligations described above with respect to any new Merck patented product no later than 30 days after the pharmacy and therapeutics committee responsible for any plan we manage or administer approves that product for inclusion in such plan’s formulary.

Our “best efforts” obligations do not preclude us from reducing the formulary status of Merck patented products solely for clear and demonstrated objective safety reasons. We will also not be in breach of the “best efforts” obligations in any case in which compliance would have a clear and objective material adverse economic impact on a plan sponsor, and we provide Merck with appropriate notice.

If we breach our “best efforts” obligations with respect to any Merck patented product available under a plan for any quarter, we will not be eligible to receive formulary access rebates for the utilization of that Merck patented product under that plan for that quarter, as described below, and Merck may be entitled to seek damages or injunctive relief. See “—Reduction of or Ineligibility for Rebates”.

In addition, we must use our best efforts to avoid any practices that restrict or discourage use of Merck patented products under plans we manage or administer, and we must not take any action to prefer competitive patented products over Merck patented products, in each case except for clear and objective safety reasons or where those actions would have a clear and objective material adverse economic impact on a plan sponsor. In addition, we must encourage utilization of Merck patented products where medically appropriate. If we breach any of these “best efforts” obligations, Merck may be entitled to seek damages or injunctive relief.

Notice, Informational, Communication and Recommendation Obligations.    We are subject to a variety of notice, informational, communication and recommendation obligations, which we refer to collectively as our “notice and informational” obligations, including but not limited to the following:

•	to provide fair clinical and economic comparisons of each Merck patented product and competitive patented product to existing, potential or new clients and plans we do or may manage or administer;

•	to base modeling and presentations with respect to Merck patented products and competitive patented products on complete and accurate data and reasonable methodologies and assumptions;

•	to conduct appropriate monitoring and to notify Merck when we learn or obtain information that a client or plan we manage or administer is considering:

•	not adopting or not adhering to one of our standardized formularies or customized formularies that treat Merck patented products at least as favorably as do our standardized formularies,

•	implementing any utilization controls such that Merck patented products will be treated less favorably than under utilization controls approved by Merck as eligible for formulary access rebates,

•	making Merck patented products available on a basis that is less favorable than competitive patented products or otherwise disadvantaging a Merck patented product relative to competitive patented products,

•	disadvantaging an entire therapeutic category that includes a Merck patented product,

•	implementing clinical program(s) which negatively impact a Merck patented product or a therapeutic category that includes that Merck patented product,

•	conducting a routine review or evaluation of a therapeutic category containing a Merck patented product, or

•	restricting the availability of any Merck patented product for any indication for which such product may be legally prescribed.

•	when we learn or obtain information that a client or plan we manage or administer is considering any of the actions described above, to use our best efforts to ensure that Merck will have adequate opportunity to provide complete and accurate information, to communicate in a timely fashion with the applicable client or plan and to discuss with us and the relevant sponsor to seek to resolve such circumstance to the extent requested by Merck;

•	to provide Merck with an opportunity to review the assumptions, methodologies, market share and cost information we use to evaluate Merck patented products, Merck programs or utilization controls before we use such information in any presentations to clients;

•	to offer Merck the opportunity to review in advance the accuracy and labeling consistency of clinical information to be utilized by us or made available to existing, potential or new plans, their sponsors and the pharmacy and therapeutics committees responsible for those plans, in connection with any clinical review of any Merck patented product, Merck program or utilization controls affecting Merck patented products;

•	to provide Merck with the opportunity to discuss in-depth with our clinical and economic influencers and decision makers the clinical and economic benefits of Merck patented products;

•	to ensure that any recommendations we make to existing, potential or new clients or plans are favorable to Merck patented products; and

•	to present clinical and economic information, which must be accurate and complete, about relevant Merck patented products to clients and plans we manage or administer and their sponsors when we negotiate or renegotiate our contracts, or discuss pricing, with them, if in the then most recently completed quarter, the plans were not eligible to receive formulary access rebates for any Merck patented product due to their (i) failure to adhere to one of our standardized formularies, to a customized formulary that treats Merck patented products at least as favorably as under our standardized formularies, or to a customized formulary approved by Merck specifically with respect to a particular plan, or (ii) implementation of utilization controls not approved by Merck as eligible for formulary access rebates.

If we breach the “notice and informational” obligations described above for any quarter, we will be ineligible for that quarter to receive formulary access rebates from Merck for the utilization of Merck patented products under the plans we manage and administer, and Merck may be entitled to seek damages or injunctive relief. See “—Reduction of or Ineligibility for Rebates”.

Commitment to Maintain Merck Market Share Levels.    The level of rebates we have the opportunity to earn will decline if the dollar-weighted ratio of (a) our market shares of Merck patented products under eligible plans we manage or administer to (b) the national third-party market shares of Merck patented products (excluding prescriptions under plans we manage or administer), which we refer to as our aggregate market share differential, is below an aggregate target market share differential. We will not receive any rebates and must pay Merck 50% of its lost revenues as liquidated damages for any quarter in which our aggregate market share differential is below an aggregate minimum market share differential required by the agreement. For the fourth quarter of 2002, our aggregate market share differential was approximately 1.33 to 1. The aggregate target market share differential for the fourth quarter of 2002 was approximately 1.28 to 1, reflecting our aggregate market share differential for the last quarter of 2001 reduced by an agreed upon percentage and adjusted for the impact on our aggregate market share differential of plans that we began to manage or administer or ceased to manage or administer during 2002. The aggregate minimum market share differential required by the agreement for the fourth quarter of 2002 was approximately 1.21 to 1. These aggregate target and aggregate minimum market share differentials are subject to further adjustment as described below to take into account plans that we begin to manage or administer or cease to manage or administer after 2002. See “—Incoming and Outgoing Plan Adjustments”. In addition, both the aggregate target and minimum market share differentials will be adjusted to exclude the effect of Zocor at the end of the quarter in which Merck’s patent for Zocor expires—expected to be in mid-2006. See “—Adjustments for Zocor”.

Formulary Access Rebates.    For each quarter, Merck is required to pay us formulary access rebates for the utilization of Merck patented products under plans we manage or administer. The actual amount of the rebate for each Merck patented product will reflect agreed percentages of the catalog sales of that Merck product under plans we manage or administer. The catalog sales of each Merck patented product under a plan are determined by multiplying the catalog price of the Merck patented product by the number of units sold under the applicable plan. The agreed percentages that are used to calculate the formulary access rebate amounts vary among Merck patented products. Also, the formulary access rebates we are eligible to receive from Merck may be subject to reduction (possibly down to zero). See “—Reduction of or Ineligibility for Rebates”. With respect to Zocor, until the last quarter of 2003, the formulary access rebate we may be eligible to receive for utilization of Zocor is subject to an agreed maximum cap.

Market Share Rebates.    If our aggregate market share differential equals or exceeds the aggregate minimum market share differential for any quarter, Merck is required to pay us market share rebates for the utilization during that quarter of Merck patented products under plans we manage or administer. As in the case of the formulary access rebates, the actual amount of the market share rebate for each Merck patented product will reflect agreed percentages of the catalog sales of that Merck product under plans we manage or administer. The agreed percentages that are used to calculate the market share rebate amounts vary among Merck patented products. Moreover, for each Merck patented product, the actual agreed percentages that are used to calculate the market share rebate for a particular quarter will vary (to as low as zero) depending on whether our aggregate market share differential is less than, equal to or exceeds the aggregate target market share differential. The agreed percentages and resulting market share rebates are greater (subject to agreed caps) to the extent our aggregate market share differential is higher. Merck has the right to change the agreed percentages to be used to calculate the market share rebates for existing Merck patented products if it first obtains our consent, which we may not unreasonably withhold. Merck may designate any new Merck patented product as eligible for formulary access rebates and otherwise subject to the obligations of the agreement but ineligible for market share rebates, without obtaining our approval. Merck patented products not eligible for market share rebates will not be included in the calculations of our aggregate market share differential for purposes of the managed care agreement.

Zocor has the highest sales revenue of all Merck patented products within the plans managed or administered by us and accounts for a higher proportion of rebates we receive than any other Merck patented product. We may be entitled to receive an additional market share rebate for our sales of Zocor, if the ratio of (a) our market share for Zocor under eligible plans we manage or administer to (b) the national third-party market shares of Zocor (excluding prescriptions under plans we manage or administer), our Zocor market share differential, for the four quarters ending each June 30 before the expiration of Zocor’s patent is equal to or greater than our Zocor market share differential for the last quarter of 2001, less an agreed reduction. The additional market share rebate we will be entitled to earn for any four quarters will not exceed (a) an agreed maximum percentage of catalog sales for Zocor under plans we manage or administer less (b) the amount of any formulary access rebates we receive for sales of Zocor for those quarters. These additional market share rebates are subject to reduction (possibly down to zero) based upon factors similar to those that result in a reduction of the formulary access rebates we would otherwise receive. See “—Reduction of or Ineligibility for Rebates”.

High Control Plans.    For each plan we manage or administer, we are entitled to request that Merck determine whether or not the plan has features that allow the plan or its sponsor to exercise a high degree of control and influence over the market share of the patented products in each therapeutic category that includes a

Merck patented product. We will be able earn higher formulary access rebates for utilization of Merck patented products under plans that Merck determines are high control plans for those Merck products than we will be able earn for utilization of those Merck products under other plans. However, the market share rebates we will be able earn for utilization of Merck patented products under plans that Merck determines are high control plans for those Merck products will be lower than market share rebates we will be able earn for utilization of those Merck products under other plans.

Reduction of or Ineligibility for Rebates.    The aggregate amount of formulary access rebates we receive from Merck for any quarter will be reduced to the extent that our aggregate market share differential is less than the aggregate target market share differential. However, we will be entitled to recover the amount of the reduction for a particular quarter, if our aggregate market share differential for the preceding quarter was, and in the subsequent quarter is, equal to or greater than the aggregate target market share differential.

In any event, we will not receive any formulary access rebates or market share rebates for any quarter in which our aggregate market share differential is less than the aggregate minimum market share differential. See “—Commitment to Maintain Merck Market Share Levels”. These lost rebates will not be recoverable by us.

We are not entitled to rebates for prescriptions of Merck patented products under plans for which we primarily provide claims processing services or dispense prescriptions through our mail service pharmacies, plans in which members pay all or a substantial part of the cost of prescriptions without reimbursement, cash card plans and other ineligible plans. We are also not entitled to rebates for prescriptions of Merck patented products for which Medicaid, Medicare or another government program provides reimbursement or which are filled with Merck patented products purchased outside the United States.

We will also not be eligible to receive formulary access rebates for sales of a Merck patented product dispensed under a plan during any quarter if during the quarter that Merck patented product is:

•	not included on the most preferred branded tier of the plan’s formulary from which members are encouraged to request, and/or physicians are encouraged to prescribe (consistent with their professional judgment and all applicable laws), pharmaceutical products;

•	subject to a co-payment that is not as low as the lowest co-payment payable for any competitive patented product included in the therapeutic category which includes the affected Merck patented product; or

•	not made available to members under the plan with at least as favorable access, and on at least as favorable a clinical or economic basis, as competitive patented products.

We believe that under most of the plans we manage or administer all or almost all Merck patented products are eligible for formulary access rebates under the three criteria listed above. If Merck determines otherwise or if in the future this were not the case, the formulary access rebates we may earn under the managed care agreement may be significantly reduced.

From and after the third quarter of 2003, we will be ineligible to receive formulary access rebates for use of a Merck patented product during any quarter by members of a plan we manage or administer if utilization controls not approved by Merck as eligible for formulary access rebates are implemented during that quarter under the plan with respect to that Merck product. We are obligated to provide Merck, before the middle of July 2003, with a description of the different utilization controls currently being implemented under the plans we manage or administer, and Merck is required to inform us as to which of these described utilization controls have been approved by Merck as eligible for formulary access rebates under this agreement. Merck’s approval would be effective for all quarters, including quarters prior to the time Merck grants its approval. Merck has the right to not approve some or all of these utilization controls as eligible for formulary access rebates. A decision by Merck not to approve all or some of these utilization controls could materially and adversely affect the amount of formulary access rebates we will be eligible to receive. In addition, if plans managed or administered by us implement utilization controls that are not approved by Merck as eligible for formulary access rebates, the formulary access rebates we may earn may be significantly reduced.

Under the amended and restated agreement, with respect to the first and second quarters of 2003, Merck is still entitled to determine whether the plans we manage or administer implemented utilization controls during those quarters that restricted the use of a Merck patented product, encouraged the use of a competitive patented product or restricted the use of patented products in the therapeutic category that includes that Merck product. We believe that for the first and second quarters of 2003, most plans managed or administered by us did not implement utilization controls that would make us ineligible to receive formulary access rebates for their use of Merck patented products during those quarters.

For the first quarter of 2003, to the extent Merck does not approve utilization controls implemented under plans we managed or administered or it is otherwise determined that we were not entitled to receive rebates which we believed we were entitled to receive for any use of Merck patented products, we could ultimately receive up to $10 million less in rebates than the amount reflected in our financial statements, possibly requiring us to record a charge to our future net income of up to the amount of any such shortfall. In addition, the rebates we receive for the second quarter of 2003 could be significantly less than we anticipate if similar adverse determinations are made with respect to that particular quarter.

Furthermore, if as a result of any of the foregoing disqualifying circumstances, we become ineligible for any specific quarter to receive formulary access rebates for sales of one or more Merck patented products under a plan we manage or administer (but were eligible to receive formulary access rebates for sales of those Merck products during the preceding quarter) and the catalog sales for those Merck patented products under the plan represented 20% or more of the total catalog sales of all Merck patented products eligible for formulary access rebates under that plan during the preceding quarter, Merck may elect not to pay us formulary access rebates for any sales of Merck patented products under that plan for the specific quarter. However, Merck may not make this election for a plan for the first quarter in which we begin to manage or administer the plan.

In addition, we will not receive any formulary access rebate in respect of any sales of Merck patented products under any plan we manage or administer for any quarter in which we breach any of the “standardized formulary” obligations described above in connection with that plan for that quarter. If we breach the “offer” obligations described above with respect to any plan, we will not be eligible to receive formulary access rebates in the future for utilization of Merck patented products under that plan, until and then only for so long as that plan adheres to one of our standardized formularies or a customized formulary that treats Merck patented products as favorably as do our standardized formularies and any utilization controls implemented under the plan that are applicable to a Merck patented product and/or any competitive patented products have been approved by Merck as eligible for formulary access rebates.

If we breach our “best efforts” obligations with respect to any Merck patented product available under a plan for any quarter, for that quarter, we will not be eligible to receive formulary access rebates for the utilization of that Merck patented product under that plan. Also, if we breach our notice and informational obligations under the managed care agreement for any quarter, for that quarter, we will be ineligible to receive formulary access rebates from Merck for the utilization of Merck patented products under all plans we manage and administer, subject to our ability to cure such breach as described below.

If we breach certain covenants contained in the agreement in any quarter, we will not be entitled to receive any formulary access or market share rebates for that quarter. These covenants concern our obligations generally relating to the following:

•	collecting, retaining and preserving information and data to support the rebate calculations in a format that is orderly, accessible, complete and accurate;

•	affording Merck with rights to audit our books and records;

•	ensuring the nondisclosure of certain confidential information;

•	indemnifying Merck for any losses arising out of the agreement;

•	facilitating Merck’s classification of any new or altered plan we do or may manage based on information we supply;

•	refraining from assigning the managed care agreement or consummating any merger with, or sale of our stock or assets to, certain third parties;

•	refraining from any action intended to or reasonably likely to circumvent, avoid or nullify our obligations under this agreement or to materially and adversely affect Merck’s rights and benefits under the agreement; and

•	to the extent that changes occur to the nature and scope of our services or manner of delivering pharmaceutical products so as to adversely affect, in Merck’s judgment, the benefits contemplated by Merck, amending the agreement, as necessary, to assure Merck of its contemplated benefits.

However, in the event the rebates we receive from Merck are subject to reduction due to our failure to comply with our obligations under the agreement to furnish information or data to Merck, we will not be deemed to have breached the agreement if we cure such failure by furnishing the information or data to Merck within 30 days of our receipt of notice from Merck of our deficiency.

Liquidated Damages.    In addition to not being eligible to receive rebates, if we fail to maintain the aggregate minimum market share differential in any quarter, we are required to pay to Merck, as liquidated damages, 50% of its lost revenues resulting from the failure to maintain at least our aggregate minimum market share differential for that quarter.

Incoming and Outgoing Plan Adjustments.    The agreement provides for various adjustments to be made to the aggregate target and aggregate minimum market share differentials so that our gain of plans with low aggregate market share differentials for Merck patented products or loss of plans with high aggregate market share differentials for Merck patented products does not unduly affect our ability to achieve the aggregate target and aggregate minimum market share differentials under the agreement.

Accordingly, the aggregate target market share differential that will be used to determine the rebate amounts Merck is obligated to pay us will be adjusted on a quarterly basis to take into account any plans we cease to manage or administer during the prior quarter, or outgoing plans, and any plans we first managed or administered for a full quarter during the applicable quarter, or incoming plans.

The aggregate target market share differential will be adjusted downward (or upward) if, for the prior quarter, our aggregate market share differential calculated solely under our outgoing plans, if any, was greater (or less) than our aggregate market share differential. The amount of the downward (or upward) adjustment will be proportionate to the aggregate amount of the catalog sales of Merck patented products under our outgoing plans as compared to the aggregate amount of the catalog sales under all plans we managed or administered during the prior quarter (excluding our outgoing plans).

After giving effect to the outgoing plan adjustment described above, the aggregate target market share differential will be further adjusted downward or upward each quarter for our incoming plans, if any, as follows: If our aggregate market share differential for the applicable quarter calculated solely under our incoming plans is less than the minimum market share differential for the prior quarter, as adjusted as described above for our outgoing plans, the aggregate target market share differential will be adjusted downward based on the amount of that deficiency. If our aggregate market share differential for the applicable quarter calculated solely under our incoming plans, if any, is greater than our aggregate market share differential for the prior quarter, as adjusted as described above for our outgoing plans, the aggregate target market share differential will be adjusted upwards based on the amount of that excess. If our aggregate market share differential for the applicable quarter calculated solely under our incoming plans is less than or equal to the aggregate market share differential for the prior quarter (excluding our outgoing plans) but greater than or equal to the minimum aggregate market share differential for the prior quarter, as adjusted as described above for our outgoing plans, no adjustment will be made for incoming plans. The aggregate amount of any required adjustment for incoming plans will be proportionate to the aggregate amount of the catalog sales of Merck patented products under the incoming plans as compared to the amount of our catalog sales under all plans we managed or administered. In connection with any adjustment to the aggregate target market share differential for outgoing or incoming plans, a downward or upward adjustment of the same amount will be made to the aggregate minimum market share differential.

Merck may renegotiate the methodology described above for adjusting the aggregate target and minimum market share differentials if the cumulative amount of the catalog sales of Merck patented products under plans that we first began to manage or administer after 2001 (measured for each plan as of the first full quarter in which we managed or administered the plan) exceeds twenty percent (20%) of the amount of the catalog sales of Merck patented products during the last quarter of 2001 under plans we then managed or administered.

Adjustments for Zocor.    Our market share for Zocor under eligible plans we manage or administer significantly exceeds the national third-party market share of Zocor (excluding prescriptions under plans we manage or administer). In addition, Zocor currently has the highest sales revenue of all Merck patented products within the plans managed or administered by us. Accordingly, the utilization of Zocor under plans we manage or administer has contributed significantly to our ability to exceed the aggregate minimum share differential and achieve at least the aggregate target market share differential. To ameliorate the impact on us of the expiration of Merck’s patent for Zocor, at the end of the quarter in which Merck’s patent for Zocor expires—expected to be in mid-2006—the aggregate target market share differential will be adjusted to exclude the effect of Zocor. The adjusted aggregate target market share differential will be equal to our aggregate market share differential for the last quarter of 2001 for all Merck patented products other than Zocor, adjusted to take into account the plans we began to manage or administer and plans we ceased to manage or administer after 2001 as described above under “—Incoming and Outgoing Plan Adjustments” but excluding Zocor in calculating these incoming and outgoing plan adjustments. A corresponding adjustment excluding the effect of Zocor will simultaneously be made to the aggregate minimum market share differential.

Best Price Rule.    Under the federal Medicaid rebate statute, manufacturers must provide rebates on all drugs purchased by the Medicaid program. Manufacturers of brand name products must provide a rebate equivalent to the greater of (a) 15.1% of the “average manufacturer price”, or AMP, to wholesalers for products distributed to the retail class of trade and (b) the difference between AMP and the “best price” to customers other than the Medicaid program, with certain exceptions. Merck will not pay us any rebate to the extent that, in Merck’s judgment, the payment of that rebate would result in the establishment of a new “best price” for any Merck patented product within the meaning of the federal Medicaid rebate statute. In that circumstance, Merck will reduce the rebate it pays to us to the level necessary in Merck’s judgment to avoid establishing a new “best price”.

Opportunity to Earn Competitive Rebates and Discounts.    Merck has agreed to use commercially reasonable efforts to provide us the opportunity to earn aggregate rebates and discounts for sales of Merck patented products that are competitive with the rebates and discounts offered by Merck to the pharmacy benefit management company that during that year receives the greatest aggregate amount of rebates and discounts from Merck out of a peer group of PBMs. If we believe Merck has failed to discharge this obligation for any of the years 2003, 2004 and 2005 and we are not in breach of certain of our covenants in the relevant year, we may require a review of Merck’s performance of this obligation by a nationally recognized accounting firm. If based on factors established in the agreement, the independent accounting firm determines that Merck has not complied with this obligation, the accounting firm has the right to award us an additional rebate to compensate us for that breach. The accounting firm may not consider the fact that we may lose some or all of our rebates or incur liquidated damages for failure to meet our obligations under the agreement in determining whether to award us an additional rebate. Any additional rebate will be payable over the four quarters beginning July 1 of the year following the year in which Merck failed to perform its obligation. Merck’s obligation to pay any additional rebate amount is subject to the payment not violating the “best price” provision described above. We are not entitled to any other remedy for breach of this provision.

Withdrawal of Merck Products.    Merck may also at any time withdraw any of its products other than Zocor from the terms of the agreement, in which case we will not be entitled to rebates for sales of that product under our plans but our standardized formulary obligations with regard to that product will also cease. Merck may withdraw Zocor from the terms of the agreement only if, for two consecutive quarters, our aggregate market share differential does not exceed the aggregate target market share differential, as adjusted, provided that if such two consecutive quarters are both within 2005, and Medco Health complies in all material respects with the terms of the agreement, Merck may withdraw Zocor from the terms of the agreement for only one or two quarters.

Purchase Requirements.    From and after January 1, 2003, we have been obligated to purchase directly from Merck all Merck patented products to be dispensed by our home delivery pharmacies in accordance with Merck’s standard terms, conditions and distribution policies in effect at the time of shipment, including Merck’s catalog prices and prompt payment discounts.

Termination.    Merck may terminate the agreement on 120 days’ notice. Merck and we may also terminate the agreement at any time by mutual agreement. We do not have any right to terminate the agreement unilaterally.

Disputes.    Any disputes under the agreement are subject to arbitration. Any arbitration will be conducted by an impartial arbitrator selected by us from a list provided by Merck. The arbitrator must apply solely principles of law. Merck is entitled to seek specific performance of our obligations under the standardized formulary, offer, notice and informational, market share, best efforts, audit, purchase and other provisions of the agreement, including injunctive relief, in an arbitration proceeding or in court, without first complying with the arbitration provision of the agreement.

Indemnification; Set-Off Rights.    We must indemnify Merck and its affiliates and representatives against any and all losses, claims, damages or liabilities to any third party, including clients, plans and members of plans, in connection with or as result of the agreement or the activities carried out pursuant to the agreement.

In addition to any other remedies to which Merck may be entitled under the agreement or any other intercompany agreements entered into by Merck and us or our respective affiliates in connection with the distribution, Merck shall have the right to satisfy any amounts we or our affiliates owe to Merck or any of its affiliates and representatives under the agreement or any other intercompany agreements we enter into in connection with the distribution or any other agreement or arrangement existing between any of us and Merck or our affiliates, by means of an offset against any amounts Merck owes to us under the agreement.

Access to Our Clients.    Merck has the right to engage in discussions with any client that indicates that it may be interested in working directly with Merck or that it is contemplating or in the process of terminating its relationship with us as it relates to Merck or any Merck patented products.

Assignment and Change in Control.    Our rights or obligations under the agreement cannot be assigned, including by operation of law. We will be prohibited from selling to any party businesses or assets representing 5% or more of our net income or net revenue, or 15% or more of any class of our equity securities or of the equity securities of any subsidiary that generated 5% or more of our net revenue or net income, or more than 5% of our assets, unless, at Merck’s election, the acquiring party or its ultimate parent agrees to enter into an agreement with Merck containing provisions relating to that party, any plans managed or administered by it, and its affiliates (other than as relating to existing groups of members under those plans, which would not be required to be subject to the agreement), that are substantially similar to our agreement with Merck. These provisions could limit our ability to engage in sales of our stock or assets, or to engage in a merger or change of control transaction, that our stockholders might consider favorable, and may discourage third parties from seeking to enter into business combination transactions with us.

Classification of Plans.    Decisions with respect to the classification under the agreement of new plans, or of existing plans to which certain material changes are made, will be made by Merck acting in its sole discretion. These classifications, including determinations of whether a plan we manage or administer will be considered a high control plan with respect to a Merck patented product, will determine whether we are eligible to receive rebates and the level of rebates we will be eligible to receive with respect to sales of Merck patented products to members of those plans. However, if Merck classifies a new plan within a category that does not entitle us to any rebates, we will not have any market share obligations with respect to that plan.

Audit Rights.    Merck has the right, upon at least ten business days’ prior written notice, at Merck’s expense, to review and audit (or to perform other verification procedures with respect to) data and other documentation relating to us and the plans we manage or administer as Merck deems reasonably necessary to verify our performance and compliance with our obligations under the agreement.

Indemnification and Insurance Matters Agreement.

Indemnification.    In general, under the indemnification and insurance matters agreement, we will agree to indemnify Merck, its affiliates and each of its and their respective directors, officers, employees, agents and representatives from all liabilities that arise from:

•	any breach by us of the master separation and distribution agreement or any ancillary agreement; and

•	any of our liabilities, including all liabilities:

•	reflected on our consolidated balance sheets included in this information statement;

•	relating to the credit support obligations that were issued by Merck for our benefit before the distribution, including any payments made by Merck under these arrangements;

•	relating to our assets or businesses;

•	relating to the management or conduct of our assets or businesses;

•	allocated to or assumed by us under the master separation and distribution agreement, the indemnification and insurance matters agreement or any of the other ancillary agreements;

•	arising out of any third-party claims relating to the managed care agreement;

•	arising out of third-party claims relating to, or alleging that, the patent license we are granting to Merck or any of the underlying patents infringes upon the rights of any person;

•	relating to various on-going litigation matters in which we are named defendant, including any new claims asserted in connection with those litigations, and any other past or future actions or claims based on similar claims, facts, circumstances or events, whether involving the same parties or similar parties, subject to specific exceptions;

•	relating to claims that are based on any violations or alleged violations of U.S. or foreign securities laws in connection with the distribution, the notes offering, and other transactions relating to our securities and the disclosure of financial and other information and data by us or the disclosure by Merck of financial or other information regarding us; or

•	arising out of any actions or claims based on violations or alleged violations of securities or other laws by us or our directors, officers, employees, agents or representatives, or breaches or alleged breaches of fiduciary duty by our board of directors, any committee of our board or any of its members, or any of our officers or employees.

Merck will agree to indemnify us and our affiliates and our directors, officers, employees, agents and representatives from all liabilities that arise from:

•	any breach by Merck of the master separation and distribution agreement or any ancillary agreement; and

•	any liabilities:

•	allocated to or to be retained or assumed by Merck under the master separation and distribution agreement, the indemnification and insurance matters agreement or any other ancillary agreement, other than liabilities resulting from a breach of the managed care agreement between Merck and us, which will be governed by the terms of that agreement;

•	incurred by Merck in connection with the management or conduct of Merck’s businesses; and

•	arising out of various ongoing litigation matters, subject to specific exceptions.

Merck will not be obligated to indemnify us against any liability for which we are also obligated to indemnify Merck. Recoveries by Merck under insurance policies will reduce the amount of indemnification due from us to Merck only if the recoveries are under insurance policies Merck maintains for our benefit. Recoveries by us will in all cases reduce the amount of any indemnification due from Merck to us.

Under the indemnification and insurance matters agreement, a party will have the right to control the defense of third-party claims for which it is obligated to provide indemnification, except that Merck will have the right to control the defense of any third-party claim or series of related third-party claims in which it is named as a party whether or not it is obligated to provide indemnification in connection with the claim and any third-party claim for which Merck and we may both be obligated to provide indemnification. We may not assume the control of the defense of any claim unless we acknowledge that if the claim is adversely determined, we will indemnify Merck in respect of all liabilities relating to that claim. The indemnification and insurance matters agreement does not apply to taxes covered by the tax responsibility allocation agreement.

Insurance Matters.    Under the indemnification and insurance matters agreement, we will commit to maintain on our behalf various types of insurance coverage for periods after the distribution date. If we fail to maintain the insurance coverage we agree to maintain, Merck may, at its option, elect to maintain coverage for us under Merck’s insurance policies. We will be required to reimburse Merck for the premium expenses and all other costs and expenses valued at current market rates that Merck incurs relating to its maintaining coverage under its insurance policies.

Disputes.    Any disputes under this agreement are subject to arbitration. Any arbitration will be conducted by an impartial arbitrator selected by us from a list provided by Merck. The arbitrator is required to apply solely principles of law.

Offset.    Merck will be permitted to reduce amounts it owes us under any of our agreements with Merck, including rebates owed to us under the managed care agreement, by amounts we may owe to Merck under those agreements.

Assignment.    We may not assign or transfer any part of the indemnification and insurance agreement without Merck’s prior written consent. Nothing contained in the agreement restricts the transfer of the agreement by Merck.

Tax Responsibility Allocation Agreement.    In order to allocate our responsibilities for taxes and certain other tax matters, we and Merck will enter into a tax responsibility allocation agreement prior to the date of the distribution. Under the terms of the agreement, with respect to consolidated federal income taxes, and consolidated, combined and unitary state income taxes, Merck will be responsible for, and will indemnify and hold us harmless from, any liability for income taxes with respect to taxable periods or portions of periods ending prior to the date of distribution to the extent these amounts exceed the amounts we have paid or will pay to Merck prior to the distribution or in connection with the filing of relevant tax returns. With respect to separate state income taxes, Merck will also be responsible for, and will indemnify and hold us harmless from, any liability for income taxes with respect to taxable periods or portions of periods ending prior to the date of our incorporation. Merck will also be responsible for, and will indemnify and hold us harmless from, any liability for income taxes of Merck or any member of the Merck group (other than us) by reason of our being severally liable for those taxes under U.S. Treasury regulations or analogous state or local provisions. Under the terms of the agreement, with respect to consolidated federal income taxes, and consolidated, combined and unitary state income taxes, we will be responsible for, and will indemnify and hold Merck harmless from, any liability for our income taxes with respect to taxable periods or portions of periods beginning on or after the distribution date. With respect to separate state income taxes, we will also be responsible for, and will indemnify and hold Merck harmless from, any liability for income taxes with respect to taxable periods or portions of periods beginning on or after the date of our incorporation. We will also be responsible for, and will indemnify and hold Merck harmless from, any liability for our non income taxes and our breach of any obligation or covenant under the terms of the tax responsibility allocation agreement, and in certain other circumstances as provided therein. In addition to the allocation of liability for our taxes, the terms of the agreement also provide for other tax matters, including tax refunds, returns and audits.

Employee Matters Agreement.    Merck and we will enter into an employee matters agreement that sets forth our mutual understanding with respect to the responsibilities, obligations and liabilities relating to the compensation and benefits of our employees in connection with the distribution. With certain exceptions, we will be solely responsible for the compensation and benefits of our employees following the distribution. The principal exception to this rule will be the options for Merck stock held by our employees that were granted before February 26, 2002 and a small number that may be granted under the Merck stock option plan prior to the spin-off. See “Management—Treatment of Outstanding Merck Options Held by Our Employees” and “—Medco Health Solutions, Inc. 2002 Stock Incentive Plan”.

Confidential Disclosure Agreement.    The confidential disclosure agreement we will enter into with Merck provides that both parties will agree not to disclose for five years confidential information of the other party except in specific circumstances in which a party is legally compelled to make disclosure.

Patient Assistance Program Agreement.    Merck and we are currently party to an agreement under which we fill prescriptions covered by Merck’s patient assistance programs through our home delivery pharmacies. We receive a fee based on the volume of prescriptions filled in the patient assistance program. It is expected that the fees in 2003 and thereafter will increase as compared to the 2002 fee, as the volume of prescriptions in the patient assistance program expands. This increase will be adjusted by any technology and efficiency advances we employ to lower the cost of processing each prescription or any change in the services we provide. The patient assistance program agreement will be in effect through December 31, 2006. Merck may terminate this agreement at any time upon 60 days’ notice to us and Merck may discontinue the patient assistance program at any time without any further obligation to us.

e-Health Services Agreement.    We will compile, for a fee, non-patient identifiable data and provide reports to Merck concerning three of our Internet-based health communities, which are interactive web pages, or eHealth Centers, that provide targeted health information to our clients’ members and others. The term of the agreement expires December 31, 2004, and Merck has the right to renew annually the agreement for the years 2003, 2004 and 2005. While Merck has the right to terminate the agreement upon at least 90 days’ prior notice, we do not.

Point-of-Care Data Services Agreement.    We will compile non-patient identifiable data and provide reports to Merck with regard to our point-of-care initiatives, which allow physicians to write prescriptions, receive clinical information and interact with us through the use of computers and wireless hand-held devices. The term of the agreement expires December 31, 2005. While Merck has the right to terminate all or part of this agreement upon at least 90 days’ prior notice, we do not.

Data Flow Continuation Agreement.    Merck will pay us through 2004 to receive non-patient identifiable and non-plan specific data concerning our mail order prescription business that Merck can use for marketing and market research purposes, including certain demographic information which we will provide to Merck during that time. Merck received this data prior to the separation. The term of this agreement expires December 31, 2004. While Merck has the right to terminate the agreement upon at least 90 days’ prior notice, we do not.

Integrated Prescription Drug Program Master Agreement.    Merck and we have entered into an Integrated Prescription Drug Program Master Agreement, under which we provide U.S.-based employees of Merck and its subsidiaries with a prescription drug benefit program, a retail pharmacy program, a home delivery pharmacy program, participation in Merck’s Preferred Prescription Formulary and health management programs. We have provided some or all of these or similar services to Merck since 1993. We renewed our arrangement for a four-year term beginning on January 1, 2003. This term will automatically renew for successive one-year terms unless, at least 90 days before the end of the initial term or any successive terms, we or Merck notifies the other party of an intention not to renew the agreement.

Research Study Agreement.    Merck and The Institute for Effectiveness Research, L.L.C., our subsidiary, are currently party to an agreement under which Merck has retained the Institute to perform certain ongoing studies. Either party will have the right to terminate these ongoing studies at the end of any calendar year. Merck and the Institute may agree on future research studies to be conducted on Merck’s behalf in exchange for a fee. The research study agreement will end on the later of December 31, 2004 or the completion by the Institute of all the studies it is obligated to perform.

Consumer Marketing Data Services Agreement.    We will provide to Merck various items of data that Merck uses to evaluate the effectiveness of its marketing programs. The information is furnished in a manner that ensures that patient privacy is respected, and that no data is identifiable to a particular patient or health plan. We provided similar services to Merck before the separation. The initial term of the agreement continues through and including December 31, 2006. The agreement automatically renews for two-year terms after that date unless either party gives notice of its intent not to renew. While Merck has the right to terminate the agreement prior to December 31, 2006, we do not.

The aggregate fees payable to us from Merck under these agreements, other than the managed care agreement and the integrated prescription drug program master agreement, are expected to be approximately $50 million in 2003 and 2004 and $35 million in 2005, subject to any reductions due to Merck’s right to terminate these agreements at any time and subject to any changes due to prescription volume changes under the patient assistance program agreement. The decline in 2005 is expected to be the result of the expirations of certain agreements. Amounts payable to us from Merck under the integrated prescription drug program master agreement cannot be determined because these amounts are dependent upon future prescription drug usage of the U.S.-based employees of Merck and its subsidiaries. We discuss the amounts payable to us from Merck under the managed care agreement in greater detail above under “—Managed Care Agreement—Rebates”.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information with respect to the anticipated beneficial ownership of Medco Health common stock by (1) each of our stockholders who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors, (3) each officer named in the Summary Compensation Table on page 103, and (4) all of our directors, and executive officers as a group. We base the share amounts on each person’s beneficial ownership of Merck common stock as of April 30, 2003, unless we indicate some other basis for the share amounts.

Name of Beneficial Owner	Shares to Be Owned(a)		Merck Stock Options Subject to Conversion(b)		Percent of Class
Richard T. Clark			—		*
Kenneth C. Frazier			—		*
Judy C. Lewent			—		*
David B. Snow, Jr.	—		—		*
Robert J. Blyskal		(c)	14,700	(d)	*
Arthur H. Nardin			6,667		*
Sandra E. Peterson	—		14,500		*
Timothy C. Wentworth			14,500		*
All directors and executive officers as a group (16 persons)		(e)	122,532		*
FMR Corp.(f)			—		5.411%

*	Less than 1 percent of Medco Health’s outstanding shares of common stock.
(a)	The amounts included in this column represent the shares of our common stock which will be beneficially owned by the listed individuals based on the distribution ratio of one share of common stock to be received for every shares of Merck common stock beneficially owned by such individuals. Beneficial ownership of Merck common stock is as follows: Mr. Clark—9,381 shares, Mr. Frazier—10,101 shares, Ms. Lewent— 216,717 shares, Mr. Nardin—3,593 shares, Mr. Wentworth—1,677 shares, Mr. Blyskal—10,201 shares and all directors and executive officers as a group—530,295 shares. Beneficial ownership of Merck stock includes: (i) Equivalent shares of Merck common stock held on April 30, 2003 by the Trustee of the Merck & Co., Inc. Employee Savings and Security Plan or by the Trustee of the Medco Health 401(k) Savings Plan for the accounts of Mr. Clark—2,381 shares, Mr. Frazier—1,151 shares, Ms. Lewent—5,805 shares, Mr. Nardin—3,548 shares, Mr. Blyskal—1,101 shares and all directors and executive officers as a group—24,154 shares; (ii) 1,160 shares of Merck common stock held by the administrator of the Medco Health 2001 Employee Stock Purchase Plan for the accounts of all directors and officers as a group; and (iii) 9 shares held by Mr. Blyskal in the Merck & Co., Inc. Stock Investment Program. Beneficial ownership of Merck stock does not include phantom shares of Merck common stock credited under the Merck Deferral Program, as no phantom shares of our common stock will be credited with respect to these phantom shares.
(b)	These options to purchase shares of Merck common stock, which are exercisable within 60 days of April 30, 2003, will be converted into options to purchase shares of our common stock in connection with the distribution. The formula by which the conversion will occur has not been determined and will be prescribed by accounting rules and designed to put the option holders in the same financial position immediately following the conversion as existed immediately before the conversion. See “ Management—Treatment of Outstanding Merck Options Held by Our Employees”.
(c)	Includes shares of our common stock based on 3,700 shares of Merck common stock held by Mr. Blyskal’s spouse in which he shares voting and investment power and 5,391 equivalent shares of Merck common stock held by the Trustee of the Medco Health 401(k) Savings Plan for the account of Mr. Blyskal’s spouse.
(d)	Includes the right to acquire Merck common stock under options exercisable within 60 days of April 30, 2003 held by Mr. Blyskal’s spouse.
(e)	Excludes shares of our common stock based on shares of Merck common stock held by family members in which beneficial ownership is disclaimed as follows: all directors and officers as a group—10,000 shares.
(f)	All information regarding FMR Corp. (“Fidelity”) and its affiliates is based on information disclosed in a Schedule 13G (the “Fidelity Filing”) filed with the Securities and Exchange Commission on February 14, 2003 by Fidelity, Edward C. Johnson 3rd and Abigail P. Johnson, whose business address is 82 Devonshire Street, Boston, MA 02109. According to the Fidelity Filing, through their ownership of voting common stock and the execution of a stockholders’ voting agreement, members of the Johnson family may be deemed under the Investment Company Act of 1940 to form a controlling group with respect to Fidelity.

DESCRIPTION OF CAPITAL STOCK

General

On May 21, 2002, our predecessor, Merck-Medco Managed Care, L.L.C., a Delaware limited liability company wholly owned by Merck, converted to a Delaware corporation pursuant to Section 265 of the DGCL. Merck-Medco Managed Care, L.L.C. subsequently changed its name to Medco Health Solutions, Inc. In connection with the conversion, we issued to Merck 270,000,000 shares of our common stock, $0.01 par value, in exchange for Merck’s entire membership interest in us as a limited liability company.

In connection with our conversion from a limited liability company to a Delaware corporation, we adopted a certificate of incorporation authorizing us to issue up to 1,010,000,000 shares of capital stock which will consist of 1,000,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Immediately following the distribution, there will be approximately 270,000,000 shares of common stock outstanding. The actual number of shares to be distributed will be determined on the record date.

Prior to or on the distribution date, we intend to amend and restate our certificate of incorporation and bylaws. The following descriptions are summaries of material terms that are included in our amended and restated certificate of incorporation and our amended and restated bylaws. This summary is qualified in its entirety by the specific terms and provisions contained in our amended and restated certificate of incorporation and our amended and restated bylaws, copies of forms of which we have filed as exhibits to the registration statement of which this information statement is a part, and by the provisions of applicable law. We encourage you to read the forms of our amended and restated certificate of incorporation and our amended and restated bylaws.

Common Stock

Each share of our common stock entitles its holder to one vote on all matters on which holders are permitted to vote. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. Upon liquidation, subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock will be entitled to a pro rata share in any distribution to stockholders. The holders of our common stock are not entitled to any preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

We are permitted, without approval of our stockholders, to issue shares of preferred stock in one or more series, on one or more occasions, subject to the maximum number of shares authorized in our certificate of incorporation. Our board of directors is authorized to fix the designation and powers, preferences and rights and the qualifications, limitations and restrictions of the shares of each series of preferred stock we issue.

For each series of preferred stock, our board of directors is able to specify the following:

•	the number of shares of the series;

•	the rate of any dividends;

•	whether any dividends shall be cumulative or non-cumulative;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company;

•	the terms of any redemption right;

•	the terms of any conversion or exchange right;

•	any voting rights, in addition to voting rights provided by law; and

•	other terms and provisions permitted by law.

The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of our preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of our preferred stock containing class voting rights that would enable the holder or holders of this series to block that transaction. Alternatively, we could facilitate a business combination by issuing a series of our preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of our common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or applicable stock exchange requirements.

Anti-Takeover Effects of Delaware Laws, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Some provisions of Delaware law and some of the provisions included in our amended and restated certificate of incorporation and our amended and restated bylaws could make the following more difficult:

•	the acquisition of us by means of a tender offer;

•	the acquisition of us by means of a proxy contest or otherwise; or

•	the removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Our managed care agreement with Merck contains provisions relating to assignment and change in control that could have the effect of discouraging third parties from acquiring us. For more information, see “Relationships Between Our Company and Merck & Co., Inc.—Agreements Between Us and Merck”.

Election and Removal of Directors

Our board of directors will be comprised of between three and fifteen directors, the exact number to be determined by our board of directors. Upon the completion of the distribution, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See “Management—Directors and Executive Officers”. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it will generally make it more difficult for stockholders to replace a majority of the directors. No director is permitted to be removed except for cause and directors may be removed for cause by a vote of holders of at least two-thirds of the voting power of our outstanding shares of stock.

Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office. If a director dies, resigns, retires, is removed or otherwise ceases to serve as a director during his or her term, his or her successor will serve until the next stockholders’ meeting at which directors of the former director’s class are elected and until his or her successor is elected and qualified, or until he or she resigns or is removed from our board.

Any amendment or the repeal of the provisions described in the prior two paragraphs will require the vote of the holders of at least two-thirds of the voting power of our outstanding shares of stock in addition to any other vote required by law.

Stockholder Meetings and Advance Notice Requirements for Stockholder Nominations and Proposals

Our amended and restated certificate of incorporation provides that, special meetings of holders of common stock may be called only by the chairman of our board of directors, our president or a majority of our board of directors and may not be called by holders of our common stock; our amended and restated certificate of incorporation specifically denies any power of the stockholders to call a special meeting after the spin-off. Any amendment or the repeal of these provisions will require the vote of the holders of at least two-thirds of the voting power of our outstanding shares of stock in addition to any other vote required by law.

Our amended and restated bylaws require that advance notice be delivered to us of any business to be brought by a stockholder before an annual or special meeting of stockholders and provide for procedures to be followed by stockholders in nominating persons for election to our board of directors. In the case of an annual meeting, stockholders generally are required to give written notice of a nomination or proposal to the secretary of our company not later than 90 days nor earlier than 120 days before the first anniversary of the preceding year’s annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date, a stockholder must give notice of a nomination or proposal not earlier than 120 days prior to the new meeting date and not later than 90 days prior to the new meeting date or 10 days after the day on which the meeting is first announced publicly.

For special meetings, only business set forth in the notice of that special meeting we give to our stockholders may be conducted. If our board of directors determines that directors are to be elected at a special meeting, nominations for the election of directors at that special meeting will be permitted to be made only by our board of directors or by a stockholder who is a stockholder at the time notice is given and who will be entitled to vote at that special meeting. If we call a special meeting of stockholders to elect directors, a stockholder will have to give notice of a nomination to the secretary of our company not earlier than 120 days prior to the special meeting and not later than 90 days prior to the special meeting or the 10th day after notice of the meeting.

With regard to either an annual or a special stockholder meeting, a stockholder’s notice to the secretary of our company is required to include specific information regarding the stockholder giving the notice, the director nominee or other business proposed by the stockholder, as applicable, as will be provided in our amended and restated bylaws.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that, our stockholders will not be able to act by written consent without a meeting. Any amendment or the repeal of this provision will require the vote of the holders of at least two-thirds of the voting power of our outstanding shares of stock in addition to any other vote required by law.

No Cumulative Voting

Our amended and restated certificate of incorporation and our amended and restated bylaws do not provide for cumulative voting in the election of directors.

Adoption, Amendment or Repeal of Bylaws by Our Board of Directors

Our amended and restated certificate of incorporation provides that our amended and restated bylaws may be adopted, amended or repealed by a majority of our directors then in office. Holders of our common stock are not permitted to adopt additional bylaws or amend or repeal a bylaw whether it was adopted by our board or by stockholders except by the vote of the holders of at least two-thirds of the voting power of our outstanding shares of stock. Any amendment or the repeal of this provision will require the vote of the holders of at least two-thirds of the voting power of our outstanding shares of stock.

Pre-Distribution Transactions with Merck

Our certificate of incorporation provides that neither any agreement nor any transaction entered into between us or any of our affiliated companies and Merck and any of its affiliated companies prior to the distribution nor the subsequent performance of any such agreement will be considered void or voidable or unfair to us because Merck or any of its affiliated companies is a party or because directors or officers of Merck were on our board of directors when those agreements or transactions were approved. In addition, those agreements and transactions and their performance will not be contrary to any fiduciary duty of any directors or officers of our company or any affiliated company.

Limitation on Liability of Directors

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee of or agent to the corporation (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Our amended and restated certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by law, as in effect from time to time. Currently, section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws and our amended and restated certificate of incorporation provide that, to the fullest extent permitted by law, we will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to obtain primary and excess insurance policies insuring our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

Delaware Business Combination Statute

After the distribution, we will be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the business combination or the transaction in which the person became an interested stockholder is approved by the board of directors;

•	the transaction in which the person became an interested stockholder results in the person owning 85% or more of the corporation’s voting stock; or

•	the business combination is approved by holders of at least two-thirds of the corporation’s voting stock not held by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Any amendment or the repeal of the provisions of our certificate of incorporation relating to Section 203 will require the vote of holders of at least two-thirds of the voting power of our outstanding shares of common stock.

Listing of Common Stock

We have applied to have our common stock listed on the NYSE under the trading symbol “MHS”.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Wells Fargo Shareowner Service, a division of Wells Fargo Bank Minnesota, N.A.

DESCRIPTION OF INDEBTEDNESS

The following is a description of some of the material terms of the credit agreement governing the senior secured credit facility, the credit agreement governing the accounts receivable financing facility and the indenture under which the senior unsecured notes will be issued. This summary is qualified in its entirety by the specific terms and provisions reflected in the forms of these agreements, copies of which will be filed as exhibits to the registration statement of which this information statement is a part. We encourage you to read the forms of these agreements. Negotiation of these agreements is ongoing and subject to the completion of definitive documentation. We cannot be certain that the terms described below will not change or be supplemented.

Senior Secured Credit Facility

Prior to or concurrently with the completion of the distribution, we intend to enter into a $1,150 million senior secured credit facility consisting of:

•	a $250 million five-year term loan;

•	a $650 million eight-year term loan; and

•	a $250 million five-year revolving credit facility.

However, it is possible that, prior to closing, we and the lenders will agree to reallocate amounts between the eight-year and the five-year term loan facilities without increasing the total size of the borrowings under our new senior secured credit facility.

The five-year revolving credit facility will provide for a letter of credit subfacility and swingline facility, drawings under which reduce the amount available under the revolving credit facility. Availability under the senior secured credit facility will be subject to various conditions precedent typical of syndicated loans, including, in the case of the revolving credit facility, the requirement that our business and its prospects have not suffered a material adverse change and the absence of any event of default.

The senior secured credit facility will be guaranteed by substantially all of our current and future subsidiaries and will be secured by substantially all of our assets, other than our pharmaceutical manufacturer accounts receivable, including a pledge of the capital stock of our subsidiaries.

We expect that borrowings under the senior secured credit facility will bear interest at floating rates equal, at our option, to either (1) the base rate, which is the greater of the prime rate offered by the administrative agent or the federal funds rate plus 0.50%, or (2) LIBOR, as adjusted for regulatory reserves, plus, in either case, an applicable margin. The applicable margin will be based on our credit ratings determined on specified reference dates. We expect the initial interest rate margins under our senior secured credit facility to be as follows:

	LIBOR Margin	Base Rate Margin
Five-year term loan	1.75-2.00%	0.75-1.00%
Eight-year term loan	2.25-2.50%	1.25-1.50%
Five-year revolving credit facility	1.75-2.00%	0.75-1.00%

Interest rates will be increased by 2% if there is an event of default. Interest on base rate loans will be payable quarterly on the last day of each March, June, September and December. Interest on LIBOR loans will generally be payable as of the last day of the interest period. We will pay a commitment fee based on the unfunded balance of the five-year revolving credit facility.

Scheduled repayments of amounts outstanding under the five-year term loan are expected to begin on September 30, 2003 and we will repay principal on the five-year term loan on a quarterly basis according to the following schedule of annual percentages: (1) 10% in the first year; (2) 15% in the second year; (3) 20% in the third year; (4) 25% in the fourth year; and (5) 30% in the fifth year. Scheduled repayments of amounts outstanding under the eight-year term loan are expected to begin on September 30, 2003 and we will repay principal at a rate of 0.25% each quarter for the first seven years, with the remaining 93% due in equal quarterly installments during the final year.

We will be permitted to prepay the term loans and to permanently reduce revolving credit commitments, in whole or in part, at any time without penalty. However, if a prepayment of principal is made with respect to a LIBOR loan on a date other than the last day of the applicable interest period, we will be required to compensate the lenders for losses and expenses incurred as a result of the prepayment. Amounts prepaid at our option will be applied, at our discretion, to prepay the term loans or revolving loans. Additionally, we will be required to make mandatory prepayments of the loans, subject to certain exceptions, in amounts equal to (1) 100% of the net cash proceeds of all asset sales or other dispositions of property, subject to our option to reinvest in the business within twelve months of the receipt of such proceeds, (2) 50% of annual excess cash flow (reducing to zero upon our reaching credit ratings of better than both BBB- by S&P and Baa3 by Moody’s), and (3) 100% of the net cash proceeds of issuances of debt obligations. Mandatory prepayments will be applied first pro rata to the term loans, provided that the eight-year term loan lenders may elect that their portion of proceeds be allocated to prepay the five-year term loan in full prior to the prepayment of the eight-year term loan, and second to outstanding loans under the revolving credit facility.

The senior secured credit facility will require us to meet certain financial tests, including without limitation a maximum leverage ratio and a minimum fixed charge coverage ratio. In addition, the senior secured credit facility will contain certain covenants customarily included in such agreements, including without limitation covenants that restrict or limit our and our subsidiaries’ ability to:

•	incur additional indebtedness;

•	incur liens on property or assets;

•	enter into sale and leaseback transactions;

•	dispose of assets;

•	make fundamental changes in our corporate existence and our principal business;

•	make acquisitions, investments and capital expenditures;

•	pay dividends;

•	make restricted payments;

•	engage in transactions with affiliates;

•	enter into agreements that restrict corporate activities;

•	prepay or redeem any subordinated debt we may incur or amend agreements governing such subordinated debt; and

•	use derivative instruments.

The senior secured credit facility will contain customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross defaults to the senior unsecured notes and certain other material agreements or indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, certain ERISA and environmental defaults, failure of any guaranty or security document supporting the senior secured credit facility to be in full force and effect and a change of control.

We expect that all of the revolving credit facility will remain undrawn at the completion of the distribution and will be available for working capital and general corporate purposes.

Accounts Receivable Financing Facility

Prior to or concurrently with the completion of the distribution, we also intend to establish a wholly owned subsidiary that will purchase our pharmaceutical manufacturer accounts receivable on a daily basis. This receivables subsidiary will in turn enter into a $500 million 364-day renewable accounts receivable financing facility.

Availability from the accounts receivable financing facility will depend on the dollar amount of eligible receivables and various conditions precedent to funding typical for transactions of this type. Availability will fluctuate over time given changes in eligible receivable balances. The accounts receivable financing facility will be secured by our pharmaceutical manufacturer accounts receivable that have been sold to our receivables subsidiary.

The financing cost associated with the accounts receivable financing facility will depend on whether advances are funded through commercial paper conduits.

•	To the extent advances are funded through commercial paper conduits, our cost will be based on the commercial paper conduits’ cost of funds for issuing commercial paper plus a usage fee.

•	To the extent advances are not funded through commercial paper conduits, but instead are funded directly by the other financial institutions participating in the facility, our financing costs will be based on a margin to be agreed upon plus either (1) the higher of the administrative agent’s prime rate or the federal funds effective rate plus a spread to be agreed upon or (2) LIBOR as adjusted for regulatory reserves.

In addition, we will pay a commitment fee based on the unfunded balance of the accounts receivables financing facility.

Senior Unsecured Notes

Prior to or concurrently with the completion of the distribution, we intend to offer $500 million aggregate principal amount of ten-year senior unsecured notes. Interest on the senior unsecured notes will accrue at a fixed rate and will be payable semi-annually in arrears. The senior unsecured notes will effectively rank junior to our secured indebtedness, including debt under our senior secured credit facility and our accounts receivable financing facility, to the extent of the value of the assets securing such indebtedness. The senior unsecured notes will be unsecured obligations and will rank equally with all of our existing and future unsecured senior indebtedness and senior to all of our future subordinated indebtedness.

We will be able to redeem some or all senior unsecured notes at any time. If the senior unsecured notes are redeemed prior to maturity, the redemption price will be equal to the greater of (1) 100% of the principal amount of the senior unsecured notes to be redeemed plus accrued interest to the date of redemption, or (2) the sum of the present values of the principal and interest on the senior unsecured notes to be redeemed (assuming they remained outstanding to maturity), discounted to the redemption date in accordance with standard market practice at the treasury rate plus a specified number of basis points. On or before the third anniversary of the issuance of the senior unsecured notes, we may, on one or more occasions, redeem up to 35% of the notes issued under the indenture with the proceeds of one or more equity offerings at a price equal to a specified percentage of their principal amount plus accrued and unpaid interest to the redemption date. If we sell assets under some circumstances or experience a change of control resulting in a decline by at least one notch in or withdrawal of the rating of the notes by S&P or Moody’s, we must offer to repurchase all of the notes at a price equal to 100% or 101%, respectively, of the principal amount plus accrued and unpaid interest to the repurchase date. We will not be required to make sinking fund payments with respect to the senior unsecured notes.

The terms of the indenture under which the senior unsecured notes are to be issued will contain covenants that restrict our and our subsidiaries’ ability to:

•	borrow money and issue preferred stock;

•	pay dividends on our stock or repurchase our stock;

•	make investments;

•	create liens;

•	enter into sale and leaseback transactions;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or other amounts to us;

•	engage in certain transactions with affiliates;

•	consolidate, merge or sell all or substantially all of our assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

Some of these restrictions will cease to be applicable if we attain investment grade status and we are not in default, which we refer to as a fall away event. After a fall away event, some of the above limitations will no longer apply, but our and our subsidiaries’ ability to do the following will continue to be restricted:

•	create liens;

•	enter into sale and leaseback transactions; and

•	consolidate, merge or sell all or substantially all of our assets.

The indenture under which the notes are to be issued will also contain customary events of default.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 with respect to the common stock being distributed by this information statement. This information statement does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Medco Health Solutions, Inc. and the shares of Medco Health common stock, reference is made to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at either of the SEC’s regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279 or on the Internet at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC’s public reference room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

As a result of the distribution, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Merck. Neither the delivery of this information statement nor consummation of the spin-off contemplated hereby shall, under any circumstances, create any implication that there has been no change in our affairs or those of Merck since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

Report of Independent Public Accountants

To the Stockholder and Board of Directors of Medco Health Solutions, Inc. (the successor to Merck-Medco Managed Care, L.L.C.):

In our opinion, the consolidated financial statements at December 28, 2002 and December 29, 2001, and for the two fiscal years then ended, listed in the accompanying index, present fairly, in all material respects, the consolidated financial position of Medco Health Solutions, Inc. and its subsidiaries (the “Company”) at December 28, 2002 and December 29, 2001, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule at December 28, 2002 and December 29, 2001 listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements, prior to the revisions described in Note 2, and the financial statement schedule of the Company for the year ended December 30, 2000 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements and financial statement schedule in their report dated April 8, 2002.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

As further discussed in Notes 1 and 11 to the consolidated financial statements, the Company is a wholly owned subsidiary of Merck & Co., Inc., with which it has significant intercompany transactions.

As discussed above, the financial statements of the Company for the year ended December 30, 2000 were audited by other independent accountants who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, which was adopted by the Company as of December 30, 2001 and to separately present product and service revenues and cost of revenues. We audited the adjustments and transitional disclosures described in Note 2 that were applied to revise the 2000 financial statements. In our opinion, the transitional disclosures for 2000 are appropriate and the adjustments referred to above are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such adjustments and transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Florham Park, NJ

January 28, 2003, except for the third paragraph of Note 2 and Note 9,

as to which the date is May 22, 2003

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. As described in Note 2, the Company has revised its 2000 financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, which was adopted by the Company as of December 30, 2001 and to separately present product and service revenues and cost of revenues. The Arthur Andersen LLP report does not extend to these revisions to the 2000 financial statements. The revisions to the 2000 financial statements were reported on by PricewaterhouseCoopers LLP as stated in their report appearing herein.

Report of Independent Public Accountants

To the owner and Board of Managers of

Merck-Medco Managed Care, L.L.C. (the predecessor to Medco Health Solutions, Inc.):

We have audited the accompanying consolidated balance sheet of Merck-Medco Managed Care, L.L.C. (the predecessor to Medco Health Solutions, Inc.), a Delaware corporation, and subsidiaries as of December 30, 2000,* and the related consolidated statements of income, stockholder’s equity and cash flows for the fiscal years ended December 30, 2000 and December 25, 1999.* These financial statements and the schedule referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck-Medco Managed Care, L.L.C. as of December 30, 2000,* and the results of their operations and their cash flows for the years ended December 30, 2000 and December 25, 1999,* in conformity with accounting principles generally accepted in the United States.

As further discussed in notes 1 and 11 to the consolidated financial statements, the Company is a wholly owned subsidiary of Merck & Co., Inc., with which it has significant intercompany transactions.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II—Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a required part of the basic consolidated financial statements. The information contained therein for the fiscal years ended December 30, 2000 and December 25, 1999* has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/    ARTHUR ANDERSEN LLP

Arthur Andersen LLP

Roseland, NJ

April 8, 2002

* The consolidated balance sheet as of December 30, 2000, the consolidated statements of income, stockholder’s equity and cash flows for the fiscal year ended December 25, 1999 and the Schedule II—Valuation and Qualifying Accounts information for the fiscal year ended December 25, 1999 are not included.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

CONSOLIDATED BALANCE SHEETS

(In millions, except for share data)

	December 29, 2001	December 28, 2002
ASSETS
Current assets:
Cash and cash equivalents	$16.3	$14.4
Short-term investments	69.4	72.5
Accounts receivable, net	969.4	1,562.2
Due from Merck, net	—	231.8
Inventories, net	1,205.6	1,062.7
Prepaid expenses and other current assets	42.9	69.7
Deferred tax assets	230.2	213.1

Total current assets	2,533.8	3,226.4
Property and equipment, net	775.9	842.9
Goodwill, net	3,310.2	3,310.2
Intangible assets, net	2,499.7	2,414.8
Other noncurrent assets	132.2	128.2

Total assets	$9,251.8	$9,922.5

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Claims and other accounts payable	$1,505.4	$1,718.3
Accrued expenses and other current liabilities	304.0	336.6

Total current liabilities	1,809.4	2,054.9
Deferred tax liabilities	1,154.2	1,197.7
Other noncurrent liabilities	19.9	34.3

Total liabilities	2,983.5	3,286.9

Commitments and contingencies (see Note 9)

Stockholder’s equity:
Common stock, par value $0.01—authorized: 1,000,000,000 shares; issued and outstanding: 270,000,000 shares	2.7	2.7
Preferred stock, par value $0.01—authorized: 10,000,000 shares; issued and outstanding: 0	—	—
Accumulated other comprehensive income (loss)	(5.6)	0.1
Additional paid-in capital	6,271.2	6,386.9
Retained earnings (for the period subsequent to May 25, 2002)	—	245.9

Total stockholder’s equity	6,268.3	6,635.6

Total liabilities and stockholder’s equity	$9,251.8	$9,922.5

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except for share data)

	For Fiscal Years Ended
	December 30, 2000	December 29, 2001	December 28, 2002
Product net revenues	$21,979.2	$28,709.3	$32,573.0
Service revenues	287.1	361.3	385.5

Total net revenues	22,266.3	29,070.6	32,958.5

Cost of operations:
Cost of product net revenues	21,010.8	27,601.1	31,483.9
Cost of service revenues	143.4	185.6	173.8

Total cost of revenues (See Note 11 for a description of transactions with Merck)	21,154.2	27,786.7	31,657.7
Selling, general and administrative expenses	483.1	578.4	587.7
Amortization of goodwill	103.3	106.9	—
Amortization of intangibles	84.0	84.9	84.9
Other (income) expense, net	(5.8)	(4.6)	7.9

Total cost of operations	21,818.8	28,552.3	32,338.2

Income before provision for income taxes	447.5	518.3	620.3
Provision for income taxes	230.7	261.7	258.7

Net income	$216.8	$256.6	$361.6

Basic and diluted earnings per share	$0.80	$0.95	$1.34

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(In millions, except for share data)

	Total Stockholder’s Equity	$0.01 Par Value Common Stock	Accumulated Other Comprehensive Income (Loss)	Additional Paid-In Capital	Retained Earnings*
Balances at December 25, 1999	$6,070.2	$2.7	$(0.1)	$6,067.6	$—

Unrealized gain on investments, net of tax of $0.1	0.2	—	0.2	—	—
Net income	216.8	—	—	216.8	—

Total comprehensive income	217.0	—	0.2	216.8	—
Net change in intercompany receivable with Merck	71.1	—	—	71.1	—

Balances at December 30, 2000	6,358.3	2.7	0.1	6,355.5	—

Minimum pension liability, net of tax of $3.0	(5.7)	—	(5.7)	—	—
Net income	256.6	—	—	256.6	—

Total comprehensive income	250.9	—	(5.7)	256.6	—
Net change in intercompany receivable with Merck	(340.9)	—	—	(340.9)	—

Balances at December 29, 2001	6,268.3	2.7	(5.6)	6,271.2	—

Minimum pension liability, net of tax of $3.0	5.7	—	5.7	—	—
Net income	361.6	—	—	115.7	245.9

Total comprehensive income	367.3	—	5.7	115.7	245.9

Balances at December 28, 2002	$6,635.6	$2.7	$0.1	$6,386.9	$245.9

*	For the period subsequent to May 25, 2002.

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	For Fiscal Years Ended
	December 30, 2000	December 29, 2001	December 28, 2002
Cash flows from operating activities:
Net income	$216.8	$256.6	$361.6
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	101.9	131.1	172.5
Amortization of goodwill	103.3	106.9	—
Amortization of intangibles	84.0	84.9	84.9
Deferred income taxes	(76.4)	10.5	57.7
Other	2.2	1.0	4.8
Net changes in assets and liabilities:
Accounts receivable	(38.5)	(41.3)	(593.8)
Inventories	(46.6)	(208.1)	142.9
Other noncurrent assets	(10.4)	(84.1)	0.8
Current liabilities	27.0	404.2	208.0
Other noncurrent liabilities	(3.3)	13.4	20.1
Other	5.5	(16.3)	10.8

Net cash provided by operating activities	365.5	658.8	470.3

Cash flows from investing activities:
Capital expenditures	(250.9)	(322.0)	(235.2)
Purchases of securities and other investments	(54.4)	(198.5)	(110.2)
Proceeds from sale of securities and other investments	59.0	190.6	105.0
Purchase of ProVantage, net of cash acquired of $56.4	(165.9)	—	—
Other	(2.8)	(0.3)	0.0

Net cash used by investing activities	(415.0)	(330.2)	(240.4)

Cash flows from financing activities:
Intercompany transfer (to) from Merck, net	67.1	(340.9)	(231.8)

Net cash (used by) provided by financing activities	67.1	(340.9)	(231.8)

Net increase (decrease) in cash and cash equivalents	17.6	(12.3)	(1.9)
Cash and cash equivalents at beginning of year	11.0	28.6	16.3

Cash and cash equivalents at end of year	$28.6	$16.3	$14.4

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

1.    BACKGROUND AND BASIS OF PRESENTATION

On January 29, 2002, Merck & Co., Inc. (“Merck”) announced its plan to create a separate publicly traded company, Medco Health Solutions, Inc. (“Medco Health” or the “Company”), comprised of Merck’s pharmacy benefit management (PBM) business, operated by Merck’s subsidiary, Merck-Medco Managed Care, L.L.C. On May 21, 2002, the Company converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck and issued 270 million shares of $0.01 par value common stock. On April 22, 2003, Merck announced that it plans to complete this transaction by a spin-off of 100% of the shares of Medco Health in a pro rata tax-free distribution to its stockholders, subject to the satisfaction of various conditions, including receipt of a favorable tax ruling.

In connection with the distribution, Merck and the Company expect to enter into a series of agreements, such as a master separation and distribution agreement, an indemnification and insurance matters agreement, an amended and restated managed care agreement, a tax responsibility allocation agreement and other related agreements, which are intended to govern the ongoing relationship between the two companies (collectively referred to as the “Separation Agreements”).

The Company provides programs and services for its clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. The Company’s programs and services help its clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. The Company accomplishes this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through its national networks of retail pharmacies or its own home delivery pharmacies.

The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Company during each respective period. The financial statements include Merck’s assets and liabilities associated with Medco Health’s business, including the goodwill and intangible assets arising from Merck’s acquisition of the Company. In addition, the historical financial statements include allocations of certain Merck expenses, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services, and other intercompany transactions with Merck. The expense allocations were determined on a basis that Merck and the Company consider to be reasonable reflections of the utilization of services provided by Merck. See Note 11 for additional information on the relationship with Merck. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company in the future, or what they would have been had the Company been a separate company during the periods presented.

Certain amounts for prior years have been reclassified to conform with the current year’s presentation.

On May 21, 2002, the Company converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck. Merck is taxed on the Company’s taxable income as part of Merck’s consolidated tax return, with the Company’s liabilities for income taxes being reflected in “Due from Merck, net”. The Company provides for and will directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement with Merck. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company was a separate entity and had prepared its own separate tax return as a corporation.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year—The Company’s fiscal year ends on the last Saturday in December. Fiscal years 2001 and 2002 were 52-week years, while fiscal year 2000 was a 53-week year. Unless otherwise stated, references to years in the financial statements relate to fiscal years.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates over which the Company has significant influence, but not a controlling interest, are accounted for using the equity method. The Company’s equity investments are not significant.

Modifications to Financial Statements audited by Arthur Andersen LLP—Subsequent to the issuance by Arthur Andersen of its audit opinion on the December 30, 2000 financial statements, the Company changed its presentation of net revenues and cost of revenues to state separately product net revenues and cost of product net revenues and service revenues and cost of service revenues. The Company has applied the adjustments to present these amounts for all periods presented. This reclassification did not change total net revenues and cost of revenues for 2000 that were covered by Arthur Andersen’s audit opinion. In addition, as discussed in Goodwill in this Note 2, the Company adopted a new accounting standard which requires transitional disclosures that include 2000 amounts. The Company has prepared the transitional disclosures in a consistent manner for all periods presented.

Cash and Cash Equivalents—Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

Short-term investments—The Company has investments in certificates of deposit, and U.S. government securities that are carried at fair value, and are classified as available for sale with unrealized gains and losses included as a separate component of equity, net of tax. These investments have maturities of not more than one year and are held to satisfy the minimum statutory capital requirements for some of the Company’s insurance subsidiaries.

Financial Instruments—The carrying amount of cash, short term investments in marketable securities, trade accounts receivable, bank overdrafts and accounts payable, approximated fair value as of December 29, 2001 and December 28, 2002. The Company estimates fair market value for these assets based on their market values or estimates of their present value. The Company does not currently use derivative financial instruments in its risk management strategy.

Accounts Receivable, net—As of December 29, 2001 and December 28, 2002, accounts receivable included unbilled receivables from clients and manufacturers of $802.3 million and $1,265.6 million, respectively. Unbilled receivables are billed to clients typically within 14 days based on the contractual billing schedule agreed upon with each client. Thus, at the end of any given reporting period, unbilled receivables from clients will represent up to two weeks of dispensing activity. Unbilled receivables from manufacturers are generally billed beginning 45 days from the end of each quarter. Receivables are presented net of allowance for doubtful accounts of $7.3 million and $6.5 million at December 29, 2001 and December 28, 2002, respectively.

Inventories, net—Inventories in the Company’s home delivery pharmacies, which consist solely of finished product (primarily prescription drugs), are valued at the lower of first-in, first-out (FIFO) cost or market.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Property and Equipment, net—Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method for assets with useful lives ranging from 3 to 45 years. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the useful lives of the assets. The Company complies with the provisions of American Institute of Certified Public Accountants Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over 3 to 5 years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. Property and equipment are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the Company compares the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows.

Net Revenues—Product net revenues consist principally of sales of prescription drugs to members, either through the Company’s home delivery pharmacies or through the Company’s network of contractually affiliated retail pharmacies, and are recognized when those prescriptions are dispensed. The Company evaluates client contracts using the indicators of Emerging Issues Task Force No. 99-19 (“EITF 99-19”) “Reporting Gross Revenue as a Principal vs. Net as an Agent” to determine whether the Company acts as a principal or as an agent in the fulfillment of prescriptions through the retail pharmacy network. Where the Company acts as a principal, revenues are recognized at the prescription price (ingredient cost plus dispensing fee) negotiated with clients, including the portion of the price allocated by the client to be settled directly by the member (co-payment) as well as the Company’s administrative fees (“Gross Reporting”). This is because the Company (a) has separate contractual relationships with clients and with pharmacies, (b) is responsible to validate and most economically manage a claim through its claims adjudication process, (c) commits to set prescription prices for the pharmacy, including instructing the pharmacy as to how that price is to be settled (co-payment requirements), (d) manages the overall prescription drug relationship with the patients, and (e) has credit risk for the price due from the client. Where the Company adjudicates prescriptions at pharmacies that are under contract directly with the client and there are no financial risks to the Company, such revenue is recorded at the amount of the administrative fee earned by the Company for processing the claim (“Net Reporting”). Rebates, guarantees, and risk-sharing payments paid to clients and other discounts are deducted from revenue as they are earned by the client. Other contractual payments made to clients are generally made upon initiation of contracts as implementation allowances, which may, for example, be designated by clients as funding for their costs to transition their plans to the Company or as compensation for certain data or licensing rights granted by the client to the Company. The Company considers these payments to be an integral part of the Company’s pricing of a contract and believes that they represent only a variability in the timing of cash flow that does not change the underlying economics of the contract. Accordingly, these payments are capitalized and amortized as a reduction of revenue on a straight line basis over the life of the contract where the payments are refundable upon cancellation of the contract or relate to non-cancelable contracts. Amounts capitalized are assessed periodically for recoverability based on the profitability of the contract. During 2001 and 2002, the Company had one client which represented 16% of net revenue for each year. In 2000, there were no clients with revenues greater than 10% of net revenue.

Service revenues consist principally of sales of services and data to pharmaceutical manufacturers and other customers, and administrative fees earned from clients and other non-product related revenues. Client administrative fees are earned for services that are comprised of claims processing, eligibility management, benefits management, pharmacy network management and other related customer services. Service revenues are recorded by the Company when performance occurs and collectibility is assured by the Company.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements”. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The adoption of SAB 101 had no material impact on the results of operations and financial position of the Company. The Company adopted EITF 99-19 during 2000 as discussed above. The adoption of EITF 99-19 had no material impact on the results of operations and financial position of the Company.

Cost of Revenues—Cost of product net revenues for home delivery primarily includes the cost of inventory dispensed from the home delivery pharmacies, costs incurred to process and dispense the prescriptions along with associated depreciation, and operating costs of the Company’s call center pharmacies. Cost of product net revenues for retail includes ingredient costs of drugs dispensed and professional fees paid to retail network pharmacies. Also included in cost of product net revenues for both home delivery and retail is a credit for rebates earned from pharmaceutical manufacturers whose drugs are included on the Company’s preferred drug lists, which are also known as formularies. These rebates generally take the form of formulary rebates which are earned based on the volume of a specific drug dispensed under formularies, or market share rebates which are based on the achievement of contractually specified market share levels for a specific drug. Rebates receivable from pharmaceutical manufacturers are accrued in the period earned by multiplying estimated rebatable prescription drugs dispensed via home delivery, or by the retail network, by the contractually agreed manufacturer rebate amount. Rebates receivable estimates are revised to actual, with the difference recorded to cost of product net revenues, upon billing to the manufacturer, generally 45 to 90 days subsequent to the end of the applicable quarter. These billings are not issued until the necessary specific eligible claims and market share data is received and thoroughly analyzed. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized and recorded to actual amounts billed has not been material to the Company’s results of operations. Cost of service revenues consists principally of labor and operating costs for delivery of services provided, including member communication materials.

Goodwill, net—Goodwill of $3,310.2 million at December 29, 2001 and December 28, 2002 (net of accumulated amortization of $813.4 million) primarily represents the push down of the excess of acquisition costs over the fair value of the Company’s net assets from the acquisition of the Company by Merck in 1993 and, to a significantly lesser extent, the Company’s acquisition of ProVantage Health Services, Inc. (“ProVantage”) in 2000. See Note 3. Until December 29, 2001, goodwill was amortized on a straight-line basis over periods up to 40 years. Effective December 30, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). Under SFAS No. 142, the Company ceased amortization of goodwill and tests its goodwill for impairment on an annual basis using a two-step fair value based test. The most recent assessment of goodwill impairment was performed as of September 30, 2002. Assuming SFAS No. 142 had been adopted for all periods presented, net income and earnings per share would have been $320.1 million and $1.19 for 2000, and $363.5 million and $1.35 for 2001, respectively.

Intangible Assets, net—Intangible assets comprise customer relationships of $2,499.7 million at December 30, 2001 and $2,414.8 million at December 28, 2002 (net of accumulated amortization of $672.5 million at December 29, 2001 and $757.4 million at December 28, 2002) that arose in connection with the acquisition of the Company by Merck in 1993 that have also been pushed down to the balance sheet of the Company. These intangible assets are recorded at cost and are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When these events occur, the carrying amount of the assets is compared to the undiscounted expected future cash flows. If this comparison

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows. The most recent impairment test was performed as of December 28, 2002 and the intangible assets were determined not to be impaired. For the years ended December 30, 2000, December 29, 2001, and December 28, 2002, the intangible assets from the Merck acquisition were being amortized on a straight-line basis over a weighted average useful life of 38 years based on the historical customer retention rate. The Company continually evaluates the amortizable lives of the intangible assets to ensure they reflect current circumstances. During the first quarter of 2003, the Company performed a re-evaluation of the useful life of the intangible assets taking into account historical turnover experience, including recent losses of clients, and expected future losses. As a result of this review, the weighted average useful life was revised to 35 years effective as of December 29, 2002, with the annual intangible assets amortization expense increasing by approximately $9 million.

Stock-Based Compensation—The Company accounts for employee options to purchase Merck stock, and for employee participation in the employee stock purchase plan (“ESPP”), under the intrinsic value method of expense recognition contained in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Under the intrinsic method, compensation expense is the amount by which the market price of the underlying stock exceeds the exercise price of an option at the date of grant. Generally, employee stock options are granted to purchase shares of stock at the fair market value at the time of grant. Accordingly, no compensation expense is recognized for the stock-based compensation plans.

If the fair value method of accounting for these options and the ESPP had been applied, net income in 2000, 2001 and 2002 would have been reduced. The fair value method requires recognition of compensation cost ratably over the vesting period. The pro forma effect on fiscal 2000, 2001 and 2002 net income and earnings per share if the Company had applied the fair value method for recognizing employee stock-based compensation is as follows ($ in millions, except per share data):

	Fiscal Years
	2000	2001	2002
Net income, as reported	$216.8	$256.6	$361.6
Compensation expense, SFAS No. 123, net of tax	53.7	66.1	72.7

Pro forma net income	$163.1	$190.5	$288.9

Earnings per common share:
Basic—as reported	$0.80	$0.95	$1.34
Basic—pro forma	$0.60	$0.71	$1.07

The average fair value of options granted during 2000, 2001 and 2002 was $23.35, $24.49 and $16.39. The fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $69.86 in 2000, $78.43 in 2001 and $59.63 in 2002 and the following weighted average assumptions:

	Fiscal Years
	2000	2001	2002
Dividend yield	1.8%	1.8%	2.4%
Risk-free interest rate	6.2%	4.7%	4.2%
Volatility	29%	30%	31%
Expected life (years)	6.0	6.1	5.2

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Certain stock options granted to Company employees in fiscal 2002 are expected to convert to Medco Health options. The conversion will impact the Company’s pro forma net income under the fair value method of accounting for stock options, as the pro forma compensation expense for these options will be calculated utilizing assumptions that are consistent with the PBM industry, instead of those of Merck.

See Note 10, “Stock Based Compensation” for additional information concerning the Company’s stock-based compensation plans.

Transactions with Merck—The Company enters into intercompany transactions with Merck for, among other things, the daily transfer of cash collections, allocations of corporate charges and cash borrowings to be used in operations as necessary, purchases of inventory and credits for taxes paid by Merck on the Company’s income. Until December 29, 2001, the net amount due from/to Merck at the end of each fiscal year has been classified as equity and forms a part of the continuing equity of the Company. Effective December 30, 2001, amounts due from/to Merck arising from transactions subsequent to that date are recorded within Due from Merck, net, as these amounts will be settled in cash. See Note 11 for a description of the relationship with Merck.

Income Taxes—The Company accounts for income taxes under SFAS No. 109 “Accounting for Income Taxes” (SFAS No. 109). Accordingly, income tax expense and the deferred income tax balances in the consolidated financial statements have been calculated as if the Company had been taxed separately and had prepared its own separate tax returns as a corporation. Prior to May 21, 2002, the Company was structured as a single member limited liability company with Merck as the sole member. Effective May 21, 2002, the Company converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck. Merck has been taxed on the Company’s taxable income as part of Merck’s consolidated tax return, with the Company’s liability for income taxes being reflected in “Due from Merck, net”.

Use of Estimates—The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments. Estimates are used in determining such items as provisions for rebates receivable and payable, depreciable/amortizable lives, testing for impairment of long-lived assets, pension and other postretirement benefit plan assumptions, and amounts recorded for contingencies, and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

Operating Segments—The Company conducts its operations as a single operating segment, which primarily consists of sales of prescription drugs to members of clients either through the Company’s home delivery pharmacies or through its networks of contractually affiliated retail pharmacies. Management reviews the operating and financial results on a consolidated basis. PBM services to clients are delivered and managed under a single contract for each client.

Corporate Structure and Earnings Per Share—The Company converted from a limited liability company to a Delaware corporation on May 21, 2002 and subsequently changed its name to Medco Health Solutions, Inc. As part of the conversion, Medco Health authorized 1,000 million shares of common stock ($0.01 par value) and issued 270 million shares of common stock to Merck. Medco Health also authorized 10 million shares of preferred stock at $0.01 par value, none of which have been issued. The preferred stock, as authorized, contains no provisions regarding redemption or dividends. The provisions of the preferred stock will be set by the Board of Directors of the Company when issued. The financial statements have been revised to retroactively reflect this transaction for all periods presented. The book value of the common stock is presented separately from Merck’s

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

net investment in the Company for all periods presented. This net investment, which includes the accumulated historical changes in Merck’s investment in the Company, as well as the historical retained earnings of the Company, forms the ongoing additional paid-in capital of the Company under the terms of the master separation and distribution agreement with Merck. In conjunction with the conversion from a limited liability company to a corporation, the Company began recording retained earnings for the period subsequent to May 25, 2002.

Basic Earnings per Share (“EPS”) are computed by dividing net income by the number of shares of common stock issued and outstanding. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the year. As of December 28, 2002, Medco Health had no dilutive securities outstanding. Accordingly, diluted EPS is considered equivalent to basic EPS for all periods presented. From February 26, 2002 to December 28, 2002, Merck granted under its employee stock options plans, approximately 5.5 million options to Medco Health employees to purchase Merck stock that are expected to be converted into Medco Health options on the date of the spin-off, of which approximately 5.2 million remained outstanding at December 28, 2002. The rate of conversion will be determined on the date of the spin-off based on a formula which will preserve the financial position of the option holder immediately before and after the distribution. These options may have a dilutive effect on future EPS if the exercise price of the options is less than the market price at period-end. Options granted by Merck to Medco Health employees prior to February 26, 2002 will remain options to purchase Merck stock. In February 2003, the Company communicated to employees an expected option grant of 6.5 million shares of Company stock contingent upon the separation from Merck at the market price on the ultimate date of grant. The grant is expected to take place subsequent to the full separation from Merck and could have a dilutive effect on EPS in the future.

Other Comprehensive Income (Loss)—Total comprehensive income includes, in addition to net income, unrealized investment gains and losses and changes in the minimum pension liability excluded from the consolidated statements of income that were recorded directly into a separate section of stockholder’s equity on the consolidated balance sheet. These items are referred to as accumulated other comprehensive income (loss).

Pension and Other Postretirement Benefits—The determination of the Company’s obligation and expense for pension and other postretirement benefits is based on assumptions used by actuaries for discount rate, expected long-term rate of return on plan assets, and rates of increase in compensation and health care costs.

Recent Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations” (SFAS No. 141). SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting. SFAS No. 141 also defines acquired intangible assets and requires that a reassessment of a company’s preexisting acquired intangible assets and goodwill be evaluated and adjusted to conform with that definition. The Company adopted this standard effective December 30, 2001 and it did not have a material effect on its results of operations, cash flows or financial position.

In July 2001, the FASB issued SFAS No. 142, which, along with SFAS No. 141, is effective beginning December 30, 2001. SFAS No. 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to a business combination. In accordance with SFAS No. 142, the Company no longer amortizes goodwill, but rather evaluates goodwill for impairment on an annual basis using a fair value based test. The Company adopted this standard effective December 30, 2001, and other than no longer recording an annual goodwill amortization expense of approximately $107 million, or $0.40 per share, it did not have a material effect on its results of operations, cash flows or financial position.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

During October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (SFAS No. 121) and replaces the accounting and reporting provisions of APB Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. The Company adopted this standard effective December 30, 2001 and it did not have a material effect on the results of operations, cash flows or financial position.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), which is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company will adopt this standard on January 1, 2003 and does not expect it to have a material effect on the results of operations, cash flows or financial position.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that a liability be recorded in the guarantor’s balance sheet at fair value upon issuance of certain guarantees. The recognition provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. The Company has determined that the guarantees offered to clients are outside the scope of FIN 45, as these guarantees relate to the Company’s future performance under contractual agreements with clients. As such, the adoption of FIN 45 did not have a material impact on the Company’s results of operations, cash flows or financial position.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to SFAS No. 123” (SFAS No. 148) which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more prominent disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. The Company has adopted the disclosure provisions of SFAS No. 148.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The Company does not have any variable interest entities which would require consolidation under FIN 46. Accordingly, the adoption of FIN 46 did not have a material impact on the Company’s results of operations, cash flows or financial position.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

3.    ACQUISITION AND JOINT VENTURE

In June 2000, the Company acquired the outstanding common stock of ProVantage for approximately $222.3 million in cash. ProVantage was engaged in delivering pharmacy benefits management, vision benefits management and health information technology services. The acquisition was accounted for by the purchase method and, accordingly, ProVantage’s results of operations have been included with the Company’s since the acquisition date. The purchase price was allocated to the fair value of the assets and liabilities acquired from ProVantage, resulting in $39.1 million being recorded as intangible assets, principally customer relationships, and $160.8 million being recorded as goodwill. The intangible assets are being amortized over twenty years.

On February 22, 2001, the Company entered into an agreement with AdvancePCS and Express Scripts, Inc. to form RxHub, LLC (“RxHub”), an electronic exchange designed to enable physicians who use electronic prescribing technology to link to pharmacies, PBM companies and health plans. The Company invested approximately $5.7 million in 2001 and an additional $3.8 million in 2002. The Company owns one-third of RxHub and accounts for its investment in RxHub under the equity method of accounting. The Company’s percentage interest in RxHub’s net loss is $1.8 million and $4.8 million for 2001 and 2002, respectively, and is recorded in selling, general and administrative expenses in the consolidated statement of income. The net investment in RxHub of $3.9 million at December 29, 2001 and $2.9 million at December 28, 2002 is recorded in other noncurrent assets on the consolidated balance sheet.

4.    PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following ($ in millions):

	December 29, 2001	December 28, 2002
Land and buildings	$172.4	$180.8
Machinery, equipment and office furnishings	438.6	476.2
Computer software	367.5	543.4
Leasehold improvements	81.8	91.6
Construction in progress (primarily capitalized software development)	83.1	17.0

	1,143.4	1,309.0
Less accumulated depreciation and amortization	(367.5)	(466.1)

	$775.9	$842.9

Depreciation and amortization expense for property and equipment totaled $101.9 million, $131.1 million and $172.5 million in fiscal years 2000, 2001 and 2002, respectively.

5.    LEASES

The Company leases certain home delivery and call center pharmacy facilities, offices and warehouse space throughout the United States under various operating leases. In addition, the Company leases operating equipment for use in its home delivery pharmacy facilities and computer equipment for use in its data center. Rental expense was $33.4 million, $40.5 million and $51.4 million for fiscal years 2000, 2001 and 2002

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

respectively. The minimum aggregate rental commitments under non-cancelable leases, excluding renewal options are as follows ($ in millions):

Years Ending December
2003	$44.4
2004	$23.1
2005	$14.6
2006	$8.6
2007	$4.9
Thereafter	$12.8

In the normal course of business, operating leases are generally renewed or replaced by new leases.

6.    GOODWILL AND INTANGIBLE ASSETS

Until December 29, 2001, goodwill was amortized on a straight-line basis over periods up to 40 years. Effective December 30, 2001, the Company adopted SFAS No. 142 and ceased amortization of goodwill. See Note 2. Amortization expense of goodwill for the years ended December 30, 2000 and December 29, 2001 was $103.3 million and $106.9 million, respectively.

The changes in carrying value of goodwill are as follows ($ in millions):

	Fiscal Years
	2001	2002
Goodwill, net at the beginning of year	$3,419.6	$3,310.2
Amortization expense	(106.9)	—
Other	(2.5)	—

Goodwill, net at the end of year	$3,310.2	$3,310.2

Intangible assets, comprised of customer relationships, were as follows at December 29, 2001 and December 28, 2002 ($ in millions):

	December 29, 2001	December 28, 2002
Cost	$3,172.2	$3,172.2
Less accumulated amortization	(672.5)	(757.4)

	$2,499.7	$2,414.8

For the years ended December 30, 2000, December 29, 2001, and December 28, 2002, the intangible assets from the Company’s acquisition by Merck were being amortized on a straight-line basis over a weighted average useful life of 38 years. Amortization expense of intangible assets for the years ended December 30, 2000, December 29, 2001 and December 28, 2002 was $84.0 million, $84.9 million and $84.9 million, respectively. As discussed in Note 2, the Company has reduced the weighted average useful life to 35 years effective as of December 29, 2002, with the annual intangible amortization expense increasing by approximately $9 million. Aggregate intangible asset amortization expense for each of the five succeeding fiscal years is estimated to be $94.4 million.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

7.    PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company and its subsidiaries have various plans covering substantially all of their employees. The net cost for the Company’s pension plans consisted of the following components ($ in millions):

	Fiscal Years
	2000	2001	2002
Service cost	$10.1	$11.2	$13.6
Interest cost	2.8	3.4	4.4
Expected return on plan assets	(5.4)	(5.7)	(5.7)
Net amortization of actuarial losses (gains)	(0.5)	0.0	0.7

Net pension cost	$7.0	$8.9	$13.0

Effective January 2001 the Company implemented a new Retiree Health Benefits Program. Under this program, which is currently not funded, the Company maintains postretirement benefit plans for its employees. The net cost of postretirement benefits other than pensions consisted of the following components ($ in millions):

	Fiscal Years
	2001	2002
Service cost	$9.2	$12.3
Interest cost	3.4	4.7
Amortization of prior service costs	2.6	2.6
Net amortization of actuarial losses (gains)	0.0	0.1

Net postretirement benefit cost	$15.2	$19.7

The cost of health care and life insurance benefits for active employees was $74.2 million in 2000, $88.7 million in 2001 and $104.4 million in 2002.

Summarized information about the changes in plan assets and benefit obligation is as follows ($ in millions):

	Pension Benefits		Other Postretirement Benefits
	2001	2002	2001	2002
Fair value of plan assets at beginning of year	$55.6	$52.4	$—	$—
Actual return on plan assets	(4.1)	(7.9)	—	—
Company contributions	5.5	40.7	—	0.8
Employee contributions	—	—	—	0.2
Benefits paid	(4.6)	(4.7)	—	(1.0)

Fair value of plan assets at end of year	$52.4	$80.5	$—	$—

Benefit obligation at beginning of year	$46.5	$58.8	$—	$60.8
Plan initiation	—	—	45.6	—
Service cost	11.2	13.6	9.2	12.3
Interest cost	3.4	4.4	3.4	4.7
Employee contributions	—	—	—	0.2
Actuarial losses (gains)	2.3	9.7	2.9	27.2
Benefits paid	(4.6)	(4.7)	(0.3)	(1.0)

Benefit obligation at end of year	$58.8	$81.8	$60.8	$104.2

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

A reconciliation of the plans’ funded status to the net asset (liability) recognized at year end 2001 and 2002 is as follows ($ in millions):

	Pension Benefits		Other Postretirement Benefits
	2001	2002	2001	2002
Plan assets (less than) in excess of benefit obligation	$(6.4)	$(1.3)	$(60.8)	$(104.2)
Unrecognized net loss (gain)	11.1	33.7	2.9	30.0
Unrecognized initial benefit obligation	0.1	—	—	—
Unrecognized prior service cost	—	—	43.0	40.4

Net asset (liability)	$4.8	$32.4	$(14.9)	$(33.8)

Recognized as:
Other noncurrent assets	$—	$32.4	$—	$—
Other noncurrent liabilities	$(3.9)	$—	$(14.9)	$(33.8)
Equity (Accumulated comprehensive income)	$8.7	$—	$—	$—

For pension plans with benefit obligations in excess of plan assets at December 29, 2001 and December 28, 2002, the fair value of plan assets was $52.4 and $80.5 million, respectively, and the benefit obligation was $58.8 million and $81.8 million, respectively. For those plans with accumulated benefit obligations in excess of plan assets at December 29, 2001, the fair value of plan assets was $52.4 million and the accumulated benefit obligation was $56.3 million. At December 28, 2002 the fair value of plan assets exceeded the accumulated benefit obligation.

Actuarial assumptions used in determining plan information are as follows:

	Fiscal year end
	Pension Benefits			Other Postretirement Benefits
	2000	2001	2002	2001	2002
Discount rate	7.50%	7.25%	6.50%	7.25%	6.50%
Expected long term rate of return on plan assets	10.00%	10.00%	10.00%	—	—
Salary growth rate	4.50%	4.50%	4.50%	—	—

The Company reassesses its benefit plan assumptions on a regular basis. For 2003, the Company has changed its expected long term rate of return on plan assets from 10.0% to 8.75% for pension benefits. Holding all other assumptions constant, the 2003 net pension cost is expected to increase by approximately $2.5 million, of which approximately $1.5 million is attributable to the lower discount rate at December 28, 2002 and approximately $1.0 million is attributable to the lower expected rate of return.

The health care cost trend rate for other postretirement benefit plans for 2003 was 11%. The rate is expected to decline to 5% over a seven-year period. A one percentage point change in the health care cost trend rate would have had the following effects in 2002 ($ in millions):

	One Percentage Point
	Increase	Decrease
Effect on total service and interest cost components	$4.2	$(3.2)
Effect on benefit obligation	$23.5	$(18.3)

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

The Medco Health cash balance pension plan is currently included within the Merck master pension trust and is managed by State Street Bank & Trust Company.

The Company participates in a multi-employer defined benefit retirement plan that covers certain union employees. The Company made contributions to the plan of $0.5 million in 2000, $0.7 million in 2001 and $1.0 million in 2002.

The Company sponsors a defined contribution retirement plan for all eligible employees, as defined in the plan documents. This plan is qualified under Section 401(k) of the Internal Revenue Code. Contributions to the plan are based on employee contributions and a Company match. Contribution expenses under the plan were $14.7 million in 2000, $17.4 million in 2001 and $17.9 million in 2002.

8.    TAXES ON INCOME

Income Taxes—Effective May 21, 2002, the Company changed its tax status to that of a corporation and provides for and will directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement with Merck. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company were a separate entity and had prepared its own separate tax return as a corporation.

The components of the provision for income taxes for the fiscal years ended 2000, 2001 and 2002 are as follows ($ in millions):

	Fiscal Years
	2000	2001	2002
Current provision:
Federal	$227.5	$190.1	$148.4
State	79.7	61.6	52.6

Total	307.2	251.7	201.0

Deferred provision:
Federal	(52.4)	8.5	48.0
State	(24.1)	1.5	9.7

Total	(76.5)	10.0	57.7

Total provision for income taxes	$230.7	$261.7	$258.7

A reconciliation between the Company’s effective tax rate and the U.S. statutory rate is as follows:

	Tax Rate
	2000	2001	2002
U.S. statutory rate applied to pretax income	35.0%	35.0%	35.0%
Differential arising from:
Amortization of goodwill	8.1	7.2	—
State taxes	8.1	7.9	6.5
Other	0.4	0.4	0.2

Effective tax rate	51.6%	50.5%	41.7%

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Deferred income taxes at year end consisted of ($ in millions):

	2001 Assets	2001 Liabilities	2002 Assets	2002 Liabilities
Intangibles	$—	$1,022.1	$—	$973.6
Accelerated depreciation	—	196.8	—	217.5
Accrued expenses	56.6	—	43.8	—
Accrued rebates	199.2	—	160.8	—
Other	57.3	18.2	8.5	6.6

Total deferred taxes	$313.1	$1,237.1	$213.1	$1,197.7

Net deferred tax liabilities		$924.0		$984.6

The Company reduced its net receivable from Merck in the amounts of $307.2 million, $251.7 million and $201.0 million in 2000, 2001 and 2002, respectively, for taxes paid by Merck on the Company’s behalf.

9.    COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company regularly enters into purchase commitments covering inventory requirements of its home delivery pharmacies for periods of generally up to one year. These commitments generally reflect the minimum purchase requirements of these pharmaceutical manufacturers and distributors. As of December 28, 2002 contractual obligations for these purchase commitments totaled $16.0 million for 2003, and $8.0 million for 2004.

In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the U.S. District Court for the Southern District of New York. The suit, which is similar to claims against other PBMs in other pending cases, alleges that the Company should be treated as a “fiduciary” under the provisions of ERISA and that the Company has breached the Company’s fiduciary obligations under ERISA in connection with the Company’s development and implementation of formularies, preferred drug listings and intervention programs. Since the Gruer case was filed, six other cases were filed in the same court asserting similar claims; one of these cases was voluntarily dismissed. The plaintiffs in these cases, who claim to represent the interests of six different pharmaceutical benefit plans for which the Company is the PBM, contend that in accepting and retaining certain rebates the Company has failed to make adequate disclosure and has acted in the Company’s own best interest and against the interests of the Company’s clients. The plaintiffs also allege that the Company was wrongly used to increase Merck’s market share, claiming that under ERISA the Company’s drug formulary choices and therapeutic interchange programs were “prohibited transactions” that favor Merck’s products. The plaintiffs have demanded that the Company and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. Although none has done so to date, some of the plaintiffs have indicated that they may amend their complaints against the Company and others to allege violations of the Sherman Act, the Clayton Act and various states’ antitrust laws due to alleged conspiracies to suppress price competition and unlawful combinations allegedly resulting in higher pharmaceutical prices.

Recently, Merck and the Company agreed to settle this series of lawsuits on a class action basis to avoid the significant cost and distraction of protracted litigation. The Company, Merck and the plaintiffs in five of these six cases filed a proposed class action settlement with the court on December 9, 2002. Under the proposed settlement, Merck and the Company have agreed to pay $42.5 million and the Company has agreed to change or to continue certain specified business practices for a period of five years. The proposed settlement does not involve the release of any antitrust claims. The financial compensation is intended to benefit the ERISA plans for

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

which the Company administered a pharmacy benefit at any time since December 17, 1994. If the court preliminarily approves the settlement, the class member plans will have the opportunity to participate in or opt out of the settlement. The settlement becomes final only if and when the court grants final approval and all appeals have been resolved. Included in accrued expenses and other current liabilities is $38.3 million representing the Company’s portion of the proposed settlement.

On April 30, 2003, the court overseeing the proposed class action settlement held a hearing, at which lawyers for the settling plaintiffs, Merck and the Company advised the court that they collectively had agreed to modify the previously-filed settlement agreement in certain respects. The amendments do not change the amount of cash compensation or the provisions relating to the business practices that the Company agreed to continue or modify under the original agreement. At the hearing, counsel for two of the Company’s clients appeared in order to seek clarification regarding the scope of the settlement and their rights thereunder. The settling parties anticipate filing a revised agreement and supporting documents shortly. The court will then decide whether to grant preliminary approval to the settlement. One of the initial plaintiffs in the lawsuits is expected to oppose the settlement.

Similar complaints against the Company and Merck have been filed in eight additional actions by ERISA plan participants, purportedly on behalf of their plans and, in some of the actions, similarly-situated self-funded plans. The complaints in these actions rely on many of the same theories as the litigation discussed above. The plans themselves, which could decide to opt out of or participate in the proposed settlement discussed above, are not parties to these lawsuits. In addition, a proposed class action complaint against Merck and the Company has been filed by trustees of another benefit plan in the United States District Court for the Northern District of California. These cases have been transferred and consolidated in the Southern District of New York by order of the Judicial Panel on Multidistrict Litigation. The plaintiffs in these actions are expected to oppose the proposed settlement discussed above.

In June 2002, a lawsuit captioned Miles v. Merck-Medco Managed Care, L.L.C. was filed in the Superior Court of California against Merck and the Company. The complaint is based on similar factual allegations as the ERISA cases above with a theory of liability premised on a California law prohibiting unfair business practices. The plaintiff, who purports to sue on behalf of the general public of California, seeks injunctive relief and disgorgement of the revenues that were allegedly improperly received by Merck and the Company. The Miles case was removed to the United States District Court for the Southern District of California and, pursuant to the Multidistrict Litigation order discussed above, was later transferred to the Southern District of New York and consolidated with the ERISA cases pending against Merck and the Company in that court.

In August 2002, a lawsuit based on similar allegations, captioned City of Atlantic City v. Medco Health Solutions, Inc. et. al., was filed against the Company in New Jersey state court. The theory of liability in the City of Atlantic City case was based on the New Jersey Consumer Fraud Act. The plaintiff, which purported to represent a class of similarly-situated non-ERISA plans, sought compensatory and treble damages. The New Jersey court dismissed this case without prejudice on January 27, 2003.

In October 2002, the Company filed a declaratory judgment action, captioned Medco Heath Solutions, Inc. v. West Virginia Public Employees Insurance Agency, in the Circuit Court of Kanawha County, West Virginia, asserting the Company’s right to certain cost savings under the Company’s agreement with the West Virginia Public Employees Insurance Agency, or PEIA. In November 2002, the State of West Virginia and PEIA filed suit against Merck and the Company in the same court based on similar allegations as the ERISA cases above, and on alleged representations made during contract negotiations. This action is premised on several state law theories,

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

including violations of the West Virginia Consumer Credit and Protection Act, fraud and breach of contract. West Virginia and PEIA seek civil penalties, compensatory and punitive damages, and injunctive relief. In March 2003, in the declaratory judgment action, PEIA and the State of West Virginia, which was joined as a party, filed a counterclaim and third party complaint against the Company that raised the same allegations they asserted in their November 2002 action described above.

In March 2003, a lawsuit captioned American Federation of State, County and Municipal Employees v. AdvancePCS et. al., based on similar allegations, was filed against the Company, and other major pharmacy benefit managers in Superior Court of California. The theory of liability in this action is based on the California law prohibiting unfair business practices. The plaintiff, who purports to sue on behalf of its members and similarly situated California public employees, seeks injunctive relief and disgorgement of revenues that were allegedly improperly received by the Company.

In April 2003, one of the Company’s clients filed an action in the federal district court for the Eastern District of Missouri, alleging, among other things, that the Company breached fiduciary duties under ERISA, violated a New Jersey consumer protection law, improperly induced the client into contracting with the Company, and breached the resulting agreement. The plaintiff seeks compensatory, punitive and treble damages, rescission and restitution of revenues that were allegedly improperly received by the Company.

In connection with the Company’s spin-off from Merck, the Company will agree to indemnify Merck for substantially all monetary liabilities related to these lawsuits, including substantially all of the proposed settlement payment discussed above. The Company has denied all allegations of wrongdoing and is vigorously defending these claims, although the Company has proposed to settle some of these claims as described above and the Company may in the future decide to settle others. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcome of each of these lawsuits is uncertain and an adverse determination in any one of them could significantly negatively affect the Company’s ability to obtain rebates that are essential to the Company’s profitability and could materially limit the Company’s business practices. For these reasons, an adverse determination in these lawsuits could have a material adverse effect on the Company’s business, profitability, liquidity and growth prospects.

Since 1998, the Civil Division of the U.S. Attorney’s office for the Eastern District of Pennsylvania has been examining certain activities of the PBM industry in light of anti-kickback and other laws and regulations. To date, no specific prosecutions or settlements have been made public, but in July 1999, the Company received a subpoena seeking documents and information related to various aspects of the Company’s business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be PBMs’ relationships with pharmaceutical manufacturers and retail pharmacies as well as PBMs’ programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The U.S. Attorney’s office has also contacted some of the pharmaceutical manufacturers with which the Company has agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with the Company. The State Attorney General’s Office of Tennessee has requested information similar to that requested by the U.S. Attorney’s office for the Eastern District of Pennsylvania.

In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the U.S. District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

interchanges. The Company has not yet been served with the complaints and has not yet been required to defend against the allegations. The Department of Justice, acting through the U.S. Attorney’s office, is required by the Federal False Claims Act to review the allegations and determine whether it should intervene in the qui tam complaints.

On April 16, 2003, the Company received a letter from the Office of the Maine Attorney General seeking information concerning the Company’s pharmacy benefit management practices. This letter was written on behalf of Maine and 21 other states, and the Company has been advised that it is in connection with a review of the pharmaceutical industry and pharmacy benefit management practices.

On April 30, 2003, the Company received a letter from the U.S. Attorney’s office for the Eastern District of Pennsylvania in which the government proposed to continue settlement discussions with the Company regarding some of the federal and state law issues it has been investigating. The government also stated that they plan to move promptly toward an intervention decision by the Department of Justice with respect to the pending qui tam actions described above, but the Company has not been informed of any such decision. The Company has participated in several meetings with the U.S. Attorney’s office and intends to continue these discussions.

The Company has complied with the U.S. Attorney’s subpoena and the Tennessee Attorney General’s request to explain the nature of the Company’s business and the contributions the Company makes to improve the quality and affordability of health care, and the Company is cooperating with Maine and the other states to provide them with more information about the Company’s business practices. The Company believes that the Company’s programs comply with anti-kickback laws and other applicable laws and regulations. Nevertheless, the outcome of proceedings, requests for information or other actions pursuant to the investigation of the U.S. Attorney’s office for the Eastern District of Pennsylvania, the qui tam complaints, the states’ request for information or other similar actions is uncertain, and an adverse outcome or result in any of these proceedings could have a material effect on the Company’s business practices, financial condition or profitability.

The Company and Merck are named as defendants in a number of purported class action lawsuits all relating to the Company’s revenue recognition practice for retail co-payments paid by members of plans for which the Company provides pharmaceutical benefit management services. Recently, the class action lawsuits were consolidated and amended to assert claims against Merck and the Company and certain of the Company’s officers and directors relating to the Company’s revenue recognition practices for retail co-payments, rebates received by the Company, and the Company’s independent status. Although Merck has agreed to indemnify the Company for a significant portion of any damages or settlement paid in connection with these litigations, the Company could be liable for a material amount of any damages or settlement payment.

In April 2003, the Company received a letter from a former client alleging that the Company breached its contract with respect to certain pricing guarantees and prescription dispensing fees. The Company is presently discussing the matter with its former client. The former client has filed a complaint against the Company but the complaint has not been served.

In addition, the Company is involved in various claims and legal proceedings of a nature considered normal to the Company’s business, principally employment and commercial matters. While it is not feasible to predict or determine the final outcome of all of the above proceedings, management does not believe that they would result in a material adverse effect on the Company’s financial position or liquidity. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate resolutions of these matters, or changes in the Company’s assumptions or its strategies related to these proceedings.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

10.    STOCK BASED COMPENSATION

Stock Option Plans

The Company’s employees participate in stock option plans under which employees may be granted options to purchase shares of Merck common stock at the fair market value at the time of the grant. Options generally fully vest in 3 to 5 years and expire within 5 to 10 years from the date of grant.

Merck stock options granted to the Company’s employees prior to February 26, 2002 and some of the Merck stock options granted on or after February 26, 2002 are expected to remain Merck options and will not be dilutive to the Company’s earnings per share. Most of the Merck stock options granted to the Company’s employees on or after February 26, 2002 are expected to be converted into Medco Health options, which may have a dilutive effect on the Company’s fully diluted earnings per share going forward.

In February 2003, the Company communicated to employees an expected option grant of Company stock contingent upon the separation from Merck. The grant is expected to take place at the time of the distribution, and will be set at an option price equal to the market value of Company stock on the ultimate date of grant, to be determined by a methodology established by the Board of Directors. The stock option grant is expected to vest equally in three annual installments, with the first annual installment beginning on the later of February 28, 2004 or full separation. The 6.5 million shares in this grant were determined based on a percentage of the expected 270 million shares of Company stock outstanding after the separation. The stock option grant of Company stock may be adjusted by the Board of Directors based on the actual shares of Company stock outstanding after the separation.

In addition, some of the Company’s employees continue to hold stock options granted under the Medco Containment Services, Inc. stock option plan and plans of companies acquired by the Company, including Medical Marketing Group, Inc., ProVantage and Systemed, Inc. (“Acquired Company Plans”). These options were all converted to options to purchase Merck common stock. The outstanding stock options held by employees of the Company under the Acquired Company Plans will remain options for Merck stock and thus will not be dilutive to the Company’s earnings per share.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Summarized information related to stock options held by the Company’s employees (shares of Merck in thousands) is as follows:

	Number of Shares	Average Price (1)
Outstanding at December 25, 1999	32,497.3	$43.07
Granted	7,240.4	$69.86
Exercised	(7,229.5)	$24.77
Forfeited	(1,688.7)	$63.39
Equivalent options assumed	131.0	$77.17

Outstanding at December 30, 2000	30,950.5	$52.65
Granted	7,895.1	$78.43
Exercised	(1,988.8)	$31.32
Forfeited	(1,437.8)	$75.97

Outstanding at December 29, 2001	35,419.0	$58.65
Granted	6,269.3	$59.64
Exercised	(1,977.7)	$31.57
Forfeited	(1,923.6)	$68.91

Outstanding at December 28, 2002	37,787.0	$59.71

(1)	Weighted average exercise price.

Merck stock options outstanding at December 28, 2002 included 5.2 million shares, at an average exercise price of $60.24, that are expected to be converted into Medco Health options on the date of the spin-off. The stock options were not exercisable as of December 28, 2002. The rate of conversion will be determined on the date of the spin-off based on a formula which will preserve the financial position of the option holder immediately before and after the spin-off.

The number of shares and average price of options exercisable at fiscal year end 2000, 2001 and 2002 were 8.7 million shares at $27.07, 11.4 million shares at $34.90, and 14.3 million shares at $43.75, respectively.

Summarized information about stock options outstanding and exercisable at December 28, 2002 (shares of Merck in thousands) is as follows:

Exercise Price Range	Outstanding			Exercisable
	Number of Shares	Average Life(1)	Average Price(2)	Number of Shares	Average Price(2)
Under $15	3,287.4	4.93	$13.32	3,287.4	$13.32
$15 to $25	1,206.5	4.30	$19.20	1,206.5	$19.20
$25 to $40	2,003.4	3.28	$33.19	2,003.4	$33.19
$40 to $50	2,837.8	4.42	$48.21	2,518.3	$48.36
$50 to $65	10,997.8	6.13	$60.34	1,742.5	$57.83
$65 to $80	12,210.7	6.04	$72.59	2,690.5	$72.30
Over $80	5,243.4	5.30	$83.14	896.6	$86.04

Total shares	37,787.0			14,345.2

(1)	Weighted average contractual life remaining in years.
(2)	Weighted average exercise price.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

Employee Stock Purchase Plan

The Company’s employees participate in an employee stock purchase plan (“ESPP”) sponsored by Medco Health whereby certain employees of Medco Health are permitted to purchase shares of Merck stock at a discount to market price. The plan is expected to terminate at the end of the second quarter 2003 purchase period. Following the distribution, it is anticipated that the Company will adopt a substantially similar plan to purchase the Company’s common stock.

Under the terms of the ESPP, eligible employees may have up to 10% of gross pay deducted from their accumulated payroll to purchase shares of Merck common stock at 85% of the fair market value of a share of Merck stock on the last day of trading each calendar quarter. Purchases of Merck stock under the ESPP were 0.2 million in 2000, 0.2 million in 2001 and 0.3 million in 2002, and are not dilutive to the Company’s earnings. The Merck shares purchased under the ESPP in 2000, 2001 and 2002 were at a weighted average price of $74.12, $66.02 and $52.62, respectively. Had the Company applied the fair value recognition provisions of SFAS No. 123 to the ESPP, net income would have been reduced by $1.2 million in 2000, $1.4 million in 2001 and $1.3 million in 2002.

11.    RELATIONSHIP WITH MERCK

The Company’s revenue from sales to Merck for PBM and other services was $72.9 million in fiscal 2000, $99.9 million in fiscal 2001 and $115.2 million in fiscal 2002.

In addition, the Company recorded purchases of products from Merck for sale through its home delivery pharmacies, at a price that management believes approximates the price an unrelated third party would pay. The cost of these products related to product net revenues is included in cost of product net revenues in the period in which the sale occurred. Historically, the Company has recorded rebates from Merck as a credit to cost of product net revenues based upon the volume of Merck prescription drugs dispensed either by its home delivery pharmacies or through its retail pharmacy networks. The following table summarizes the amounts included in cost of product net revenues ($ in millions):

	For Fiscal Years Ended
	December 30, 2000	December 29, 2001	December 28, 2002
Cost of inventory purchased from Merck	$1,106.4	$1,344.7	$1,415.0
Gross rebates recorded from Merck	$(350.5)	$(439.4)	$(443.9)

The Company’s historical financial statements include expense allocations for certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, or of the effort expended by Merck for the Company as compared to its other operations, or other reasonable methods. The Company and Merck considered these allocations to be reasonable reflections of the utilization of services provided. These costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Costs allocated by or charged by Merck to the Company for services performed by Merck on behalf of the Company totaled $25.4 million in fiscal 2000, $26.4 million in fiscal 2001 and $27.4 million in fiscal 2002.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Fiscal Years Ended December 30, 2000, December 29, 2001 and December 28, 2002

By the end of the second quarter of 2003, the Company is expecting to have assumed responsibility for substantially all of these services and related expenses. The Company expects the total cost of these services to aggregate approximately $35 million (unaudited) to $40 million (unaudited) in 2003, including a charge from Merck of $0.4 million (unaudited) and approximately $40 million (unaudited) to $45 million (unaudited) in 2004. In addition, during 2002 the Company incurred $7.7 million of one-time costs associated with its transition to operating as a separate company and expects to incur $2 million (unaudited) in 2003. These one-time costs are associated with systems implementation and conversion, the change of the Company’s corporate name and other similar matters.

There are eight principal types of intercompany transactions recorded in the Company’s intercompany account with Merck which are reflected as equity transactions as if settled in cash: (1) cash collections from the Company’s operations that are deposited into Merck’s bank accounts, (2) cash borrowings from Merck which are used to fund operations, (3) purchases of inventory from Merck, (4) rebates recorded from Merck, (5) credits to Merck’s account for the Company’s taxes on income, (6) allocations of corporate expenses and charges, (7) sales by the Company to Merck for PBM and other services and (8) dividends declared by the Company to Merck. Dividends credited to Merck’s account were $400 million for each of the fiscal years 2000 and 2001. Cash collections include all cash receipts required to be deposited into the intercompany account as part of the Merck cash concentration system. Cash borrowings made by the Company from the Merck cash concentration system are used to fund operating expenses. Under the terms of the master separation and distribution agreement with Merck, the net amount due from Merck at December 29, 2001 has been classified as equity and forms a part of the continuing equity of the Company. Effective December 30, 2001, amounts due from/to Merck arising from transactions subsequent to that date are recorded within “Due from Merck, net” as these amounts will be settled in cash.

Merck has historically provided credit support arrangements and guarantees for the Company’s performance under certain client contracts and lease obligations. Under the terms of the master separation and distribution agreement with Merck, the Company will use commercially reasonable efforts to cause Merck to be released from those obligations. The Company does not expect the assumption of these arrangements and guarantees to have a material impact on its results of operations, cash flows or financial position.

In conjunction with the spin-off, the Company expects to enter into a series of agreements, such as a master separation and distribution agreement, an indemnification and insurance agreement, an amended and restated managed care agreement, a tax responsibility allocation agreement and other related agreements which are intended to govern the ongoing relationship between the two companies going forward. The managed care agreement includes terms related to certain access obligations for Merck products, a commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, the Company may be required to pay liquidated damages to Merck if it fails to achieve specified market share levels.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(Dollars in millions)

Allowance for Doubtful Accounts Receivable:

	Balance at Beginning of Period	Provisions	Write-offs (1)	Other		Balance at End of Period
Fiscal Year Ended December 30, 2000	$8.2	$0.4	$(1.1)	$1.2	(2)	$8.7
Fiscal Year Ended December 29, 2001	$8.7	$0.3	$(1.7)			$7.3
Fiscal Year Ended December 28, 2002	$7.3	$1.0	$(1.8)			$6.5

(1)	Uncollectible accounts, net of recoveries.
(2)	Represents the opening balance sheet allowance at the time of the acquisition of ProVantage.

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MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions, except for share data)

ASSETS	December 28, 2002	March 29, 2003
Current assets:
Cash and cash equivalents	$14.4	$7.7
Short-term investments	72.5	68.7
Accounts receivable, net	1,562.2	1,531.1
Due from Merck, net	231.8	718.6
Inventories, net	1,062.7	932.6
Prepaid expenses and other current assets	69.7	70.8
Deferred tax assets	213.1	238.5

Total current assets	3,226.4	3,568.0
Property and equipment, net	842.9	816.2
Goodwill, net	3,310.2	3,310.2
Intangible assets, net	2,414.8	2,391.3
Other noncurrent assets	128.2	132.0

Total assets	$9,922.5	$10,217.7

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Claims and other accounts payable	$1,718.3	$1,959.7
Accrued expenses and other current liabilities	336.6	299.2

Total current liabilities	2,054.9	2,258.9
Deferred tax liabilities	1,197.7	1,182.2
Other noncurrent liabilities	34.3	39.0

Total liabilities	3,286.9	3,480.1

Commitments and contingencies (see Note 6)
Stockholder’s equity:
Common stock, par value $0.01—authorized: 1,000,000,000 shares; issued and outstanding: 270,000,000 shares	2.7	2.7
Preferred stock, par value $0.01—authorized: 10,000,000 shares; issued and outstanding: 0	—	—
Accumulated other comprehensive income	0.1	0.1
Additional paid-in capital	6,386.9	6,386.9
Retained earnings	245.9	347.9

Total stockholder’s equity	6,635.6	6,737.6

Total liabilities and stockholder’s equity	$9,922.5	$10,217.7

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(In millions, except for share data)

	Quarter Ended
	March 30, 2002	March 29, 2003
Product net revenues	$7,929.0	$8,237.9
Service revenues	87.1	96.2

Total net revenues	8,016.1	8,334.1

Cost of operations:
Cost of product net revenues	7,713.8	7,939.5
Cost of service revenues	44.0	45.1

Total cost of revenues (See Note 7 for a description of transactions with Merck)	7,757.8	7,984.6

Selling, general and administrative expenses	135.2	163.0
Amortization of intangibles	21.2	23.6
Other (income) expense, net	(0.8)	(11.7)

Total cost of operations	7,913.4	8,159.5

Income before provision for income taxes	102.7	174.6
Provision for income taxes	43.1	72.6

Net income	$59.6	$102.0

Basic and diluted earnings per share	$0.22	$0.38

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

(In millions, except for share data)

	Total Stockholder’s Equity	$0.01 par value Common Stock	Accumulated Other Comprehensive Income	Additional Paid-in Capital	Retained Earnings
Balances at December 28, 2002	$6,635.6	$2.7	$0.1	$6,386.9	$245.9
Net income	102.0	—	—	—	102.0

Balances at March 29, 2003	$6,737.6	$2.7	$0.1	$6,386.9	$347.9

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Quarter Ended
	March 30, 2002	March 29, 2003
Cash flows from operating activities:
Net income	$59.6	$102.0
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	38.2	46.1
Amortization of intangibles	21.2	23.6
Deferred income taxes	(36.3)	(40.9)
Other	9.6	11.2
Net changes in assets and liabilities:
Accounts receivable	(104.2)	30.6
Inventories	334.8	130.1
Other noncurrent assets	13.9	0.8
Current liabilities	196.2	209.8
Other noncurrent liabilities	0.6	4.7
Other	(18.7)	(1.3)

Net cash provided by operating activities	514.9	516.7

Cash flows from investing activities:
Capital expenditures	(66.7)	(34.3)
Purchases of securities and other investments	(62.2)	(13.1)
Proceeds from sale of securities and other investments	59.6	10.8

Net cash used by investing activities	(69.3)	(36.6)

Cash flows from financing activities:
Intercompany transfer to Merck, net	(449.6)	(486.8)

Net cash used by financing activities	(449.6)	(486.8)

Net decrease in cash and cash equivalents	(4.0)	(6.7)
Cash and cash equivalents at beginning of period	16.3	14.4

Cash and cash equivalents at end of period	$12.3	$7.7

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended March 29, 2003

1.    BASIS OF PRESENTATION

The accompanying interim consolidated financial statements are unaudited and the December 28, 2002 amounts are from the audited consolidated financial statements included elsewhere in this information statement. In the Company’s opinion, all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. The results of operations for any interim period are not necessarily indicative of the results of operations for the full year. Certain information and disclosures required by accounting principles generally accepted in the United States of America for complete consolidated financial statements are not included herein. The interim statements should be read in conjunction with the consolidated financial statements and notes thereto as of December 28, 2002, which appear elsewhere in this information statement.

On May 21, 2002, the Company converted from a limited liability company wholly owned by Merck to a corporation wholly owned by Merck. Merck is taxed on the Company’s taxable income as part of Merck’s consolidated tax return, with the Company’s liabilities for income taxes being reflected in “Due from Merck, net”. The Company expects to provide for and directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement with Merck. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company was a separate entity and had prepared its own separate tax return as a corporation.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146), which is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company adopted this standard on January 1, 2003, and it did not have a material impact on the Company’s results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that a liability be recorded in the guarantor’s balance sheet at fair value upon issuance of certain guarantees. The recognition provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. The Company has determined that the guarantees offered to clients are outside the scope of FIN 45, as these guarantees relate to the Company’s future performance under contractual agreements with clients. As such, adoption of FIN 45 did not have a material impact on the Company’s results of operations, cash flows or financial position.

2.    ACCOUNTS RECEIVABLE

As of December 28, 2002 and March 29, 2003, accounts receivable included unbilled receivables from clients and manufacturers of $1,265.6 million and $1,883.3 million, respectively. Unbilled receivables are billed to clients typically within 14 days based on the contractual billing schedule agreed upon with each client. Thus, at the end of any given reporting period, unbilled receivables will represent up to two weeks of dispensing activity to clients. Unbilled receivables from manufacturers are generally billed to manufacturers beginning 45 days from the end of each quarter. Receivables are presented net of allowance for doubtful accounts of $6.5 million and $6.7 million at December 28, 2002 and March 29, 2003, respectively.

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Quarter Ended March 29, 2003

3.    INVENTORIES

Inventories in the Company’s home delivery pharmacies, which consist solely of finished product (primarily prescription drugs), are valued at the lower of first-in, first-out (FIFO) cost or market.

4.    INTANGIBLE ASSETS

Intangible assets, principally comprised of customer relationships, are as follows at December 28, 2002 and March 29, 2003 ($ in millions):

	December 28, 2002	March 29, 2003
Cost	$3,172.2	$3,172.2
Less accumulated amortization	(757.4)	(780.9)

	$2,414.8	$2,391.3

During the first quarter of 2002, intangible assets associated with the acquisition of the Company by Merck in 1993 were amortized on a straight-line basis over a weighted average useful life of 38 years. During the first quarter of 2003, the Company performed a re-evaluation of the useful life of the intangible assets. As a result of historical turnover and expected losses of clients that were in the customer base in 1993, the weighted average useful life was revised to 35 years effective as of December 29, 2002. The change in useful life resulted in an additional $2.3 million of amortization expense in the first quarter of 2003, with the annual amortization expense increasing by approximately $9 million.

5.    STOCK-BASED COMPENSATION

Employee stock-based compensation is recognized using the intrinsic value method. Generally, employee stock options are granted to purchase shares of Merck stock at the fair market value at the time of grant. Accordingly, no compensation expense is recognized for the stock-based compensation plans.

The effect on net income and earnings per common share if the Company had applied the fair value method for recognizing employee stock-based compensation to the Merck stock options and the employee stock purchase plan is as follows ($ in millions, except per share data):

	Quarter Ended
	March 30, 2002	March 29, 2003
Net income, as reported	$59.6	$102.0
Compensation expense, SFAS No. 123, net of tax	18.3	15.3

Pro forma net income	$41.3	$ 86.7

Earnings per common share:
Basic—as reported	$0.22	$0.38
Basic—pro forma	$0.15	$0.32

Certain Merck stock options granted to Company employees in 2002 and 2003 are expected to convert to Medco Health options in conjunction with the spin-off from Merck, which may have a dilutive effect on

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Quarter Ended March 29, 2003

Company’s fully diluted earnings per share going forward. In addition, during the quarter ended March 29, 2003, the Company communicated to employees an expected option grant of Company stock contingent upon the separation from Merck. The 6.5 million shares in this grant were determined based on a percentage of the expected 270 million shares of Company stock outstanding after the separation. The grant will be made at an exercise price equal to the market price of Company stock on the ultimate date of grant. As the date of the grant has not yet been determined, there is no pro forma compensation expense for the quarter ended March 29, 2003. The stock option grant of Company stock may be adjusted by the Board of Directors based on the actual shares of Company stock outstanding after the separation.

6.    COMMITMENTS AND CONTINGENCIES

As disclosed in Note 9 of the audited consolidated financial statements included elsewhere in this information statement, the Company and its subsidiaries are parties to a variety of legal proceedings arising out of the normal course of business, including a few cases in which substantial amounts of damages are sought.

Although it is not feasible to predict or determine the final outcome of the above proceedings, management does not believe that they will result in a material adverse effect on the Company’s financial position or liquidity. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate resolutions of these matters, or changes in the Company’s assumptions or its strategies related to these proceedings.

7.    RELATIONSHIP WITH MERCK

The Company enters into intercompany transactions with Merck for, among other things, the daily transfer of cash collections, allocations of corporate charges, cash borrowings to be used in operations as necessary, purchases of inventory, recording of rebates, and charges for taxes paid by Merck on the Company’s income. The net amount due from Merck as of December 29, 2001 has been classified as equity and forms a part of the continuing equity of the Company. Effective December 30, 2001, amounts due from/to Merck arising from the transactions subsequent to that date are recorded within “Due from Merck, net” as these amounts will be settled in cash.

The Company’s revenue from sales to Merck for pharmacy benefit management and other services was $28.3 million in the quarter ended March 30, 2002 and $28.4 million in the quarter ended March 29, 2003.

In addition, the Company recorded purchases of products from Merck for sale through its home delivery pharmacies, at a price that management believes approximates the price an unrelated third party would pay. The cost of these products related to product net revenues is included in cost of product net revenues in the period in which the sale occurred. Historically, the Company has recorded rebates from Merck as a credit to cost of product net revenues based upon the volume of Merck prescription drugs dispensed either by its home delivery pharmacies or through its retail pharmacy networks. The following table summarizes the amounts included in cost of product net revenues ($ in millions):

	Quarter Ended
	March 30, 2002	March 29, 2003
Cost of inventory purchased from Merck	$354.7	$354.2
Gross rebates received from Merck	$(115.6)	$(110.6)

MEDCO HEALTH SOLUTIONS, INC.

(THE SUCCESSOR TO MERCK-MEDCO MANAGED CARE, L.L.C.)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Quarter Ended March 29, 2003

The Company’s historical financial statements include expense allocations for certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, or of the effort expended by Merck for the Company as compared to its other operations, or other reasonable methods. The Company and Merck consider these allocations to be reasonable reflections of the utilization of services provided. Allocated costs are included in selling, general and administrative expenses in the accompanying consolidated statements of income. By the end of the second quarter of 2003, the Company is expecting to have assumed responsibility for substantially all of these services and their related expenses. Costs allocated by Merck to the Company for services performed by Merck on behalf of the Company totaled $0.4 million in the quarter ended March 29, 2003 and $6.9 million in the quarter ended March 30, 2002.

On May 28, 2003, the Company and Merck entered into an amended and restated managed care agreement. The amended and restated managed care agreement includes terms related to certain access obligations for Merck products, a commitment to maintain Merck market share levels, terms related to formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, the Company may be required to pay liquidated damages to Merck if it fails to achieve specified market share levels.

8.    SUBSEQUENT EVENT

PROPOSED SPIN-OFF—On April 22, 2003, Merck announced its plan to spin-off 100% of the shares of Medco in a tax-free distribution to its stockholders, subject to the satisfaction of certain conditions, including receipt of a favorable tax ruling.